NACCO
INDUSTRIES, INC.

2008 Annual Report

HYSTER

Yale

NORTH AMERICAN COAL CORPORATION

NORTH AMERICAN MINING COMPANY

Hamilton Beach

Proctor Silex

KITCHEN COLLECTION

le gourmet chef

NACCO Industries, Inc. at a Glance

Principal Businesses	Market Positions
NACCO Materials Handling Group ("NMHG") Headquarters: Cleveland, Ohio NMHG Wholesale designs, engineers, manufactures and sells a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, The Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil. NMHG Retail operates a small number of wholly owned dealers, which sell, lease and service Hyster® and Yale® lift trucks and sell related service parts.	NACCO Materials Handling Group is a world leader in the lift truck industry with an estimated 9 percent market share worldwide, including a 23 percent market share in the Americas market. Lift trucks are distributed through a worldwide network of independent Hyster® and Yale® dealers and a limited number of wholly owned dealers.
Hamilton Beach Brands ("HBB") Headquarters: Richmond, Virginia HBB is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. HBB has a broad portfolio of some of the most recognized and respected brands in the small electric appliance industry, including Hamilton Beach®, Proctor Silex®, eclectrics®, Traditions®, TrueAir® and Hamilton Beach® Commercial.	HBB is one of the leading companies in small appliances, with strong share positions in many of the categories in which it competes. HBB products are primarily distributed through mass merchants, national discount department stores, warehouse clubs and other retail sales outlets.
Kitchen Collection Headquarters: Chillicothe, Ohio Kitchen Collection is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States.	Kitchen Collection is the nation's leading specialty retailer of kitchen and related products in factory outlet malls with 285 stores throughout the United States in 2008.
North American Coal ("NACoal") Headquarters: Dallas, Texas North American Coal mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies in the United States. North American Coal operates six surface lignite mines. The company also provides dragline mining services operating under the name "North American Mining Company" for independently owned limerock quarries in Florida.	North American Coal is the nation's largest miner of lignite coal and among the ten largest coal producers. Lignite coal is delivered from mines in Texas, North Dakota, Louisiana and Mississippi to adjacent or nearby power plants.

NACCO Industries, Inc. is an operating holding company with the following principal businesses: lift trucks, housewares distribution, housewares retail and mining.

Competitive Advantages	Financial Objectives	Key Business Programs
• Leading market share positions in the Americas and worldwide • Highly recognized Hyster® and Yale® brand names • Large installed population base of lift trucks; an estimated 831,000 Hyster® and Yale® lift trucks in operation worldwide • Highly diverse customer base with more than 600 different end-user applications in more than 900 industries • Comprehensive global product line • Strong dealer network • Industry-leading national account coverage in the Americas • Globally integrated operations with significant economies of scale	**NMHG Wholesale:** Achieve a minimum operating profit margin target of 9 percent **NMHG Retail:** Reach at least break-even financial performance while building market position and transfer responsibility to independent dealers when possible	• Manufacturing restructuring • Quality initiative • Global supply chain • New product development • New product introductions • Strategic pricing optimization • National and global accounts • Dealer structure program • Aftermarket parts • NMHG Retail improvements • Distribution and brand strategy
HBB: • Strong heritage brands with leading market shares • Strong relationships with leading retailers • Highly professional and experienced management team • Successful track record of product line expansion and new product innovation • Industry-leading working capital management	**HBB:** Achieve a minimum operating profit margin target of 10 percent	**HBB:** • Purchasing and supplier product cost reduction • Continuous quality improvement • Supply chain optimization • Product development process • New product introductions • Retailer and channel focus • Strategic brand application
Kitchen Collection: • Highly analytical merchandising skills and disciplined operating controls • Two well-established, complementary retail store formats – Kitchen Collection® and Le Gourmet Chef®	**Kitchen Collection:** Achieve a minimum operating profit margin target of 5 percent	**Kitchen Collection:** • Corporate expense management • Store expense management • Continuous product cost management • Logistics efficiency • Innovative products and merchandising • Hamilton Beach® brand leverage • Economic Value Income • Outlet mall format initiatives • Traditional mall format initiatives • Internet format initiative
• Lignite coal mines provide steady income and cash flow before financing activities and high return on equity • Contracts are structured to minimize exposure to market fluctuations of coal prices • 2.3 billion tons of lignite coal reserves, of which approximately 1.2 billion tons are committed to current customers • Outstanding operational and technological mining skills • Highly efficient heavy equipment utilization • Excellent record of environmental responsibility and employee safety	Earn a minimum return on capital employed of 13 percent and attain positive Economic Value Income from all existing consolidated mining operations and any new projects, while maintaining or increasing the profitability of all existing unconsolidated project mining operations	• Employee safety • Contract structure • Lignite mining operations • Limerock dragline mining operations • Mining and management innovation • Environmental commitment • Leveraging NACoal's lignite coal reserves • Direct coal-fired power generation • Coal gasification • Coal-based energy production • Utilizing lignite coal beneficiation technologies • Contract mining of lignite coal • Contract mining of aggregates

Selected Financial and Operating Data

NACCO Industries, Inc. and Subsidiaries

	Year Ended December 31				
	2008[1]	2007[2]	2006[2]	2005[2]	2004[2]
	(In millions, except per share data)				
Operating Statement Data:					
Revenues	**$ 3,680.3**	$ 3,602.7	$ 3,349.0	$ 3,157.4	$ 2,782.6
Earnings of unconsolidated project mining subsidiaries	**$ 39.4**	$ 37.7	$ 36.0	$ 33.8	$ 31.5
Operating profit (loss)	**$ (387.3)**	$ 139.3	$ 173.6	$ 108.9	$ 86.9
Income (loss) before extraordinary gain	**$ (437.6)**	$ 90.4	$ 94.0	$ 58.4	$ 46.7
Extraordinary gain, net-of-tax[3]	**–**	–	12.8	4.7	0.5
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8	$ 63.1	$ 47.2
Basic Earnings (Loss) per Share:					
Income (loss) before extraordinary gain	**$ (52.84)**	$ 10.94	$ 11.41	$ 7.10	$ 5.69
Extraordinary gain, net-of-tax[3]	**–**	–	1.56	0.57	0.06
Net income (loss) per basic share	**$ (52.84)**	$ 10.94	$ 12.97	$ 7.67	$ 5.75
Diluted Earnings (Loss) per Share:					
Income (loss) before extraordinary gain	**$ (52.84)**	$ 10.93	$ 11.40	$ 7.10	$ 5.69
Extraordinary gain, net-of-tax[3]	**–**	–	1.56	0.57	0.06
Net income (loss) per diluted share	**$ (52.84)**	$ 10.93	$ 12.96	$ 7.67	$ 5.75
Per Share and Share Data:					
Cash dividends	**$ 2.045**	$ 1.980	$ 1.905	$ 1.848	$ 1.675
Market value at December 31	**$ 37.41**	$ 99.69	$ 136.60	$ 117.15	$ 105.40
Stockholders' equity at December 31	**$ 43.05**	$ 107.80	$ 96.05	$ 85.21	$ 83.39
Actual shares outstanding at December 31	**8.286**	8.269	8.238	8.226	8.214
Basic weighted average shares outstanding	**8.281**	8.263	8.234	8.223	8.212
Diluted weighted average shares outstanding	**8.281**	8.272	8.242	8.226	8.214
Balance Sheet Data at December 31:					
Total assets	**$ 1,687.9**	$ 2,427.3	$ 2,154.5	$ 2,091.6	$ 2,035.6
Long-term debt	**$ 400.5**	$ 439.5	$ 359.9	$ 406.2	$ 407.4
Stockholders' equity	**$ 356.7**	$ 891.4	$ 791.3	$ 700.9	$ 685.0

(1) During the fourth quarter of 2008, NACCO's stock price significantly declined compared with previous periods and the Company's market value of equity was below its book value of tangible assets and book value of equity. The Company performed an interim impairment test, which indicated that goodwill and certain other intangibles were impaired at December 31, 2008. Therefore, the Company recorded a non-cash impairment charge of $435.7 million during the fourth quarter of 2008.
(2) During the fourth quarter of 2008, the Company's Hamilton Beach subsidiary changed its method of valuing inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. Prior-year financial data has been revised to conform to this change.
(3) An extraordinary gain was recognized in 2006, 2005 and 2004 as a result of a reduction to Bellaire Corporation's estimated closed mine obligations relating to amounts owed to the United Mine Workers of America Combined Benefit Fund arising as a result of the Coal Industry Retiree Health Benefit Act of 1992.

	Year Ended December 31				
	2008[1]	2007[2]	2006[2]	2005[2]	2004[2]
	(In millions, except employee data)				
Cash Flow Data:					
Operating Activities					
NACCO Materials Handling Group	**$ (27.3)**	$ 34.6	$ 84.8	$ 11.9	$ 80.0
Hamilton Beach Brands	**18.0**	19.5	28.7	31.8	17.7
Kitchen Collection	**(6.4)**	(10.9)	17.2	0.1	(0.6)
North American Coal Corporation	**23.2**	44.7	38.7	26.4	41.1
NACCO and Other	**(2.6)**	(6.5)	4.1	5.0	(12.0)
Provided by operating activities	**$ 4.9**	$ 81.4	$ 173.5	$ 75.2	$ 126.2
Investing Activities					
NACCO Materials Handling Group	**$ (37.5)**	$ (33.9)	$ (30.6)	$ (30.1)	$ (17.3)
Hamilton Beach Brands	**(5.7)**	(3.7)	7.2	(3.8)	(5.5)
Kitchen Collection	**(6.0)**	(3.9)	(16.1)	(1.0)	(2.2)
North American Coal Corporation	**(15.9)**	(18.2)	4.2	(21.4)	(15.3)
NACCO and Other	**(6.3)**	(0.2)	–	–	–
Used for investing activities	**$ (71.4)**	$ (59.9)	$ (35.3)	$ (56.3)	$ (40.3)
Cash Flow before Financing Activities[4]					
NACCO Materials Handling Group	**$ (64.8)**	$ 0.7	$ 54.2	$ (18.2)	$ 62.7
Hamilton Beach Brands	**12.3**	15.8	35.9	28.0	12.2
Kitchen Collection	**(12.4)**	(14.8)	1.1	(0.9)	(2.8)
North American Coal Corporation	**7.3**	26.5	42.9	5.0	25.8
NACCO and Other	**(8.9)**	(6.7)	4.1	5.0	(12.0)
Consolidated Cash Flow before Financing Activities	**$ (66.5)**	$ 21.5	$ 138.2	$ 18.9	$ 85.9
Provided by (used for) financing activities	**$ (83.1)**	$ 64.4	$ (105.8)	$ (1.8)	$ (4.1)
Other Data:					
Adjusted EBITDA[5]	**$ 110.4**	$ 203.7	$ 218.5	$ 178.6	$ 159.3
Total employees at December 31[6]	**9,500**	10,600	11,300	11,100	11,600

(4) Cash Flow before Financing Activities is equal to net cash provided by operating activities less net cash used for investing activities.
(5) Adjusted EBITDA is provided solely as a supplemental disclosure with respect to liquidity because management believes it provides useful information regarding a company's ability to service its indebtedness. Adjusted EBITDA does not represent cash flow from operations, as defined by U.S. generally accepted accounting principles. You should not consider Adjusted EBITDA as a substitute for net income or net loss, or as an indicator of our operating performance or whether cash flows will be sufficient to fund our cash needs. NACCO defines Adjusted EBITDA as income before goodwill and other intangible assets impairment charges, income taxes, minority interest (income) expense and extraordinary gain plus net interest expense and depreciation, depletion and amortization expense. Adjusted EBITDA is not a measurement under U.S. generally accepted accounting principles and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using U.S. generally accepted accounting principles are presented above. A reconciliation of cash flow provided by operating activities to Adjusted EBITDA is presented below.
(6) Includes employees of the unconsolidated project mining subsidiaries.

	Year Ended December 31				
	2008[1]	2007[2]	2006[2]	2005[2]	2004[2]
	(In millions)				
Reconciliation of Cash Flow Provided by Operating Activities to Adjusted EBITDA[5]					
Cash flow provided by operating activities	**$ 4.9**	$ 81.4	$ 173.5	$ 75.2	$ 126.2
Change in working capital items	**95.9**	77.5	(21.4)	46.4	(0.5)
Gain (loss) on sale of assets and businesses	**0.3**	1.3	25.6	0.6	(0.6)
Restructuring charges	**(9.1)**	(8.6)	(0.8)	(2.7)	(7.6)
Difference between deferred income taxes and income tax provision	**(1.7)**	19.0	19.1	20.7	7.2
Other non-cash items	**(12.9)**	4.4	(11.8)	(4.9)	(10.6)
Interest expense, net	**33.0**	28.7	34.3	43.3	45.2
Adjusted EBITDA[5]	**$ 110.4**	$ 203.7	$ 218.5	$ 178.6	$ 159.3
Calculation of Adjusted EBITDA[5]					
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8	$ 63.1	$ 47.2
Goodwill and other intangible assets impairment charges	**435.7**	–	–	–	–
Extraordinary gain, net-of-tax	**–**	–	(12.8)	(4.7)	(0.5)
Minority interest (income) loss	**0.2**	(0.1)	(0.7)	(0.1)	(0.4)
Income tax provision	**18.6**	23.9	28.2	13.4	4.9
Interest expense	**40.6**	40.7	41.8	47.5	47.4
Interest income	**(7.6)**	(12.0)	(7.5)	(4.2)	(2.2)
Depreciation, depletion and amortization expense	**60.5**	60.8	62.7	63.6	62.9
Adjusted EBITDA[5]	**$ 110.4**	$ 203.7	$ 218.5	$ 178.6	$ 159.3

This Annual Report contains references to non-GAAP financial measures. Presentations of, and quantitative reconciliations to, the most directly comparable financial measures calculated and presented in accordance with GAAP appear on this page and page 11.

To Our Stockholders

Introduction

NACCO Industries, like many companies in the United States and around the world, had a very challenging 2008. While revenues increased slightly to $3.7 billion in 2008 compared with $3.6 billion in 2007, largely as a result of a weak U.S. dollar, 2008 financial results were very disappointing due to the effects of global economic conditions and the state of current financial markets.

In last year's annual report, we suggested that external factors, including a slowing U.S. economy, were likely to affect results significantly. The extent of the slowdown has been significantly worse than expected, with the year ending amid a deepening global recession which resulted in a decline in the levels of our markets and in the volumes at each of our subsidiaries. In addition, the year began with high material cost inflation which was not able to be recovered adequately through price increases. These factors, along with adverse foreign currency movements, were key drivers of the significant decrease in our financial results.

In addition, because the Company's stock price at December 31, 2008 was significantly below the Company's book value of tangible assets and book value of equity, accounting rules required that the Company take a non-cash write-off of goodwill and certain other intangible assets totaling $435.7 million, or $431.6 million net of taxes of $4.1 million. The goodwill and intangibles were incurred largely as a result of acquisitions in the late 1980s and early 1990s. The Company recorded the pre-tax charges as follows: $351.1 million at NACCO Materials Handling Group ("NMHG") Wholesale, $80.7 million at Hamilton Beach and $3.9 million at Kitchen Collection. The Company, however, believes that current stock market valuations, which were the basis for the impairment testing under existing accounting rules, are generally reflective of broader global macro-economic and stock market conditions rather than a reflection of the operating fundamentals and the programs being implemented at each of our subsidiaries.

Also during 2008, the Company recognized non-cash charges of $29.8 million against the accumulated deferred tax assets for the European and Australian operations and certain U.S. state taxing jurisdictions of NMHG's Wholesale and Retail subsidiaries. While these deferred tax assets have been charged against income, their benefit is still available to the Company as income is generated in the future.

In the context of the 2008 market conditions and including the goodwill and intangible assets impairment charges and deferred tax asset charges, in 2008 the Company incurred a consolidated net loss of $437.6 million, or $52.84 per share; NMHG Wholesale incurred a net loss of $365.6 million; NMHG Retail incurred a net loss of $10.4 million; Hamilton Beach reported a net loss of $73.3 million; Kitchen Collection reported a net loss of $10.0 million; and North American Coal reported net income of $22.1 million.

Consolidated adjusted income for the year ended December 31, 2008 was $23.8 million, or $2.87 per share. This compares with net income in 2007 of $90.4 million, or $10.93 per diluted share. "Adjusted income or loss" in this letter refers to net income or net loss results that exclude the goodwill and intangible assets impairment charges as well as the charges against the accumulated deferred tax assets. (For reconciliations from GAAP results to the adjusted non-GAAP results, see page 11.) The remaining discussion of 2008 results in this letter relates only to adjusted income or adjusted loss unless otherwise noted. Management believes a discussion of adjusted income or adjusted loss is more reflective of NACCO's underlying business operations and assists investors and our subsidiaries' lenders, who often exclude non-cash charges from their analyses, in better understanding the results of operations of NACCO and its subsidiaries.

Subsidiary Financial Objectives:

- NMHG Wholesale: Achieve a minimum operating profit margin of 9 percent
- NMHG Retail: Reach at least break-even financial performance while building market position and transfer responsibility to independent dealers when possible
- HBB: Achieve a minimum operating profit margin of 10 percent
- KC: Achieve a minimum operating profit margin of 5 percent
- NACoal: Earn a minimum return on capital employed of 13 percent and attain positive Economic Value Income from all existing consolidated mining operations and any new projects while maintaining or increasing the profitability of all existing unconsolidated project mining operations
- All subsidiaries: Generate substantial cash flow before financing activities

On this basis, North American Coal reported net income of $22.1 million in 2008 compared with $31.0 million in 2007. NMHG Wholesale had adjusted income of $4.5 million in 2008 compared with net income of $48.2 million in 2007. NMHG Retail had an adjusted loss of $3.4 million in 2008 compared with a net loss in 2007 of $8.9 million. Hamilton Beach's 2008 adjusted income of $7.4 million compared with net income of $19.5 million in 2007. Finally, Kitchen Collection's results declined to an adjusted loss of $6.4 million in 2008 from a net loss of $0.9 million in 2007. The background for these results is discussed in each subsidiary company's section of this letter.

Today we face unprecedented global economic and financial market conditions. The future is highly uncertain and, at this time, accurately forecasting market demand, customer and consumer purchasing behavior or NACCO performance for 2009 or 2010 is very challenging. Therefore, we have promptly and aggressively put in place what we believe to be the right plans to weather a very difficult 2009. We are making the decisions necessary to address current economic conditions at all of our subsidiaries and to prepare for the possibility that markets will remain at current depressed levels. Cost containment actions at NACCO Industries and our subsidiaries include personnel reductions, the suspension of incentive compensation and profit-sharing, benefit reductions, wage freezes, spending and travel restrictions, and, in some cases, salary reductions. Further, many targeted improvement programs, some put in place over the last few years and some implemented more recently, will be largely complete in 2009.



We have great confidence in the management teams at each of our subsidiaries and in the many experienced and capable people working closely together around the globe to help our companies manage through the downturn. In addition, several senior NACCO parent company personnel have taken on more specific operational roles at NACCO Materials Handling Group and North American Coal, in addition to their parent company roles, to add expertise as well as to reduce costs.

NACCO Industries is financially secure. The Company currently has financing in place on favorable terms at each of its subsidiaries. We are focusing on maximizing cash flow before financing activities in 2009. In addition, NACCO currently has substantial cash available, which provides the Company flexibility with respect to capitalizing its subsidiaries, an option we believe to be a key advantage of our operating holding company organizational structure. In this regard, during 2008, NACCO contributed $68.3 million to NMHG, $29.0 million to Hamilton Beach and $25.3 million to Kitchen Collection to increase capitalization at each of these subsidiaries.

Subsidiary Financial Objectives

Each of NACCO's subsidiary companies has specific financial objectives (see sidebar on page 3 for specific goals). Due to the extraordinary economic conditions, NACCO Materials Handling Group, Hamilton Beach Brands and Kitchen Collection fell significantly short of meeting their objectives in 2008. Given the uncertainty of market projections for 2009 and subsequent years, it is difficult to provide a timetable for the achievement of these objectives. However, each of NACCO's subsidiaries is implementing well-structured operational programs over the short and long term with its specific financial objectives in mind. As market conditions improve, the Company expects that the operating fundamentals and the programs in place at our subsidiaries will position them to move positively toward achievement of their long-term financial goals.

North American Coal

2008 Results

North American Coal ("NACoal") has had relatively stable performance over the years and continued to do so in 2008. Long-term contracts are in place at the company's lignite coal mines, demand remains strong from customers who continue to require a constant supply of coal to generate power and cash flow is steadier than in NACCO's other businesses. Positive developments at NACoal in 2008 included

Above: A Le Tourneau front-end loader loads mined lignite coal into a Kress coal haul truck at The Coteau Properties Company's Freedom Mine in North Dakota.

particularly good performance at the Red River Mining Company compared with 2007 and the extension of The Sabine Mining Company contract through 2035.

Nevertheless, 2008 was still challenging for NACoal as net income was negatively affected by Mississippi Lignite Mining Company's customer's planned extended power plant outage, which reduced lignite coal tons delivered and also resulted in increased costs of sales due to the capitalization of fixed costs over lower production levels. NACoal's limerock mining operations in southern Florida also experienced significant declines in deliveries as customer requirements were reduced by the downturn in the housing and construction markets in that region. Contractual price escalation at most of the mines partially offset these declines.

Market Outlook for 2009

NACoal expects improved performance at its lignite coal mining operations in 2009 provided that customers achieve currently planned power plant operating levels. Tons delivered at the lignite coal mines are expected to increase in 2009 compared with 2008, especially at the Mississippi Lignite Mining Company as a result of fewer planned outages and improved operating efficiencies at the customer's power plant. In addition, recently reduced costs for certain commodities, such as diesel fuel, are helping the company manage mine operating costs.

Limerock customer 2009 deliveries will be down significantly due to an unfavorable U.S. District Court ruling for the Florida lake belt region that terminated our customers', and others', existing mining permits at most of the limerock dragline mining operations. As a result, deliveries from the limerock dragline mining operations are expected to be significantly lower in 2009. Customers will be reducing stockpiled inventory levels until their limerock mining operations return to production under new permits that are expected to be issued toward the end of 2009. However, demand for limerock remains severely depressed due to the significant decline in the southern Florida housing and construction markets.


Yale
Yale

Actions Being Taken to Move Forward in 2009

NACoal prides itself on its intense focus on safety, efficiency and its continuous cost reduction programs. Because these programs have been in place for many years, operations are projected to be relatively stable at all of NACoal's lignite coal mines in 2009 given that no significant power plant outages are planned at any of its customers. However, contractual price escalation at all mines is not expected to affect results as favorably in 2009 as it did in 2008 because of recent declines in commodity costs. High levels of productivity are expected to continue at all of the mining locations. At the Mississippi Lignite Mining Company, the company expects to increase mine tonnage as a result of improved operating efficiency at the customer's power plant.

In early 2009, in light of the U.S. District Court ruling shutting down Florida lake belt mining operations, NACoal's limerock dragline mining operations took significant action to reduce costs, including layoffs for many employees. These measures will remain in place at all of the Florida lake belt facilities during 2009 until limerock production is resumed, which is expected to be in late 2009. The company also mitigated its financial exposure to these limerock operations by transitioning to new cost reimbursable management fee contracts with almost all of its customers. Only one Florida limerock operation, which is not in the lake belt area, will be in production for all of 2009.

NACoal has a number of potential new projects and opportunities under consideration or in progress, and expects to incur additional expenses related to these opportunities in 2009. Permitting is taking place in the Otter Creek Reserve in North Dakota in expectation of construction of a new mine. Construction is continuing on coal dryers and a coal load-out facility adjacent to the Falkirk Mine, which, when complete, will improve market potential by extending practical transportation distances for shipping lignite coal. In addition, NACoal is working on a project with Mississippi Power to provide lignite coal to a new plant in Mississippi and is optimistic about concluding other new agreements in 2009.

Above: Yale's next generation of electric rider lift trucks, the Yale® ERC-VG three- and four-wheel cushion tire models, have lifting capacities of up to 4,000 pounds. These trucks have been designed to increase overall productivity at higher levels of efficiency.

Overall, NACoal expects solid operating performance in 2009 with results comparable to 2008. Cash flow before financing activities is expected to be positive, but down slightly from 2008.

Longer-Term Perspective

Over time, the company expects to continue its record of operational excellence in safety, efficiency and environmental responsibility at each of its mining operations and to deliver profitability that exceeds its financial objectives.

Significant growth at NACoal will depend on the United States adopting a balanced energy policy in which coal plays a key role. Further, the company believes that coal must remain an integral part of the energy mix if this country is going to continue to be fully competitive in a global economy. NACoal is taking a leadership role in helping balance energy needs with environmental responsibility. NACoal's customer, Basin Electric, is a pioneer in the carbon capture process, which it employs at its Dakota Gasification facility. Most potential customers with whom NACoal is working include carbon capture in their plans for new coal projects. The company also believes that new power plant technologies, such as integrated gasification combined cycle power generation, and production of alternative fuels made from coal will provide important opportunities in the future. Overall, NACoal sees good long-term prospects for additional mining opportunities and has several promising business opportunities currently in various stages of negotiation.


HYSTER

NACCO Materials Handling Group

2008 Results

Like many companies in the industrial equipment sector, NMHG faced exceedingly high material costs in early 2008 that could not be fully offset through price increases and was confronted with deteriorating market conditions as the year progressed. The lift truck industry is naturally cyclical and a downturn had been expected, although not nearly to the extent seen in late 2008. In fact, in the second half of 2008, demand for lift trucks fell at rates not previously seen in the industry's history and demand for parts declined moderately. By the end of 2008, there was clear evidence of severe weakness in all global lift truck markets. For example, in the fourth quarter of 2008, the lift truck market declined 26.0 percent in Western Europe, 39.5 percent in North America, 44.6 percent in China, 56.8 percent in Eastern Europe and 58.3 percent in Brazil compared with fourth quarter 2007.

Significant currency volatility, particularly in the Japanese yen, Brazilian real and British pound, compounded the effects of unrecovered material cost increases and market deterioration. Currency exchange rates had a significant adverse effect on NMHG performance in a number of geographic areas, particularly in the United States since the dollar was very weak compared with other currencies for the greater part of the year.

NMHG executed new improvement plans in its Retail operations and, as a result, they performed significantly better in 2008 than in 2007. However, improvements in those operations were constrained by struggling economies in the United Kingdom and Australia in the second half of 2008.

Market Outlook for 2009

NMHG remains very concerned about the potential depth and breadth of the economic downturn and the ability and willingness of many of our customers to purchase lift trucks and parts in 2009. Early market indications in 2009 suggest a continued severe market downturn with key global lift truck markets either not yet stabilized or continuing at the extremely low levels of November and December 2008. While the company hopes that the very low market levels experienced in late 2008 and early 2009 are near the low point, the company expects demand to remain depressed through 2009, especially in the first half, with very little recovery until 2010. Consequently, NMHG Wholesale expects to have significantly lower unit booking and shipment levels and a reduction in parts sales in 2009 compared with 2008.

Above: The new Hyster Fortis® H170-190FT pneumatic tire internal combustion lift truck, with lifting capacities up to 19,000 pounds, is ideal for use in lumber, steel and concrete applications. This new series offers a longer wheelbase, a more powerful drive train and a new mast to allow for greater lifting capacities.

Actions Being Taken to Move Forward in 2009

Given these market prospects, NMHG's team of experienced professionals is overseeing a focused agenda that addresses the challenges of cost reduction and revenue generation in a severely depressed market with the objective of returning the company to profitability in 2009. In particular, NMHG is committed to taking all actions necessary to ensure the company's cost structure is appropriate for prevailing market conditions.

NMHG has aggressively taken a number of steps to respond to current market prospects. Capital expenditure constraints and administrative cost control measures, including planned plant downtime, suspension of incentive compensation and profit-sharing programs, reductions-in-force, reductions in salaries and benefits, wage freezes and restrictions on spending and travel have all been implemented. NMHG is also actively working to ensure timely implementation of reduced procurement costs in light of moderating material costs, specifically steel, and fuel and freight costs, in late 2008 and early 2009. The company's goal is to return margins in the near term at least to the levels that preceded the sharp increase in costs in early 2008, while still maintaining market positions. A significant reduction in working capital is also expected as a result of decreased receivables and marketing and manufacturing inventories.

NMHG is fortunate that some key profit improvement programs previously undertaken are either completed or are expected to be completed in the near future. For example, the manufacturing restructuring program, which includes the transfer of the 2.0 to 3.5 ton internal combustion engine pneumatic lift truck to the Berea, Kentucky plant, the closure of the plant in Irvine, Scotland and a plant consolidation in Greenville, North Carolina are expected to be largely completed in early 2009. In addition, NMHG plans to introduce its next generation of electric lift trucks throughout 2009. Also, specific actions previously implemented to improve manufacturing efficiencies, enhance quality and strengthen global purchasing, marketing and pricing operations are expected to deliver additional benefits in 2009.

Overall, NMHG Wholesale expects earnings in the first half of 2009 to be well below the first half of 2008, with an especially difficult first quarter. Modest market improvements expected in the second half of 2009, along with the impact of new product introductions and restructuring and reductions-in-force actions, are expected to lead to about break-even results, assuming markets do not deteriorate further. Significantly improved cash flow before financing activities for 2009 compared with 2008, primarily as a result of the cost containment actions, plant restructurings and a reduction in working capital, is also expected.

NMHG Retail will continue to work to achieve improved results in 2009, particularly in Australia. These actions and other improvement programs are expected to have a favorable effect on 2009 results and cash flow before financing activities, and to assist the company in meeting its strategic objective of achieving at least break-even results while building market position.

Longer-Term Perspective

NMHG's improvement programs, including longer-term initiatives maturing in the next two to three years, are expected to help the company become even more competitive globally. These projects include a continuous stream of new product introductions and innovations, new basic truck and option package configurations and a related pricing strategy, better alignment of pricing with currency and commodity cost changes and strengthened dealer networks across the globe. Overall, NMHG believes its programs in product, supply, manufacturing, quality, pricing and distribution together will position the company not only to be competitive in the global lift truck marketplace, but also, as demand for lift trucks in key markets worldwide eventually improves, to achieve its long-term minimum financial objectives.

Hamilton Beach Brands

2008 Results

Hamilton Beach Brands ("HBB") and other small kitchen appliance companies were affected by a significant softening of retail markets during the year. The fourth quarter of 2008 was particularly challenging as consumers spent significantly less than in prior years and most retailers experienced a disappointing holiday season. Fortunately, HBB is well positioned at mass merchants that tend to serve price-conscious consumers and therefore performed relatively better than higher-end retailers. Nevertheless, the company's sales of small kitchen appliances still fell well below expectations and financial results were disappointing. From 2007 to 2008, HBB's revenues declined 2.2 percent. However, as a result of significant increases in product and freight costs over the course of 2008, which were not fully recovered by price increases, and reduced unit sales volumes, particularly in the latter half of the year, HBB's 2008 adjusted income declined compared with 2007.

Market Outlook for 2009

The global recession and other consumer financial concerns are among factors creating an extremely challenging retail environment as consumer confidence continues to decline. Under these circumstances, it is very difficult to estimate consumer purchasing levels for 2009 or the timing of a recovery. Consumer spending is expected to be significantly reduced in 2009, particularly in the first half. As a result, HBB expects revenues in 2009 to be lower than in 2008.

HBB offers high-quality, value-based products to demanding end users. The company has an excellent pipeline of innovative new products and has strong retail placements at leading retailers. HBB is not significantly dependent on higher-end segments of the market, which are currently experiencing greater weakness.

Actions Being Taken to Move Forward in 2009

A number of actions have been taken at HBB to respond to anticipated lower volumes. Aggressive cost containment actions taken to date include personnel reductions, the suspension of incentive compensation and profit-sharing, benefit reductions, wage freezes and spending and travel restrictions, as well as other cash and cost-saving initiatives. In addition to these actions, HBB is actively working to improve pricing and product positioning and reduce product costs in light of softening commodity costs for resins, copper, steel and aluminum, as well as reduced transportation costs. HBB is also monitoring commodity costs closely and is currently negotiating with suppliers and retailers on costs, prices and product placement programs. All of these actions are designed to bring product margins more in line with those that prevailed in 2007 before commodity cost increases pushed product costs up dramatically over the course of 2008.



HBB entered the recession operationally strong with good product placements. HBB's targeted improvement programs, which are now mature, are expected to be beneficial in these challenging times. In addition, the company is reviewing each area of the business to ensure continued focus on core products and on strengthening its market position through product innovation, promotions and branding programs. HBB anticipates continued strong placements in 2009, with increased placements and distribution at some retailers. The company is also undertaking programs to enhance the market position of its brands, which include the Hamilton Beach® heritage brand and the quality, value-priced Proctor Silex® brand. HBB's approach is designed to improve competitiveness during the recession so it can emerge from the downturn in an enhanced market position.

Overall, 2009 net income and cash flow before financing activities are currently expected to improve compared with adjusted 2008 results because of HBB's cost containment actions and efforts to improve margins through reduced costs, improved prices and new product introductions and placements. However, if markets deteriorate further, revenues and earnings could be adversely affected.

Longer-Term Perspective

Product quality, customer service and fact-based professional sales and marketing remain areas of excellence for HBB. Important promotional campaigns designed to support HBB's brands and new products are expected to continue. The company's product and placement track record is impressive due to innovation processes centered on understanding and meeting end-user needs. New products introduced in 2008, as well as further new product introductions in the pipeline for 2009 and future years, are expected to improve revenues. However, the timing of an upturn in U.S. consumer markets is very uncertain, which makes overall revenues and margins very difficult to predict.

At HBB, an experienced team of professionals is managing the challenges of the current economic environment aggressively. The company will continue to work to improve revenues and profitability by improving efficiencies, reducing costs and pursuing strategic growth opportunities, including those which may arise during the economic downturn. The company is well positioned to continue its leadership position in the small kitchen appliances industry and to attain its longer-term financial objectives when increased consumer spending returns.

Above: Clockwise from top: Hamilton Beach Brands' newest products include: Hamilton Beach® Stay or Go™ 6 quart slow cooker with lid rest, Hamilton Beach® Big Mouth® Deluxe food processor and Hamilton Beach® Set & Forget® Grill.

Kitchen Collection

2008 Results

During 2008, the two retail formats operated by Kitchen Collection experienced weak sales at both outlet malls and traditional enclosed malls as consumers' discretionary spending contracted. Given the effect of the economic downturn, the Kitchen Collection® stores, which sell more basic kitchen items, performed satisfactorily in 2008 with a small increase in sales and positive operating results. The Le Gourmet Chef® stores, which sell higher-end, more discretionary items for entertaining, had extremely poor results primarily as a result of significant markdowns on discontinued products related to a change in store format, which included a substantial updating of the product offering, coupled with the very difficult consumer environment. For both the Kitchen Collection® and Le Gourmet Chef® store formats, fourth-quarter holiday sales were disappointing. A slight surge during the last two weeks of December was not enough to overcome earlier shortfalls. Importantly, however, a new, revitalized store format for the Le Gourmet Chef® stores was implemented in 2008 and is now in place. Also in 2008, a new distribution center for Le Gourmet Chef came on line, which added efficiency to its supply chain system.

Market Outlook for 2009

Uncertainty in the U.S. economy and in financial markets and a reduction in consumer confidence are expected to continue to affect consumer traffic to outlet and traditional malls and negatively affect retail spending decisions in 2009, all of which make forecasts of revenue very uncertain. Nevertheless, Kitchen Collection expects a modest increase in revenues in 2009 compared with 2008 because of an anticipated improved holiday selling season in late 2009 and expected improved sales volumes and margins at the Le Gourmet Chef® stores as a result of the completion of new product enhancement and store merchandising programs. These programs, coupled with the completion of the large product clearance program in the Le Gourmet Chef® stores which significantly reduced margins in 2008, are expected to improve results at the Le Gourmet Chef operations in 2009.

Actions Being Taken to Move Forward in 2009

Kitchen Collection is committed to improving financial results despite this difficult retail environment. Kitchen Collection has taken specific actions to control costs, including capital expenditure restraints, wage freezes, benefit reductions, suspension of incentive compensation and spending and travel restrictions, which are expected to affect results favorably in 2009. Importantly, the implementation of the new Le Gourmet Chef® store format and the related sale of discontinued products, which reduced profits significantly, were completed in 2008. Accordingly, those implementation expenses will not recur in 2009 and the full effect of the improved format and products on sales is expected to occur increasingly over 2009.

Kitchen Collection will continue to focus on improving product mix, merchandising promotions and pricing in order to sustain the Kitchen Collection® store format and refine


KITCHEN COLLECTION

The Kitchen Collection® store in Lancaster, Ohio, features higher-margin, brand-name kitchen gadgets, small electric appliances and a variety of other kitchen- and housewares-related products.

the new Le Gourmet Chef format. The full-year impact of efficiency and cost savings from the new Le Gourmet Chef distribution center will also occur in 2009. In addition, Kitchen Collection plans to aggressively renegotiate store lease terms when needed to improve store profitability whenever possible. Stores will be closed as leases expire if profitability forecasts are not satisfactory.

Overall, Kitchen Collection expects a difficult first quarter in 2009 with increasing improvements in quarterly results for the remainder of the year. As such, an improvement in full-year results compared with adjusted 2008 results is expected. Cash flow before financing activities is expected to be slightly negative in 2009, but significantly improved compared with 2008.

Longer-Term Perspective

Kitchen Collection has two successful store formats offering high-quality merchandise at competitive prices. In addition, the company believes it has the right distribution capabilities and marketing and promotional plans in place for both the Kitchen Collection® and Le Gourmet Chef® formats. Profitability at both store formats is expected to improve significantly when consumer traffic and discretionary spending increase. In addition, key long-term programs already in place for the Kitchen Collection® store format, which are designed to enhance merchandise mix, store displays and appearance, and optimize store selling space, are expected to contribute to increased profitability of both store formats. Accordingly, over time Kitchen Collection should be in a sound position to attain its long-term minimum financial goals. Kitchen Collection also expects over the long term to achieve growth in the number of Le Gourmet Chef® outlet and traditional mall stores, although the total number of Kitchen Collection® and Le Gourmet Chef® stores is unlikely to increase in 2009.

Conclusions and NACCO Outlook

These are clearly very difficult times. At NACCO, we are proceeding as responsibly and carefully as possible, taking necessary steps in the short term to ensure our subsidiaries' longer-term programs remain in place. Most of these programs are mature or should be maturing in the next one to two years and are expected to position each subsidiary advantageously as the economic recovery begins.

We are monitoring market levels constantly and are prepared to take further steps, which are defined in well-thought-out contingency plans, if needed. Conversely, when markets and volumes turn up, NACCO's businesses should be well positioned to achieve their long-term financial objectives after restoring employee benefits that have been suspended or reduced to lower costs.

Further, we plan to focus on maximizing cash flow before financing activities in 2009 and later years. In addition, all subsidiaries are continuously monitoring compliance with debt covenants, while optimizing working capital levels. Finally, NACCO's cash on hand provides flexibility with respect to capitalizing its subsidiaries.

The Company's goal is to reach its minimum financial objectives for operating profit and significant cash flow generation when markets return to more normalized levels. While we are disappointed by the level of our current stock price, we hope to see the price increase as results improve through maturing improvement programs and the return of stronger market conditions.

We would like to take this opportunity to thank all of our subsidiaries' customers, retailers, dealers and suppliers and NACCO stockholders for their continued support in these difficult times. We would also like to express our profound appreciation to all of our employees, who remain dedicated and hard-working while making the sacrifices so vital to preserving the strength and stability of our companies. We will continue to work together to make 2009 as successful as possible and look forward to strong financial performance when meaningful economic recovery occurs in the United States and around the world.

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer – NACCO Industries, Inc.

Robert L. Benson
President and Chief Executive Officer – The North American Coal Corporation

Michael P. Brogan
President and Chief Executive Officer – NACCO Materials Handling Group, Inc.

Dr. Michael J. Morecroft
President and Chief Executive Officer – Hamilton Beach Brands, Inc.

Randolph J. Gawelek
President and Chief Executive Officer – The Kitchen Collection, Inc.

NACCO Industries, Inc. and Subsidiaries

Reconciliation of Consolidated Results "As Reported" to Adjusted Results "Excluding Special Items"
(in millions, except per share data)

	Year Ended 2008		
	Pre-Tax	After-tax	Diluted EPS
2008 Consolidated Net Loss, as reported		**$ (437.6)**	**$ (52.84)**
Goodwill and other intangible assets impairment charges	$ 435.7	$ 431.6	52.12
Charges against accumulated deferred tax assets	$ 29.8	$ 29.8	3.59
Net effect of special items	$ 465.5	$ 461.4	
2008 Adjusted Income		**$ 23.8**	**$ 2.87**

	Year Ended 2008	
	Pre-Tax	After-tax
2008 NMHG Wholesale Net Loss, as reported		**$ (365.6)**
Goodwill and other intangible assets impairment charge	$ 351.1	$ 347.3
Charge against accumulated deferred tax assets	$ 22.8	$ 22.8
Net effect of special items	$ 373.9	$ 370.1
2008 NMHG Wholesale Adjusted Income		**$ 4.5**

	Year Ended 2008	
	Pre-Tax	After-tax
2008 NMHG Retail Net Loss, as reported		**$ (10.4)**
Charge against accumulated deferred tax assets	$ 7.0	$ 7.0
2008 NMHG Retail Adjusted Loss		**$ (3.4)**

	Year Ended 2008	
	Pre-Tax	After-tax
2008 Hamilton Beach Net Loss, as reported		**$ (73.3)**
Goodwill impairment charge	$ 80.7	$ 80.7
2008 Hamilton Beach Adjusted Income		**$ 7.4**

	Year Ended 2008	
	Pre-Tax	After-tax
2008 Kitchen Collection Net Loss, as reported		**$ (10.0)**
Goodwill and other intangible assets impairment charge	$ 3.9	$ 3.6
2008 Kitchen Collection Adjusted Loss		**$ (6.4)**

Adjusted Income (Loss) is a measure of income that differs from Net Income (Loss) measured in accordance with U.S. generally accepted accounting principles ("GAAP"). Adjusted Income (Loss) is Net Income (Loss) adjusted for the exclusion of goodwill and other intangible assets impairment charges and charges against the accumulated deferred tax assets of NMHG Wholesale and Retail. Management believes that both Net Income (Loss) and Adjusted Income (Loss) assist the investor in understanding the results of operations of NACCO Industries, Inc. and its subsidiaries. In addition, management evaluates results using Net Income (Loss) and Adjusted Income (Loss).

Officers and Directors

Officers and Directors of NACCO Industries, Inc.

Officers:

Alfred M. Rankin, Jr.
Chairman, President
and Chief Executive Officer

Charles A. Bittenbender
Vice President, General Counsel
and Secretary

J.C. Butler, Jr.
Vice President-Corporate Development
and Treasurer

Lauren E. Miller
Vice President-Consulting Services

Kenneth C. Schilling
Vice President and Controller

Mary D. Maloney
Assistant General Counsel
and Assistant Secretary

Suzanne S. Taylor
Associate General Counsel
and Assistant Secretary

Directors:

Owsley Brown II
Retired Chairman,
Brown-Forman Corporation

Dennis W. LaBarre
Partner, Jones Day

Richard de J. Osborne
Retired Chairman and Chief Executive
Officer, ASARCO Incorporated

Alfred M. Rankin, Jr.
Chairman, President and Chief
Executive Officer, NACCO Industries, Inc.

Ian M. Ross
President Emeritus, AT&T Bell
Laboratories

Michael E. Shannon
President, MEShannon & Associates, Inc.
Retired Chairman, Chief Financial and
Administrative Officer, Ecolab, Inc.

Britton T. Taplin
Self employed (personal investments)

David F. Taplin
Self employed (tree farming)

John F. Turben
Chairman,
Kirtland Capital Corporation

Eugene Wong
Emeritus Professor,
University of California at Berkeley

Officers of Subsidiaries

Officers of NACCO Materials Handling Group, Inc.

Corporate:

Alfred M. Rankin, Jr.
Chairman

Michael P. Brogan
President and Chief Executive Officer

Colin Wilson
Vice President and Chief Operating
Officer and President, Americas

Lauren E. Miller
Senior Vice President, Marketing
and Consulting

Kenneth C. Schilling
Vice President and Chief Financial
Officer

Charles A. Bittenbender
Vice President, General Counsel
and Secretary

James M. Phillips
Vice President, Human Resources

Rajiv K. Prasad
Vice President, Global Product
Development

Victoria L. Rickey
Vice President, Asia-Pacific

Michael E. Rosberg
Vice President, Global Supply Chain

Michael K. Smith
Vice President, Finance
and Information Systems

Gopi Somayajula
Vice President, Counterbalanced
Engineering

Daniel P. Gerrone
Controller

Jeffrey C. Mattern
Treasurer

Americas:

Tommy L. Green
Vice President, Manufacturing,
Americas

Donald L. Chance, Jr.
Vice President, President, Yale Materials
Handling Corporation

D. Paul Laroia
Vice President, President, Hyster
Company

Raymond C. Ulmer
Vice President, Finance Americas

Europe, Africa and Middle East:

Ralf A. Mock
Managing Director, Europe, Africa
and Middle East

Asia-Pacific:

Nobuo Kimura
President, Sumitomo NACCO Materials
Handling Co., Ltd.

Officers of Hamilton Beach Brands, Inc.

Dr. Michael J. Morecroft
President and Chief Executive Officer

Keith B. Burns
Vice President, Engineering and
Information Technology

Kathleen L. Diller
Vice President, General Counsel
and Secretary

Gregory E. Salyers
Vice President, Global Operations

James H. Taylor
Vice President, Chief Financial Officer
and Treasurer

R. Scott Tidey
Vice President, North America Sales

Gregory H. Trepp
Vice President, Global Marketing

Officers of The Kitchen Collection, Inc.

Randolph J. Gawelek
President and Chief Executive Officer

Arthur A. Dillon
Vice President-Finance

Emil S. Wepprich
Vice President-Supply Chain

Karen E. Cavender
Controller

L.J. Kennedy
Secretary and Treasurer

Officers of The North American Coal Corporation

Robert L. Benson
President and Chief Executive Officer

J.C. Butler, Jr.
Senior Vice President-Project
Development

Bob D. Carlton
Vice President and Chief Financial
Officer

Douglas L. Darby
Vice President-Southern Operations

Michael J. Gregory
Vice President-Engineering, Human
Resources and International Operations

Thomas A. Koza
Vice President-Law and Administration,
and Secretary

Dan W. Swetich
Vice President-Northern Operations,
President of The Falkirk Mining
Company and President of Otter
Creek Mining

Lee A. Burton
Controller

K. Donald Grischow
Treasurer

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders of NACCO Industries, Inc. will be held on May 13, 2009, at 9 a.m. at the corporate office located at:
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124

Form 10-K

Additional copies of the Company's Form 10-K filed with the Securities and Exchange Commission are available through NACCO's website (**www.nacco.com**) or by request to:

Investor Relations
NACCO Industries, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124
(440) 449-9669

Stock Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301, Dept. 5352
Cleveland, Ohio 44193-0900
1-800-622-6757

Legal Counsel

Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114

Independent Auditors

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Stock Exchange Listing

The New York Stock Exchange
Symbol: NC

Annual CEO Certification

On June 10, 2008, in accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, our Chief Executive Officer, Alfred M. Rankin, Jr., submitted his annual certification to the New York Stock Exchange following our annual stockholders' meeting, stating that he is not aware of any violations by NACCO Industries, Inc. of the NYSE's Corporate Governance listing standards as of that date.

Investor Relations Contact

Investor questions may be addressed to:
Christina Kmetko, Manager-Finance
NACCO Industries, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124
(440) 449-9669
E-mail: **ir@naccoind.com**

NACCO Industries Website

Additional information on NACCO Industries may be found at the corporate website, **www.nacco.com**. The Company considers this website to be one of the primary sources of information for investors and other interested parties.

Subsidiary Company Websites

The websites of several subsidiary companies and their brands can be found at the following locations:

NACCO Materials Handling Group:
www.nmhg.com
Hyster North America:
www.hyster.com
Hyster Europe:
www.hyster.co.uk
Hyster Asia-Pacific:
www.hyster.com.au
Yale North America:
www.yale.com
Yale Europe:
www.yale-europe.com
Yale Asia-Pacific:
www.yale.com.au
Hamilton Beach Brands–U.S.:
www.hamiltonbeach.com
www.proctorsilex.com
www.buytraditions.com
www.commercial.hamiltonbeach.com
Hamilton Beach Brands–Mexico:
www.hamiltonbeach.com.mx
Kitchen Collection:
www.kitchencollection.com
www.legourmetchef.com
North American Coal:
www.nacoal.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

(Mark One)

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2008**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-9172

NACCO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**34-1505819**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
5875 Landerbrook Drive, Cleveland, Ohio	**44124-4069**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 449-9600**

SEC Mail Processing Section MAR 24 2009 Washington, DC 105

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $1.00 Per Share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
Class B Common Stock, Par Value $1.00 Per Share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [ ] **NO [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES [ ] **NO [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	**Accelerated filer**	**[X]**
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
YES [ ] **NO [X]**

Aggregate market value of Class A Common Stock and Class B Common Stock held by non-affiliates as of June 30, 2008 (the last business day of the registrant's most recently completed second fiscal quarter): $425,154,936

Number of shares of Class A Common Stock outstanding at March 9, 2009: 6,681,480

Number of shares of Class B Common Stock outstanding at March 9, 2009: 1,604,398

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2009 annual meeting of stockholders are incorporated herein by reference in Part III of this Form 10-K.

NACCO INDUSTRIES, INC.
TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

NACCO Industries, Inc. ("NACCO" or the "Company") is a holding company with the following principal businesses: lift trucks, housewares distribution, housewares retail and mining.

(a) *NACCO Materials Handling Group.* NACCO Materials Handling Group consists of the Company's wholly owned subsidiary, NMHG Holding Co. ("NMHG"). NMHG designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NMHG manages its operations as two reportable segments: wholesale manufacturing ("NMHG Wholesale") and retail distribution ("NMHG Retail").

(b) *Hamilton Beach Brands.* The Company's wholly owned subsidiary, Hamilton Beach Brands, Inc. ("HBB"), is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels.

(c) *Kitchen Collection.* The Company's wholly owned subsidiary, the Kitchen Collection, Inc. ("KC"), is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States.

(d) *North American Coal.* The Company's wholly owned subsidiary, The North American Coal Corporation and its affiliated coal companies (collectively, "NACoal"), mine and market lignite coal primarily as fuel for power generation and provide selected value-added mining services for other natural resources companies.

Additional information relating to financial and operating data on a segment basis (including NACCO and Other) and by geographic region is set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Part II of this Form 10-K and in Note 18 to the Consolidated Financial Statements contained in this Form 10-K.

NACCO was incorporated as a Delaware corporation in 1986 in connection with the formation of a holding company structure for a predecessor corporation organized in 1913. As of January 31, 2009, the Company and its subsidiaries had approximately 9,300 employees, including approximately 1,000 employees at the Company's unconsolidated project mining subsidiaries.

The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports available, free of charge, through its website, http://www.nacco.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

Significant Events

During the fourth quarter of 2008, the Company's stock price significantly declined compared with previous periods and the Company's market value of equity was below the book value of tangible assets and the book value of equity. The Company performed an interim impairment test, which indicated that goodwill and certain other intangible assets were impaired at December 31, 2008. Therefore, the Company recorded a non-cash impairment charge of $435.7 million during the fourth quarter of 2008.

The Company believes that current stock market valuations, which were the basis for the impairment testing under existing accounting rules, are generally reflective of broader global macro-economic and stock market conditions than a reflection of the operating fundamentals and the programs being implemented at each of our subsidiaries. As market conditions improve, the Company expects that these fundamentals and the programs in place at our subsidiaries will position each of them to move positively toward achievement of sound long-term financial returns.

BUSINESS SEGMENT INFORMATION

A. NACCO Materials Handling Group

1. NMHG Wholesale

General

NMHG Wholesale designs, engineers, manufactures and sells a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names.

Manufacturing and Assembly

NMHG Wholesale manufactures components, such as frames, masts and transmissions, and assembles products in the market of sale whenever practical to minimize freight cost and balance currency mix. In some instances, however, it utilizes one worldwide location to manufacture specific components or assemble specific products. Additionally, components and assembled lift trucks are exported to locations when it is advantageous to meet demand in certain markets. NMHG Wholesale operates 14 manufacturing and assembly facilities worldwide with five plants in the Americas, five in Europe and four in Asia-Pacific, including joint venture operations.

Sales of lift trucks represented approximately 87% of NMHG Wholesale's annual revenues in 2008 and 86% in each of 2007 and 2006.

Marketing

NMHG Wholesale's marketing organization is structured in three regional divisions: the Americas; Europe, which includes the Middle East and Africa; and Asia-Pacific. In each region, certain marketing support functions for the Hyster® and Yale® brands are combined into a single shared services organization. These activities include sales and service training, information systems support, product launch coordination, specialized sales material development, help desks, order entry, marketing strategy and field service support. Only the specific aspects of NMHG Wholesale's sales and marketing activities that interact directly with dealers and customers, such as dealer consulting and new lift truck units and aftermarket parts transaction support, are brand specific.

Distribution Network

NMHG Wholesale distributes lift trucks and aftermarket parts through two channels: dealers and a National Accounts program.

Dealers

Independent Dealers

The majority of NMHG Wholesale's dealers are independently owned and operated. In the Americas, Hyster® had 81 independent dealers and Yale® had 68 independent dealers as of December 31, 2008. In Europe, Hyster® had 63 independent dealers with locations in 74 countries and Yale® had 111 independent dealers with locations in 48 countries as of December 31, 2008. In Asia-Pacific, Hyster® had 15 independent dealers and Yale® had 10 independent dealers as of December 31, 2008.

Owned Dealers

NMHG has acquired, at times on an interim basis, certain independent Hyster®, Yale® and competitor dealers and rental companies to strengthen Hyster®'s and Yale®'s presence in select territories. See "2. NMHG Retail" for a description of NMHG's owned dealers.

National Accounts

NMHG Wholesale operates a National Accounts program for both Hyster® and Yale®. The National Accounts program focuses on large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. The National Accounts program accounted for 15%, 14% and 16% of new lift truck unit volume in 2008, 2007 and 2006, respectively. The dealer network described above supports the National Accounts program by providing aftermarket parts and service on a local basis. Dealers receive a commission for the support they provide in connection with National Accounts sales and for the preparation and delivery of lift trucks to customer locations. In addition to selling new lift trucks, the National Accounts program markets services, including full maintenance leases and total fleet management.

Customers

NMHG Wholesale's customer base is diverse and fragmented, including, among others, light and heavy manufacturers, trucking and automotive companies, rental companies, building materials and paper suppliers, lumber, metal products, warehouses, retailers, food distributors, container handling companies and domestic and foreign governmental agencies.

Aftermarket Parts

NMHG Wholesale offers a line of aftermarket parts to service its large installed base of lift trucks currently in use in the industry. NMHG Wholesale offers online technical reference databases specifying the required aftermarket parts to service lift trucks and an aftermarket parts ordering system. Aftermarket parts sales represented approximately 13% of NMHG Wholesale's annual revenues in 2008 and 14% in each of 2007 and 2006.

NMHG Wholesale sells Hyster®- and Yale®-branded aftermarket parts to dealers for Hyster® and Yale® lift trucks. NMHG Wholesale also sells aftermarket parts under the UNISOURCE™, MULTIQUIP™ and PREMIER™ brands to Hyster® and Yale® dealers for the service of competitor lift trucks. NMHG has entered into a contractual relationship with a third-party, multi-brand, aftermarket parts wholesaler in the Americas, Europe and Asia-Pacific whereby orders from NMHG Wholesale dealers for parts for lift trucks are fulfilled by the third party who then pays NMHG Wholesale a commission.

Financing of Sales

NMHG Wholesale is engaged in a joint venture with General Electric Capital Corporation ("GECC") to provide dealer and customer financing of new lift trucks in the United States. NMHG owns 20% of the joint venture entity, NMHG Financial Services, Inc. ("NFS"), and receives fees and remarketing profits under a joint venture agreement. This agreement expires on December 31, 2013. NMHG accounts for its ownership of NFS using the equity method of accounting.

In addition, NMHG Wholesale has entered into an operating agreement with GECC under which GECC provides leasing and financing services to Hyster® and Yale® dealers and their customers outside of the United States. GECC pays NMHG a referral fee once certain financial thresholds are met. This agreement expires on December 31, 2013.

Under the joint venture agreement with NFS and the operating agreement with GECC, NMHG's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, NMHG provides standby recourse obligations, guarantees or repurchase obligations to NFS or to GECC. In substantially all of these transactions, a perfected security interest is maintained in the lift trucks financed, so that in the event of a default, NMHG has the ability to foreclose on the leased property and sell it through the Hyster® or Yale® dealer network. Furthermore, NMHG has established reserves for exposures under these agreements when required. In addition, NMHG amended its agreement with GECC during 2008 to limit its exposure to losses at certain eligible dealers. Under this amended agreement, losses related to guarantees for these certain eligible dealers are limited to 7.5% of their original loan balance. See Note 14 and 21 to the Consolidated Financial Statements in this Form 10-K for further discussion.

Backlog

As of December 31, 2008, NMHG Wholesale's backlog of unfilled orders placed with its manufacturing and assembly operations for new lift trucks was approximately 14,900 units, or approximately $356 million, of which substantially all is expected to be filled during fiscal 2009. This compares to the backlog as of December 31, 2007 of approximately 30,500 units, or approximately $668 million. Backlog represents unfilled lift truck orders placed with NMHG Wholesale's manufacturing and assembly facilities from dealers, National Accounts customers and contracts with the U.S. government.

Key Suppliers and Raw Material

At times, NMHG Wholesale has experienced significant increases in its material costs, primarily as a result of global increases in industrial metals including steel, lead and copper and other commodity products including rubber, due to increased demand and limited supply. While NMHG Wholesale attempts to pass these increased costs along to its customers in the form of higher prices for its products, it may not be able to fully offset the increased costs of industrial metals and other commodities, due to overall market conditions and the lag time involved in implementing price increases for its products. NMHG Wholesale believes there are comparable alternatives available for all suppliers.

Competition

NMHG is one of the leaders in the lift truck industry with respect to market share in the Americas and worldwide. Competition in the lift truck industry is intense and is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck sales prices, availability of products and aftermarket parts, comprehensive product line offering, product performance, product quality and features and the cost of ownership over the life of the lift truck. NMHG competes with several global full-line manufacturers that operate in all major markets.

The lift truck industry also competes with alternative methods of materials handling, including conveyor systems and automated guided vehicle systems.

NMHG's aftermarket parts offerings compete with parts manufactured by other lift truck manufacturers as well as companies that focus solely on the sale of generic parts.

Patents, Trademarks and Licenses

NMHG Wholesale relies on a combination of trade secret protection, trademarks, nondisclosure agreements and patents to establish and protect its proprietary rights. These intellectual property rights may not have commercial value or may not be sufficiently broad to protect the aspect of NMHG Wholesale's technology to which they relate or competitors may design around the patents. NMHG Wholesale is not materially dependent upon patents or patent protection; however, as materials handling equipment has become more technologically advanced, NMHG and its competitors have increasingly sought patent protection for inventions incorporated into their products. NMHG is the owner of the Hyster® trademark. NMHG uses the Yale® trademark on a perpetual royalty-free basis in connection with the manufacture and sale of lift trucks and related components. NMHG believes that the Hyster® and Yale® trademarks are material to its business.

2. NMHG Retail

General

From time to time, NMHG, through NMHG Retail, has acquired, at least on an interim basis, certain independent Hyster®, Yale® and competitor dealers and rental companies to strengthen Hyster®'s or Yale®'s presence in select territories. NMHG's long-term strategy is to retain or identify strategic buyers for owned dealers that represent "best-in-class" dealers to support the Hyster® and Yale® brands.

As of December 31, 2008, NMHG Retail owned one dealer operation in Europe, two dealer operations in Australia and one dealer operation in Singapore.

Company Operations

A NMHG Retail dealership is authorized to sell and rent either Hyster® or Yale® brand materials handling equipment. These dealerships will typically also sell non-competing allied lines of equipment from other manufacturers pursuant to dealer agreements. Allied equipment includes such items as sweepers, aerial work platforms, personnel carts, rough terrain forklifts and other equipment as well as racking and shelving. The number and type of products available will vary from dealership to dealership. In addition to the outright sale of new and used equipment, dealerships provide equipment for lease and for short- or long-term rental. Dealerships also derive revenue from the sale of parts and service related to equipment sold, leased and/or serviced by them. Service is performed both in-shop and at the customer's site.

NMHG Retail dealerships are granted a primary geographic territory by NMHG Wholesale in which they operate. NMHG Retail operations are conducted at facilities located in major cities within NMHG Retail's assigned area of operations.

Competition

The materials handling equipment sales and rental industry is highly dispersed and competitive. NMHG Retail's competitors include dealers owned by original equipment manufacturers, original equipment manufacturer direct sales efforts, independently owned competitive dealerships and lift truck rental outlets, independent parts operations, independent service shops and, to a lesser extent, independent Hyster® or Yale® dealers.

The lift truck industry also competes with alternative methods of materials handling, including conveyor systems and automated guided vehicle systems.

Customers

NMHG Retail's customer base is highly diversified and ranges from Fortune 100 companies to small businesses in a substantial number of manufacturing and service industries. NMHG Retail's customer base varies widely by facility and is determined by several factors, including the equipment mix and marketing focus of the particular facility and the business composition of the local economy.

Financing of Sales

NMHG Retail dealerships have a preferred relationship with GECC. NMHG Retail dealerships may obtain wholesale and retail financing for the sale and leasing of equipment through GECC. This affords these dealerships a wide variety of financial products at competitive rates. Financing through GECC is further described in "1. NMHG Wholesale -- Financing of Sales" above.

3. NMHG - General

Cyclical Nature of Lift Truck Business

NMHG's lift truck business historically has been cyclical. Fluctuations in the rate of orders for lift trucks reflect the capital investment decisions of NMHG's customers, which depend to a certain extent on the general level of economic activity in the various industries that the lift truck customers serve. During economic downturns, customers tend to delay new lift truck purchases.

Research and Development

NMHG's research and development capability is organized around four major engineering centers, all coordinated on a global basis by NMHG's global executive administrative center. Comparable products are designed for each brand concurrently and generally each center is focused on the global requirements for a single product line. NMHG's counterbalanced development center, which has global design responsibility for several classes of lift trucks primarily used in industrial applications, is located in Portland, Oregon. NMHG's big truck development center is located in Nijmegen, The Netherlands, adjacent to a dedicated global big truck assembly facility. Big trucks are primarily used in handling shipping containers and in specialized heavy lifting applications. Warehouse trucks, which are primarily used in distribution applications, are designed based on regional differences in stacking and storage practices. NMHG designs warehouse equipment for sale in the Americas market in Greenville, North Carolina, adjacent to the Americas assembly facility for warehouse equipment. NMHG designs warehouse equipment for the European market in Masate, Italy adjacent to its assembly facilities for warehouse equipment. In addition, NMHG has an engineering office in India to support its global drafting and design activities for its four major engineering centers.

NMHG's engineering centers utilize a three-dimensional CAD/CAM system and are electronically connected with one another, with all of NMHG's manufacturing and assembly facilities and with some suppliers. This allows for collaboration in technical engineering designs and collaboration with suppliers. Additionally, NMHG solicits customer feedback throughout the design phase to improve product development efforts. NMHG invested $55.2 million, $55.5 million and $52.4 million on product design and development activities in 2008, 2007 and 2006, respectively.

Sumitomo-NACCO Joint Venture

NMHG has a 50% ownership interest in Sumitomo-NACCO Materials Handling Group, Ltd. ("SN"), a limited liability company that was formed in 1970 to manufacture and distribute lift trucks in Japan. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. As a result, NMHG accounts for its ownership in SN using the equity method of accounting. NMHG purchases Hyster®- and Yale®-branded lift trucks and related components and aftermarket parts from SN under normal trade terms for sale outside of Japan. NMHG also contracts with SN for engineering design services on a cost plus basis and charges SN for technology used by SN but developed by NMHG.

Employees

As of January 31, 2009, NMHG had approximately 5,500 employees, approximately 5,000 of whom were employed by the wholesale operations and approximately 500 of whom were employed by the retail operations. A majority of the employees in the Danville, Illinois parts depot operations (approximately 100 employees) are unionized. NMHG's contract with the Danville union expires in June 2009. Employees at the facilities in Berea, Kentucky; Sulligent, Alabama; and Greenville, North Carolina are not represented by unions. In Brazil, all employees are unionized. NMHG's contract with the Brazil union expires in October 2009. In Mexico, shop employees are unionized.

In Europe, some employees in the Craigavon, Northern Ireland; Irvine, Scotland; Masate, Italy; and Modena, Italy facilities are unionized. Employees in the Nijmegen, The Netherlands facility are not represented by unions, but the employees have organized a works council, as required by Dutch law, which performs a consultative role on employment matters. All of the European employees are part of works councils that perform a consultative role on business and employment matters.

In Asia-Pacific, eight locations have certified industrial agreements for hourly employees and unions for their employees.

NMHG believes its current labor relations with both union and non-union employees are generally satisfactory. However, there can be no assurances that NMHG will be able to successfully renegotiate its union contracts without work stoppages or on acceptable terms. A prolonged work stoppage at a unionized facility could have a material adverse effect on NMHG's business and results of operations.

Environmental Matters

NMHG's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. NMHG Retail's operations are particularly affected by laws and regulations relating to the disposal of cleaning solvents and wastewater and the use of and disposal of petroleum products from underground and above-ground storage tanks. NMHG's policies stress compliance, and NMHG believes it is currently in substantial compliance with existing environmental laws. If NMHG fails to comply with these laws or its environmental permits, then it could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require NMHG to incur significant additional expense or restrict operations. Based on current information, NMHG does not expect compliance with environmental requirements to have a material adverse effect on NMHG's financial condition or results of operations.

In addition, NMHG's products may be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhaust. Regulatory agencies in the United States and Europe have issued or proposed various regulations and directives designed to reduce emissions from spark-ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations require NMHG and other lift truck manufacturers to incur costs to modify designs and manufacturing processes and to perform additional testing and reporting. While there can be no assurance, NMHG believes the impact of the additional expenditures to comply with these requirements will not have a material adverse effect on its business.

NMHG is investigating or remediating historical contamination at some current and former sites caused by its operations or those of businesses it acquired. NMHG has also been named as a potentially responsible party for cleanup costs under the so-called Superfund law at several third-party sites where NMHG (or its predecessors) disposed of wastes in the past. Under the Superfund law and often under similar state laws, the entire cost of cleanup can be imposed on any one of the statutorily liable parties, without regard to fault. While NMHG is not currently aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on NMHG's financial conditions and results of operations.

In connection with any acquisition made by NMHG, NMHG could, under some circumstances, be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses NMHG has acquired. In addition, under some of the agreements through which NMHG has sold businesses or assets, NMHG has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later.

Government and Trade Regulations

In the past, NMHG's business has been affected by trade disputes between the United States and Europe. In the future, to the extent NMHG is affected by trade disputes and increased tariffs are levied on its goods, its results of operations may be materially adversely affected.

B. Hamilton Beach Brands

General

HBB is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. HBB's products are marketed primarily to retail merchants and wholesale distributors.

Sales and Marketing

HBB designs, markets and distributes a wide range of small electric household appliances, including blenders, mixers, can openers, food processors, coffeemakers, irons, toasters, slow cookers, indoor grills and toaster ovens. HBB also markets a line of air purifiers and odor eliminators. In addition, HBB designs, markets and distributes commercial products for restaurants, bars and hotels. HBB generally markets its "better" and "best" segments under the Hamilton Beach® brand and uses the Proctor Silex® and Proctor Silex® Plus brands for the "good" and "better" segments. HBB markets premium products under the Hamilton Beach® eclectrics® brand and its opening price point products under the Traditions by Proctor Silex® brand. HBB also markets air purifiers, allergen reducers and home odor elimination products under the TrueAir® brand.

Furthermore, HBB supplies Wal-Mart with certain GE-brand kitchen electric and garment-care appliances under Wal-Mart's license agreement with General Electric Company. HBB also supplies Target with certain Michael Graves-brand kitchen appliances under Target's store-wide Michael Graves line. In addition, HBB supplies Kohl's with certain Food Network-branded kitchen appliances. HBB licenses the Febreze® brand from The Procter & Gamble Company for use in HBB's odor elimination line. In Canada, HBB supplies Canadian Tire with small kitchen appliances under the Lancaster® brand.

HBB markets its products primarily in North America, but also sells products in Latin America, Asia-Pacific and Europe. Sales are generated predominantly by a network of inside sales employees to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. Wal-Mart accounted for approximately 40%, 37% and 37% of HBB's revenues in 2008, 2007 and 2006, respectively. HBB's five largest customers accounted for approximately 60%, 58% and 57% of HBB's revenues for the years ended December 31, 2008, 2007 and 2006, respectively. A loss of any key customer could result in significant decreases in HBB's revenue and profitability.

Sales promotion activities are primarily focused on cooperative advertising. In 2008, HBB also promoted certain of its innovative products through the use of television, web and print advertising. In 2008, HBB licensed certain of its water treatment products, cookware, kitchen tools and gadgets and electronic products for the kitchen to various licensees.

Because of the seasonal nature of the markets for small electric appliances, HBB's management believes backlog is not a meaningful indicator of performance and is not a significant indicator of annual sales. Backlog represents customer orders, which may be cancelled at any time prior to shipment. As of December 31, 2008, backlog for HBB was approximately $11.7 million. This compares with the backlog as of December 31, 2007 of approximately $17.2 million.

HBB's warranty program to the consumer consists generally of a limited warranty lasting for varying periods of up to three years for electric appliances, with the majority of products having a warranty of one year or less. Under its warranty program, HBB may repair or replace, at its option, those products found to contain manufacturing defects.

Revenues and operating profit for HBB are traditionally greater in the second half of the year as sales of small electric appliances to retailers and consumers increase significantly with the fall holiday selling season. Because of the seasonality of purchases of its products, HBB incurs substantial short-term debt to finance inventories and accounts receivable in anticipation of the fall holiday selling season.

Product Design and Development

HBB spent $7.3 million in 2008, $7.1 million in 2007 and $7.4 million in 2006 on product design and development activities.

Key Suppliers and Raw Material

The majority of HBB's products are supplied to its specifications by third-party suppliers located in China. HBB does not maintain long-term purchase contracts with suppliers and operates mainly on a purchase order basis. HBB generally negotiates purchase orders with its foreign suppliers in U.S. dollars. The weakening of the U.S. dollar against local currencies could result in certain manufacturers increasing the U.S. dollar prices for future product purchases.

During 2008, HBB purchased approximately 98% of its finished products from suppliers in China. HBB does not currently depend on any single supplier. HBB believes that the loss of any one supplier would not have a long-term material adverse effect on its business as there are adequate third-party supplier choices available that can meet HBB's production and quality requirements. However, the loss of a supplier could, in the short term, adversely affect HBB's business until alternative supply arrangements are secured.

The principal raw materials used by HBB's third-party suppliers to manufacture its products are plastic, glass, steel, copper, aluminum and packaging materials. HBB believes that adequate quantities of raw materials are available from various suppliers.

Competition

The small electric appliance industry does not have onerous entry barriers. As a result, HBB competes with many small manufacturers and distributors of housewares products. Based on publicly available information about the industry, HBB believes it is one of the largest full-line distributors and marketers of small electric household appliances in North America based on key product categories.

As retailers generally purchase a limited selection of small electric appliances, HBB competes with other suppliers for retail shelf space. Since 1996, HBB has conducted consumer advertising for the Hamilton Beach® and Proctor Silex® brands. HBB believes the principal areas of competition with respect to its products are product design and innovation, quality, price, product features, merchandising, promotion and warranty.

Government Regulation

HBB is subject to numerous federal and state health, safety and environmental regulations. HBB's management believes the impact of expenditures to comply with such laws will not have a material adverse effect on HBB.

As a marketer and distributor of consumer products, HBB is subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the U.S. Consumer Product Safety Commission ("CPSC") to seek to exclude products that are found to be unsafe or hazardous from the market. Under certain circumstances, the CPSC could require HBB to repair, replace or refund the purchase price of one or more of HBB's products, or HBB may voluntarily do so.

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions that products be listed by Underwriters' Laboratories, Inc. ("UL") or other similar recognized laboratories. HBB also uses the ETL SEMKO division of Intertek for certification and testing of compliance with UL standards, as well as other nation- and industry-specific standards. HBB endeavors to have HBB's products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold.

Patents, Trademarks, Copyrights and Licenses

HBB holds patents and trademarks registered in the United States and foreign countries for various products. HBB believes its business is not dependent upon any individual patent, trademark, copyright or license, but that the Hamilton Beach® and Proctor Silex® trademarks are material to its business.

Employees

As of January 31, 2009, HBB's work force consisted of approximately 500 employees, most of whom are not represented by unions. In Canada, as of January 31, 2009, 17 hourly employees at HBB's Picton, Ontario distribution facility were unionized. These employees are represented by an employee association which performs a consultative role on employment matters. None of HBB's U.S. employees are unionized. HBB believes their current labor relations with both union and non-union employees are satisfactory.

C. Kitchen Collection

General

KC is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States.

Sales and Marketing

KC operated 285 retail stores as of December 31, 2008. KC stores are located primarily in factory outlet malls and feature merchandise of highly recognizable name-brand manufacturers, including Hamilton Beach® and Proctor Silex®. Le Gourmet Chef® stores are located primarily in outlet and traditional malls throughout the United States and feature gourmet foods and home entertainment products, as well as brand name electric and non-electric kitchen items.

Seasonality

Revenues and operating profit for KC are traditionally greater in the second half of the year as sales to consumers increase significantly with the fall holiday selling season. Because of the seasonality of purchases of its products, KC incurs substantial short-term debt to finance inventories in anticipation of the fall holiday selling season.

Product Design and Development

KC, a retailer, has no expenditures for product design and development activities.

Product Sourcing and Distribution

KC purchases all inventory centrally, which allows KC to take advantage of volume purchase discounts and monitor controls over inventory and product mix. KC purchases its inventory from approximately 240 suppliers, three of which represented over 10% of purchases during the year ended December 31, 2008. KC does not currently depend on any single supplier. KC believes that the loss of any one supplier would not have a long-term material adverse effect on its business as there are adequate third-party supplier choices available that can meet KC's requirements. However, the loss of a supplier could, in the short term, adversely affect KC's business until alternative supply arrangements are secured.

KC currently maintains its inventory for distribution to its stores at two distribution centers located near its corporate headquarters in Chillicothe, Ohio.

Since the outlet mall channel of the retail industry is approaching maturity, KC continues to explore alternate areas of growth and diversification. For the past several years, KC has been testing alternative store formats both within the outlet mall industry and in the more traditional retail environments, including the traditional mall store format and the large store format. Because not all of these formats have met KC's rigorous financial performance standards, KC continues to explore alternate channels of distribution, including distribution through the internet. In addition, KC is exploring alternatives for Le Gourmet Chef® stores in outlet malls, traditional malls and distribution through the internet.

Competition

KC competes against a diverse group of retailers ranging from specialty stores to department stores and discounters. The retail environment continues to be extremely competitive. Widespread Chinese sourcing of products allows many retailers to offer value-priced kitchen products.

KC believes there is growth potential in kitchenware retailing, but only through offering unique, high quality products at prices affordable to most consumers. While a number of very low-end and very high-end kitchenware retailers participate in the marketplace, there is still an opportunity for stores offering mid-priced, high-quality kitchenware.

Patents, Trademarks, Copyrights and Licenses

KC holds trademarks registered in the United States for the Kitchen Collection® and Le Gourmet Chef® store names. KC believes that the Kitchen Collection® and Le Gourmet Chef® store name trademarks are material to its business.

Employees

As of January 31, 2009, KC's work force consisted of approximately 1,800 employees. None of KC's employees are unionized. KC believes their current labor relations with employees are satisfactory.

D. North American Coal

General

NACoal is engaged in the mining and marketing of lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. NACoal mines lignite coal through both wholly owned unconsolidated project mining subsidiaries pursuant to long-term, cost plus a profit per ton contracts with utility customers, as well as consolidated coal mining operations. At the unconsolidated project mining subsidiaries, the utility customers have provided, arranged and/or guaranteed the financing of the development and operation of the mines. There is no recourse to NACCO or NACoal for the financing of these unconsolidated project mining subsidiary mines. Conversely, NACoal has arranged and provided the necessary financing for the consolidated coal mining operations, except for the San Miguel Lignite Mining Operations. NACoal also provides dragline mining services for limerock quarries in Florida and earns royalty income from the lease of various coal and other natural resources properties.

At December 31, 2008, NACoal's operating mines consisted both of mines where the reserves were acquired and developed by NACoal, as well as mines where reserves were owned by the customers of the mines. It is currently contemplated that the reported reserves will be mined within the term of the leases for each of the mines NACoal operates and controls the reserves. In the future, if any of the leases are projected to expire before mining operations can commence, it is currently expected that each such lease would be amended to extend the term or new leases would be negotiated. Under these terms, NACoal expects lignite coal mined pursuant to these leases will be available to meet its production requirements.

Because each coal mining operation has a contract to provide lignite coal to its customer, a significant portion of NACoal's revenue is derived from a single source, which exceeds 10% of NACoal's revenues. The loss of any lignite coal customer would be material to NACoal.

Sales, Marketing and Operations

The principal lignite coal customers of NACoal are electric utilities, an independent power provider and a synfuels plant. The distribution of lignite coal sales, including sales of the unconsolidated project mines, in the last five years has been as follows:

	Distribution	
	Electric Utilities/ Independent Power Provider	**Synfuels Plant**
2008	82%	18%
2007	82%	18%
2006	82%	18%
2005	83%	17%
2004	84%	16%

The total coal production by mine for the last three years and the weighted average prices per ton sold/delivered for the last three years are as follows:

Total coal production by mine (in millions of tons)	2008	2007	2006
Unconsolidated Project Mines			
Freedom	14.6	15.0	15.2
Falkirk	7.5	7.8	8.2
Sabine	4.1	4.2	4.0
Consolidated Mining Operations			
San Miguel	3.1	2.9	3.6
Oxbow	0.6	0.5	0.8
Red Hills	2.8	3.6	3.8
Total lignite tons produced	32.7	34.0	35.6
Lignite price per ton sold/delivered	$15.32	$13.30	$12.14

The contracts under which the project mining subsidiaries were organized provide that, under certain conditions of default, the customer(s) involved may elect to acquire the assets (subject to the liabilities) or the capital stock of the subsidiary for an amount effectively equal to book value. NACoal does not know of any conditions of default that currently exist. In one case, the customer may elect to acquire the stock of the subsidiary upon a specified period of notice without reference to default, in exchange for certain payments on coal mined thereafter. NACoal does not know of any current intention of any customer to acquire the stock of a subsidiary or terminate a contract for convenience.

The location, mine type, reserve data, coal quality characteristics, customer, sales tonnage and contract expiration date for the mines operated by NACoal in 2008 were as follows:

LIGNITE COAL MINING OPERATIONS ON AN "AS RECEIVED" BASIS

Mine/Reserve	Type of Mine	2008: Proven and Probable Reserves (a)(b) — Committed Under Contract (Millions of Tons)	Uncommitted (Millions of Tons)	Total (Millions of Tons)	Sales Tonnage (Millions)	Owned (%)	Leased (%)	2007: Total Committed and Uncommitted (Millions of Tons)	Sales Tonnage (Millions)	Contract Expires
Unconsolidated Project Mining Subsidiaries										
Freedom Mine (c)	Surface Lignite	579.9	----	579.9	14.7	2%	98%	596.4	14.8	2012 (d)
Falkirk Mine (c)	Surface Lignite	473.8	----	473.8	7.5	1%	99%	478.3	7.9	2045
Sabine Mine (c)	Surface Lignite	(e)	(e)	----	4.1	(e)	(e)	----	4.2	2035
Consolidated Mining Operations										
San Miguel Lignite Mining Operations	Surface Lignite	(e)	(e)	----	3.1	(e)	(e)	----	2.9	2010
Oxbow Mine	Surface Lignite	3.0	53.2	56.2	0.6	94%	6%	56.8	0.5	2011
Red Hills Mine	Surface Lignite	139.8	110.1	249.9	3.0	27%	73%	257.2	3.4	2032
Total Developed		1,196.5	163.3	1,359.8	33.0			1,388.7	33.7	
Undeveloped Mining Operations										
North Dakota	----	----	578.9	578.9	----	0%	100%	578.2	----	----
Texas	----	11.8	165.1	176.9	----	48%	52%	178.1	----	----
Eastern (f)	----	(f)	28.3	28.3	----	100%	0%	47.8	----	----
Mississippi	----	----	142.2	142.2	----	0%	100%	142.2	----	----
Total Undeveloped		11.8	914.5	926.3				946.3		
Total Developed/Undeveloped		1,208.3	1,077.8	2,286.1				2,335.0		

Mine/Reserve	Type of Mine	Coal Formation or Coal Seam(s)	Average Seam Thickness (feet)	Average Depth (feet)	Average Coal Quality (As received) — BTUs/lb	Sulfur (%)	Ash (%)	Moisture (%)
Unconsolidated Project Mining Subsidiaries								
Freedom Mine (c)	Surface Lignite	Beulah-Zap Seams	18	130	6,700	0.9%	9%	36%
Falkirk Mine (c)	Surface Lignite	Hagel A&B, Tavis Creek Seams	8	60	6,200	0.6%	11%	38%
Sabine Mine (c)	Surface Lignite	(e)	(e)	(e)	(e)	(e)	(e)	(e)
Consolidated Mining Operations								
San Miguel Lignite Mining Operations	Surface Lignite	(e)	(e)	(e)	(e)	(e)	(e)	(e)
Oxbow Mine	Surface Lignite	Chemard Lake Lignite Lentil Seams	7	70	6,850	0.7%	14%	33%
Red Hills Mine	Surface Lignite	C, D, E, F, G, H Seams	4	150	5,200	0.6%	14%	43%
Undeveloped Mining Operations								
North Dakota	----	Fort Union Formation	13	130	6,500	0.8%	8%	38%
Texas	----	Wilcox Formation	8	120	6,800	1.0%	16%	30%
Eastern (f)	----	Freeport & Kittanning	4	400	12,070	3.3%	12%	3%
Mississippi	----	Wilcox Formation	12	130	5,200	0.6%	13%	44%

(a) Committed and uncommitted tons represent in-place estimates. The projected extraction loss is approximately 10% of the proven and probable reserves, except with respect to the Eastern Undeveloped Mining Operations, in which case the extraction loss is approximately 30% of the proven and probable reserves.

(b) NACoal's reserve estimates are based on the entire drill hole database, which was used to develop a geologic computer model using a 200 foot grid and inverse distance to the second power as an interpolator. None of NACoal's coal reserves have been reviewed by independent experts. As such, all reserves are considered proven (measured) within NACoal's reserve estimate.

(c) The contracts for these mines require the customer to cover the cost of the ongoing replacement and upkeep of the plant and equipment of the mine.

(d) Although the term of the existing coal sales agreement terminates in 2012, the term may be extended for five additional periods of five years, or until 2037, at the option of The Coteau Properties Company.

(e) The reserves are owned and controlled by the customer and, therefore, have not been listed in the table.

(f) The proven and probable reserves included in the table do not include coal that is leased to others. NACoal had 78.8 million tonsand 57.8 million tons in 2008 and 2007, respectively, of Eastern Undeveloped Mining Operations with leased coal committed under contract.

NorthAmerican Coal Corporation

Locations of Operations


Freedom Mine
Falkirk Mine
Sabine Mine
Oxbow Mine
Corporate Office
Red Hills Mine
Florida Dragline Operations
San Miguel Mine

Unconsolidated Project Mining Subsidiaries

Freedom Mine - The Coteau Properties Company

The Freedom Mine, operated by The Coteau Properties Company ("Coteau"), is located approximately 90 miles northwest of Bismarck, North Dakota. The main entrance to the Freedom Mine is accessed by means of a paved road and is located on County Road 15. Coteau holds 393 leases granting the right to mine approximately 40,354 acres of coal interests and the right to utilize approximately 27,669 acres of surface interests. In addition, Coteau owns in fee 29,929 acres of surface interests and 4,501 acres of coal interests. Substantially all of the leases held by Coteau were acquired in the early 1970s with terms totaling 40 years. Many of these leases were amended or replaced with new leases which extend the lease terms for a period sufficient to meet Coteau's contractual production requirements.

The Freedom Mine generally produces approximately 15 million tons of lignite coal annually. The mine started delivering coal in 1983. All production from the mine is sold to Dakota Coal Company, a wholly owned subsidiary of Basin Electric Power Cooperative. Dakota Coal Company then sells the coal to Great Plains Synfuels Plant, Antelope Valley Station and Leland Olds Station, all of which are affiliates of Basin Electric Power Cooperative.

The reserves are located in Mercer County, North Dakota, starting approximately two miles north of Beulah, North Dakota. The center of the basin is located near the city of Williston, North Dakota, approximately 100 miles northwest of the permit area. The economically mineable coal in the reserve occurs in the Sentinel Butte Formation, and is overlain by the Coleharbor Formation. The Coleharbor Formation unconformably overlies the Sentinel Butte. It includes all of the unconsolidated sediments resulting from deposition during glacial and interglacial periods. Lithologic types include gravel, sand, silt, clay and till. The modified glacial channels are in-filled with gravels, sands, silts and clays overlain by till. The coarser gravel and sand beds are generally limited to near the bottom of the channel fill. The general stratigraphic sequence in the upland portions of the reserve area consists of till, silty sands and clayey silts.

Falkirk Mine - The Falkirk Mining Company

The Falkirk Mine, operated by The Falkirk Mining Company ("Falkirk"), is located approximately 50 miles north of Bismarck, North Dakota on a paved access road off U.S. Highway 83. Falkirk holds 342 leases granting the right to mine approximately 53,856 acres of coal interests and the right to utilize approximately 35,673 acres of surface interests. In addition, Falkirk owns in fee 32,434 acres of surface interests and 1,030 acres of coal interests. Substantially all of the leases held by Falkirk were acquired in the early 1970s with terms totaling 40 years, many of which can be or have been further extended by the continuation of mining operations.

The Falkirk Mine generally produces between 7.5 million to 8.5 million tons of lignite coal annually for the Coal Creek Station, an electric power generating station owned by Great River Energy. All production from the mine is used by Coal Creek Station. The mine started delivering coal in 1978.

The reserves are located in McLean County, North Dakota, from approximately nine miles northwest of the town of Washburn, North Dakota to four miles north of the town of Underwood, North Dakota. Structurally, the area is located on an intercratonic basin containing a thick sequence of sedimentary rocks. The economically mineable coals in the reserve occur in the Sentinel Butte Formation and the Bullion Creek Formation and are unconformably overlain by the Coleharbor Formation. The Sentinel Butte Formation conformably overlies the Bullion Creek Formation. The general stratigraphic sequence in the upland portions of the reserve area (Sentinel Butte Formation) consists of till, silty sands and clayey silts, main hagel lignite bed, silty clay, lower lignite of the hagel lignite interval and silty clays. Beneath the Tavis Creek, there is a repeating sequence of silty to sand clays with generally thin lignite beds.

Sabine Mine - The Sabine Mining Company

The Sabine Mine, operated by The Sabine Mining Company ("Sabine" and together with Falkirk and Coteau, the "unconsolidated project mining subsidiaries"), is located approximately 150 miles east of Dallas, Texas on FM 968. The entrance to the mine is by means of a paved road. Sabine has no title, claim, lease or option to acquire any of the reserves at the Sabine Mine. Southwestern Electric Power Company controls all of the reserves within the Sabine Mine.

The Sabine Mine has two active pits generally producing between 4.0 and 4.6 million tons of lignite coal annually based upon Southwestern Electric Power Company's demand for its Henry W. Pirkey Plant and other contractual requirements. The mine started delivering coal in 1985.

<u>**Other Mines**</u>

San Miguel Lignite Mining Operations - The North American Coal Corporation

The San Miguel Lignite Mining Operations ("San Miguel"), operated by NACoal, is located approximately 60 miles south of San Antonio, Texas. Access to the mine is by means of an unpaved road from FM 338. San Miguel has no title, claim, lease or option to acquire any of the reserves at the San Miguel Lignite Mine.

NACoal has operated San Miguel since July 1, 1997 under a Contract Mining Agreement with San Miguel Electric Power Cooperative, Inc. ("San Miguel Electric"). Prior to July 1, 1997, another company operated the mine under a similar contract mining arrangement. Since the development of the project in the late 1970s, San Miguel Electric has owned the reserves and mine facilities and held all the permits and authorizations necessary to operate the power generating station and the adjacent lignite mine. The mine started delivering coal in 1980.

San Miguel generally produces between 2.9 million and 3.6 million tons of lignite coal annually. Mine staff and workforce utilize an office building and a maintenance facility that includes a parts warehouse. Roads and drainage control facilities have been built to access the lignite deposit and control runoff. Walking draglines owned by San Miguel Electric are used to uncover the lignite seam in each pit. Front-end loaders and other mining equipment are used to load belly dump coal haulers and end-dump trucks are used to deliver the lignite coal to the power plant. The same complement of equipment is used to reclaim topsoil and subsoil materials. Dozers are used to grade the land once the lignite coal has been removed.

Oxbow Mine - Red River Mining Company

The Oxbow Mine, operated by Red River Mining Company ("Red River"), is located approximately 35 miles south of Shreveport, Louisiana. Access to the mine is by means of an unpaved road located one mile west of Highway 84 on Parish Road 604. Red River holds 18 leases granting the right to mine approximately 927 acres of coal interests and the right to utilize approximately 991 acres of surface interests. In addition, Red River owns in fee approximately 4,948 acres of surface interests and 4,908 acres of coal interests.

The Oxbow Mine generally produces between 500,000 and 800,000 tons of lignite coal annually as a supplemental fuel source based upon the demand from the Dolet Hills Power Station. Prior to 2006, substantially all production from the mine had been delivered to the Dolet Hills Power Station near Mansfield, Louisiana. The mine delivered 25,000 tons and 42,000 tons to other plants in Louisiana during 2008 and 2007, respectively. The mine started delivering coal in 1989.

Two distinct types of land forms are present at the Oxbow Mine. First is the alluvial material formed by the low lying floodplain of the Red River. This material is very sandy and requires extensive dewatering prior to mining. Below the alluvial lies the Wilcox Group, which is part of the Eocene Series. The outcropping Wilcox is composed predominantly of non-marine sediments deposited on a broad flat plain.

Red Hills Mine - Mississippi Lignite Mining Company

The Red Hills Mine, operated by Mississippi Lignite Mining Company ("MLMC"), is located approximately 120 miles north of Jackson, Mississippi. The entrance to the mine is by means of a paved road located approximately one mile west of Highway 9. MLMC holds 150 leases granting the right to mine approximately 8,742 acres of coal interests and the right to utilize approximately 8,631 acres of surface interests. In addition, MLMC owns in fee 2,205 acres of surface interests and 1,892 acres of coal interests. Substantially all of the leases held by MLMC were acquired during the mid-1970s to the early 1980s with terms totaling 50 years.

The Red Hills Mine generally produces between 3.5 and 3.8 million tons of lignite coal annually for the Red Hills Power Plant. The mine started delivering coal in 2000.

The lignite deposits of the Gulf Coast are found primarily in a narrow band of strata that outcrops/subcrops along the margin of the Mississippi embayment. The potentially exploitable tertiary lignites in Mississippi are found in the Wilcox Group. The outcropping Wilcox is composed predominately of non-marine sediments deposited on a broad flat plain.

Florida Dragline Operations - The North American Coal Corporation

NACoal's Florida Dragline Operations operate draglines to mine limerock at the following quarries in Florida pursuant to mining services agreements with the quarry owners:

Quarry Name	Location	Quarry Owner	Year NACoal Started Dragline Operations
White Rock Quarry - North	Miami	WRQ	1995
White Rock Quarry - South	Miami	WRQ	2005
Krome Quarry	Miami	Cemex	2003
Alico Quarry	Ft. Myers	Cemex	2004
FEC Quarry	Miami	Cemex	2005
Pennsuco Quarry	Miami	Tarmac	2005
SCL Quarry	Miami	Cemex	2006

Vecellio & Grogan, Inc., d/b/a White Rock Quarries ("WRQ"), Cemex S.A.B. de C.V. ("Cemex") and Tarmac America LLC ("Tarmac") control all of the limerock reserves within their respective quarries. WRQ and Cemex perform drilling programs only occasionally for the purpose of redefining the bottom of the limerock bed.

Access to the White Rock Quarry is by means of a paved road from 122nd Avenue, access to the Krome Quarry is by means of a paved road from Krome Avenue and access to Pennsuco Quarry is by means of a paved road from NW 121st Way. Access to the FEC Quarry is by means of a paved road from NW 118th Avenue and access to the Alico Quarry is by means of a paved road from Alico Road. Access to the SCL Quarry is by means of a paved road from NW 137th Avenue. Florida Dragline Operations have no title, claim, lease or option to acquire any of the reserves at the White Rock Quarry (North and South), the FEC Quarry, the Krome Quarry, the Pennsuco Quarry, the SCL Quarry or the Alico Quarry.

North American Coal Royalty Company

No operating mines currently exist on the undeveloped reserves in North Dakota, Texas and Mississippi. NACoal Royalty Company does receive certain royalty payments from unrelated third parties for production or advance royalty payments for oil and gas, as well as coal reserves located in Ohio, Pennsylvania, North Dakota, Louisiana and Texas.

General Information about the Mines

Leases. The leases held by Coteau, Falkirk and MLMC have a variety of continuation provisions, but generally they permit the leases to be continued beyond their fixed terms. Substantially all of the leases held by Red River contain a ten-year term with continuation provisions, subject to applicable law, for as long thereafter as coal is being produced from the leased premises. Under the terms of the leases held by these companies, each respective company expects that coal mined pursuant to its leases will be available to meet its production requirements.

No Previous Operators. There were no previous operators of the Freedom Mine, Falkirk Mine, Sabine Mine, Oxbow Mine or Red Hills Mine.

Exploration and Development. The Freedom Mine, Falkirk Mine, Sabine Mine, San Miguel, Red Hills Mine and Oxbow Mine are well past the exploration stage and are in production. Additional pit development is underway at each mine. Drilling programs are routinely conducted for the purpose of refining guidance related to ongoing operations. For example, at the Red Hills Mine, the lignite coal reserve has been defined by a drilling program that is designed to provide 500-foot spaced drill holes for areas anticipated to be mined within six years of the current pit. Drilling beyond the six-year horizon ranges from 1,000 to 2,000-foot centers. Drilling is conducted every other year to stay current with the advance of mining operations.

Facilities and Equipment. The facilities and equipment for each of the mines are maintained to allow for safe efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with the latest models or upgrades available to keep up with modern technology. As equipment wears out, the mines evaluate what replacement option will be the most cost efficient, including the evaluation of both new and used equipment, and proceed with that replacement. The majority of electrical power for the draglines, shovels, coal crushers, coal conveyors and facilities generally is provided by the utility customer for the applicable mine. Electrical power for the Sabine facilities is provided by Upshur Rural Electric Co-op. Electrical power for the Sabine draglines is provided by the Pirkey Power Plant. The remainder of the equipment generally is powered by diesel or gasoline. The total cost of the property, plant and equipment, net of applicable accumulated amortization and depreciation as of December 31, 2008, for each of the mines is set forth in the chart below.

Mine	Total Historical Cost of Mine Property, Plant and Equipment (excluding Coal Lands, Real Estate and Construction in Progress), Net of Applicable Accumulated Amortization and Depreciation
	(in millions)
Unconsolidated Project Mine Subsidiaries	
Freedom Mine - The Coteau Properties Company	$ 82.7
Falkirk Mine - The Falkirk Mining Company	$ 73.0
Sabine Mine - The Sabine Mining Company	$ 118.7
Consolidated Mining Operations	
San Miguel Lignite Mining Operations – The North American Coal Corporation	$ 0.4
Oxbow Mine - Red River Mining Company	$ 5.4
Red Hills Mine – Mississippi Lignite Mining Company	$ 33.5
Florida Dragline Operations - The North American Coal Corporation	$ 4.9

Predominantly all of San Miguel's machinery and equipment are owned by NACoal's customer. A substantial portion of MLMC's machinery, trucks and equipment is rented under operating leases. Two Florida draglines are also rented under operating leases. All other draglines were purchased used and have been updated with the latest technology.

Government Regulation

NACoal's coal mining operations and dragline mining services are subject to various federal, state and local laws and regulations on matters such as employee health and safety, and certain environmental laws relating to, among others, the reclamation and restoration of properties after mining operations, air pollution, water pollution, the disposal of wastes and the effects on groundwater. In addition, the electric utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities that could affect demand for lignite coal from NACoal's coal mining operations.

Numerous governmental permits and approvals are required for coal mining operations. NACoal or one of its subsidiaries holds the necessary permits at all of NACoal's coal mining operations except San Miguel, where NACoal's customer holds the permits. The Company believes, based upon present information provided to it by NACoal's customer, that NACoal's customer has all environmental permits necessary for NACoal to operate San Miguel; however, the Company cannot be certain that NACoal's customer will be able to obtain and/or maintain all such permits in the future.

At the coal mining operations where NACoal holds the permits, NACoal is required to prepare and present to federal, state or local governmental authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment and public and employee health and safety.

The limerock quarries where NACoal provides dragline mining services are owned and operated by NACoal's customers. All environmental permits for the limerock quarries are held by NACoal's customers. During 2007, the U.S. District Court for the Southern District of Florida ("District Court") issued an unfavorable decision that affects NACoal's customers' limerock mining permits in South Florida. The decision was appealed and upon appeal, the litigation was remanded back to the District Court.

On January 30, 2009, the District Court issued an order that set aside certain existing mining permits in the South Florida lake belt region where NACoal provides limerock mining services. By setting aside the existing mining permits previously issued by the U.S. Army Corps of Engineers, this order essentially prohibits mining in the lake belt region. An appeal of the District Court's ruling was filed by the limerock producers, some of whom are NACoal's customers. Due to the cost-plus nature of the majority of its limerock mining services contracts and its limited asset investment in this business, NACoal believes the effect of this ruling will not be material.

In addition, in response to the District Court decision, the Company anticipates that the U.S. Army Corps of Engineers will issue a final Supplemental Environmental Impact Statement for limerock mining in South Florida during 2009. Accordingly, the Company cannot be certain that NACoal's customers will be able to refile and obtain all necessary permits for mining their resources in the future.

Some laws, as discussed below, place many requirements on NACoal's coal mining operations and the limerock quarries where NACoal provides dragline mining services. Federal and state regulations require regular monitoring of NACoal's operations to ensure compliance.

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977 imposes safety and health standards on all coal mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Federal Mine Safety and Health Administration enforces compliance with these federal laws and regulations.

Environmental Laws

NACoal's coal mining operations are subject to various federal environmental laws, including:

- the Surface Mining Control and Reclamation Act of 1977 ("SMCRA");
- the Clean Air Act, including amendments to that act in 1990 (the "Clean Air Act");
- the Clean Water Act of 1972 (the "Clean Water Act");
- the Resource Conservation and Recovery Act; and
- the Comprehensive Environmental Response and Compensation and Liability Act.

In addition to these federal environmental laws, various states have enacted environmental laws that provide for higher levels of environmental compliance than similar federal laws. These environmental laws require reporting, permitting and/or approval of many aspects of coal mining operations. Both federal and state inspectors regularly visit mines to enforce compliance. NACoal has ongoing compliance and permitting programs to ensure compliance with such environmental laws.

Surface Mining Control and Reclamation Act

SMCRA establishes mining, environmental protection and reclamation standards for all aspects of surface coal mining operations. Where state regulatory agencies have adopted federal mining programs under the SMCRA, the state becomes the primary regulatory authority. All of the states where NACoal has active coal mining operations have achieved primary control of enforcement through federal authorization.

Coal mine operators must obtain SMCRA permits and permit renewals for coal mining operations from the regulatory agency. These SMCRA permit provisions include requirements for coal prospecting, mine plan development, topsoil removal, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, protection of the hydrologic balance, surface drainage control, mine drainage and mine discharge control and treatment, and revegetation.

Although NACoal's permits have stated expiration dates, SMCRA provides for a right of successive renewal. The cost of obtaining surface mining permits can vary widely depending on the quantity and type of information that must be provided to obtain the permits; however, the cost of obtaining a permit is usually between $1,000,000 and $5,000,000, and the cost of obtaining a permit renewal is usually between $15,000 and $100,000.

The Abandoned Mine Land Fund, which is part of SMCRA, imposes a tax on all current lignite coal mining operations. The proceeds are used principally to reclaim mine lands closed prior to 1977. In addition, the Abandoned Mine Land Fund also makes transfers annually to the United Mine Workers of America Combined Benefit Fund (the "Fund"), which provides health care benefits to retired coal miners who are beneficiaries of the Fund. The fee is currently $0.09 per ton on lignite coal sold.

SMCRA establishes operational, reclamation and closure standards for surface coal mines. The Company accrues for the costs of current mine disturbance and final mine closure, including the cost of treating mine water discharges, where necessary. These obligations are unfunded.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, superfund and employee right-to-know provisions. The U.S. Army Corps of Engineers regulates activities affecting navigable waters, and the U.S. Bureau of Alcohol, Tobacco and Firearms regulates the use of explosives for blasting.

The Company does not believe there are any substantial matters that pose a risk to NACoal's ability to maintain its existing mining permits or hinder its ability to acquire future mining permits.

Clean Air Act

The Clean Air Act and the corresponding state laws that regulate the emissions of materials into the air affect coal mining operations both directly and indirectly. Direct impacts on coal mining operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust. Indirect impacts on coal mining operations occur through regulation of the air emissions of sulfur dioxide, nitrogen oxides, mercury, particulates and other compounds emitted by coal-fired power plants. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on the Company's business, financial condition and results of operations.

In July 1997, the Environmental Protection Agency (the "EPA") adopted new, more stringent National Ambient Air Quality Standards for particulate matter that may require some states to change their existing implementation plans. Because coal mining operations and coal-fired power plants emit particulate matter, NACoal's coal mining operations and utility customers may be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states. State and federal regulations relating to implementation of the new air quality standards may restrict NACoal's ability to develop new mines or could require it to modify its existing operations. The extent of the potential direct impact of the new air quality standards on the coal industry will depend on the policies and control strategies associated with the state implementation process under the Clean Air Act but could have a material adverse effect on the Company's financial condition and the results of operations.

The Clean Air Act also imposes limits on sulfur dioxide emissions from coal-fired power plants. The electricity generators that are affected have been able to meet these requirements by, among other things, switching to lower sulfur fuels, installing pollution control devices such as flue gas desulfurization systems, which are known as "scrubbers," reducing power generating levels or purchasing sulfur dioxide emission allowances.

The cost of installing scrubbers is significant, and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants. The extent to which NACoal's electric utility customers switch to lower sulfur coal or other low-sulfur fuel could materially affect the Company if NACoal cannot offset the cost of sulfur removal by lowering the costs of delivery of its coal on an energy equivalent basis. The Company cannot accurately predict the effect of these provisions of the Clean Air Act amendments on the Company in future years.

In May 2005, the EPA published the Clean Air Mercury Rule ("CAMR"), which regulates the emission of mercury from coal-fired power plants. CAMR established a two phase cap and trade regulation with phase one being implemented in 2010 and phase two in 2018. It allowed affected electrical generating units to meet these regulations by, among other things, switching to lower mercury fuels, installing mercury control devices, or purchasing mercury emissions allowances.

In February 2008, the U.S. Court of Appeals for the D.C. Circuit struck down the CAMR on the grounds that the EPA did not follow the appropriate process under the Clean Air Act to reverse the decision to list coal-fired power plants as a category of sources for regulation under the hazardous air pollutant provisions of the Clean Air Act. In October 2008, the EPA filed a petition for certiorari with the U.S. Supreme Court. In February 2009, the EPA filed a motion to withdraw the petition.

If the Court's decision striking down the CAMR stands, it will result in more stringent regulation of mercury emissions from all coal-fired power plants. The extent of the affect on these plants will depend upon the type of control technology the EPA requires and whether the EPA subcategorizes coal by rank. Lignite coal typically has a greater mercury content than higher rank coals; consequently, failure by the EPA to subcategorize coals by rank could have a disproportionately adverse affect on plants that burn lignite coal and the demand for lignite coal may decrease.

Mercury control devices are just beginning to be demonstrated on a commercial scale; therefore, their efficiency and cost of operation is uncertain at this time. The cost of controlling mercury emissions will be significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modifications to existing plants. The extent to which NACoal's electric utility customers switch to lower mercury coal or other low-mercury fuel could materially affect the Company if NACoal cannot offset the cost of mercury removal by lowering the costs of delivery of its coal on an energy equivalent basis. The Company cannot accurately predict the effect these provisions of the Clean Air Act amendments will have on the Company in future years.

In addition, Congress and several states are considering legislation to further control air emissions of pollutants from electric generating facilities and other large emitters. To the extent these new regulations affect NACoal's customers, these regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

In October 2003, twelve states, two cities and fourteen environmental groups filed petitions in the United States Court of Appeals for the District of Columbia, challenging the EPA's decision denying a rulemaking petition to regulate carbon dioxide as a criteria pollutant under the Clean Air Act. If these petitioners are successful in obtaining a court order requiring the EPA to set (or the EPA agrees to set) emission limitations for carbon dioxide and/or lower emission limitations for sulfur dioxide and particulate matter, the demand for coal may decrease.

The U.S. Supreme Court ruled in April 2007 that carbon dioxide is a pollutant under the Clean Air Act. As a result of the decision, the EPA has the authority to regulate greenhouse gas emissions from automobiles. This ruling increases the likelihood that carbon dioxide emissions from coal-fired power plants will be regulated in the future. Congress is considering legislation to restrict and/or control carbon dioxide emissions from power plants. Furthermore, a number of individual states are enacting laws and regulations that restrict or control carbon dioxide emissions. Until such laws are enacted and regulations promulgated, the Company cannot accurately predict the extent to which NACoal's electric utility customers will be affected or the measures that will be required for compliance. If the EPA does promulgate regulations that limit carbon dioxide emissions from power plants, the demand for coal may decrease.

The Clean Air Act sets a national goal for the prevention of any future, and the remediation of any existing, impairment of visibility in over 150 national parks and wildlife areas across the country. These requirements could affect the amount of coal supplied to NACoal's customers if they decide to switch to other sources of fuel to lower emission of sulfur dioxides and nitrogen oxides.

NACoal has obtained all necessary permits under the Clean Air Act at all of its coal mining operations where it is responsible for permitting.

The EPA promulgated the Clean Air Interstate Rule ("CAIR") in May 2005. This rule requires reduction of nitrogen oxides and sulfur dioxides in 29 eastern states including Texas, Louisiana and Mississippi. CAIR requires more reductions in the emissions from power plants than the acid rain program, which is the current emission control regulation. Affected power plants will be required to install emission control devices, switch to lower emission fuels, or purchase emission allowances.

The EPA promulgated the Clean Air Visibility Rule ("CAVR") in June 2005. This rule requires power plants not covered by CAIR to install Best Available Retrofit Technology equipment to control emissions that cause haze and reduce visibility. The emissions include sulfur dioxide, nitrogen oxides and fine particulate matter.

The cost of controlling nitrogen oxides and sulfur dioxide emissions will be significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modifications to existing plants. The extent to which NACoal's electric utility customers switch to lower emitting coal or other lower emitting fuel could materially affect the Company if NACoal cannot offset the cost of removal by lowering the costs of delivery of its coal on an energy equivalent basis. The Company cannot accurately predict the effect these provisions of the Clean Air Act amendments will have on the Company in future years.

Other so-called multi-pollutant bills that could regulate additional air pollutants, including carbon dioxide, have been proposed. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of power plant air pollutants. If any of these initiatives were enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

Because coal mining operations emit particulate matter and other pollutants, NACoal's mining operations may be affected directly when the states revise their implementation plans to comply with the stricter standards for particulate matter and ozone. State and federal regulations relating to the new standards may restrict NACoal's ability to develop new mines or could require it to modify its existing operations. The extent of the potential direct impact of the new standards on the coal industry will depend on the policies and control strategies associated with the state implementation process, but could increase NACoal's cost of doing business and adversely affect the Company's financial condition and results of operations.

Clean Water Act

The Clean Water Act affects coal mining operations by establishing in-stream water quality standards and treatment standards for waste water discharge. Permits requiring regular monitoring, reporting and performance standards govern the discharge of pollutants into water.

Federal and state regulations establish standards for water quality. These regulations prohibit the diminution of water quality. Waters discharged from coal mines will be required to meet these standards. These federal and state requirements could require more costly water treatment and could adversely affect NACoal's coal production.

The Company believes NACoal has obtained all permits required under the Clean Water Act and corresponding state laws and is in compliance with such permits.

Bellaire Corporation, a wholly owned non-operating subsidiary of the Company ("Bellaire"), is treating mine water drainage from coal refuse piles associated with two former underground coal mines in Ohio and one former underground coal mine in Pennsylvania, and is treating mine water from a former underground coal mine in Pennsylvania. Bellaire anticipates that it will need to continue these activities indefinitely and has accrued a liability of $13.4 million as of December 31, 2008 related to these matters in accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations."

In connection with Bellaire's normal permit renewal with the Pennsylvania Department of Environmental Protection, it was notified during 2004 that in order to obtain renewal of the permit it would be required to establish a mine water treatment trust. Bellaire is currently negotiating the terms of the timing and amount of funds necessary to establish this trust. It is also expected that once this trust is fully funded, the income from the trust would then be utilized to fund the future cost of treatment of mine water drainage from the idled mining operations.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act affects coal mining operations by establishing requirements for the treatment, storage and disposal of wastes, including hazardous wastes. Coal mine wastes, such as overburden and coal cleaning wastes, currently are exempted from hazardous waste management.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act and similar state laws create liabilities for the investigation and remediation of releases of hazardous substances into the environment and for damages to natural resources. The Company also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

From time to time, the Company has been the subject of administrative proceedings, litigation and investigations relating to environmental matters.

The Company's subsidiary, Sabine, has been named as a potentially responsible party for cleanup costs under the so-called Superfund law at a third-party site where Sabine disposed of waste oil in the past. The Company believes Sabine's liability will be de minimis.

The magnitude of the liability and the cost of complying with environmental laws cannot be predicted with certainty due to the lack of specific information available with respect to many sites, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of work with respect to particular sites. As a result, the Company may incur material liabilities or costs related to environmental matters in the future, and such environmental liabilities or costs could adversely affect the Company's results of operations and financial condition. In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which NACoal is required to conduct its operations.

Competition

The coal industry competes with other sources of energy, particularly oil, gas, hydro-electric power and nuclear power. Among the factors that affect competition are the price and availability of oil and natural gas, environmental considerations, the time and expenditures required to develop new energy sources, the cost of transportation, the cost of compliance with governmental regulation of operations, the impact of federal and state energy policies and the current trend toward deregulation of energy markets. The ability of NACoal to market and develop its reserves will depend upon the interaction of these factors.

Based on industry information, NACoal believes it was one of the ten largest coal producers in the United States in 2008 based on total coal tons produced.

Employees

As of January 31, 2009, NACoal had approximately 1,500 employees, including approximately 1,000 employees at the unconsolidated project mining subsidiaries. NACoal believes its current labor relations with employees are satisfactory.

Item 1A. RISK FACTORS

NMHG

NMHG's lift truck business is cyclical. Any downturn in the general economy could result in significant decreases in the Company's revenue and profitability and an inability to sustain or grow the business.

NMHG's lift truck business historically has been cyclical. Fluctuations in the rate of orders for lift trucks reflect the capital investment decisions of NMHG's customers, which depend to a certain extent on the general level of economic activity in the various industries the lift truck customers serve. During economic downturns, customers tend to delay new lift truck and parts purchases. Consequently, as a result of the current economic environment, NMHG is currently experiencing, and in the future may continue to experience, significant reductions in its revenues and net income. If the current downturn continues or worsens, the Company's revenue and profitability could decrease significantly and the Company's financial results will be adversely affected.

If the capital goods market worsens, the cost saving efforts implemented by NMHG may not be sufficient to achieve the benefits NMHG expects.

If the current general economy or the capital goods market further declines, NMHG's revenues will decline. If revenues are lower than expected, the programs implemented at NMHG may not achieve the benefits NMHG expects. Furthermore, NMHG may be forced to take additional cost savings steps that could result in additional charges that materially adversely affect its ability to compete or implement its current business strategies.

The pricing and costs of NMHG's products have been and may continue to be impacted by foreign currency fluctuations, which could materially increase the Company's costs, result in material exchange losses and materially reduce operating margins.

Because NMHG conducts transactions in various foreign currencies, including the euro, the British pound, the Australian dollar and the Japanese yen, its lift truck pricing is subject to the effects of fluctuations in the value of these foreign currencies and fluctuations in the related currency exchange rates. As a result, NMHG's sales have historically been affected by, and may continue to be affected by, these fluctuations. In addition, exchange rate movements between currencies in which NMHG purchases materials and components and manufactures certain of its products and the currencies in which NMHG sells those products have been affected by and may continue to result in exchange losses that could materially reduce operating margins. Furthermore, NMHG's hedging contracts may not offset current risks from changes in currency exchange rates.

The cost of raw materials used by NMHG's products has and may continue to fluctuate, which could materially reduce the Company's profitability.

At times, NMHG Wholesale has experienced significant increases in its materials costs, primarily as a result of global increases in industrial metals including steel, lead and copper and other commodity prices including rubber, as a result of increased demand and limited supply. NMHG manufactures products that include raw materials that consist of steel, rubber, castings and counterweights. NMHG also purchases parts provided by suppliers that are manufactured from castings and steel or contain lead. The cost of these parts is impacted by the same economic conditions that impact the cost of the parts that NMHG manufactures. The cost to manufacture lift trucks and related service parts has been and will continue to be affected by fluctuations in prices for these raw materials. If costs of these raw materials increase, the Company's profitability could be reduced.

NMHG depends on a limited number of suppliers for specific critical components.

NMHG depends on a limited number of suppliers for some of its critical components, including diesel and gasoline engines and cast-iron counterweights used to counterbalance some lift trucks. Some of these critical components are imported and subject to regulation, such as inspection by the U.S. Department of Commerce. The Company's results of operations could be adversely affected if NMHG is unable to obtain these critical components, or if the costs of these critical components were to increase significantly, due to regulatory compliance or otherwise, and NMHG was unable to pass the cost increases on to its customers.

If NMHG's current cost reduction and efficiency programs, including the introduction of new products, does not prove effective, the Company's revenues, profitability and market share could be significantly reduced.

Changes in the timing of implementation of its current cost reduction, efficiency and new product programs may result in a delay in the expected recognition of future costs and realization of future benefits. As such, because future industry demand levels are lower than historical industry demand cycles as a result of the current economic environment, the actual annual cost savings could be lower than expected. If NMHG is unable to successfully implement these programs, the Company's revenues, profitability and market share could be significantly reduced.

The failure of NMHG to compete effectively within its industry could result in a significant decrease in the Company's revenues and profitability.

NMHG experiences intense competition in the sale of lift trucks and aftermarket parts. Competition in the lift truck industry is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck sales prices, availability of products and aftermarket parts, comprehensive product line offerings, product performance, product quality and features and the cost of ownership over the life of the lift truck. NMHG competes with several global full-line manufacturers that operate in all major markets. These manufacturers may have greater financial resources and less debt than NMHG, which may enable them to commit larger amounts of capital in response to changing market conditions, and lower costs of manufacturing. If NMHG fails to compete effectively, the Company's revenues and profitability could be significantly reduced.

NMHG relies primarily on its network of independent dealers to sell its lift trucks and aftermarket parts and has no direct control over sales by those dealers to customers. Ineffective or poor performance by these independent dealers could result in a significant decrease in the Company's revenues and profitability and an inability by NMHG to sustain or grow the business.

NMHG relies primarily on independent dealers for sales of its lift trucks and aftermarket parts. Sales of NMHG's products are therefore subject to the quality and effectiveness of the dealers, who are generally not subject to NMHG's direct control. As a result, ineffective or poorly performing dealers could result in a significant decrease in the Company's revenues and profitability and NMHG may not be able to sustain or grow its business.

NMHG's actual liabilities relating to pending lawsuits may exceed its expectations.

NMHG is a defendant in pending lawsuits involving, among other things, product liability claims. NMHG cannot be sure that it will succeed in defending these claims, that judgments will not be rendered against NMHG with respect to any or all of these proceedings or that reserves set aside or insurance policies will be adequate to cover any such judgments. The Company could incur a charge to earnings if reserves prove to be inadequate or the average cost per claim or the number of claims exceed estimates, which could have a material adverse effect on the Company's results of operations and liquidity for the period in which the charge is taken and any judgment or settlement amount is paid.

NMHG has guaranteed, or is subject to repurchase or recourse obligations with respect to, financing arrangements of some of its customers.

Through arrangements with GECC and others, dealers and other customers are provided financing for new lift trucks in the United States and in major countries of the world outside of the United States. Through these arrangements, NMHG's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, NMHG provides standby recourse obligations, guarantees or repurchase obligations such that it would become obligated in the event of default by the dealer or customer. Total amounts subject to these types of obligations at December 31, 2008 were $190.1 million. Generally, NMHG maintains a perfected security interest in the assets financed such that, in the event that it becomes obligated under the terms of the standby recourse obligations, guarantees or repurchase obligations, it may take title to the assets financed. NMHG cannot be certain, however, that the security interest will equal or exceed the amount of the standby recourse obligations, guarantees or repurchase obligations. In addition, NMHG cannot be certain that losses under the terms of the standby recourse obligations, guarantees or repurchase obligations will not exceed the reserves that it has set aside in its consolidated financial statements. The Company could incur a charge to earnings if its reserves prove to be inadequate, which could have a material adverse effect on the Company's results of operations and liquidity for the period in which the charge is taken.

NMHG is subject to risks relating to its foreign operations.

Foreign operations represent a significant portion of NMHG's business. NMHG expects revenue from foreign markets to continue to represent a significant portion of NMHG's total revenue. NMHG owns or leases manufacturing facilities in Brazil, Italy, Mexico, The Netherlands, Northern Ireland and Scotland, and owns interests in joint ventures with facilities in China, Japan and the Philippines. It also sells domestically produced products to foreign customers and sells foreign produced products to domestic customers. NMHG's foreign operations are subject to additional risks, which include:

- potential political, economic and social instability in the foreign countries in which NMHG operates;
- currency risks, see the risk factor titled "The pricing and costs of NMHG's products have been and may continue to be impacted by foreign currency fluctuations, which could materially increase the Company's costs, result in material exchange losses and materially reduce operating margins;"
- imposition of or increases in currency exchange controls;
- potential inflation in the applicable foreign economies;
- imposition of or increases in import duties and other tariffs on NMHG's products;
- imposition of or increases in foreign taxation of earnings and withholding on payments received by NMHG from its subsidiaries;
- regulatory changes affecting international operations; and
- stringent labor regulations.

Part of the strategy to expand NMHG's worldwide market share and decrease costs is strengthening its international distribution network and sourcing basic components in lower-cost countries. Implementation of this strategy may increase the impact of the risks described above and there can be no assurance that such risks will not have an adverse effect on the Company's revenues, profitability or market share.

NMHG's actual liabilities relating to environmental matters may exceed its expectations.

NMHG's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. NMHG Retail's operations are particularly affected by laws and regulations relating to the disposal of cleaning solvents and wastewater and the use of and disposal of petroleum products from underground and above-ground storage tanks. If NMHG fails to comply with these laws or its environmental permits, then it could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require NMHG to incur significant additional expense or restrict operations.

In addition, NMHG's products may be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhausts. Regulatory agencies in the United States and Europe have issued or proposed various regulations and directives designed to reduce emissions from spark ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations require NMHG and other lift truck manufacturers to incur costs to modify designs and manufacturing processes and to perform additional testing and reporting.

NMHG is investigating or remediating historical contamination at some current and former sites caused by its operations or those of businesses it acquired. NMHG has also been named as a potentially responsible party for cleanup costs under the so-called Superfund law at several third-party sites where NMHG (or its predecessors) disposed of wastes in the past. Under the Superfund law and often under similar state laws, the entire cost of cleanup can be imposed on any one of the statutorily liable parties, without regard to fault. While NMHG is not currently aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on NMHG's financial conditions and results of operations.

In connection with any acquisition made by NMHG, NMHG could, under some circumstances, be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses NMHG has acquired. In addition, under some of the agreements through which NMHG has sold businesses or assets, NMHG has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later and could require NMHG to incur significant additional expenses, which could materially adversely affect the Company's results of operations and financial condition.

Hamilton Beach Brands

HBB's business is sensitive to the strength of the U.S. retail market and weakness in this market could adversely affect its business.

The strength of the retail economy in the United States has a significant impact on HBB's performance. Weakness in consumer confidence and poor financial performance by mass merchandisers, warehouse clubs, department stores or any of

HBB's other customers would result in lost revenues. A general slowdown in the retail sector would result in additional pricing and marketing support pressures on HBB.

The market for HBB's products is highly seasonal and dependent on consumer spending, which could result in significant variations in the Company's revenues and profitability.

Sales of HBB's products are related to consumer spending. Any downturn in the general economy or a shift in consumer spending away from small electric household appliances would adversely affect its business. In addition, the market for small electric household appliances is highly seasonal in nature. HBB often recognizes a substantial portion of its sales in the last half of the year. Accordingly, quarter-to-quarter comparisons of past operating results of HBB are meaningful, if at all, only when comparing equivalent time periods. The current economic downturn and the decrease in consumer spending or a shift in consumer spending away from small electric household appliances will significantly reduce revenues and profitability.

HBB is dependent on key customers and the loss of, or significant decline in business from, one or more of its key customers could materially reduce its revenues and profitability and its ability to sustain or grow its business.

HBB relies on several key customers. Its five largest customers accounted for approximately 60%, 58% and 57% of revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Wal-Mart accounted for approximately 40%, 37% and 37% of HBB's revenues in 2008, 2007 and 2006, respectively. Although HBB has long-established relationships with many customers, it does not have any long-term supply contracts with these customers, and purchases are generally made using individual purchase orders. A loss of any key customer could result in significant decreases in HBB's revenues and profitability and an inability to sustain or grow its business.

HBB must receive a continuous flow of new orders from its large, high-volume retail customers; however, it may be unable to continually meet the needs of those customers. In addition, failure to obtain anticipated orders or delays or cancellations of orders or significant pressure to reduce prices from key customers could impair its ability to sustain or grow its business.

As a result of dependence on its key customers, HBB could experience a material adverse effect on its revenues and profitability if any of the following were to occur:

- the insolvency or bankruptcy of any key customer;
- a declining market in which customers materially reduce orders or demand lower prices; or
- a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers.

If HBB were to lose, or experience a significant decline in business from, any major retail customer or if any major retail customers were to go bankrupt, HBB might be unable to find alternate distribution sources.

HBB depends on third-party suppliers for the manufacturing of all of its products, which subjects the Company to risks, including unanticipated increases in expenses, decreases in revenues and disruptions in the supply chain.

HBB is dependent on third-party suppliers for the manufacturing of all of its products. HBB's ability to select reliable suppliers who provide timely deliveries of quality products will impact its success in meeting customer demand. Any inability of HBB's suppliers to timely deliver products or any unanticipated changes in suppliers could be disruptive and costly to the Company. Any significant failure by HBB to obtain products on a timely basis at an affordable cost or any significant delays or interruptions of supply would have a material adverse effect on the Company's profitability.

Because HBB's suppliers are primarily based in China and Mexico, international operations subject the Company to additional risks including, among others:

- currency fluctuations;
- labor unrest;
- potential political, economic and social instability;
- lack of developed infrastructure;
- restrictions on transfers of funds;
- import and export duties and quotas;
- changes in domestic and international customs and tariffs;
- uncertainties involving the costs to transport products;
- long distance shipping routes dependent upon a small group of shipping and rail carriers;
- unexpected changes in regulatory environments;
- regulatory issues involved in dealing with foreign suppliers and in exporting and importing products;
- difficulty in complying with a variety of foreign laws;
- difficulty in obtaining distribution and support; and
- potentially adverse tax consequences.

The foregoing factors could have a material adverse effect on HBB's ability to maintain or increase the supply of products, which may result in material increases in expenses and decreases in revenues.

Increases in costs of products may materially reduce the Company's profitability.

Factors that are largely beyond the Company's control, such as movements in commodity prices for the raw materials needed by suppliers of HBB's products, may affect the cost of products, and HBB may not be able to pass those costs on to its customers. As an example, HBB's products require a substantial amount of plastic. Because the primary resource used in plastic is petroleum, the cost and availability of plastic varies to a great extent with the price of petroleum. In recent years, the prices of petroleum, as well as steel, aluminum and copper have increased significantly. These price increases may materially reduce the Company's profitability.

The increasing concentration of HBB's small electric household appliance sales among a few retailers and the trend toward private label brands could materially reduce revenues and profitability.

With the growing trend towards the concentration of HBB's small electric household appliance sales among a few retailers, HBB is increasingly dependent upon fewer customers whose bargaining strength is growing as a result of this concentration. HBB sells a substantial quantity of products to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. These retailers generally purchase a limited selection of small electric household appliances. As a result, HBB competes for retail shelf space with its competitors. In addition, certain of HBB's larger customers use their own private label brands on household appliances that compete directly with some of HBB's products. As the retailers in the small electric household appliance industry become more concentrated, competition for sales to these retailers may increase, which could materially reduce the Company's revenues and profitability.

The small electric household and commercial appliance industry is consolidating, which could reduce HBB's ability to successfully secure product placements at key customers and limit its ability to sustain a cost competitive position in the industry.

Over the past several years, the small electric household and commercial appliance industry has undergone substantial consolidation, and further consolidation is likely. As a result of this consolidation, the small electric household and commercial appliance industry primarily consists of a limited number of large distributors. To the extent that HBB does not continue to be a major participant in the small electric household and commercial appliance industry, its ability to compete effectively with these larger distributors could be negatively impacted. As a result, this condition could reduce HBB's ability to successfully secure product placements at key customers and limit the ability to sustain a cost competitive position in the industry.

HBB's inability to compete effectively with competitors in its industry, including large established companies with greater resources, could result in lost market share and decreased revenues.

The small electric household and commercial appliance industry does not have onerous entry barriers. As a result, HBB competes with many small manufacturers and distributors of housewares products. Additional competitors may also enter this market and cause competition to intensify. For example, some of HBB's customers have expressed interest in sourcing, or expanding the extent of sourcing, small electric household and commercial appliances directly from manufacturers in Asia. The Company believes competition is based upon several factors, including product design and innovation, quality, price, product features, merchandising, promotion and warranty. If HBB fails to compete effectively with these manufacturers and distributors, it could lose market share and experience a decrease in revenues, which would adversely affect the Company's results of operations.

HBB also competes with established companies, a number of which have substantially greater facilities, personnel, financial and other resources. In addition, HBB competes with retail customers, who use their own private label brands, and importers and foreign manufacturers of unbranded products. Some competitors may be willing to reduce prices and accept lower profit margins to compete with HBB. As a result of this competition, HBB could lose market share and revenues.

Kitchen Collection

The market for KC's products is highly seasonal and dependent on consumer spending, which could result in significant variations in the Company's revenues and profitability.

Sales of products sold at KC stores are subject to a number of factors related to consumer spending, including general economic conditions affecting disposable consumer income such as unemployment rates, business conditions, interest rates, levels of consumer confidence, energy prices, mortgage rates, the level of consumer debt and taxation. The current economic environment, a worsening of the general economy or a shift in consumer spending will adversely affect KC's business. In addition, KC often recognizes a substantial portion of its sales in the last half of the year. Accordingly, any economic downturn, decrease in consumer spending or a shift in consumer spending away from KC's products could significantly reduce revenues and profitability.

KC faces an extremely competitive specialty retail market, and such competition could result in a reduction of KC's prices and loss of market share.

The retail market is highly competitive. KC competes against a diverse group of retailers, including specialty stores, department stores, discount stores and catalog retailers. Many of KC's competitors are larger and have significantly greater financial, marketing and other resources. This competition could result in the reduction of KC product prices and/or a loss of market share.

KC may not be able to forecast customer preferences accurately in its merchandise selections.

KC's success depends in part on its ability to anticipate the tastes of its customers and to provide merchandise that appeals to their preferences. KC's strategy requires merchandising staff to introduce products that meet current customer preferences and that are affordable and distinctive in quality and design. KC's failure to anticipate, identify or react appropriately to changes in consumer trends could cause excess inventories and higher mark-downs or a shortage of products and could harm KC's business and operating results.

KC depends on third-party suppliers for all of its products, which subjects KC to risks, including unanticipated increases in expenses, decreases in revenues and disruptions in the supply chain.

KC is dependent on third-party suppliers for all of its products. KC's ability to select reliable suppliers who provide timely deliveries of quality products will impact its success in meeting customer demand. Any inability of KC's suppliers to timely deliver products or any unanticipated changes in suppliers could be disruptive and costly to KC. In addition, KC may not be able to acquire desired merchandise in sufficient quantities on acceptable terms in the future. KC's business would also be adversely affected by any delays in product shipments due to freight difficulties, strikes or other difficulties at its principal transport providers. Any significant failure by KC to obtain products on a timely basis at an affordable cost or any significant delays or interruptions of supply would have a material adverse effect on KC's profitability.

North American Coal

Termination of long-term mining sales contracts could materially reduce the Company's revenues and profitability.

Substantially all of NACoal's revenues and profits are derived from long-term mining sales contracts. The contracts for NACoal's project mining subsidiaries permit the customer under some conditions of default to acquire the assets or stock of the project mining subsidiary for an amount roughly equal to book value. In one case, the customer may elect to acquire the stock of the subsidiary upon a specified period of prior notice, for any reason, in exchange for payments to NACoal on coal mined at that facility in the future. If any of NACoal's long-term mining contracts were terminated, revenues and profitability could be materially reduced to the extent that NACoal is unable to find alternative customers at the same level of profitability.

NACoal's unconsolidated project mining subsidiaries are subject to risks created by changes in customer demand, inflationary adjustments and tax rates.

The contracts with the unconsolidated project mining subsidiaries' utility customers allow each mine to sell lignite coal at a price based on actual cost plus an agreed pre-tax profit per ton. Unconsolidated project mining subsidiary customers pay on a cost-plus basis only for the coal they consume and use. As a result, reduced coal usage by customers, including, but not limited to, unanticipated weather conditions and scheduled and unscheduled power plant outages, could have an adverse impact on the Company's results of operations. Because of the contractual price formulas for the sale of coal and mining services by these unconsolidated project mining subsidiaries, the profitability of these operations is also subject to fluctuations in inflationary adjustments (or lack thereof) that can impact the per ton profit or management fee paid for the coal and taxes applicable to NACoal's income on that coal.

NACoal's other mining operations, including its consolidated mining operations, are subject to risks created by its capital investment in the mines, the costs of mining the coal and the dragline mining equipment, in addition to risks created by changes in customer demand, inflationary adjustments and tax rates.

The consolidated mining operations are comprised of San Miguel, Red River, MLMC, dragline mining services, royalties from mineral leases to other mining companies and other activities. The profitability of these consolidated mining operations is subject to the risk of loss of its investment in these mining operations, as well as increases in the cost of mining the coal. Except at San Miguel and some of the dragline mining locations, the costs of the consolidated mining operations are not passed on to its customers. As such, increased costs at these operations would materially reduce NACoal's profitability. NACoal's operations are also subject to customer demand, including but not limited to fluctuations in demand due to unanticipated weather conditions, the emergence of unidentified adverse mining conditions, power plant outages, inflationary adjustments and tax risks described above with respect to its unconsolidated project mining subsidiaries. These factors could materially reduce NACoal's profitability.

Mining operations are vulnerable to weather and other conditions that are beyond NACoal's control.

Many conditions beyond NACoal's control can decrease the delivery, and therefore the use, of lignite coal to NACoal's customers. These conditions include weather, the emergence of unidentified adverse mining conditions, unexpected maintenance problems and increased costs of replacement parts which could significantly reduce the Company's revenues and profitability.

Government regulations could impose costly requirements on NACoal.

The coal mining industry is subject to regulation by federal, state and local authorities on matters concerning the health and safety of employees, land use, permit and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Legislation mandating certain benefits for current and retired coal miners also affects the industry. Mining operations require numerous governmental permits and approvals. NACoal is required to prepare and present to federal, state or local authorities data pertaining to the impact that production of coal may have upon the environment. Compliance with these requirements may be costly and time-consuming.

New legislation and/or regulations and orders may materially adversely affect NACoal's mining operations or its cost structure. New legislation, including proposals related to environmental protection that would further regulate and tax the coal industry, may also require NACoal or its customers to change operations significantly or incur increased costs. Possible limitations on carbon emissions and requirements for a specific mix of fuel sources for energy generation methods may reduce potential coal demand. All of these factors could significantly reduce the Company's revenues and profitability.

NACoal is subject to federal and state mining regulations, which place a burden on it.

Federal and state statutes require NACoal to restore mine property in accordance with specified standards and an approved reclamation plan, and require that NACoal obtain and periodically renew permits for mining operations. Regulations require NACoal to incur the cost of reclaiming current mine disturbance. Although the Company believes that appropriate accruals have been recorded for all expected reclamation and other costs associated with closed mines, future profitability would be adversely affected if accruals for these costs are later determined to be insufficient or if changed conditions, including adverse judicial proceedings or revised assumptions, require a change in these reserves.

NACoal's operations are impacted by the Clean Air Act Amendments on coal consumption.

The Clean Air Act and corresponding state laws that regulate emissions of materials into the air, affect coal mining operations both directly and indirectly. Measures intended to improve air quality extensively regulate the emissions of sulfur dioxide, nitrogen oxide and other substances by coal-fueled utility power plants, which are NACoal's primary customers. Those measures could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could significantly reduce the Company's revenues and profitability. NACoal cannot predict how present or future regulations will affect the coal industry in general and NACoal in particular. It is possible that the new air quality standards under the Clean Air Act and any other future regulatory provisions will materially increase the costs of doing business and reduce consumption of and demand for coal by NACoal's customers.

In May 2005, the EPA published the CAMR, which regulates the emission of mercury from coal-fired power plants. CAMR is a two phase cap and trade regulation with phase one being implemented in 2010 and phase two in 2018. Affected electrical generating units will be able to meet these regulations by, among other things, switching to lower mercury fuels, installing mercury control devices or purchasing mercury emissions allowances. Mercury control devices are just beginning to be demonstrated on a commercial scale; therefore, their efficiency and cost of operation is uncertain at this time.

In February 2008, the U.S. Court of Appeals for the D.C. Circuit struck down the CAMR, on the grounds that the EPA did not follow the appropriate process under the Clean Air Act to reverse the decision to list coal-fired power plants as a category of sources for regulation under the hazardous air pollutant provisions of the Clean Air Act. It is uncertain at this time if the EPA will appeal the decision.

If the court's decision striking down the CAMR is upheld, it will result in more stringent regulation of mercury emissions from all coal-fired power plants. The extent of the affect on these plants will depend upon the type of control technology that the EPA requires and whether the EPA subcategorizes coal by rank. Lignite coal typically has a greater mercury content than higher rank coals; consequently, failure by the EPA to subcategorize coals by rank could have a disproportionately adverse affect on plants that burn lignite coal and the demand for lignite coal may decrease.

Mercury control devices are just beginning to be demonstrated on a commercial scale; therefore, their efficiency and cost of operation is uncertain at this time. The cost of controlling mercury emissions will be significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modifications to existing plants. The extent to which NACoal's electric utility customers switch to lower mercury coal or other low-mercury fuel could materially affect the Company if NACoal cannot offset the cost of mercury removal by lowering the costs of delivery of its coal on an energy equivalent basis. There can be no assurance that the Company will be able to offset these costs, which if incurred, could significantly reduce the Company's profitability.

In May 2005, the EPA promulgated the CAIR, which requires reduction of nitrogen oxides and sulfur dioxides in 29 eastern states including Texas, Louisiana and Mississippi. CAIR requires more reductions in the emissions from power plants than the acid rain program, which is the current emission control regulation. Affected power plants will be required to install emission control devices, switch to lower emission fuels, or purchase emission allowances.

In June 2005, the EPA promulgated the CAVR, which requires power plants not covered by CAIR to install "Best Available Retrofit Technology" equipment to control emissions that cause haze and reduce visibility. The emissions include sulfur dioxide, nitrogen oxides and fine particulate matter.

Legislation that could regulate other air pollutants, including carbon dioxide, has been proposed. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of power plant air pollutants. If any of these initiatives were enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

Because coal mining operations emit particulate matter, NACoal's mining operations may be affected directly when the states revise their implementation plans to comply with the stricter standards for particulate matter and ozone. State and federal regulations relating to the new standards may restrict NACoal's ability to develop new mines or could require it to modify its existing operations. The extent of the potential direct impact of the new standards on the coal industry will depend on the policies and control strategies associated with the state implementation process, but could increase NACoal's costs of doing business and significantly reduce the Company's profitability.

NACoal is subject to the high costs and risks involved in the development of new coal and dragline mining projects.

From time to time, NACoal seeks to develop new coal and dragline mining projects. The costs and risks associated with such projects can be substantial.

General

The current economic environment may adversely affect the availability and cost of credit and business and consumer spending patterns.

The ability of the Company's subsidiaries to make scheduled payments or to refinance their obligations with respect to indebtedness will depend on their operating and financial performance and credit availability, which in turn are subject to prevailing economic conditions. The economic recession, subprime mortgage crisis, decline in housing markets and disruptions in the financial markets, including the bankruptcy, restructuring, sale or acquisition of major financial institutions, may adversely affect the availability of credit already arranged, and the availability and cost of credit in the future. In the event that the Company's subsidiaries seek to refinance or modify existing financial arrangements with their lenders, there is no assurance that such creditors will agree to refinance or to modify existing arrangements on acceptable terms or at all. The disruptions in the financial markets has had an adverse effect on the United States and world economies, which has and may continue to negatively affect business and consumer spending patterns. These disruptions could result in continued reductions in sales of the Company's subsidiaries' products and services, reductions in asset values, longer sales cycles, and increased price competition, as well as reductions in the borrowing base under the credit facilities of the Company's subsidiaries. There can be no assurances that U.S. and non-U.S. governmental responses to the economic recession and disruptions in the financial markets will restore business or consumer confidence, stabilize the markets or increase liquidity and the availability of credit.

The Company may become subject to claims under foreign laws and regulations, which may be expensive, time consuming and distracting.

Because the Company has employees, property and business operations outside of the United States, the Company is subject to the laws and the court systems of many jurisdictions. The Company may become subject to claims outside the United States based in foreign jurisdictions for violations of their laws with respect to the foreign operations of NMHG and HBB. In addition, these laws may be changed or new laws may be enacted in the future. International litigation is often expensive, time consuming and distracting. As a result, any of these risks could significantly reduce the Company's profitability and its ability to operate its businesses effectively.

The Company is dependent on key personnel and the loss of these key personnel could significantly reduce its profitability.

The Company is highly dependent on the skills, experience and services of its respective key personnel and the loss of key personnel could have a material adverse effect on its business, operating results and financial condition. Employment and retention of qualified personnel is important to the successful conduct of the Company's business. Therefore, the Company's success also depends upon its ability to recruit, hire, train and retain additional skilled and experienced management personnel. The Company's inability to hire and retain personnel with the requisite skills could impair its ability to manage and operate its business effectively and could significantly reduce its profitability.

The amount and frequency of dividend payments made on NACCO's common stock could change.

The Board of Directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on earnings, capital and future expense requirements, financial conditions, contractual limitations and other factors the Board of Directors may consider. Accordingly, holders of NACCO's common stock should not rely on past payments of dividends in a particular amount as an indication of the amount of dividends that will be paid in the future.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

A. NACCO

NACCO currently leases office space in Mayfield Heights, Ohio, a suburb of Cleveland, Ohio, that serves as its and NMHG's corporate headquarters.

B. NMHG

1. NMHG Wholesale

The following table presents the principal assembly, manufacturing, distribution and office facilities that NMHG owns or leases for use in the wholesale operations:

Region	Facility Location	Owned/ Leased	Function(s)
Americas	Berea, Kentucky	Owned	Assembly of lift trucks and manufacture of component parts
	Danville, Illinois	Owned	Americas parts distribution center
	Greenville, North Carolina	Owned	Divisional headquarters and marketing and sales operations for Hyster® and Yale® in Americas; Americas warehouse development center; assembly of lift trucks and manufacture of component parts
	Portland, Oregon	Owned	Counterbalanced development center for design and testing of lift trucks, prototype equipment and component parts
	Portland, Oregon	Leased	Global executive administrative center
	Ramos Arizpe, Mexico	Owned	Manufacture of component parts for lift trucks
	Sao Paulo, Brazil	Owned	Assembly of lift trucks and marketing operations for Brazil
	Sulligent, Alabama	Owned	Manufacture of component parts for lift trucks
Europe	Craigavon, Northern Ireland	Owned	Manufacture of lift trucks; cylinder and transmission assembly; mast fabrication and assembly for Europe
	Fleet, England	Leased	Hyster® and Yale® marketing and sales operations in Europe
	Irvine, Scotland	Leased	Divisional headquarters
	Irvine, Scotland	Owned	Assembly of lift trucks, mast manufacturing and assembly
	Modena, Italy	Leased	Assembly of lift trucks
	Masate, Italy	Leased	Assembly of lift trucks; European warehouse development center
	Nijmegen, The Netherlands	Owned	Big trucks development center; manufacture and assembly of big trucks and component parts; European parts distribution center
Asia	Shanghai, China	Owned (1)	Assembly of lift trucks by Shanghai Hyster joint venture
	Sydney, Australia	Leased	Divisional headquarters and sales and marketing for Asia-Pacific; Asia-Pacific parts distribution center
India	Pune, India	Leased	Engineering design services

(1) This facility is owned by Shanghai Hyster Forklift Ltd., NMHG's Chinese joint venture company.

SN's operations are supported by five facilities. SN's headquarters are located in Obu, Japan at a facility owned by SN. The Obu facility also has assembly and distribution capabilities. In Cavite, the Philippines, SN owns a facility for the manufacture of frames for SN products. As a result of the acquisition of a retail operation, SN also has one wholly-owned and seven partially-owned dealerships in Japan.

2. NMHG Retail

As of January 31, 2009, NMHG Retail's four dealer operations were in 16 locations. Of these locations, three were in Europe and 13 were in Asia-Pacific, as shown below:

Europe	Asia-Pacific
United Kingdom (3)	Australia (12) Singapore (1)

Dealer locations generally include facilities for displaying equipment, storing rental equipment, servicing equipment, aftermarket parts storage and sales and administrative offices. NMHG leases all 16 locations. Some of the leases were entered into or assumed in connection with acquisitions and many of the lessors under these leases are former owners of businesses that NMHG acquired.

C. Hamilton Beach Brands

The following table presents the principal distribution and office facilities owned or leased by HBB:

Facility Location	Owned/ Leased	Function(s)
Glen Allen, Virginia	Leased	Corporate headquarters
Geel, Belgium	(1)	Distribution center
Memphis, Tennessee	Leased	Distribution center
Mexico City, Mexico	(1)	Distribution center
Picton, Ontario, Canada	Leased	Distribution center
Southern Pines, North Carolina	Owned	Service center for customer returns; catalog distribution center; parts distribution center
Shenzhen, China	Leased	Representative office
Toronto, Ontario, Canada	Leased	Hamilton Beach Brands Canada sales and administration headquarters
Washington, North Carolina	Leased	Customer service center

(1) This facility is managed by a third-party distribution provider.

Sales offices are also leased in several cities in the United States, Canada and Mexico.

D. The Kitchen Collection

KC currently leases its corporate headquarters building, the KC warehouse/distribution facility and a retail store in Chillicothe, Ohio. KC also currently leases the LGC distribution center in Circleville, Ohio. KC leases the remainder of its retail stores. A typical Kitchen Collection® store is approximately 3,000 square feet and a typical Le Gourmet Chef® store is approximately 4,300 square feet.

E. NACoal

NACoal currently leases its corporate headquarters office space in Dallas, Texas. NACoal's proven and probable coal reserves and deposits (owned in fee or held under leases, which generally remain in effect until exhaustion of the reserves if mining is in progress) are estimated at approximately 2.3 billion tons (including the unconsolidated project mining subsidiaries), all of which are lignite coal deposits, except for approximately 28.3 million tons of bituminous coal. Reserves are estimates of quantities of coal, made by NACoal's geological and engineering staff, which are considered mineable in the future using existing operating methods. Developed reserves are those which have been allocated to mines which are in operation; all other reserves are classified as undeveloped. Information concerning mine type, reserve data and coal quality characteristics for NACoal's properties are set forth on the table on page 10 under "Item 1. Business -- C. North American Coal -- Sales, Marketing and Operations."

Item 3. LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party to any material legal proceeding other than ordinary routine litigation incidental to its respective business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Company.

Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The information under this Item is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

There exists no arrangement or understanding between any executive officer and any other person pursuant to which such executive officer was elected. Each executive officer serves until his or her successor is elected and qualified.

The following tables set forth the name, age, current position and principal occupation and employment during the past five years of the Company's executive officers.

EXECUTIVE OFFICERS OF THE COMPANY

Name	Age	Current Position	Other Positions
Alfred M. Rankin, Jr.	67	Chairman, President and Chief Executive Officer of NACCO (from prior to 2004), Chairman of NMHG (from October 2008)	
Charles A. Bittenbender	59	Vice President, General Counsel and Secretary of NACCO (from prior to 2004), Vice President, General Counsel and Secretary of NMHG (from October 2008)	
J.C. Butler, Jr.	48	Vice President – Corporate Development and Treasurer of NACCO (from prior to 2004), Senior Vice President – Project Development of NACoal (from May 2008)	
Mary D. Maloney	47	Assistant General Counsel (from October 2005) and Assistant Secretary of NACCO (from May 2007)	From prior to 2004 to October 2005, Partner, Jones Day (law firm).
Lauren E. Miller	54	Vice President – Consulting Services of NACCO (from prior to 2004), Senior Vice-President, Marketing and Consulting of NMHG (from October 2008)	
Kenneth C. Schilling	49	Vice President and Controller of NACCO (from prior to 2004), Vice President and Chief Financial Officer of NMHG (from October 2008)	
Suzanne S. Taylor	46	Associate General Counsel and Assistant Secretary of NACCO (from December 2008)	From April 2007 to December 2008, Vice President, General Counsel and Chief Compliance Officer, Keithley Instruments, Inc. (developer, manufacturer and marketer of electronic instruments). From January 2006 to April 2007, Assistant General Counsel, Platinum Equity, LLC (a private equity firm). From prior to 2004 to November 2005, Senior Vice President, General Counsel, SourceOne Healthcare Technologies Inc., a Platinum Equity Company (distributor of imaging equipment).

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

A. NMHG

Name	**Age**	**Current Position**	**Other Positions**
Michael P. Brogan	58	President and Chief Executive Officer of NMHG (from June 2006)	From October 2005 to June 2006, Executive Vice President of NMHG. From April 2004 to October 2005, Senior Vice President, International Operations and Development of NMHG. From prior to 2004 to April 2004, Senior Vice President, Product Development and Procurement of NMHG.
Daniel P. Gerrone	59	Controller of NMHG (from prior to 2004)	
Tommy L. Green	54	Vice President, Manufacturing, Americas of NMHG (from September 2007)	From August 2006 to September 2007, General Manager of Americas Assembly Operations of NMHG. From September 2005 to August 2006, Plant Manager - Berea of NMHG. From prior to 2004 to September 2005, Lean Manufacturing Manager for Ford Motor Co. (an international automobile manufacturer).
Jeffrey C. Mattern	56	Treasurer of NMHG (from prior to 2004)	
Ralf A. Mock	53	Managing Director, Europe, Africa and Middle East of NMHG (from February 2006)	From January 2005 to February 2006, Independent Business Consultant. From prior to 2004 to January 2005, President, Villeroy & Boch AG (an international industrial enterprise).
James M. Phillips	60	Vice President, Human Resources of NMHG (from prior to 2004)	
Rajiv K. Prasad	45	Vice President, Global Product Development of NMHG (from July 2007)	From November 2005 to July 2007, Vice President, Global Product Development, International Truck and Engine Corporation (an industrial company). From March 2004 to November 2005, Director, Engineering, International Truck and Engine Corporation (an industrial company). From prior to 2004 to March 2004, Director – Product and Business Operations, Lear Corporation, Ford Europe Customer Division, UK (an industrial company).
Victoria L. Rickey	56	Vice President, Asia-Pacific of NMHG (from October 2008)	From February 2006 to October 2008, Vice President, Chief Marketing Officer of NMHG. From October 2005 to February 2006, Vice President, Marketing of NMHG. From December 2004 to October 2005, Vice President, Marketing and Retail Operations, EAME of NMHG. From prior to 2004 to December 2004, Vice President, Chief Strategy Officer of NMHG.
Michael E. Rosberg	59	Vice President, Global Supply Chain of NMHG (from November 2006)	From May 2005 to February 2006, Vice President of Supply Chain Management, Brunswick Boat Group (an industrial company). From prior to 2004 to May 2005, Vice President of International Procurement, Maytag Corporation (an international industrial enterprise).
Michael K. Smith	64	Vice President, Finance and Information Systems of NMHG (from October 2008)	From prior to 2004 to October 2008, Vice President, Finance and Information Systems and Chief Financial Officer of NMHG.
Colin Wilson	54	Vice President and Chief Operating Officer of NMHG (from October 2005)	From prior to 2004 to October 2005, Vice President of NMHG; President, Americas of NMHG.

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

B. HBB

Name	Age	Current Position	Other Positions
Michael J. Morecroft	67	President and Chief Executive Officer of HBB (from prior to 2004)	
Keith B. Burns	52	Vice President – Engineering and Information Technology of HBB (from June 2008)	From prior to 2004 to June 2008, Vice President – Engineering and New Product Development of HBB.
Kathleen L. Diller	57	Vice President, General Counsel and Secretary of HBB (from May 2007)	From June 2006 to May 2007, Vice President, General Counsel and Human Resources, and Secretary of HBB. From February 2005 to June 2006, Vice President, General Counsel and Human Resources of HBB. From prior to 2004 to February 2005, Vice President, General Counsel and Secretary of HBB.
Gregory E. Salyers	48	Vice President, Global Operations of HBB (from May 2007)	From February 2005 to May 2007, Vice President – Operations and Information Systems of HBB. From prior to 2004 to February 2005, Vice President – Operations of HBB.
James H. Taylor	51	Vice President, Chief Financial Officer and Treasurer of HBB (from January 2007)	From February 2005 to January 2007, Vice President – Finance and Treasurer of HBB. From prior to 2004 to February 2005, Vice President – Treasurer of HBB.
R. Scott Tidey	44	Vice President, North America Sales of HBB (from July 2008)	From March 2007 to July 2008, Vice President, U.S. Consumer Sales of HBB. From January 2005 to March 2007, Vice President, International and National Account Sales of HBB. From prior to 2004 to January 2005, Vice President, National Account Sales of HBB.
Gregory H. Trepp	47	Vice President, Global Marketing of HBB (from June 2008)	From prior to 2004 to June 2008, Vice President, Marketing of HBB.

C. KC

Name	Age	Current Position	Other Positions
Randolph J. Gawelek	61	President and Chief Executive Officer of KC (from prior to 2004)	

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

D. NACOAL

Name	Age	Current Position	Other Positions
Robert L. Benson	61	President and Chief Executive Officer of NACoal (from March 2006)	From September 2005 to March 2006, Executive Vice President and Chief Operating Officer of NACoal. From prior to 2004 to September 2005, Vice President – Eastern and Southern Operations of NACoal; General Manager of MLMC.
Lee A. Burton	42	Controller of NACoal (from June 2006)	From prior to 2004 to June 2006, Financial Planning Manager of NACoal.
Bob D. Carlton	51	Vice President and Chief Financial Officer of NACoal (from May 2008)	From March 2005 to May 2008, Vice President – Financial Services of NACoal. From prior to 2004 to June 2006, Controller of NACoal. From prior to 2004 to March 2005, Director of Tax of NACoal.
Douglas L. Darby	57	Vice President – Southern Operations of NACoal (from May 2008)	From June 2006 to May 2008, Vice President – Engineering and Eastern Operations of NACoal. From prior to 2004 to June 2006, President of Sabine.
Michael J. Gregory	61	Vice President – Engineering, Human Resources and International Operations of NACoal (from May 2008)	From June 2006 to May 2008, Vice President – Southern Operations and Human Resources of NACoal. From prior to 2004 to June 2006, General Manager of San Miguel.
K. Donald Grischow	61	Treasurer of NACoal (from prior to 2004)	
Thomas A. Koza	62	Vice President – Law and Administration, and Secretary of NACoal (from prior to 2004)	
Dan W. Swetich	63	President of Otter Creek Mining (from December 2008), Vice President – Northern Operations of NACoal (from June 2006) and President of Falkirk (from prior to 2004)	

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NACCO's Class A common stock is traded on the New York Stock Exchange under the ticker symbol "NC." Because of transfer restrictions, no trading market has developed, or is expected to develop, for the Company's Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis. The high and low market prices for the Class A common stock and dividends per share for both classes of common stock for each quarter during the past two years are presented in the table below:

	2008		
	Sales Price		Cash
	High	Low	Dividend
First quarter	**$ 107.00**	**$ 68.84**	**50.00¢**
Second quarter	**$ 95.46**	**$ 74.35**	**51.50¢**
Third quarter	**$ 125.50**	**$ 70.43**	**51.50¢**
Fourth quarter	**$ 95.22**	**$ 25.88**	**51.50¢**

	2007		
	Sales Price		Cash
	High	Low	Dividend
First quarter	$ 149.70	$ 126.90	48.00¢
Second quarter	$ 174.49	$ 137.42	50.00¢
Third quarter	$ 162.33	$ 95.68	50.00¢
Fourth quarter	$ 111.89	$ 88.04	50.00¢

At December 31, 2008, there were approximately 850 Class A common stockholders of record and approximately 250 Class B common stockholders of record. See Note 20 to Consolidated Financial Statements contained elsewhere in this Form 10-K for a discussion of the amount of NACCO's investment in subsidiaries that was restricted at December 31, 2008.

Sales of Unregistered Company Stock

Pursuant to the Non-Employee Directors' Equity Compensation Plan, the Company issued an aggregate of 2,907 shares of its Class A common stock on January 1, 2008, April 1, 2008, July 1, 2008 and October 1, 2008 for payment of a portion of the directors' annual retainer fee. In addition, pursuant to the terms of such plan, directors may elect to receive shares of Class A common stock in lieu of cash for up to 100% of the balance of their annual retainer, meeting attendance fees and any committee chairman's fees. An aggregate of 856 shares of Class A common stock were issued under voluntary elections on January 1, 2008, April 1, 2008, July 1, 2008 and October 1, 2008. The issuance of these unregistered shares qualifies as an exempt transaction pursuant to Section 4(2) of the Securities Act of 1933.

Pursuant to the Supplemental Executive Long-Term Incentive Bonus Plan, the Company issued an aggregate of 567 shares of its Class A common stock on December 5, 2008 to certain employees who were participants in the annual compensation plans of NACCO's subsidiaries as of October 15, 2008. The issuance of these shares was not registered because such issuance of shares was a "no sale" pursuant to the federal securities laws.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Program	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet Be Purchased Under the Program (1)
Month #1 (October 1 to 31, 2008)	0	0	0	$100,000,000
Month #2 (November 1 to 30, 2008)	0	0	0	$100,000,000
Month #3 (December 1 to 31, 2008)	0	0	0	$100,000,000
Total	0	0	0	$100,000,000

(1) On November 15, 2007, the Company announced that its Board of Directors had authorized a stock repurchase program (the "Program"). Under the terms of the Program, the Company may repurchase up to a total of $100.0 million of shares of the Company's Class A Common Stock. The Company may repurchase shares on the open market or in privately negotiated transactions, including block trades. The Program has no expiration date. During the fourth quarter of 2008, the Company did not make any purchases under the terms of the Program.

Item 6. SELECTED FINANCIAL DATA

	Year Ended December 31				
	2008 (1)	2007 (2)	2006 (2)	2005 (2)	2004 (2)
		(In millions, except per share data)			
Operating Statement Data:					
Revenues	**$ 3,680.3**	$ 3,602.7	$ 3,349.0	$ 3,157.4	$ 2,782.6
Operating profit (loss)	**$ (387.3)**	$ 139.3	$ 173.6	$ 108.9	$ 86.9
Income (loss) before extraordinary gain	**$ (437.6)**	$ 90.4	$ 94.0	$ 58.4	$ 46.7
Extraordinary gain, net-of-tax (3)	**-**	-	12.8	4.7	0.5
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8	$ 63.1	$ 47.2
Basic earnings (loss) per share:					
Income (loss) before extraordinary gain	**$ (52.84)**	$ 10.94	$ 11.41	$ 7.10	$ 5.69
Extraordinary gain, net-of-tax (3)	**-**	-	1.56	0.57	0.06
Net income (loss) per basic share	**$ (52.84)**	$ 10.94	$ 12.97	$ 7.67	$ 5.75
Diluted earnings (loss) per share:					
Income (loss) before extraordinary gain	**$ (52.84)**	$ 10.93	$ 11.40	$ 7.10	$ 5.69
Extraordinary gain, net-of-tax (3)	**-**	-	1.56	0.57	0.06
Net income (loss) per diluted share	**$ (52.84)**	$ 10.93	$ 12.96	$ 7.67	$ 5.75

	Year Ended December 31				
	2008 [1]	2007 [2]	2006 [2]	2005 [2]	2004 [2]
	(In millions, except per share and employee data)				
Balance Sheet Data at December 31:					
Total assets	**$ 1,687.9**	$ 2,427.3	$ 2,154.5	$ 2,091.6	$ 2,035.6
Long-term debt	**$ 400.5**	$ 439.5	$ 359.9	$ 406.2	$ 407.4
Stockholders' equity	**$ 356.7**	$ 891.4	$ 791.3	$ 700.9	$ 685.0
Cash Flow Data:					
Provided by operating activities	**$ 4.9**	$ 81.4	$ 173.5	$ 75.2	$ 126.2
Used for investing activities	**$ (71.4)**	$ (59.9)	$ (35.3)	$ (56.3)	$ (40.3)
Provided by (used for) financing activities	**$ (83.1)**	$ 64.4	$ (105.8)	$ (1.8)	$ (4.1)
Other Data:					
Per share data:					
Cash dividends	**$ 2.045**	$ 1.980	$ 1.905	$ 1.848	$ 1.675
Market value at December 31	**$ 37.41**	$ 99.69	$ 136.60	$ 117.15	$ 105.40
Stockholders' equity at December 31	**$ 43.05**	$ 107.80	$ 96.05	$ 85.21	$ 83.39
Actual shares outstanding at December 31	**8.286**	8.269	8.238	8.226	8.214
Basic weighted average shares outstanding	**8.281**	8.263	8.234	8.223	8.212
Diluted weighted average shares outstanding	**8.281**	8.272	8.242	8.226	8.214
Total employees at December 31 [4]	**9,500**	10,600	11,300	11,100	11,600

(1) During the fourth quarter of 2008, the Company's stock price significantly declined compared with previous periods and the Company's market value of equity was below its book value of tangible assets and the book value of equity. The Company performed an interim impairment test, which indicated that goodwill and certain other intangibles were impaired at December 31, 2008. Therefore, the Company recorded a non-cash impairment charge of $435.7 million during the fourth quarter of 2008.

(2) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.

(3) An extraordinary gain was recognized in 2006, 2005 and 2004 as a result of a reduction to Bellaire's estimated closed mine obligations relating to amounts owed to the Fund arising as a result of the Coal Act. See further discussion in the NACCO and Other section of Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

(4) Includes employees of the unconsolidated project mining subsidiaries.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share and Percentage Data)

OVERVIEW

NACCO Industries, Inc. (the parent company or "NACCO") and its wholly owned subsidiaries (collectively, the "Company") operate in the following principal industries: lift trucks, housewares distribution, housewares retail and mining. Results of operations and financial condition are discussed separately by segment, which corresponds with the industry groupings. The Company manages its lift truck operations as two reportable segments: wholesale manufacturing and retail distribution. Results by segment are also summarized in Note 18 to the Consolidated Financial Statements contained elsewhere in this Form 10-K.

NMHG Holding Co. ("NMHG") designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NMHG manages its operations as two reportable segments: wholesale manufacturing ("NMHG Wholesale") and retail distribution ("NMHG Retail"). NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster® and Yale® retail dealerships. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, The Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil. NMHG Retail includes the sale, leasing and service of Hyster® and Yale® lift trucks and related service parts by wholly owned retail dealerships. Hamilton Beach Brands, Inc. ("HBB") is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. The Kitchen Collection, Inc. ("KC") is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation and its affiliated coal companies (collectively "NACoal") mine and market lignite coal primarily as fuel for power generation and provide selected value-added mining services for other natural resources companies in the United States. Lignite coal is delivered from NACoal's mines in Texas, North Dakota, Louisiana and Mississippi to adjacent or nearby power plants. Dragline mining services are provided for independently owned limerock quarries in Florida.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities (if any). On an ongoing basis, the Company evaluates its estimates, including those related to goodwill, product discounts and returns, bad debts, inventories, income taxes, warranty obligations, product liabilities, restructuring, closed-mine obligations, pensions and other post-retirement benefits. The Company bases its estimates on historical experience, actuarial valuations and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Due to recent market events that have adversely affected all industries and the economy as a whole, the Company has placed increased emphasis on monitoring the risks associated with the current economic environment, particularly the collectability of receivables, the fair value of assets and the Company's liquidity. The Company will continue to monitor the risks associated with the current economic environment and any effect on the Company's results.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Product liabilities: The Company provides for the estimated cost of personal and property damage relating to the Company's products based on a review of the Company's historical experience and consideration of any known trends. Reserves are recorded for estimates of the costs for known claims and estimates of the costs of incidents that have occurred but for which a claim has not yet been reported to the Company, in excess of available insurance coverage. While the Company engages in extensive product quality reviews and customer education programs, the Company's product liability provision is affected by the number and magnitude of claims of alleged product-related damage and the cost to defend those claims. In addition, the Company's estimates regarding the magnitude of claims are affected by changes in assumptions regarding medical costs, inflation rates and trends in damages awarded by juries. Changes in the Company's assumptions regarding any one of these factors could result in a change in the estimate of the magnitude of claims. A one percent increase in the estimate of the number of claims or the magnitude of claims would increase the Company's product liability reserve and reduce operating profit by approximately $0.6 million. During 2007 and 2006, as part of its periodic review of product liability estimates, the Company reduced its product liability accrual by $6.7 million and $10.7 million, respectively. These changes in estimate were based upon historical trends identified within recent favorable claim settlement experience that indicated both the frequency and severity of claim estimates should be reduced. The reduction in the product liability accrual is primarily the result of a reduction in the estimate of the number of claims that have been incurred but not reported and the average cost per claim. These adjustments are not necessarily indicative of trends or adjustments that may be required in the future to adjust the product liability accrual

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change our estimates in the future.

Goodwill: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company is required to test goodwill for impairment at least annually or on an interim basis if an indicator of impairment is present. Accordingly, the Company evaluates the carrying value of goodwill for impairment annually as of May 1st. To test goodwill for impairment, the Company is required to estimate the value, as determined under SFAS No. 142, of each of its reporting units. Since quoted market prices in an active market are not available for the Company's reporting units, the Company uses other valuation techniques. The Company has developed a model to compute an estimate of the value, as determined under SFAS No. 142, of the reporting units, primarily incorporating a discounted cash flow valuation technique. This model incorporates the Company's estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and the applicable cost of capital used to discount those estimated cash flows. The estimates and projections used have been consistent with the Company's past performance and current annual operating and longer-range plans. No impairment was noted in the Company's annual impairment test as of May 1, 2008.

During the fourth quarter of 2008, the Company's stock price and operating results significantly declined compared with previous periods and the Company's market value of equity was below the book value of tangible assets and the book value of equity. The decline in stock price, among other items, were indicators of impairment and therefore, the Company performed an interim goodwill impairment test as of December 31, 2008. The Company reduced its forecasted future cash flows based on the current deterioration and future uncertainty of global economic conditions for this interim test. The changes were based on significantly reduced 2008 operating results and a high level of uncertainty regarding the timing of the recovery of the economy. In addition to the impairment testing requirements of SFAS No. 142, the Company was required to perform a reconciliation of its market value of equity to the implied aggregated value of equity of its reporting units. This reconciliation required a cost of capital assumption well above normal market levels and, therefore, the second step of goodwill analysis under SFAS No. 142 was required. The Company's analysis indicated that the current value of goodwill at each of its reporting units was impaired as of December 31, 2008. Accordingly, the Company recognized an impairment charge of $434.4 million for goodwill in the fourth quarter of 2008. In addition, the Company performed an impairment analysis of its tangible and other intangible assets that also indicated the value, as determined under SFAS No. 142, of certain intangible assets was below book value and was impaired as of December 31, 2008. Accordingly, the Company recorded an impairment charge of $1.3 million for other intangible assets at NMHG and KC during the fourth quarter of 2008. Based on the Company's analysis, all remaining long-lived assets with finite lives were not impaired as of December 31, 2008.

Revenue recognition: Revenues are generally recognized when title transfers and risk of loss passes as customer orders are completed and shipped. For NMHG's National Account customers, revenue is recognized upon customer acceptance. National Account customers are large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. Under its mining contracts, the Company recognizes revenue as the coal is delivered and limerock is mined. Reserves for discounts and returns are maintained for anticipated future claims. The accounting policies used to develop these product discounts and returns include:

Product discounts: The Company records estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. At NMHG, lift truck sales revenue is recorded net of projected discounts. The estimated discount amount is based upon historical trends for each truck model. In addition to standard discounts, dealers can also request additional discounts that allow them to offer price concessions to customers. From time to time, NMHG offers special incentives to increase retail share or dealer stock and offers certain customers volume rebates if a specified cumulative level of purchases is obtained. At HBB, net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns and allowances for defective products. At KC, retail markdowns are incorporated into KC's retail method of accounting for cost of sales. If market conditions were to decline or if competition was to increase, the Company may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenues at the time the incentive is offered. If the Company's estimates of customer programs and incentives were one percent higher than the levels offered during 2008, the reserves for product discounts would increase and revenue would be reduced by $0.2 million. The Company's past results of operations have not been materially affected by a change in the estimate of product discounts and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change its estimates in the future.

Product returns: Products generally are not sold with the right of return. However, based on the Company's historical experience, a portion of products sold are estimated to be returned due to reasons such as buyer remorse, duplicate gifts received, product failure and excess inventory stocked by the customer which, subject to certain terms and conditions, the Company will agree to accept. The Company records estimated reductions to revenues at the time of sale based on this historical experience and the limited right of return provided to certain customers. If future trends were to change significantly from those experienced in the past, incremental reductions to revenues may result based on this new experience. If the Company's estimate of average return rates for each type of product sold were to increase

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

by one percent over historical levels, the reserves for product returns would increase and revenues would be reduced by $0.2 million. The Company's past results of operations have not been materially affected by a change in the estimate of product returns and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change its estimates in the future.

Product warranties: The Company provides for the estimated cost of product warranties at the time revenues are recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, labor costs and replacement component costs incurred in correcting a product failure. If actual product failure rates, labor costs or replacement component costs differ from the Company's estimates, which are based on historical failure rates and consideration of known trends, revisions to the estimate of the cost to correct product failures would be required. If the Company's estimate of the cost to correct product failures were to increase by one percent over 2008 levels, the reserves for product warranties would increase and additional expense of $0.6 million would be incurred. The Company's past results of operations have not been materially affected by a change in the estimate of product warranties and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change its estimates in the future.

Allowances for doubtful accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. An impairment in value of one percent of net accounts receivable would require an increase in the allowance for doubtful accounts and would result in additional expense of approximately $4.2 million.

Inventory reserves: The Company writes down its inventory to the lower of cost or market, which includes an estimate for obsolescence or excess inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs. An impairment in value of one percent of the outstanding inventories would result in additional expense of approximately $4.8 million.

Deferred tax valuation allowances: The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. A valuation allowance has been provided against certain deferred tax assets related to non-U.S. and U.S. state jurisdiction including net operating and capital loss carryforwards. Management believes the valuation allowances are adequate after considering future taxable income, allowable carryforward periods and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount (including the valuation allowance), an adjustment to the valuation allowance would increase income in the period such determination was made. Conversely, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the valuation allowance would be expensed in the period such determination was made.

See Note 16 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's income taxes.

Self-insurance liabilities: The Company is generally self-insured for product liability, environmental liability, medical claims, certain workers' compensation claims and certain closed mine liabilities. For product liability, catastrophic coverage is retained for potentially significant individual claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management's judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, legal defense costs, inflation rates, medical costs and actual experience could cause estimates to change in the near term. Changes in any of these factors could materially change the Company's estimates for these self-insurance obligations causing a related increase or decrease in reported net operating results in the period of change in the estimate.

Retirement benefit plans: The Company maintains various defined benefit pension plans. Effective January 1, 2009, pension benefits for HBB employees in Canada were frozen. In 2004, pension benefits for certain NACoal employees, excluding certain unconsolidated project mining subsidiary employees, were frozen. In 1996, pension benefits were frozen for employees covered under NMHG's and HBB's U.S. defined benefit plans, except for those NMHG employees participating in collective bargaining agreements. As a result, in the United States only certain NMHG employees covered under collective bargaining agreements will earn retirement benefits under defined benefit pension plans. Other employees of the Company, including employees whose pension benefits were frozen, will receive retirement benefits under defined contribution retirement plans. The Company's policy is to periodically make contributions to fund the defined benefit pension plans within the range allowed by applicable regulations. The defined benefit pension plan assets consist primarily of publicly traded stocks and government and

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

corporate bonds. There is no guarantee the actual return on the plans' assets will equal the expected long-term rate of return on plan assets or that the plans will not incur investment losses.

The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period since January 1, 1960.

Changes to the estimate of any of these factors could result in a material change to the Company's pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. Because the 2008 assumptions are used to calculate 2009 pension expense amounts, a one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2009 of approximately $1.1 million for the U.S. plans. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $2.3 million or raised by approximately $1.0 million, respectively, the U.S. plans' 2009 expense and would have lowered by approximately $12.2 million or raised by approximately $14.4 million the U.S. plans' projected benefit obligation as of the end of 2008.

The Company also maintains health care and life insurance plans which provide benefits to eligible retired employees. All health care and life insurance plans of the Company have a cap on the Company's share of the costs. These plans have no assets. Under the Company's current policy, plan benefits are funded at the time they are due to participants.

The basis for the selection of the discount rate for each plan is determined by matching the timing of the payment of the expected obligations under the defined benefit and health care and life insurance plans against the corresponding yield of high-quality corporate bonds of equivalent maturities.

See Note 17 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's retirement benefit plans.

CONSOLIDATED FINANCIAL SUMMARY

Selected consolidated operating results of the Company were as follows:

	2008 (1)	2007(2)	2006(2)
Consolidated operating results:			
Income (loss) before extraordinary gain	**$ (437.6)**	$ 90.4	$ 94.0
Extraordinary gain, net-of-tax (3)	**-**	-	12.8
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8
Basic earnings (loss) per share			
Income (loss) before extraordinary gain	**$ (52.84)**	$ 10.94	$ 11.41
Extraordinary gain, net-of-tax (3)	**-**	-	1.56
Net income (loss) per basic share	**$ (52.84)**	$ 10.94	$ 12.97
Diluted earnings (loss) per share			
Income (loss) before extraordinary gain	**$ (52.84)**	$ 10.93	$ 11.40
Extraordinary gain, net-of-tax (3)	**-**	-	1.56
Net income (loss) per diluted share	**$ (52.84)**	$ 10.93	$ 12.96

(1) During the fourth quarter of 2008, the Company's stock price significantly declined compared with previous periods and the Company's market value of equity was below the book value of tangible assets and the book value of equity. The Company performed an interim impairment test, which indicated that goodwill and certain other intangibles were impaired at December 31, 2008. Therefore, the Company recorded a non-cash impairment charge of $435.7 million during the fourth quarter of 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

(2) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.

(3) An extraordinary item was recognized in 2006 as a result of changes to Bellaire Corporation's ("Bellaire") estimated closed mine obligations relating to amounts owed to the United Mine Workers of America Combined Benefit Fund (the "Fund") arising as a result of the Coal Industry Retiree Health Benefit Act of 2006 (the "2006 Coal Act)." See further discussion in the NACCO and Other section.

The following table identifies, by operating segment, the components of change in consolidated revenues, operating profit (loss) and net income (loss) for 2008 compared with 2007:

	Revenues	Operating Profit (Loss)	Net Income (Loss)
2007 (1)	$ 3,602.7	$ 139.3	$ 90.4
Increase (decrease) in 2008			
NMHG Wholesale	158.2	(409.0)	(413.8)
NMHG Retail (net of eliminations)	(53.6)	7.7	(1.5)
HBB	(12.0)	(103.0)	(92.8)
KC (net of eliminations)	(8.4)	(12.6)	(9.0)
NACoal	(6.6)	(11.2)	(8.9)
NACCO and Other	-	1.5	(2.0)
2008	**$ 3,680.3**	**$ (387.3)**	**$ (437.6)**

(1) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.

CONSOLIDATED INCOME TAXES

The Company's income tax provision includes U.S. federal, state and local, and foreign income taxes. In determining the effective income tax rate, the Company analyzes various factors, including the Company's annual earnings, taxing jurisdictions in which the earnings will be generated, the impact of state and local income taxes, the Company's ability to use tax credits and net operating loss carryforwards, and available tax planning alternatives. Discrete items, including the effect of changes in tax laws, tax rates, certain circumstances with respect to valuation allowances or other unusual or non-recurring tax adjustments are reflected in the period in which they occur as an addition to, or reduction from, the income tax provision, rather than included in the effective income tax rate.

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company continually evaluates its deferred tax assets to determine if a valuation allowance is required. During 2008, significant downturns were experienced in NMHG's major markets. The significant decrease in its operations resulted in a three-year cumulative loss for each of NMHG's Australian, European and U.S. operations. Although NMHG projects earnings over the longer term for each of these operations, SFAS No. 109 requires that such longer-term forecasts cannot be utilized to support the future utilization of deferred tax assets when a three-year cumulative loss is present. Accordingly, in 2008, NMHG recorded, as a discrete tax adjustment, a valuation allowance against the accumulated deferred tax assets for its Australian and European operations and certain U.S. state taxing jurisdictions of $10.7 million, $15.3 million and $3.8 million, respectively, where realization was determined to no longer meet the "more likely than not" standard. In addition to the valuation allowance recorded in the third quarter for the Australian operations and certain state taxing jurisdictions noted above, an additional valuation allowance of $3.0 million and $0.8 million, respectively, was recorded in the fourth quarter of 2008.

The establishment of a valuation allowance does not have an impact on cash, nor does such an allowance preclude the Company from using its loss carryforwards or other deferred tax assets in future periods. The tax net operating losses which comprise the Australian deferred tax assets do not expire under Australian law and the U.S. state taxing jurisdictions provide for a carryforward period of up to 20 years.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A reconciliation of the Company's consolidated federal statutory and effective income tax is as follows for the years ended December 31:

	2008	2007 (a)	2006 (a)
Income (loss) before income taxes, minority interest, extraordinary gain	**$ (418.8)**	$ 114.2	$ 121.5
Statutory taxes at 35%	**$ (146.6)**	$ 40.0	$ 42.5
Discrete items:			
HBB settlements	**(1.2)**	-	-
NMHG recognition of previously generated capital losses	**-**	(2.5)	(7.9)
NMHG Wholesale settlements	**(1.3)**	(1.6)	(0.4)
NMHG Wholesale valuation allowance	**22.8**	2.2	4.1
NMHG Wholesale change in tax law	**(0.3)**	0.3	-
NMHG Wholesale Jobs Act	**-**	-	0.1
NMHG Wholesale R&D credit	**(0.8)**	-	(1.3)
NMHG Retail valuation allowance	**7.0**	-	-
NMHG Retail sale of European dealerships	**-**	(0.6)	(1.3)
NACCO and Other recognition of previously generated capital losses	**-**	1.6	2.3
NACCO and Other settlements	**(0.4)**	(0.8)	-
Other	**(0.3)**	(0.8)	(2.4)
	25.5	(2.2)	(6.8)
Other permanent items:			
Goodwill impairment	**148.8**	-	-
NMHG Wholesale equity interest earnings	**(0.8)**	(1.5)	(0.9)
Foreign tax rate differential	**(5.5)**	(2.4)	(1.7)
NACoal percentage depletion	**(5.7)**	(7.3)	(3.5)
Other	**2.9**	(2.7)	(1.4)
	139.7	(13.9)	(7.5)
Income tax provision	**$ 18.6**	$ 23.9	$ 28.2
Effective income tax rate	**(b)**	20.9%	23.2%

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.
(b) The effective income tax rate is not meaningful.

The effect of discrete items on the subsidiaries is as follows:

NMHG Wholesale: During 2008, NMHG Wholesale's effective income tax rate was affected by the determination that deferred tax assets related to its Australian and European operations and certain U.S. state income taxing jurisdictions no longer met the threshold for recognition as described above.

During 2007, NMHG Wholesale recognized a benefit of $2.5 million from additional deferred tax assets for previously recorded capital losses, which was partially offset by additional valuation allowances of $2.2 million provided against certain

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

state capital losses and net operating losses for which realization was determined to be uncertain. Additionally, NMHG Wholesale's effective income tax rate was affected by the settlement of income tax audits with taxing authorities.

During 2006, NMHG Wholesale resolved a claim with the Internal Revenue Service for a research and development credit claim in the amount of $1.3 million. Additionally, NMHG recognized a $7.9 million benefit related to the recognition of previously recorded capital losses. NMHG Wholesale's effective income tax rate was also affected by the settlement of income tax audits and transfer pricing disputes with various taxing authorities. Partially offsetting these adjustments, NMHG Wholesale recognized a valuation allowance of $4.1 million for certain state deferred tax assets for which it was determined that future realization was uncertain.

NMHG Retail: During 2008, NMHG Retail's effective income tax rate was affected by the determination that deferred tax assets related to its Australian and European operations no longer met the threshold for recognition as described above.

During 2007 and 2006, NMHG Retail sold dealerships in Europe for pre-tax gains of $1.3 million and $4.3 million, respectively. For tax purposes, a portion of the gains was exempt from local taxation and the remaining gain was fully offset by tax net operating loss carryforwards for which a full valuation allowance had been previously provided. Therefore, the Company recognized a tax benefit related to the sale of these dealerships during 2007 and 2006.

NACCO and Other: During 2007 and 2006, consolidated capital losses previously recognized at NACCO and Other were reversed and recognized at NMHG Wholesale as described above. During 2007, NACCO and Other's effective income tax rate was affected by the settlement of income tax audits with taxing authorities.

See Note 16 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's income taxes.

Following is a discussion of operating results by segment, including those items that materially affect the year-to-year comparison within each of the segment discussions.

NACCO MATERIALS HANDLING GROUP

NMHG designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. The Company manages its operations as two reportable segments: NMHG Wholesale and NMHG Retail. NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster® and Yale® retail dealerships. NMHG Retail includes the sale, leasing and service of Hyster® and Yale® lift trucks and related service parts by wholly owned retail dealerships. NMHG Retail includes the elimination of intercompany revenues and profits resulting from sales by NMHG Wholesale to NMHG Retail.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

FINANCIAL REVIEW

The segment and geographic results of operations for NMHG were as follows for the year ended December 31:

	2008	2007	2006
Revenues			
Wholesale			
Americas	**$ 1,592.6**	$ 1,552.0	$ 1,563.2
Europe	**895.3**	836.1	619.1
Asia-Pacific	**252.2**	193.8	135.6
	2,740.1	2,581.9	2,317.9
Retail (net of eliminations)			
Europe	**22.0**	46.3	60.6
Asia-Pacific	**62.2**	91.5	110.0
	84.2	137.8	170.6
NMHG Consolidated	**$ 2,824.3**	$ 2,719.7	$ 2,488.5
Operating profit (loss)			
Wholesale			
Americas	**$ (194.6)**	$ 26.6	$ 63.2
Europe	**(103.6)**	39.5	8.4
Asia-Pacific	**(44.5)**	0.2	4.9
	(342.7)	66.3	76.5
Retail (net of eliminations)			
Europe	**(1.0)**	1.8	2.5
Asia-Pacific	**(0.3)**	(10.8)	(11.5)
	(1.3)	(9.0)	(9.0)
NMHG Consolidated	**$ (344.0)**	$ 57.3	$ 67.5
Interest expense			
Wholesale	**$ (24.2)**	$ (21.7)	$ (27.9)
Retail (net of eliminations)	**(1.7)**	(3.7)	(3.9)
NMHG Consolidated	**$ (25.9)**	$ (25.4)	$ (31.8)
Other income (expense)			
Wholesale	**$ 9.7**	$ 12.5	$ (3.8)
Retail (net of eliminations)	**(0.1)**	(0.2)	(0.2)
NMHG Consolidated	**$ 9.6**	$ 12.3	$ (4.0)
Net income (loss)			
Wholesale	**$ (365.6)**	$ 48.2	$ 43.7
Retail (net of eliminations)	**(10.4)**	(8.9)	(9.1)
NMHG Consolidated	**$ (376.0)**	$ 39.3	$ 34.6
Effective income tax rate			
Wholesale	**(a)**	15.8%	4.0%
Retail (net of eliminations)	**(a)**	31.0%	30.5%
NMHG Consolidated	**(a)**	11.3%	(6.9%)

(a) The effective income tax rate is not meaningful.

See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG WHOLESALE

2008 Compared with 2007

The following table identifies the components of change in revenues for 2008 compared with 2007:

	Revenues
2007	$ 2,581.9
Increase (decrease) in 2008 from:	
Unit product mix	83.3
Foreign currency	60.3
Unit price	48.3
Asia-Pacific realignment	32.0
Fleet services	9.9
Parts	8.9
Unit volume	(84.5)
2008	**$ 2,740.1**

Revenues increased $158.2 million, or 6.1%, due primarily to a favorable shift in unit product mix to higher-priced lift trucks in Europe, favorable foreign currency movements in Europe due to the strength of the British pound and euro compared with the U.S. dollar and unit price increases implemented during late 2007 and early 2008 in the Americas and Europe. In addition, the effect of the realignment of activities during 2007 to improve the operational effectiveness of the Asia-Pacific Wholesale and Retail groups, higher fleet services revenue and an increase in parts volume improved revenues during 2008 compared to 2007. The increase in revenues was partially offset by a decrease in unit volume in all locations due to the downturn in the market and an overall decline of 4.0% of worldwide shipments to 87,250 in 2008 from 90,899 in 2007.

The following table identifies the components of change in operating profit (loss) for 2008 compared with 2007:

	Operating Profit (Loss)
2007	$ 66.3
Increase (decrease) in 2008 from:	
Restructuring program	8.0
	74.3
Foreign currency	(39.2)
Gross profit	(30.7)
Other selling, general and administrative expenses	12.8
	17.2
Non-cash impairment charge	(351.1)
Restructuring programs	(8.8)
2008	**$ (342.7)**

NMHG Wholesale recorded an operating loss of $342.7 million in 2008 compared with operating profit of $66.3 million in 2007. The significant decrease in operating profit (loss) was primarily due to a non-cash impairment charge for goodwill and other intangible assets of $351.1 million due to the decline in the Company's stock price and uncertain market conditions during the fourth quarter of 2008, unfavorable foreign currency movements and a decrease in gross profit in 2008 compared with 2007. Unfavorable foreign currency movements increased the cost of lift trucks and components sold in the U.S. market and sourced from countries with appreciated currencies. The decrease in gross profit was primarily due to higher material

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

costs of $65.0 million, mainly from higher commodity costs as well as higher freight and fuel costs, reduced volume in all locations and higher warranty costs in the Americas and Europe, partially offset by price increases of $48.3 million and sales of higher-margin parts in the Americas and Europe. Selling, general and administrative expenses decreased primarily due to lower employee-related expenses and lower product liability expense as a result of favorable claim settlement experience. The decrease in selling, general and administrative expenses was partially offset by higher marketing expenses and increased bad debt expense, primarily in Europe.

NMHG Wholesale recognized a net loss of $365.6 million in 2008 compared with net income of $48.2 million in 2007, primarily as a result of the decrease in operating profit and the recognition of a valuation allowance of $25.1 million taken primarily against the accumulated deferred tax assets for NMHG Wholesale's Australian and European operations and for certain U.S. state tax jurisdictions in 2008. In addition, interest expense increased in 2008 compared with 2007 from higher average outstanding borrowings.

Backlog

NMHG Wholesale's worldwide backlog level decreased to approximately 14,900 units at December 31, 2008 compared with approximately 30,500 units at December 31, 2007 and approximately 26,000 units at September 30, 2008.

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 2,317.9
Increase in 2007 from:	
Foreign currency	84.3
Unit volume	70.2
Unit product mix	35.0
Asia-Pacific realignment	28.5
Service parts and other	23.2
Unit price	22.8
2007	$ 2,581.9

Revenues increased $264.0 million, or 11.4%, due primarily to favorable foreign currency movements in Europe from the weakening of the U.S. dollar and increased unit volume, mainly in Europe and Asia-Pacific, partially offset by lower unit volume in the Americas. Worldwide unit shipments increased 3.5% to 90,899 units in 2007 from 87,789 units in 2006. Also contributing to the increase was a favorable shift in sales mix to higher-priced lift trucks in Europe, the realignment of activities performed by the Asia-Pacific Wholesale and Retail groups and favorable parts sales volume. In addition, revenues improved due to price increases implemented in late 2006 and early 2007, primarily in the Americas and Europe.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2007 compared with 2006:

	Operating Profit
2006	$ 76.5
Increase (decrease) in 2007 from:	
Other selling, general and administrative expenses	(16.0)
Foreign currency	(8.3)
Asia-Pacific realignment	(6.3)
Product liability	(5.2)
Gross profit	33.6
	74.3
Restructuring programs	(8.0)
2007	$ 66.3

NMHG Wholesale's operating profit decreased $10.2 million to $66.3 million in 2007 compared with $76.5 million in 2006. The decrease in operating profit was primarily due to higher selling, general and administrative expenses, unfavorable foreign currency movements and restructuring charges recorded in 2007. Selling, general and administrative expenses increased primarily as a result of higher marketing and employee-related expenses. Unfavorable foreign currency movements increased the cost of lift trucks and components sold in the U.S. market but sourced from countries with appreciated currencies. Operating profit was also unfavorably affected by restructuring charges for a program in the The Netherlands implemented during the first quarter of 2007 and a manufacturing restructuring program initiated during the third quarter of 2007. In addition, operating profit was favorably affected during 2007, although to a lesser extent than in 2006, by adjustments to NMHG's product liability reserve in the Americas resulting from a reduction in the estimate of the number of claims that have been incurred but not reported and the average cost per claim primarily due to more favorable claims experience than previously estimated of $5.5 million and $10.7 million in 2007 and 2006, respectively. The decreases were partially offset by an increase in gross profit primarily from price increases and an increase in sales of higher-margin units in Europe and higher-margin parts in the Americas. However, the improvement in gross profit was partially offset by higher material costs, including industrial metals and rubber, and increased warranty expense.

Net income increased to $48.2 million in 2007 compared with $43.7 million in 2006 primarily as a result of the absence of a charge for the early retirement of NMHG's $250.0 million unsecured 10% Senior Notes due 2009 (the "Senior Notes") of approximately $17.6 million in 2006 and a decrease in interest expense due to the refinancing of the Senior Notes in 2006 with a new term loan at a lower effective interest rate. The increase was partially offset by the items affecting operating profit.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG RETAIL (net of eliminations)

2008 Compared With 2007

The following table identifies the components of change in revenues for 2008 compared with 2007:

	Revenues
2007	$ 137.8
Increase (decrease) in 2008 from:	
Sale of European dealership	(42.8)
Asia-Pacific	(19.9)
Eliminations	3.6
Foreign currency	3.6
Europe	1.9
2008	**$ 84.2**

Revenues decreased to $84.2 million in 2008 compared with $137.8 million in 2007. This decrease was primarily the result of the sale of a retail dealership in Europe during 2007 and the effect of actions taken to improve the operational effectiveness of the Asia-Pacific retail operations during 2007. These actions resulted in a realignment of activities performed by the Asia-Pacific Retail and Wholesale groups. The decrease in revenues was partially offset by lower intercompany sales eliminations and favorable foreign currency movements due to the weakening of the Australian dollar compared with the U.S. dollar and higher new unit and part sales volume in Europe in 2008 compared with 2007.

The following table identifies the components of change in operating loss for 2008 compared with 2007:

	Operating Loss
2007	$ (9.0)
Decrease (increase) in 2008 from:	
Asia-Pacific	8.6
Europe	0.4
Foreign currency	0.2
Sale of European dealership	(1.5)
2008	**$ (1.3)**

NMHG Retail recognized an operating loss of $1.3 million in 2008 compared with an operating loss of $9.0 million in 2007. The decrease in operating loss was primarily attributable to the realignment of activities at Asia-Pacific's retail operations partially offset by the absence of a $1.5 million gain on the sale of a European dealership in 2007.

NMHG Retail recognized a net loss of $10.4 million in 2008 compared with a net loss of $8.9 million in 2007. The change was primarily due to the recognition of a valuation allowance of $8.5 million against the accumulated deferred tax assets for NMHG Retail's Australian and European operations in 2008, partially offset by the factors affecting operating loss.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2007 Compared With 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 170.6
Increase (decrease) in 2007 from:	
Asia-Pacific realignment	(30.9)
Sale of European dealerships	(27.8)
Eliminations	(8.1)
Foreign currency	20.0
Asia-Pacific	9.5
Europe	4.5
2007	**$ 137.8**

Revenues decreased to $137.8 million in 2007 compared with $170.6 million in 2006, primarily due to actions taken to improve the operational effectiveness of the Asia-Pacific retail operations, including the realignment of activities performed by the Asia-Pacific Retail and Wholesale groups, the sale of two wholly owned retail dealerships in Europe during 2006 and one additional European retail dealership in 2007 and an increase in intercompany sales transactions, which caused an increase in the required intercompany revenue elimination. The decrease was partially offset by favorable foreign currency movements due to the weakening of the U.S. dollar, improved used unit and service revenue in Asia-Pacific and increased new unit sales in Europe.

The following table identifies the components of change in operating loss for 2007 compared with 2006:

	Operating Loss
2006	$ (9.0)
Decrease (increase) in 2007 from:	
Asia-Pacific	2.5
Europe	1.2
Eliminations	0.4
Sale of European dealerships	(3.0)
Foreign currency	(1.1)
2007	**$ (9.0)**

NMHG Retail's operating loss was $9.0 million in each of 2007 and 2006. Operating loss was affected by improved operating results due to the realignment of Asia-Pacific's rental operations and improvements in Europe's operations, partially offset by lower gains on the sale of European dealerships in 2007 compared with 2006.

NMHG Retail's net loss of $8.9 million in 2007 was comparable to the net loss of $9.1 million in 2006.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Restructuring and Related Programs:

During 2008, based on the decline in economic conditions that are expected to continue in 2009, NMHG's management reduced its number of employees worldwide. As a result, NMHG recognized a charge of approximately $6.3 million in 2008 related to severance, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Severance payments of $1.3 million were made during 2008. Payments related to these reductions in force are expected to continue through the first half of 2009. No further charges are expected.

As a result of this restructuring program, NMHG expects estimated cost savings of $35.6 million in 2009 and $33.7 million in 2010 and annually thereafter.

During 2007, NMHG's Board of Directors approved a plan to phase out production of current products at its facility in Irvine, Scotland by early 2009, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. As a result, NMHG Wholesale recognized a charge of approximately $5.5 million in 2007, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $5.2 million related to severance and $0.3 million related to other costs of the restructuring. During 2008, NMHG recognized an additional charge of $3.2 million, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $2.2 million related to severance and $1.0 million related to other costs of the restructuring. In addition, $0.4 million of the amount previously accrued was reversed in 2008, as a result of a reduction in the estimate of employees eligible to receive severance payments. Payments of $1.0 million were made for other costs related to the restructuring and $0.1 million for severance during 2008. Payments of $0.3 million were made for other costs related to the restructuring during 2007. Payments related to this restructuring plan are expected to be made through early 2009. No further charges related to this plan are expected.

As a result of this restructuring program, NMHG Wholesale expects estimated cost savings of $12.0 million in 2009, $16.0 million in 2010, $16.9 million in 2011 and $17.0 million in 2012 and annually thereafter.

In addition to the restructuring charges, NMHG incurred additional costs related to this restructuring program, primarily for accelerated depreciation of manufacturing equipment that will no longer be used and for manufacturing inefficiencies during the phase out of production and the rearrangement of equipment in its manufacturing plants. During 2008 and 2007, NMHG incurred $5.1 million and $2.1 million, respectively, of additional costs, primarily for accelerated depreciation. NMHG expects to incur additional costs of approximately $0.8 million during 2009.

Also during 2007, NMHG Wholesale's management approved a plan for The Netherlands manufacturing facility to outsource its welding and painting operations to a lower cost country. As a result, NMHG Wholesale recognized a charge of approximately $2.5 million in 2007, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." This amount included a cash charge of $1.1 million related to severance and $1.4 million related to a non-cash asset impairment charge for equipment, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. Severance payments of $0.1 million were made to six employees during 2008. Severance payments of $1.0 million were made to 25 employees during 2007. No further charges or payments related to this restructuring plan are expected. As a result of this restructuring program, NMHG Wholesale expects estimated cost savings of $1.7 million in 2009 and annually thereafter.

See Note 3 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's restructuring and related programs.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for NMHG for the years ended December 31:

	2008	2007	Change
Operating activities:			
Net income (loss)	$ (376.0)	$ 39.3	$ (415.3)
Depreciation and amortization	42.0	41.7	0.3
Non-cash impairment charge	351.1	-	351.1
Restructuring charges	9.1	8.0	1.1
Other	32.3	3.5	28.8
Working capital changes, excluding the effect of business dispositions	(85.8)	(57.9)	(27.9)
Net cash provided by (used for) operating activities	**(27.3)**	34.6	(61.9)
Investing activities:			
Expenditures for property, plant and equipment	(41.2)	(41.2)	-
Proceeds from the sale of assets	3.7	1.2	2.5
Proceeds from the sale of businesses	-	5.7	(5.7)
Other	-	0.4	(0.4)
Net cash used for investing activities	**(37.5)**	(33.9)	(3.6)
Cash flow before financing activities	**$ (64.8)**	$ 0.7	$ (65.5)

Net cash provided by (used for) operating activities decreased $61.9 million primarily as a result of the change in net income (loss), net of a non-cash impairment charge for goodwill and other intangible assets due to the decline in the Company's stock price and uncertain market conditions during the fourth quarter of 2008, and working capital partially offset by an increase in other operating activities. The change in working capital was primarily attributable to a decrease in accounts payable due to the market downturn and a decrease in long-term liabilities, primarily from lower product liability and compensation-related accruals. These reductions were partially offset by a decrease in accounts receivable primarily due to lower revenue and improved collections and a decrease in inventory due to the decline in market demand. The change in other operating activities is due primarily to deferred taxes from the establishment of valuation allowances of $33.6 million against the accumulated deferred tax assets for NMHG's Australian and European operations and for certain U.S. state tax jurisdictions in 2008. See Note 16 of the Consolidated Financial Statements in this Form 10-K for further discussion.

Net cash used for investing activities increased primarily as a result of the absence of proceeds from the sale of a European retail dealership in 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2008	2007	Change
Financing Activities:			
Net reductions of long-term debt and revolving credit agreements	$ (13.0)	$ (16.8)	$ 3.8
Capital contribution from NACCO	25.0	-	25.0
Intercompany loans	36.0	-	36.0
Cash dividends paid to NACCO	-	(17.3)	17.3
Net cash provided by (used for) financing activities	$ 48.0	$ (34.1)	$ 82.1

The change in net cash provided by (used for) financing activities in 2008 compared with 2007 was primarily due to an increase in intercompany borrowings, a capital contribution from NACCO, and the absence of dividends paid to NACCO during 2008.

Financing Activities

NMHG's primary financing is provided by a $175.0 million secured floating-rate revolving credit facility (the "NMHG Facility") and a term loan facility (the "NMHG Term Loan"). The obligations under the NMHG Facility are secured by a first lien on the cash and cash equivalents, accounts receivable and inventory of NMHG. The approximate value of NMHG's assets held as collateral under the NMHG Facility was $325 million as of December 31, 2008.

The maximum availability under the NMHG Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable of the borrowers, as defined in the NMHG Facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the NMHG Facility. A portion of the availability can be denominated in British pound or euros. Borrowings bear interest at a floating rate, which can be a base rate or LIBOR, as defined in the NMHG Facility, plus an applicable margin. The current applicable margins, effective December 31, 2008, for domestic base rate loans and LIBOR loans were 0.75% and 1.75%, respectively. The applicable margin, effective December 31, 2008, for fixed foreign LIBOR loans was 1.75% and for foreign overdraft loans was 2.00%. The NMHG Facility also requires the payment of a fee of 0.375% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on a leverage ratio.

At December 31, 2008, the borrowing base under the NMHG Facility was $136.8 million, which reflects reductions for the commitments or availability under certain foreign credit facilities and for an excess availability requirement of $10.0 million. There were no borrowings outstanding under this facility at December 31, 2008. The domestic and foreign floating rates of interest applicable to the NMHG Facility on December 31, 2008 were 4.00% and 5.25%, respectively, including the applicable floating rate margin. The NMHG Facility expires in December 2010.

The terms of the NMHG Facility provide that availability is reduced by the commitments or availability under foreign credit facilities of the borrowers and certain foreign working capital facilities. A foreign credit facility commitment of approximately $9.9 million in Australia reduced the amount of availability under the NMHG Facility at December 31, 2008. In addition, availability under the NMHG Facility was reduced by $9.2 million in Europe for a reserve for preferential claims related to supplier-based inventory, $3.8 million for a working capital facility in China and by $5.3 million for other letters of credit. If the commitments or availability under these facilities are increased, availability under the NMHG Facility will be reduced. The $136.8 million of borrowing base capacity under the NMHG Facility at December 31, 2008 reflected reductions for these foreign credit facilities.

During 2006, NACCO Materials Handling Group, Inc. ("NMHG Inc."), a wholly owned subsidiary of NMHG, entered into the NMHG Term Loan that provided for term loans up to an aggregate principal amount of $225.0 million, which mature in 2013. The term loans require quarterly payments in an amount equal to 1% of the original principal per year for the first six years, with the remaining balance to be paid in four equal installments in the seventh year. At December 31, 2008, there was $219.3 million outstanding under the NMHG Term Loan.

Borrowings under the NMHG Term Loan are guaranteed by NMHG and substantially all of NMHG's domestic subsidiaries. The obligations of the guarantors under the NMHG Term Loan are secured by a first lien on all of the domestic machinery, equipment and real property owned by NMHG Inc. and each guarantor and a second lien on all of the collateral securing the obligations of NMHG under its revolving credit facility. The approximate value of NMHG's assets held as collateral under the NMHG Term Loan was $450 million as of December 31, 2008, which includes the value of the collateral securing the NMHG Facility.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Outstanding borrowings under the NMHG Term Loan bear interest at a variable rate that, at NMHG Inc.'s option, will be either LIBOR or a floating rate, as defined in the NMHG Term Loan, plus an applicable margin. The applicable margin is subject to adjustment based on a leverage ratio. The weighted average interest rate on the amount outstanding under the NMHG Term Loan at December 31, 2008 was 4.23%.

On May 15, 2006, NMHG Inc. borrowed a total principal amount of $225.0 million under the NMHG Term Loan. The proceeds of the loans, together with available cash, were used to redeem in full the Senior Notes that were issued in May 2002, which had an aggregate principal amount of $250.0 million outstanding. Pursuant to the Indenture governing the Senior Notes, NMHG paid the principal amount of the Senior Notes, a redemption premium of $12.5 million, plus accrued and unpaid interest up to but not including the redemption date to the registered holders of the Senior Notes. As a result, NMHG recognized a charge of $17.6 million during 2006 for the redemption premium and write-off of the remaining unamortized original bond issue discount and deferred financing fees related to the Senior Notes.

In addition to the amount outstanding under the NMHG Term Loan and the NMHG Facility, NMHG had borrowings of approximately $29.3 million at December 31, 2008 under various working capital facilities.

Both the NMHG Facility and NMHG Term Loan include restrictive covenants, which, among other things, limit the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to the larger of $5.0 million or 50% of the preceding year's net income for NMHG. The NMHG Facility and the NMHG Term Loan also require NMHG to meet certain financial tests, including, but not limited to, minimum excess availability, maximum capital expenditures, maximum leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2008, NMHG was in compliance with the covenants in the NMHG Facility and the NMHG Term Loan.

In light of the current economic and market conditions, the Company and NMHG are continually monitoring NMHG's covenant compliance. NMHG has implemented certain actions and future actions are being evaluated in connection with covenant compliance. However, given the current economic environment or a worsening of this environment, there is no assurance that such actions will be sufficient or in the event NMHG is required to refinance the NMHG Facility, if such refinancing could be obtained on acceptable terms or at all.

NMHG believes funds available from cash on hand at NMHG and the Company, the NMHG Facility, other available lines of credit and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments arising during the next twelve months and until the expiration of the NMHG Facility in December 2010.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table summarizing the contractual obligations of NMHG as of December 31, 2008:

	Payments Due by Period						
Contractual Obligations	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
NMHG Facility	$ 6.4	$ 6.4	$ -	$ -	$ -	$ -	$ -
Variable interest payments on NMHG Facility	0.2	0.2	-	-	-	-	-
NMHG Term Loan	219.3	2.3	2.3	1.7	160.2	52.8	-
Variable interest payments on Term Loan	35.2	9.2	9.1	9.0	7.6	0.3	-
Other debt	22.9	16.3	2.6	2.2	1.1	0.7	-
Variable interest payments on other debt	0.8	0.5	0.2	0.1	-	-	-
Capital lease obligations including principal and interest	8.4	2.2	1.9	3.1	0.7	0.4	0.1
Operating leases	117.3	48.5	32.4	18.5	10.9	5.2	1.8
Purchase and other obligations	432.5	421.7	3.9	4.5	-	-	2.4
Total contractual cash obligations	$ 843.0	$ 507.3	$ 52.4	$ 39.1	$ 180.5	$ 59.4	$ 4.3

As a result of the adoption of FIN No. 48, NMHG has a long-term liability of approximately $12.7 million for unrecognized tax benefits as of December 31, 2008. At this time, the Company is unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

An event of default, as defined in the agreements governing the NMHG Term Loan, the NMHG Facility, other revolving credit facilities, and in operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated under these agreements.

NMHG's interest payments are calculated based upon NMHG's anticipated payment schedule and the December 31, 2008 LIBOR rate and applicable margins, as defined in the NMHG Term Loan, the NMHG Facility and its other debt. A 1/8% increase in the LIBOR rate would increase NMHG's estimated total interest payments on the NMHG Term Loan by $1.0 million, the NMHG Facility by less than $0.1 million and its other debt by less than $0.1 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Pension and post-retirement funding can vary significantly each year due to changes in the market value of plan assets, legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. Pension benefit payments are made from assets of the pension plans. NMHG expects to contribute approximately $0.9 million and $8.3 million to its U.S. and non-U.S. pension plans, respectively, in 2009. NHMG expects to make payments related to its other post-retirement plans of an additional amount of approximately $0.7 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated.

In addition, NMHG has the following commitments, stated at the maximum undiscounted potential liability, at December 31, 2008:

	Total
Standby recourse obligations	$ 189.9
Guarantees or repurchase obligations	0.2
Total commercial commitments	$ 190.1

Standby recourse obligations, guarantees or repurchase obligations primarily represent contingent liabilities assumed by NMHG to support financing agreements made between NMHG's customers and third-party finance companies for the customer's purchase of lift trucks from NMHG. For these transactions, NMHG generally retains a perfected security interest in the lift truck, such that NMHG would take possession of the lift truck in the event NMHG would become liable under the terms of the standby recourse obligations, guarantees or repurchase obligations. Generally, these commitments are due upon demand in the event of default by the customer. The security interest is normally expected to equal or exceed the amount of the commitment. To the extent NMHG would be required to provide funding as a result of these commitments, NMHG believes the value of its perfected security interest and amounts available under existing credit facilities are adequate to meet these commitments in the foreseeable future.

The amount of the standby recourse or repurchase obligations increase and decrease over time as obligations under existing arrangements expire and new obligations arise in the ordinary course of business. Losses anticipated under the terms of the standby recourse obligations, guarantees or repurchase obligations are not significant and reserves have been provided for such losses in the Consolidated Financial Statements included elsewhere in this Form 10-K. See also "Related Party Transactions" below.

Capital Expenditures

The following table summarizes actual and planned capital expenditures:

	Planned 2009	Actual 2008	Actual 2007
NMHG Wholesale	$ 18.3	$ 39.2	$ 35.9
NMHG Retail	1.1	2.0	5.3
Total NMHG	$ 19.4	$ 41.2	$ 41.2

Planned expenditures in 2009 are primarily for product development, additions to the rental fleet and improvements to NMHG's information technology infrastructure. The principal sources of financing for these capital expenditures are expected to be internally generated funds and bank borrowings.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Capital Structure

NMHG's capital structure is presented below:

	December 31 2008	December 31 2007	Change
Total net tangible assets	$ 445.4	$ 467.4	$ (22.0)
Goodwill and other intangibles, net	-	358.9	(358.9)
Net assets	445.4	826.3	(380.9)
Advances from NACCO	(35.0)	(39.0)	4.0
Other debt	(256.0)	(263.0)	7.0
Minority interest	(0.2)	-	(0.2)
Stockholder's equity	$ 154.2	$ 524.3	$ (370.1)
Debt to total capitalization	65%	37%	28%

The decrease in total net tangible assets was primarily attributable to a $74.4 million decrease in accounts receivable mainly due to lower revenue and improved collections, a $60.4 million decrease in inventory primarily as a result of the decline in market demand and a decrease in cash of $10.1 million. In addition, net derivative liabilities increased $23.3 million due to changes in market values and accrued warranty decreased $7.2 million. The decrease was partially offset by a $114.1 million decrease in accounts payable due to the market downturn, a $15.6 million decrease in long-term liabilities primarily from lower product liability and compensation-related accruals, a $15.4 million decrease in accrued payroll primarily attributable to lower short-term compensation-related accruals. In addition, other current liabilities decreased $17.4 million mainly due to a reduction of short-term product liability accruals.

During the fourth quarter of 2008, NMHG wrote off its goodwill and other intangibles, net and recorded a non-cash impairment charge of $351.1 million due to the decline in the Company's stock price and uncertain market conditions.

Stockholder's equity decreased in 2008 primarily as a result of the net loss of $376.0 million, a $61.2 million decrease in accumulated other comprehensive income (loss), primarily due to a decrease in the cumulative foreign currency translation adjustment, and a $1.2 million reduction in retained earnings for the adoption of the measurement date change provision of SFAS No. 158. See Note 2 of the Consolidated Financial Statements included elsewhere in this Form 10-K for further discussion of the adoption of the measurement date change provision of SFAS No. 158 as of January 1, 2008. The decrease was partially offset by $68.3 million of cash and non-cash capital contributions from NACCO.

RELATED PARTY TRANSACTIONS

NMHG has a 20% ownership interest in NMHG Financial Services, Inc. ("NFS"), a joint venture with GE Capital Corporation ("GECC"), formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and National Account customers in the United States. NMHG's ownership in NFS is accounted for using the equity method of accounting.

Generally, NMHG sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with NFS or other unrelated third parties. NFS provides debt financing to dealers and lease financing to both dealers and customers. NFS' total purchases of Hyster® and Yale® lift trucks from dealers, customers and directly from NMHG, such that NFS could provide lease financing to dealers and customers, for the years ended December 31, 2008, 2007 and 2006 were $428.3 million, $375.2 million and $388.3 million, respectively. Of these amounts, $73.9 million, $51.8 million and $66.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, were invoiced directly from NMHG to NFS. Amounts receivable from NFS were $8.6 million and $6.7 million at December 31, 2008 and 2007, respectively.

Under the terms of the joint venture agreement with GECC, NMHG provides recourse for financing provided by NFS to NMHG dealers. Additionally, the credit quality of a customer or concentration issues within GECC may necessitate providing standby recourse or repurchase obligations or a guarantee of the residual value of the lift trucks purchased by customers and financed through NFS. At December 31, 2008, approximately $154.2 million of the Company's total guarantees, standby recourse or repurchase obligations of $190.1 million related to transactions with NFS. NMHG has reserved for losses under the terms of the

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

guarantees or standby recourse or repurchase obligations in its consolidated financial statements. Historically, NMHG has not had significant losses with respect to these obligations. During 2008, 2007 and 2006, the net losses resulting from customer defaults did not have a material impact on NMHG's results of operations or financial position.

In connection with the joint venture agreement, NMHG also provides a guarantee to GECC for 20% of NFS' debt with GECC, such that NMHG would become liable under the terms of NFS' debt agreements with GECC in the case of default by NFS. At December 31, 2008, loans from GECC to NFS totaled $918.2 million. Although NMHG's contractual guarantee was $183.6 million, the loans by GECC to NFS are secured by NFS' customer receivables, of which NMHG guarantees $154.2 million. Excluding the $154.2 million of NFS receivables guaranteed by NMHG from NFS' loans to GECC, NMHG's incremental obligation as a result of this guarantee to GECC is $152.8 million. NFS has not defaulted under the terms of this debt financing in the past and although there can be no assurances, NMHG is not aware of any circumstances that would cause NFS to default in future periods.

In addition to providing financing to NMHG's dealers, NFS provides operating lease financing to NMHG. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to NFS, NMHG leases these lift trucks back under an operating lease agreement and NMHG subleases those lift trucks to customers under an operating lease agreement. Total obligations to NFS under the operating lease agreements were $7.6 million and $9.6 million at December 31, 2008 and 2007, respectively.

NMHG provides certain services to NFS for which it receives compensation under the terms of the joint venture agreement. These services consist primarily of administrative functions and remarketing services. Total income recorded by NMHG related to these services was $10.1 million in 2008, $9.0 million in 2007 and $8.0 million in 2006.

NMHG has a 50% ownership interest in Sumitomo-NACCO Materials Handling Group, Ltd. ("SN"), a limited liability company that was formed in 1970 to manufacture and distribute lift trucks in Japan. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. As a result, NMHG accounts for its ownership in SN using the equity method of accounting. NMHG purchases, under normal trade terms based on current market prices, Hyster®- and Yale®-branded lift trucks and related component and aftermarket parts from SN for sale outside of Japan. In 2008, 2007 and 2006, purchases from SN were $116.0 million, $116.9 million and $95.6 million, respectively. Amounts payable to SN at December 31, 2008 and 2007 were $43.1 million and $36.0 million, respectively.

During 2008, 2007 and 2006, NMHG recognized $1.7 million, $2.0 million and $2.1 million, respectively, in expenses related to payments to SN for engineering design services. Additionally, NMHG recognized income of $1.6 million, $1.6 million and $1.4 million during 2008, 2007 and 2006, respectively, for payments from SN for use of technology developed by NMHG.

OUTLOOK

NMHG Wholesale

NMHG Wholesale expects significant declines in all lift truck markets in 2009 compared with 2008, with very little recovery until 2010. As a result, NMHG Wholesale expects lower unit booking and shipment levels and a reduction in parts sales in 2009 compared with 2008.

NMHG has taken a number of steps to respond to the market outlook, which include capital expenditure restraints, planned plant downtime, reductions in force, restrictions on spending and travel, suspension of incentive compensation and profit sharing, wage freezes and salary and benefit reductions.

Benefits from price increases implemented in late 2007 and 2008 to offset material cost increases are expected to be fully realized in 2009. Further, NMHG Wholesale is actively monitoring commodity costs and other supply chain drivers to ensure timely implementation of reductions in procurement costs because material costs, specifically steel, and fuel and freight costs have moderated in the fourth quarter of 2008 and early 2009. NMHG Wholesale's goal is to improve near-term margins while still maintaining market positions.

Unfavorable foreign currency movements continued to affect 2008 results significantly. To offset these effects, NMHG Wholesale implemented a manufacturing restructuring program in 2007, which is expected to be completed in early 2009, in order to lessen NMHG Wholesale's exposure to future currency exchange rate fluctuations, reduce the manufacturing footprint of NMHG Wholesale's European manufacturing operations, provide additional opportunities to source components from lower-cost countries and reduce working capital. This program and other related manufacturing restructuring programs are anticipated to improve results beginning in 2009, and, at maturity, generate benefits of approximately $17 million in annual cost savings.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG Wholesale's warehouse truck and big truck product development programs, and its important new electric-rider lift truck program, are progressing as planned. The new electric-rider lift truck program is expected to bring a full line of newly designed products to market, including the introduction of two series in the second quarter of 2009.

Overall, NMHG Wholesale expects earnings in the first half of 2009 to be well below the first half of 2008, with an especially difficult first quarter. Modest market improvements expected in the second half of 2009, along with benefits from new product introductions and restructuring and reductions in force actions are expected to lead to about breakeven results, assuming market conditions do not deteriorate further, and significantly improved cash flow before financing activities for 2009 compared with 2008 primarily as a result of the cost containment actions, plant restructurings and a reduction in working capital.

NMHG Retail

NMHG Retail's key improvement programs, especially those implemented in Asia-Pacific during 2007, are expected to have an increasingly favorable effect on 2009 results and cash flow before financing activities and to assist NMHG Retail in meeting its strategic objective of achieving at least breakeven results while building market position. However, as economic conditions in the United Kingdom and Australia deteriorate further, sales of units and services are expected to decline further, which could adversely affect revenues and profit margins.

HAMILTON BEACH BRANDS, INC.

HBB is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. Because HBB's business is seasonal, a majority of revenues and operating profit occurs in the second half of the year when sales of small electric appliances to retailers and consumers increase significantly for the fall holiday selling season.

FINANCIAL REVIEW

Operating Results

The results of operations for HBB were as follows for the year ended December 31:

	2008	2007 (a)	2006 (a)
Revenues	**$ 528.7**	$ 540.7	$ 546.7
Operating profit (loss)	**$ (60.8)**	$ 42.2	$ 43.5
Interest expense	**$ (10.4)**	$ (10.1)	$ (4.8)
Other income (expense), net	**$ 0.6**	$ (0.4)	$ (2.4)
Net income (loss)	**$ (73.3)**	$ 19.5	$ 22.8
Effective income tax rate	**(b)**	38.5%	37.2%

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.

(b) The effective income tax rate is not meaningful.

See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2008 Compared with 2007

The following table identifies the components of change in revenues for 2008 compared with 2007:

	Revenues
2007	$ 540.7
Increase (decrease) in 2008 from:	
Unit volume	(21.1)
Foreign currency	(2.3)
Sales mix and other	7.5
Average sales price	3.9
2008	**$ 528.7**

Revenues decreased 2.2% in 2008 to $528.7 million compared with $540.7 million in 2007, primarily as a result of lower unit volumes from a decrease in sales to key retailers in a weak U.S. consumer market constrained by weak consumer purchasing activity as well as by foreign currency movements during 2008 compared with 2007. These decreases were partially offset by a shift to sales of higher-priced products and from higher average sales prices of products sold.

The following table identifies the components of change in operating profit (loss) for 2008 compared with 2007:

	Operating Profit (Loss)
2007	$ 42.2
Restructuring programs	0.5
	42.7
Increase (decrease) in 2008 from:	
Gross profit	(29.4)
Selling, general and administrative expenses	5.9
Foreign currency	0.7
	19.9
Non-cash impairment charge	(80.7)
2008	**$ (60.8)**

HBB recognized an operating loss of $60.8 million in 2008 compared with operating profit of $42.2 million in 2007, which includes a non-cash impairment charge for goodwill of $80.7 million due to the decline in the Company's stock price and uncertain market conditions during the fourth quarter of 2008 and a restructuring charge of $0.5 million in 2007. Operating profit decreased primarily as a result of a reduction in gross profit mainly caused by increased product and freight costs, lower unit volume, a shift in mix to higher-cost products and a lower of cost or market adjustment to certain inventories. The reduction in gross profit was partially offset by the favorable effect of new product introductions and placements. The decrease in operating profit was partially offset by lower selling, general and administrative expenses primarily from lower employee-related expenses and cost containment actions initiated in response to the weakening economy, partially offset by an increase in HBB's environmental liability due to the bankruptcy of a co-responsible party and the absence of a favorable product liability adjustment recognized in 2007. Operating profit was also favorably affected by foreign currency movements during 2008.

HBB recognized a net loss of $73.3 million in 2008 compared with net income of $19.5 million in 2007. The change was mainly due to the decrease in operating profit (loss) in 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 546.7
Increase (decrease) in 2007 from:	
Unit volume	(44.6)
Sales mix and other	26.6
Average sales price	7.8
Foreign currency	4.2
2007	**$ 540.7**

Revenues decreased 1.1% in 2007 to $540.7 million compared with $546.7 million in 2006, primarily as a result of lower unit volumes from a decrease in sales to key retailers in a weak U.S. consumer market, partially offset by a shift to sales of higher-priced products and from the effect of price increases implemented late in the fourth quarter of 2006. Revenues were also favorably affected by foreign currency movements during 2007 compared with 2006.

The following table identifies the components of change in operating profit for 2007 compared with 2006:

	Operating Profit
2006	$ 43.5
Restructuring program	1.5
	45.0
Increase (decrease) in 2007 from:	
Selling, general and administrative expenses	(2.3)
Foreign currency	(1.8)
Product liability	1.2
Gross profit	0.6
	42.7
Restructuring program	(0.5)
2007	**$ 42.2**

HBB had operating profit of $42.2 million in 2007 and $43.5 million in 2006, which, included restructuring charges of $0.5 million and $1.5 million in 2007 and 2006, respectively. HBB's operating results were also affected by higher selling, general and administrative expenses, which included increased employee-related expenses and higher warehouse, warranty and advertising expenses, partially offset by the absence of an environmental charge in 2006 as a result of revised remediation estimates for previously occupied sites. Operating profit was also reduced by unfavorable foreign currency movements during 2007. The decreases were partially offset by an adjustment to the product liability reserve resulting from a reduction in the estimate of the number of claims that have been incurred but not reported and the average cost per claim due to more favorable claims experience than previously estimated.

HBB's net income decreased to $19.5 million in 2007 compared with $22.8 million in 2006. This decrease was mainly due to increased interest expense from additional borrowings for the payment of a $110.0 million special cash dividend during 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the years ended December 31:

	2008	2007 (a)	Change
Operating activities:			
Net income (loss)	$ (73.3)	$ 19.5	$ (92.8)
Depreciation and amortization	4.2	4.3	(0.1)
Non-cash impairment charge	80.7	-	80.7
Other	(4.6)	(0.3)	(4.3)
Working capital changes	11.0	(4.0)	15.0
Net cash provided by operating activities	**18.0**	19.5	(1.5)
Investing activities:			
Expenditures for property, plant and equipment	(5.7)	(3.9)	(1.8)
Proceeds from the sale of assets	-	0.2	(0.2)
Net cash used for investing activities	**(5.7)**	(3.7)	(2.0)
Cash flow before financing activities	**$ 12.3**	$ 15.8	$ (3.5)

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.

Net cash provided by operating activities decreased $1.5 million, primarily due to the decrease in net income, net of a non-cash impairment charge for goodwill of $80.7 million due to the decline in the Company's stock price and uncertain market conditions during the fourth quarter of 2008, and other non-cash items. This was partially offset by favorable working capital changes in 2008 primarily due to a decrease in accounts receivable in 2008 compared with an increase in 2007 primarily due to lower revenue and improved collections during 2008. In addition, accounts payable and inventory decreased in 2008 primarily due to the lower demand.

The increase in net cash used for investing activities was due to higher expenditures for property, plant and equipment primarily for tooling for new products and improvements to HBB's information technology infrastructure.

	2008	2007	Change
Financing activities:			
Net additions (reductions) of long-term debt and revolving credit agreements	**$ (35.6)**	$ 112.9	$ (148.5)
Cash dividends paid to NACCO	-	(128.5)	128.5
Capital contribution from NACCO	**29.0**	-	29.0
Financing fees paid	-	(2.5)	2.5
Net cash used for financing activities	**$ (6.6)**	$ (18.1)	$ 11.5

Net cash used for financing activities decreased $11.5 million in 2008 compared with 2007, primarily due to the absence of dividends paid to NACCO and a $29.0 million capital contribution from NACCO during 2008, partially offset by payments

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

made on borrowings during 2008 compared with increased borrowings in 2007 under the term loan agreement, which were used to fund a $110.0 million special cash dividend paid in 2007.

Financing Activities

HBB has a $115.0 million senior secured floating-rate revolving credit facility (the "HBB Facility") that expires July 31, 2012. The obligations under the HBB Facility are secured by a first lien on the accounts receivable and inventory of HBB and a second lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Facility was $260 million as of December 31, 2008.

The HBB Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable, as defined in the HBB Facility. Adjustments to reserves, including derivative reserves, will change the eligible borrowing base. A portion of the availability can be denominated in Canadian dollars to provide funding to HBB's Canadian subsidiary. Borrowings bear interest at a floating rate, which can be either a base rate, LIBOR or bankers' acceptance rate, as defined in the HBB Facility, plus an applicable margin. The applicable margins, effective December 31, 2008, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.00%, respectively. The applicable margins, effective December 31, 2008, for base rate and bankers' acceptance loans denominated in Canadian dollars were 0.50% and 1.00%, respectively. The HBB Facility also requires a fee of 0.20% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on average excess availability.

At December 31, 2008, the borrowing base under the HBB Facility was $78.0 million. There were no borrowings outstanding under the HBB Facility at December 31, 2008. The floating rate of interest applicable to the HBB Facility at December 31, 2008 was 2.84% including the floating rate margin.

The HBB Facility includes restrictive covenants that, among other things, set limitations on additional indebtedness (other than indebtedness under the HBB Facility and HBB Term Loan (as defined below)), investments, asset sales and the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the effective date of the amendment in 2007. The HBB Facility also requires HBB to meet minimum fixed charge ratio tests in certain circumstances. At December 31, 2008, HBB was in compliance with the covenants in the HBB Facility.

During 2007, HBB entered into a term loan agreement (the "HBB Term Loan") that provided for term loans up to an aggregate principal amount of $125.0 million. A portion of the proceeds of the term loans under the HBB Term Loan were used to finance the payment of a $110.0 million special cash dividend. Borrowings outstanding under the HBB Term Loan were $119.4 million at December 31, 2008. The term loans require quarterly principal payments in an amount equal to 1% of the original principal amount per year for the term of the loan, with the remaining balance to be paid at the maturity date on May 31, 2013. Prior to the final maturity date, the term loans are subject to mandatory prepayments from the proceeds of the issuance of certain indebtedness, certain asset sales and 50% of excess cash flow, as defined in the HBB Term Loan. The obligations of HBB under the HBB Term Loan are secured by a second lien on accounts receivable and inventory and a first lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Term Loan was $260 million as of December 31, 2008.

The term loans bear interest at a floating rate that, at HBB's option, can be either a base rate or LIBOR, as defined in the HBB Term Loan, plus an applicable margin. The applicable margins, effective December 31, 2008, for base rate loans and LIBOR loans were 1.25% and 2.25%, respectively. The applicable margins are subject to quarterly adjustment based on a leverage ratio. The weighted average interest rate on the amount outstanding under the HBB Term Loan was 4.79% at December 31, 2008.

The HBB Term Loan contains restrictive covenants substantially similar to those in the HBB Facility that, among other things, limit the amount of dividends HBB may declare and pay and the incurrence of indebtedness (other than indebtedness under the HBB Facility). Dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the closing date of the HBB Term Loan. The HBB Term Loan also requires HBB to meet certain financial tests, including, but not limited to, maximum total leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2008, HBB was in compliance with the covenants in the HBB Term Loan.

In light of the current economic and market conditions, the Company and HBB are continually monitoring HBB's covenant compliance. HBB has implemented certain actions and future actions are being evaluated in connection with covenant compliance. However, given the current economic environment or a worsening of this environment, there is no assurance that such actions will be sufficient or in the event HBB is required to refinance the HBB Facility, if such refinancing could be obtained on acceptable terms or at all.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

HBB believes funds available from cash on hand at HBB and the Company, the HBB Facility and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments arising during the next twelve months and until the HBB Facility expires in July 2012.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of HBB as of December 31, 2008:

	Payments Due by Period						
Contractual Obligations	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
HBB Term Loan	$ 119.4	$ 3.3	$ 1.2	$ 1.2	$ 1.3	$ 112.4	$ -
Variable interest payments on HBB Term Loan	24.0	5.6	5.5	5.5	5.4	2.0	-
Capital lease obligations including principal and interest	0.4	-	-	0.1	-	-	0.3
Purchase and other obligations	103.4	102.7	0.3	0.1	-	0.1	0.2
Operating leases	20.3	5.5	5.1	2.5	1.7	1.6	3.9
Total contractual cash obligations	$ 267.5	$ 117.1	$ 12.1	$ 9.4	$ 8.4	$ 116.1	$ 4.4

As a result of the adoption of FIN No. 48, HBB has a long-term liability of approximately $2.6 million for unrecognized tax benefits as of December 31, 2008. At this time, the Company is unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

An event of default, as defined in the HBB Facility, the HBB Term Loan and in HBB's operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred under these agreements.

HBB's interest payments are calculated based upon HBB's anticipated payment schedule and the December 31, 2008 LIBOR rate and applicable margins, as defined in the HBB's Facility and the HBB Term Loan. A 1/8% increase in the LIBOR rate would increase HBB's estimated total interest payments on the HBB's Term Loan Agreement by $0.6 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Pension and post-retirement funding can vary significantly each year due to changes in the market value of plan assets, legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. Pension benefit payments are made from assets of the pension plans. HBB expects to contribute approximately $0.3 million to its non-U.S. pension plan in 2009. HBB expects to make payments related to its other post-retirement plans of an additional amount of approximately $0.1 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated.

Capital Expenditures

Following is a table which summarizes actual and planned capital expenditures:

	Planned 2009	Actual 2008	Actual 2007
HBB	$ 3.8	$ 5.7	$ 3.9

Planned expenditures for 2009 are primarily for tooling for new products. These expenditures are expected to be funded from internally generated funds and bank borrowings.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Capital Structure

HBB's capital structure is presented below:

	December 31		
	2008	2007 (a)	Change
Total net tangible assets	**$ 81.4**	**$ 92.1**	$ (10.7)
Goodwill	**-**	**80.7**	(80.7)
Net assets	**81.4**	**172.8**	(91.4)
Total debt	**(119.6)**	**(155.2)**	35.6
Stockholder's equity (deficit)	**$ (38.2)**	**$ 17.6**	$ (55.8)
Debt to total capitalization	**(b)**	**90%**	(b)

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion.

(b) Debt to total capitalization is not meaningful in 2008.

Total net tangible assets decreased $10.7 million at December 31, 2008 compared with December 31, 2007, primarily due to a $17.3 million decrease in accounts receivable from lower revenues and improved collections during 2008, an $11.1 million decrease in inventory primarily due to lower sales demand and a $6.7 million increase in other long-term liabilities mainly from an increase in pension obligations. The decrease was partially offset by an $11.3 million decrease in accounts payable from reduced purchases mainly due to lower sales demand, an $8.8 million decrease in other current liabilities from lower accruals for incentives and a $5.6 million increase in cash.

During the fourth quarter of 2008, HBB wrote off its goodwill and recorded a non-cash impairment charge of $80.7 million due to the decline in the Company's stock price and uncertain market conditions.

Total debt decreased as a result of repayments made during 2008. Stockholder's equity (deficit) changed primarily due to HBB's net loss of $73.3 million during 2008, an $11.5 million increase in accumulated other comprehensive loss due to an increase in the pension liability primarily attributable to reductions in asset values experienced during 2008 and a decrease in the cumulative foreign currency translation adjustment. This was partially offset by a $29.0 million capital contribution from NACCO during 2008.

OUTLOOK

The global recession and other consumer financial concerns are among factors creating an extremely challenging retail environment as consumer confidence continues to decline. As a result, consumer spending is expected to be significantly reduced in 2009, particularly in the first half, with HBB revenues in 2009 expected to be lower than in 2008.

As a result of anticipated lower volumes, HBB took aggressive cost containment actions in the fourth quarter of 2008, including personnel reductions, spending and travel restrictions, suspension of incentive compensation, benefit reductions and wage freezes. In addition to these actions, HBB is actively working to improve pricing, improve product positioning and reduce product costs in light of softening commodity costs for resins, copper, steel and aluminum, as well as reduced transportation costs, to return to a more acceptable operating margin position. HBB is monitoring commodity costs closely and currently negotiating with suppliers and retailers on costs, prices and product placement programs.

While economic factors are expected to continue to affect consumer spending unfavorably over the near term, HBB is placing continued focus on strengthening its market position through product innovation, promotions and branding programs. HBB anticipates continued strong placements in 2009, with increased placements and distribution at some retailers. The current economic environment also provides HBB with opportunities for renewed focus and positioning of HBB's Proctor Silex® brand in the quality, value brand segment. In addition, HBB plans to move forward with consumer advertising campaigns. New products recently introduced in 2008, as well as further new product introductions in the pipeline for 2009 and beyond, are also expected to improve revenues. However, uncertainty in U.S. consumer markets makes price point and margin mix prospects very difficult to predict, and as a result overall revenues and margins are also difficult to predict.

Overall, 2009 net income and cash flow before financing activities are currently expected to improve compared with 2008 results, excluding the goodwill impairment charge, as a result of HBB's cost containment actions and efforts to improve

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

margins through reduced costs, improved prices and new product introductions and placements. However, if markets deteriorate further, revenues and earnings could be adversely affected.

Longer term, HBB will continue to work to improve revenues and profitability by remaining focused on developing consumer-driven innovative products, improving efficiencies, reducing costs and pursuing strategic growth opportunities.

THE KITCHEN COLLECTION, INC.

KC is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. Because KC's business is seasonal, a majority of revenues and operating profit occurs in the second half of the year when sales of small electric appliances to consumers increase significantly for the fall holiday selling season.

FINANCIAL REVIEW

Operating Results

The results of operations for KC were as follows for the year ended December 31:

	2008	2007	2006
Revenues	**$ 202.3**	$ 210.0	$ 170.7
Operating profit (loss)	**$ (12.2)**	$ 0.5	$ 6.8
Interest expense	**$ (1.1)**	$ (1.8)	$ (0.7)
Other income (expense), net	**$ -**	$ (0.1)	$ (0.1)
Net income (loss)	**$ (10.0)**	$ (0.9)	$ 3.7
Effective income tax rate	**24.8%**	35.7%	38.3%

See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

2008 Compared with 2007

The following table identifies the components of change in revenues for 2008 compared with 2007:

	Revenues
2007	$ 210.0
Increase (decrease) in 2008 from:	
LGC comparable store sales	(11.0)
Closed stores	(6.1)
New store sales	8.9
KC comparable store sales	0.5
2008	**$ 202.3**

Revenues decreased 3.7% in 2008 to $202.3 million compared with $210.0 million in 2007, primarily as a result of a decrease in comparable store sales at LGC, primarily due to fewer customer visits, a lower number of sales transactions and lower average sales transactions. Revenues were also lower as a result of the impact of closing unprofitable stores. The decrease in revenues was partially offset by the effect of opening new stores and higher comparable store sales at KC mainly due to higher average sales transactions. The net impact of opening new stores and closing unprofitable stores caused the number of KC stores to increase to 202 stores at December 31, 2008 from 198 stores at December 31, 2007, while LGC operated 83 stores at December 31, 2008 compared with 74 stores at December 31, 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit (loss) for 2008 compared with 2007:

	Operating Profit (Loss)
2007	$ 0.5
(Increase) decrease in 2008 from:	
LGC comparable stores	(7.2)
New stores	(1.8)
KC comparable stores	(1.7)
Selling, general and administrative expenses	1.1
Closed stores	0.8
	(8.3)
Non-cash impairment charge	(3.9)
2008	**$ (12.2)**

KC recorded an operating loss of $12.2 million in 2008 compared with operating profit of $0.5 million in 2007. The change in operating results was primarily due to lower comparable LGC store results attributable to fewer sales coupled with significant mark-downs on discontinued products due to a change in format and a substantial updating of the product offering as well as a non-cash impairment charge for goodwill and other intangible assets due to the decline in the Company's stock price and uncertain market conditions during the fourth quarter of 2008. In addition, the initial unfavorable effect of opening new stores as well as a decrease in comparable KC store results mainly as a result of lower margins from promotional mark-downs also contributed to the decrease in operating profit (loss). The decrease in operating profit (loss) was partially offset by a reduction in selling, general and administrative expenses primarily due to lower employee-related expenses and professional fees during 2008 compared with 2007 and the impact of closing unprofitable stores.

KC reported a net loss of $10.0 million in 2008 compared with $0.9 million in 2007 primarily due to the factors affecting the change in operating profit (loss), partially offset by lower interest expense due to lower interest rates on outstanding borrowings.

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 170.7
Increase (decrease) in 2007 from:	
LGC stores through August 2007	40.9
KC new store sales	4.3
KC comparable store sales	0.6
LGC comparable store sales	(4.5)
KC closed store sales	(2.0)
2007	**$ 210.0**

Revenues increased 23.0% in 2007 to $210.0 million compared with $170.7 million in 2006, primarily as a result of the acquisition of certain assets of LGC in August 2006 and the operation of 74 LGC stores as of December 31, 2007. Revenues also benefited from new KC store sales and increased comparable store sales as a result of higher average sales transactions. The increase was partially offset by lower comparable store sales at LGC and the impact of closed KC stores. LGC comparable store sales decreased primarily as a result of store inventory fulfillment difficulties at LGC's third-party warehouse operations. The number of KC stores declined to 198 at December 31, 2007 from 203 stores at December 31, 2006.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2007 compared with 2006:

		Operating Profit
2006	$	6.8
(Increase) decrease in 2007 from:		
LGC stores through August 2007		(7.0)
LGC comparable stores		(1.1)
KC comparable stores		0.6
KC new stores		0.6
Other		0.6
2007	**$**	**0.5**

KC's operating profit decreased $6.3 million to $0.5 million in 2007 compared with $6.8 million in 2006. The decrease was mainly a result of a full year of seasonal losses at LGC and lower comparable store sales at LGC, which was primarily the result of store inventory fulfillment difficulties at LGC's third-party warehouse operations. The decrease was partially offset by improved results at comparable KC stores mainly due to higher average sales transactions from price increases implemented in early 2007, as well as the favorable effect of adjustments made to the product offerings and the merchandising approach in KC stores during 2006. Operating profit also benefited from the impact of new KC stores.

KC reported a net loss of $0.9 million in 2007 compared with net income of $3.7 million in 2006, primarily due to the factors affecting operating profit and from higher interest expense as a result of higher average outstanding borrowings.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the years ended December 31:

	2008	2007	Change
Operating activities:			
Net loss	$ (10.0)	$ (0.9)	$ (9.1)
Depreciation and amortization	3.0	2.3	0.7
Non-cash impairment charge	3.9	-	3.9
Other	0.7	(0.3)	1.0
Working capital changes	(4.0)	(12.0)	8.0
Net cash used for operating activities	**(6.4)**	(10.9)	4.5
Investing activities:			
Expenditures for property, plant and equipment	(6.0)	(3.9)	(2.1)
Net cash used for investing activities	**(6.0)**	(3.9)	(2.1)
Cash flow before financing activities	**$ (12.4)**	$ (14.8)	$ 2.4

Net cash used for operating activities decreased $4.5 million primarily due to working capital changes partially offset by the increase in net loss, net of a non-cash impairment charge for goodwill and certain intangible assets due to the decline in the Company's stock price and uncertain market conditions during the fourth quarter of 2008. The change in working capital was mainly the result of a smaller increase in inventory as of December 31, 2008 compared with December 31, 2007, primarily as a result of mark-downs on products that are being discontinued as part of a program to improve LGC's product offerings. In

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

addition, KC had an increase in accounts payable in 2008 compared with a decrease in 2007 primarily due to a change in the timing of payments. Accounts receivable decreased in 2008 compared to an increase in 2007 due to a change in the timing of collections.

The increase in expenditures for property, plant and equipment was primarily due to the addition of fixtures and equipment at the new LGC distribution operations and for fixtures and equipment at new stores.

	2008	2007	Change
Financing activities:			
Net additions (reductions) to long-term debt and revolving credit agreement	$ (0.1)	$ 0.1	$ (0.2)
Intercompany loans	-	9.5	(9.5)
Financing fees paid	(0.1)	-	(0.1)
Capital contribution from NACCO	11.8	6.0	5.8
Net cash provided by financing activities	**$ 11.6**	**$ 15.6**	**$ (4.0)**

Net cash provided by financing activities decreased $4.0 million in 2008 compared with 2007 primarily from lower intercompany borrowings in 2008, partially offset by a higher capital contribution from NACCO in 2008 compared with 2007.

Financing Activities

KC's financing is provided by a $20.0 million secured floating-rate revolving line of credit (the "KC Facility") that expires in July 2010. During 2008, the KC Facility was amended primarily to reduce the revolving line of credit, reduce the amount of the maximum borrowings for 30 consecutive days from December 15th to February 13th to $4.0 million and increase the maximum amount permitted for capital expenditures in 2008. The obligations under the KC Facility are secured by substantially all assets of KC. The approximate value of KC's assets held as collateral under the KC Facility was $70 million as of December 31, 2008. The availability is derived from a borrowing base formula using KC's eligible inventory, as defined in the KC Facility. At December 31, 2008, the borrowing base, as defined in the KC Facility, was $20.0 million. There were no borrowings outstanding under the KC Facility at December 31, 2008. The KC Facility requires a fee of 0.25% per annum on the unused commitment. Borrowings bear interest at LIBOR plus 2.85%. The KC Facility includes restrictive covenants that, among other things, limit capital expenditures and require that borrowings do not exceed $4.0 million for 30 consecutive days from December 15 to February 13. The KC Facility also prohibits the payment of dividends to NACCO. At December 31, 2008, KC was in compliance with its amended covenants in the KC Facility.

In light of the current economic and market conditions, the Company and KC are continually monitoring KC's covenant compliance. KC has implemented certain actions and future actions are being evaluated in connection with covenant compliance. However, given the current economic environment or a worsening of this environment, there is no assurance that such actions will be sufficient or in the event KC is required to refinance the KC Facility, if such refinancing could be obtained on acceptable terms or at all.

KC believes funds available from cash on hand at KC and the Company, the KC Facility and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments arising during the next twelve months and until the KC Facility expires in July 2010.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of KC as of December 31, 2008:

	Payments Due by Period						
Contractual Obligations	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
Purchase and other obligations	$ 43.4	$ 43.4	$ -	$ -	$ -	$ -	$ -
Operating leases	72.0	17.2	14.3	12.0	9.3	6.4	12.8
Total contractual cash obligations	$ 115.4	$ 60.6	$ 14.3	$ 12.0	$ 9.3	$ 6.4	$ 12.8

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

An event of default, as defined in KC's operating lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred under these agreements.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll.

Capital Expenditures

Following is a table which summarizes actual and planned capital expenditures:

	Planned 2009	Actual 2008	Actual 2007
KC	$ 1.4	$ 6.0	$ 3.9

Planned expenditures in 2009 for property, plant and equipment are primarily for store fixtures and equipment at new or existing stores and improvements to KC's information technology infrastructure. These expenditures are expected to be funded from internally generated funds and bank borrowings.

Capital Structure

KC's capital structure is presented below.

	December 31		
	2008	2007	Change
Total net tangible assets	$ 37.5	$ 30.7	$ 6.8
Goodwill and other intangibles, net	-	4.1	(4.1)
Net assets	37.5	34.8	2.7
Advances from NACCO	-	(12.5)	12.5
Other debt	-	(0.1)	0.1
Stockholder's equity	$ 37.5	$ 22.2	$ 15.3
Debt to total capitalization	0%	36%	(36)%

Total net tangible assets increased $6.8 million at December 31, 2008 compared with December 31, 2007, primarily due to a $4.2 million increase in property, plant and equipment and a $3.7 million increase in net intercompany accounts receivable and a $2.2 million increase in inventory. These increases were partially offset by a $0.7 million reduction in deferred tax assets, a $0.8 million increase in other liabilities, a $0.8 million decrease in cash and a $0.7 million increase in accounts payable. The increase in property, plant and equipment was primarily due to expenditures for the LGC distribution operations and the addition of fixtures and equipment at new stores. Net intercompany accounts receivable increased from the tax advance due from NACCO from the larger net loss during 2008 and inventory increased due to an increase in the number of KC and LGC stores and lower sales transactions. In addition, other liabilities increased due to additional required accruals for new stores and accounts payable increased due to a change in the timing of payments.

During the fourth quarter of 2008, KC wrote off its goodwill and other intangibles, net and recorded a non-cash impairment charge of $3.9 million due to the decline in the Company's stock price and uncertain market conditions.

Stockholder's equity increased due to the conversion of the Advances from NACCO to equity during 2008 and additional cash and non-cash capital contributions from NACCO of $12.8 million during 2008, partially offset by KC's net loss of $10.0 million.

OUTLOOK

Uncertainty in the U.S. economy and the financial markets and a reduction in consumer confidence are expected to continue to affect consumer traffic to outlet and traditional malls and negatively affect retail spending decisions in 2009, all of which make forecasts of revenue very uncertain. Nevertheless, KC expects a modest increase in revenue in 2009 compared with 2008 as a result of an anticipated improved holiday selling season in late 2009 and expected improved sales volumes and margins at the Le Gourmet Chef® stores as a result of the completion of new product enhancement and store-merchandising

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

programs. These programs, coupled with the completion of the large product clearance program in the Le Gourmet Chef® stores that significantly reduced margins in 2008, are expected to improve results at LGC in 2009. Capital expenditure restraints and administrative cost control measures, including spending and travel restrictions, wage freezes, benefit reductions and suspension of incentive compensation are expected to help results in 2009. In addition, KC plans to aggressively renegotiate store leases whenever possible.

Overall, KC expects a difficult first quarter in 2009 with increasing improvements in quarterly results for the remainder of the year producing an improvement in the full year results compared with 2008 results. Cash flow before financing activities is still expected to be slightly negative in 2009, but significantly improved compared with 2008.

Longer term, KC also expects to continue programs for its Kitchen Collection® store format which are designed to enhance its merchandise mix, store displays and appearance and optimize store selling space. KC also expects to achieve growth in the Le Gourmet Chef® outlet and traditional mall store formats, while maintaining disciplined cost control. The total number of Kitchen Collection® and Le Gourmet Chef® stores is unlikely to increase in 2009.

THE NORTH AMERICAN COAL CORPORATION

NACoal mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Lignite is surface mined in North Dakota, Texas, Louisiana and Mississippi. Total coal reserves approximate 2.3 billion tons with approximately 1.2 billion tons committed to customers pursuant to long-term contracts. NACoal has six lignite mining operations: The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine") (collectively, the "project mining subsidiaries"), San Miguel Lignite Mining Operations ("San Miguel"), Red River Mining Company ("Red River") and Mississippi Lignite Mining Company ("MLMC"). NACoal also provides dragline mining services for independently owned limerock quarries in Florida.

FINANCIAL REVIEW

NACoal's project mining subsidiaries mine lignite coal for utility customers pursuant to long-term contracts at a formula price based on actual cost plus an agreed pre-tax profit or management fee per ton. The pre-tax earnings of these mines are reported on the line "Earnings of unconsolidated project mining subsidiaries" in the Consolidated Statements of Operations with related taxes included in the line "Income tax provision."

Lignite tons sold by NACoal's operating lignite mines were as follows for the year ended December 31:

	2008	2007	2006
Coteau	**14.7**	14.8	15.3
Falkirk	**7.5**	7.9	8.2
Sabine	**4.1**	4.2	3.9
Project mining subsidiaries	**26.3**	26.9	27.4
San Miguel	**3.1**	2.9	3.6
MLMC	**3.0**	3.4	3.6
Red River	**0.6**	0.5	0.8
Non-project mines	**6.7**	6.8	8.0
Total lignite tons sold	**33.0**	33.7	35.4

The limerock dragline mining operations delivered 22.0 million, 37.6 million and 39.2 million cubic yards of limerock for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in limerock yards delivered in 2008 was a result of a reduction in customer requirements due to a decline in the southern Florida housing and construction markets.

Total coal reserves were as follows at December 31:

	2008	2007	2006
	(in billions of tons)		
Project mining subsidiaries	**1.1**	1.1	1.0
Non-project mines	**1.2**	1.2	1.2
Total coal reserves	**2.3**	2.3	2.2

Operating Results

The results of operations for NACoal were as follows for the year ended December 31:

	2008	2007	2006
Revenues	**$ 130.5**	$ 137.1	$ 149.0
Operating profit	**$ 32.0**	$ 43.2	$ 61.5
Interest expense	**$ (5.5)**	$ (7.0)	$ (7.4)
Other	**$ (1.3)**	$ 0.7	$ 0.2
Net income	**$ 22.1**	$ 31.0	$ 39.7
Effective income tax rate	**12.3%**	16.0%	26.9%

See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

2008 Compared with 2007

The following table identifies the components of change in revenues for 2008 compared with 2007:

	Revenues
2007	$ 137.1
Increase (decrease) in 2008 from:	
Limerock dragline mining operations	(10.5)
Consolidated coal mining operations	3.3
Other	0.6
2008	**$ 130.5**

Revenues for 2008 decreased $6.6 million to $130.5 million from $137.1 million in 2007. The decrease was primarily due to fewer yards delivered at the limerock dragline mining operations primarily attributable to lower demand from the continuing decline in the southern Florida housing and construction markets. The decrease was partially offset by higher sales at the consolidated coal mining operations and improved royalty income included in Other in the table above. The increase in sales from the consolidated coal mining operations was primarily due to an increase in contractual pass-through of costs at San Miguel and contractual price escalation at MLMC and Red River, partially offset by a decrease in tons delivered at MLMC due largely to a planned customer power plant outage in 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2008 compared with 2007.

	Operating Profit
2007	$ 43.2
Increase (decrease) in 2008 from:	
Consolidated coal and limerock dragline mining operating profit	(8.7)
2007 arbitration award	(3.7)
Other	(0.5)
Earnings of unconsolidated project mining subsidiaries	1.7
2008	**$ 32.0**

Operating profit decreased to $32.0 million in 2008 from $43.2 million in 2007, primarily as a result of lower consolidated coal and limerock mining operating profit mainly due to lower tons delivered at MLMC due to a planned customer power plant outage in 2008 and lower limerock yards delivered. In addition, operating profit was unfavorably affected by higher cost of sales during 2008 at MLMC and Red River primarily from the capitalization of fixed costs over lower production levels in prior years and by the absence of an arbitration award that was received in 2007. Operating profit was favorably affected by contractual price escalation at the unconsolidated project mining subsidiaries.

Net income in 2008 decreased to $22.1 million from $31.0 million in 2007 as a result of the factors affecting operating profit and to a lesser extent a reduction in other income (expense) primarily as a result of the ineffectiveness of interest rate swap contracts and the impairment of an equity investment during 2008. The decrease was partially offset by lower interest expense due to lower average outstanding borrowings and lower interest rates during 2008 compared with 2007.

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 149.0
Decrease in 2007 from:	
Consolidated coal mining operations	(8.9)
Royalty income	(2.6)
Limerock dragline mining operations	(0.4)
2007	**$ 137.1**

Revenues for 2007 decreased $11.9 million to $137.1 million from $149.0 million in 2006. The decrease was primarily due to lower sales at the consolidated coal mining operations and a reduction in royalty income as a result of the completion of mining certain reserves by third parties. The decline in sales from the consolidated coal mining operations between years was driven primarily by a planned customer power plant outage and lower sales to third parties at Red River.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2007 compared with 2006.

	Operating Profit
2006	$ 61.5
Increase (decrease) in 2007 from:	
Gain on the sale of assets	(21.0)
Consolidated coal and limerock dragline mining operating profit	(2.8)
Royalty	(1.3)
Arbitration award	3.7
Earnings of unconsolidated project mining subsidiaries	1.7
Selling, general and administrative expenses	1.4
2007	**$ 43.2**

Operating profit decreased to $43.2 million in 2007 from $61.5 million in 2006. The decrease in operating profit was primarily due to the absence of the gain on the sale of two draglines for $21.5 million in 2006, a decrease in consolidated coal and limerock dragline mining operating profit and a reduction in royalty income as a result of the completion of mining certain reserves by third parties. At the consolidated coal mining operations, the decrease in operating profit was primarily attributable to a planned customer power plant outage and lower sales to third parties at Red River, partially offset by the impact of contractual price escalations at MLMC. The decrease in operating profit at the limerock dragline mining operations was primarily due to the unfavorable decision in the ongoing Florida litigation, which has reduced operations at some of the customers' quarries. The decrease in operating profit was partially offset by the receipt of an arbitration award of $3.7 million to recover costs related to a power plant and mine development project in Turkey, which was undertaken and failed several years ago. See additional discussion in Note 6 to the Consolidated Financial Statements in this Form 10-K. Additionally, earnings of the unconsolidated project mining subsidiaries increased primarily due to contractual price escalation, and selling, general and administrative expenses improved mainly due to lower employee-related expenses during 2007.

Net income in 2007 decreased to $31.0 million from $39.7 million in 2006 as a result of the factors affecting operating profit, lower interest expense due to lower average outstanding borrowings and lower interest rates and lower income tax expense. Income tax expense was higher in 2006 compared with 2007 primarily due to the tax effect of the gain on the sale of two draglines.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the years ended December 31:

	2008	2007	Change
Operating activities:			
Net income	$ 22.1	$ 31.0	$ (8.9)
Depreciation, depletion and amortization expense	11.1	12.4	(1.3)
Other	5.2	(2.0)	7.2
Working capital changes	(15.2)	3.3	(18.5)
Net cash provided by operating activities	**23.2**	44.7	(21.5)
Investing activities:			
Expenditures for property, plant and equipment	(12.6)	(19.5)	6.9
Proceeds from the sale of assets	1.6	1.3	0.3
Investments in other unconsolidated affiliates	(4.9)	-	(4.9)
Net cash used for investing activities	**(15.9)**	(18.2)	2.3
Cash flow before financing activities	**$ 7.3**	$ 26.5	$ (19.2)

The decrease in net cash provided by operating activities was primarily the result of changes in working capital and the decrease in net income, partially offset by the change in other non-cash items in 2008 compared with 2007 primarily from the change in deferred taxes. The change in working capital was primarily the result of a decrease in accounts payable during 2008 due to a change in the timing of payments, a change in net intercompany accounts receivable due to a decrease in the amount of tax benefits received, and from a reduction in other liabilities, mainly from lower compensation-related accruals in 2008 compared with 2007. Working capital also changed due to a decrease in accounts receivable primarily due to lower revenue in 2008 compared with 2007, partially offset by a decrease in inventory during 2008 from a reduction in coal inventory compared with a larger increase in 2007 from a build-up of coal inventory.

Net cash used for investing activities decreased primarily due to lower levels of capital expenditures in 2008 compared with 2007 from lower levels of investments in equipment for its mines and mine development activities, partially offset by an increased investment in other unconsolidated affiliates.

	2008	2007	Change
Financing activities:			
Reductions of long-term debt and revolving credit agreements	$ (17.3)	$ (12.9)	$ (4.4)
Cash dividends paid to NACCO	(7.2)	(37.4)	30.2
Intercompany loans	17.3	20.7	(3.4)
Net cash used for financing activities	**$ (7.2)**	$ (29.6)	$ 22.4

Net cash used for financing activities decreased primarily due to a reduction in the payment of dividends to NACCO during 2008, partially offset by higher repayments of debt and lower intercompany borrowings during 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Financing Activities

NACoal has an unsecured revolving line of credit of up to $75.0 million and an unsecured term loan of $25.0 million at December 31, 2008 (the "NACoal Facility"). The term loan requires annual repayments of $10.0 million and a final principal repayment of $15.0 million in March 2010. The NACoal Facility expires in March 2010. NACoal had $75.0 million of its revolving credit facility available at December 31, 2008.

The NACoal Facility has performance-based pricing, which sets interest rates based upon achieving various levels of debt to EBITDA ratios, as defined in the NACoal Facility. The NACoal Facility provides for, at NACoal's option, Eurodollar loans that bear interest at LIBOR plus a margin based on the level of debt to EBITDA ratio achieved and Base Rate loans that bear interest at Base Rates plus the Applicable Margin, as defined in the NACoal Facility. A facility fee, which is determined based on the level of debt to EBITDA ratio achieved is also applied to the aggregate revolving line of credit. At December 31, 2008, term loan borrowings outstanding bore interest at LIBOR plus 0.875% and the revolving credit interest rate was LIBOR plus 0.725%. At December 31, 2008, the revolving credit facility fee was 0.150% of the unused commitment of the revolving facility.

The NACoal Facility also contains restrictive covenants that require, among other things, NACoal to maintain certain debt to EBITDA and fixed charge coverage ratios and provides the ability to make loans, dividends and advances to NACCO, with some restrictions based upon NACoal's leverage ratio. At December 31, 2008, NACoal was in compliance with the covenants in the NACoal Facility.

During 2004 and 2005, NACoal issued unsecured notes totaling $45.0 million in a private placement (the "NACoal Notes"), which require annual principal payments of approximately $6.4 million that began in October 2008 and will mature on October 4, 2014. These unsecured notes bear interest at a weighted-average fixed rate of 6.08%, payable semi-annually on April 4 and October 4. The NACoal Notes are redeemable at any time at the option of NACoal, in whole or in part, at an amount equal to par plus accrued and unpaid interest plus a "make-whole premium," if applicable. NACoal had $38.6 million of the private placement notes outstanding at December 31, 2008. The NACoal Notes contain certain covenants and restrictions that require, among other things, NACoal to maintain certain net worth, leverage and interest coverage ratios, and limit dividends to NACCO based upon NACoal's leverage ratio. At December 31, 2008, NACoal was in compliance with the covenants in the NACoal Notes.

NACoal has a demand note payable to Coteau which bears interest based on the applicable quarterly federal short-term interest rate as announced from time to time by the Internal Revenue Service. At December 31, 2008, the balance of the note was $7.2 million and the interest rate was 2.17%.

NACoal believes funds available from the NACoal Facility and operating cash flows will provide sufficient liquidity to finance all of its scheduled loan principal repayments and its operating needs and commitments arising during the next twelve months and until the expiration of the NACoal Facility in March 2010.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of NACoal as of December 31, 2008:

	Payments Due by Period						
Contractual Obligations	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
NACoal Facility	$ 25.0	$ 10.0	$ 15.0	$ -	$ -	$ -	$ -
Variable interest payments on NACoal Facility	0.9	0.6	0.3	-	-	-	-
NACoal Notes	38.6	6.5	6.4	6.4	6.4	6.4	6.5
Interest payments on NACoal Notes	7.6	2.2	1.8	1.5	1.1	0.7	0.3
Other debt	7.2	-	-	-	-	-	7.2
Purchase and other obligations	17.6	17.6	-	-	-	-	-
Capital lease obligations including principal and interest	0.4	0.1	0.1	0.1	0.1	-	-
Operating leases	34.1	6.9	6.5	4.6	3.8	3.8	8.5
Total contractual cash obligations	$ 131.4	$ 43.9	$ 30.1	$ 12.6	$ 11.4	$ 10.9	$ 22.5

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

As a result of the adoption of FIN No. 48, NACoal has a long-term liability of approximately $0.7 million for unrecognized tax benefits as of December 31, 2008. At this time, the Company is unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

An event of default, as defined in the NACoal Facility, NACoal Notes and NACoal's lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur.

NACoal's variable interest payments are calculated based upon NACoal's anticipated payment schedule and the December 31, 2008 LIBOR rate and applicable margins, as defined in the NACoal Facility. A 1/8% increase in the LIBOR rate would increase NACoal's estimated total interest payments on the NACoal Facility by less than $0.1 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Pension and post-retirement funding can vary significantly each year due to changes in the market value of plan assets, legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. NACoal expects to contribute approximately $1.5 million to its pension plan in 2009. NACoal maintains one supplemental retirement plan that pays monthly benefits to participants directly out of corporate funds and expects to pay benefits of approximately $0.3 million per year through 2011 and $0.4 million per year from 2012 through 2018. Benefit payments beyond that time cannot currently be estimated. All other pension benefit payments are made from assets of the pension plans. NACoal also expects to make payments related to its other post-retirement plans of approximately $0.2 million per year through 2012 and $0.3 million per year from 2013 through 2018. Benefit payments beyond that time cannot currently be estimated.

Capital Expenditures

Following is a table which summarizes actual and planned capital expenditures:

	Planned 2009	**Actual 2008**	**Actual 2007**
NACoal	$ 29.0	$ 12.6	$ 19.5

Planned expenditures for 2009 include mine equipment and development. These expenditures are expected to be funded from internally generated funds and bank borrowings.

Capital Structure

NACoal's capital structure is presented below:

	December 31		
	2008	2007	Change
Total net tangible assets	**$ 128.7**	$ 116.1	$ 12.6
Coal supply agreements and other intangibles, net	**66.7**	69.2	(2.5)
Net assets	**195.4**	185.3	10.1
Advances from NACCO	**(38.3)**	(21.0)	(17.3)
Other debt	**(71.1)**	(88.3)	17.2
Stockholder's equity	**$ 86.0**	$ 76.0	$ 10.0
Debt to total capitalization	**56%**	59%	(3)%

The increase in total net tangible assets of $12.6 million was primarily from a $7.8 million decrease in accounts payable, a $5.8 million increase in net intercompany accounts receivable, a $4.1 million increase in other long-term assets, and a $3.9 million decrease in other current liabilities. The decrease in accounts payable was primarily due to a change in the timing of payments and the increase in net intercompany accounts receivable was from higher tax benefits due from NACCO. The increase in other long-term assets was primarily from additional investments in joint ventures and the decrease in other current liabilities was primarily due to lower compensation-related accruals. The increase was partially offset by a $9.7 million increase in other long-term liabilities mainly from an increase in pension obligations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Stockholder's equity increased as a result of net income of $22.1 million, partially offset by $7.1 million of dividends declared in 2008 and a $5.1 million increase in accumulated other comprehensive loss primarily due to the pension liability adjustment resulting from reductions in asset values experienced during 2008.

OUTLOOK

NACoal's lignite coal mining operations are not significantly affected by the economic downturn because of its long-term contract structure and continued high demand for electricity from the power plants it serves. NACoal expects improved performance at its lignite coal mining operations in 2009 provided that customers achieve currently planned power plant operating levels. Tons delivered at the lignite coal mines are expected to increase in 2009 compared with 2008, especially at MLMC as a result of fewer planned outage days and improved operating efficiencies at the customer's power plant. However, contractual price escalation at all mines is not expected to affect results as favorably in 2009 as it did in 2008 because of recent declines in commodity costs.

Limerock customer projections for 2009 deliveries reflect the continued significant decline in the southern Florida housing and construction markets. In addition, production will be significantly decreased due to an unfavorable legal ruling that terminates customers' mining permits at most of the limerock mining operations. As a result, deliveries from the limerock dragline mining operations are expected to be significantly lower in 2009. Customers are expected to reduce inventory levels until they return to production under new permits that are expected to be issued toward the end of 2009. NACoal has mitigated its financial exposure to these limerock operations by transitioning to new cost reimbursable management fee contracts with the majority of its customers.

Overall, NACoal expects solid operating performance in 2009 with results comparable to 2008. Cash flow before financing activities is expected to be positive, but down somewhat from 2008.

NACoal has a number of potential new projects and opportunities under consideration and expects to incur additional expenses related to these opportunities in 2009. Permitting is taking place in NACoal's Otter Creek Reserve in North Dakota in expectation of the construction of a new mine. NACoal is also working on a project with Mississippi Power to provide lignite coal to a new plant in Mississippi.

Over the longer term, NACoal expects to continue its efforts to develop new domestic coal projects and is encouraged that more new project opportunities may become available, including opportunities for coal-to-liquids, coal gasification and other clean coal technologies. Further, NACoal continues to pursue additional non-coal mining opportunities.

NACCO AND OTHER

OVERVIEW

NACCO and Other includes the parent company operations and Bellaire. Although Bellaire's operations are immaterial, it has long-term liabilities related to closed mines, primarily from former Eastern U.S. underground coal mining activities.

In 2006, as a result of the enactment of the 2006 Coal Act, the Company's obligation to make premium payments to the Fund is being phased out. The 2006 Coal Act results in Bellaire's annual premium payments to the Fund being reduced by 45% for the plan year beginning October 1, 2007, 60% for the plan year beginning October 1, 2008, and 85% for the plan year beginning on October 1, 2009. As of October 1, 2010, Bellaire's obligation to the Fund will be completely phased out and no further payments will be required. The 2006 Coal Act did not affect Bellaire's other obligations.

As a result of the 2006 Coal Act, Bellaire recognized an extraordinary gain of $12.8 million, net of $6.9 million tax expense in 2006.

Bellaire also has other closed mine obligations that include ongoing mine water treatment costs, retiree medical benefit costs, workers' compensation and black lung benefit costs. Future mine water treatment costs are determined in accordance with SFAS No. 143. Retiree medical benefit costs are determined in accordance with SFAS No. 106 using discount rates and expected future medical trend rates. Black lung benefit costs are determined using discount rates, expected future medical trend rates and mortality tables.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share and Percentage Data)

FINANCIAL REVIEW

Operating Results

The results of operations at NACCO and Other were as follows for the year ended December 31:

	2008	2007	2006
Revenues	$ -	$ -	$ -
Operating loss	$ (2.3)	$ (3.8)	$ (5.7)
Other income (expense)	$ 2.5	$ 6.7	$ (1.1)
Income (loss) before extraordinary gain	$ (0.4)	$ 1.6	$ (6.8)
Extraordinary gain	$ -	$ -	$ 12.8
Net income (loss)	$ (0.4)	$ 1.6	$ 6.0

NACCO and Other's operating loss decreased to $2.3 million in 2008 compared with $3.8 million in 2007. The decrease was primarily due to lower employee-related expenses in 2008 and the absence of expenses related to the cancelled spin-off of Hamilton Beach, Inc. ("Hamilton Beach"), recognized in 2007. The decrease in operating loss was partially offset by higher professional fees and lower management fees charged to the operating subsidiaries during 2008 as a result of lower parent company expenses. The change in other income was primarily due to lower interest income at the parent company from lower levels of cash investments and lower interest rates on investments offset by a decrease in transaction expenses related to the Applica transaction, as discussed in the Applica Transaction section in Management's Discussion and Analysis of Financial Position and Results of Operations. NACCO and Other recorded a net loss for 2008 of $0.4 million compared with net income of $1.6 million in 2007, due to the factors affecting operating loss and other income (expense).

The decrease in operating loss in 2007 compared with 2006 is primarily attributable to lower employee-related expenses partially offset by $1.4 million of expenses for professional fees incurred in 2007 related to the decision not to proceed with the spin-off of Hamilton Beach. The change in other income (expense) in 2007 compared with 2006 was mainly due to increased interest income at the parent company from higher levels of cash investments and increased intercompany interest as a result of higher intercompany borrowings at the subsidiaries and lower transaction expenses recorded in 2007 compared with 2006 related to the Applica transaction. The change in income (loss) before extraordinary gain in 2007 compared with 2006 is primarily due to the items affecting operating loss and other income (expense), as well as the absence of $2.3 million of tax expense recognized during 2006 for the reversal of previously generated capital gain benefits.

Applica Transaction

On July 24, 2006, the Company and Applica Incorporated ("Applica") announced that NACCO, Hamilton Beach, which is HBB's parent, and Applica entered into definitive agreements whereby NACCO would spin off Hamilton Beach to NACCO's stockholders and, immediately after the spin-off, Applica would merge with and into Hamilton Beach.

On October 19, 2006, the Company received a notice from Applica in which Applica claimed to exercise its right to terminate its merger agreement with NACCO and Hamilton Beach. The notice also claimed that Applica's Board of Directors authorized Applica to enter into a written agreement with an Applica shareholder that provided a cash offer to purchase shares of Applica common stock. Under the terms of the NACCO merger agreement, NACCO was entitled to a $6.0 million termination fee from Applica if the merger agreement was terminated under certain circumstances. NACCO received the $6.0 million termination fee during the fourth quarter of 2006 which was used to offset costs incurred to date in connection with the transaction. NACCO has reserved all of its rights in relation to this matter, including, without limitation, demanding additional damages for willful breach of the merger agreement.

On November 13, 2006, the Company announced it had initiated litigation in the Delaware Chancery Court against Applica and individuals and entities affiliated with Applica's shareholder, Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger"). The litigation is on-going and alleges a number of contract and tort claims against the defendants. In its claims, the Company seeks monetary damages and any appropriate equitable relief.

On December 15, 2006, the Company announced it had commenced a cash tender offer, which was subsequently amended, to purchase all of the outstanding shares of common stock of Applica and proposed to amend the original merger agreement. The amended tender offer was terminated on January 23, 2007. Harbinger acquired the remaining outstanding shares of Applica on January 23, 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Transaction related expenses recorded net of the $6.0 million termination fee totaled $4.5 million for NACCO and Other and $0.7 million for HBB in 2006 and $1.6 million for NACCO and Other and $0.2 million for HBB in 2007.

HBB Spin-off

On April 26, 2007, NACCO announced that its Board of Directors approved a plan to spin off Hamilton Beach to NACCO stockholders. On August 27, 2007, the Company announced that, in light of volatility and uncertainty in the capital markets, NACCO's Board of Directors had decided not to pursue the tax-free spin-off of Hamilton Beach to NACCO stockholders. NACCO and Other and HBB incurred $1.4 million and $0.9 million, respectively, of expenses for professional fees related to this transaction, which have been included in "Selling, general and administrative expenses" for the year ended December 31, 2007.

Management Fees

The parent company charges management fees to its operating subsidiaries for services provided by the corporate headquarters. The management fees are based upon estimated parent company resources devoted to providing centralized services and stewardship activities and are allocated among its subsidiaries based upon the relative size and complexity of each subsidiary. In order to determine the allocation of management fees among the subsidiaries each year, the parent company reviews the time its employees devoted to each operating subsidiary during the prior year and the estimated costs for providing centralized services and stewardship activities in the next year to determine the amount of management fees to allocate to each operating subsidiary for that year. In addition, the parent company reviews the amount of management fees allocated to its operating subsidiaries each quarter to ensure the amount continues to be reasonable based on the actual costs incurred to date. The Company believes the allocation method is consistently applied and reasonable.

Following is a table for comparison of parent company fees for the year ended December 31:

	2008	2007	2006
NACCO fees included in selling, general and administrative expenses			
NMHG Wholesale	**$ 9.0**	$ 10.4	$ 10.0
HBB	**$ 3.4**	$ 4.1	$ 3.9
KC	**$ 0.1**	$ -	$ -
NACoal	**$ 1.4**	$ 1.6	$ 1.5

LIQUIDITY AND CAPITAL RESOURCES

Although NACCO's subsidiaries have entered into substantial borrowing agreements, NACCO has not guaranteed any borrowings of its subsidiaries. The borrowing agreements at NMHG, HBB, KC and NACoal allow for the payment to NACCO of dividends and advances under certain circumstances. Dividends (to the extent permitted by its subsidiaries' borrowing agreements), advances and management fees from its subsidiaries are the primary sources of cash for NACCO.

The Company believes funds available from cash on hand, its subsidiaries' credit facilities and anticipated funds generated from operations are sufficient to finance all of its scheduled principal repayments, operating needs and commitments arising during the next twelve months and until the expiration of its subsidiaries' credit facilities.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of NACCO and Other as of December 31, 2008:

Contractual Obligations	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
Operating leases	$ 5.3	$ 0.6	$ 0.6	$ 0.6	$ 0.6	$ 0.6	$ 2.3
Capital lease obligations including principal and interest	3.0	3.0	-	-	-	-	-
Purchase and other obligations	6.2	6.2	-	-	-	-	-
Total contractual cash obligations	$ 14.5	$ 9.8	$ 0.6	$ 0.6	$ 0.6	$ 0.6	$ 2.3

Pension and post-retirement funding can vary significantly each year due to changes in the market value of plan assets, legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. NACCO and Other maintains one

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

supplemental retirement plan that pays monthly benefits to participants directly out of corporate funds. Annual benefit payments are expected to be less than $0.1 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated. All other pension benefit payments are made from assets of the pension plans. NACCO and Other does not expect to contribute to its pension plan during 2009. NACCO and Other also expects to make payments related to its other post-retirement plans of approximately $0.1 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated.

The purchase and other obligations are primarily for accounts payable, open purchase orders, accrued payroll and incentive compensation and obligations to the Fund.

Capital Structure

NACCO's consolidated capital structure is presented below:

	December 31		
	2008	2007	Change
Total net tangible assets	**$ 753.5**	$ 899.5	$ (146.0)
Goodwill, coal supply agreements and other intangibles, net	**66.7**	512.9	(446.2)
Net assets	**820.2**	1,412.4	(592.2)
Total debt	**(449.5)**	(506.6)	57.1
Closed mine obligations, net of tax	**(13.8)**	(14.4)	0.6
Minority interest	**(0.2)**	-	(0.2)
Stockholders' equity	**$ 356.7**	$ 891.4	$ (534.7)
Debt to total capitalization	**56%**	36%	20%

RECENTLY ISSUED ACCOUNTING STANDARDS

SFAS No. 141R: In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R modifies the accounting for business combinations by requiring that acquired assets and assumed liabilities be recorded at fair value, contingent consideration arrangements be recorded at fair value on the date of the acquisition and preacquisition contingencies will generally be accounted for in purchase accounting at fair value. The pronouncement also requires that transaction costs be expensed as incurred, acquired research and development be capitalized as an indefinite-lived intangible asset and the requirements of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," be met at the acquisition date in order to accrue for a restructuring plan in purchase accounting. SFAS No. 141R is required to be adopted prospectively effective for fiscal years beginning after December 15, 2008.

SFAS No. 160: In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 modifies the reporting for noncontrolling interests in the balance sheet and minority interest income (loss) in the income statement. The pronouncement also requires that increases and decreases in the noncontrolling ownership interest amount be accounted for as equity transactions. SFAS No. 160 is required to be adopted prospectively, with limited exceptions, effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material effect on its financial position or results of operations.

EFFECTS OF FOREIGN CURRENCY

NMHG and HBB operate internationally and enter into transactions denominated in foreign currencies. As a result, the Company is subject to the variability that arises from exchange rate movements. The effects of foreign currency on operating results at NMHG and HBB are discussed above. The Company's use of foreign currency derivative contracts is discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," of this Form 10-K.

ENVIRONMENTAL MATTERS

The Company's current and previous manufacturing operations, like those of other companies engaged in similar businesses, involve the use, disposal and cleanup of substances regulated under environmental protection laws. The Company's NACoal and Bellaire subsidiaries are affected by the regulations of agencies under which they operate, particularly the Federal Office of

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Surface Mining, the United States Environmental Protection Agency and associated state regulatory authorities. In addition, NACoal and Bellaire closely monitor proposed legislation concerning the Clean Air Act Amendments of 1990, reauthorization of the Resource Conservation and Recovery Act, the Clean Water Act, the Endangered Species Act and other regulatory actions.

Compliance with these increasingly stringent standards could result in higher expenditures for both capital improvements and operating costs. The Company's policies stress environmental responsibility and compliance with these regulations. Based on current information, management does not expect compliance with these regulations to have a material adverse effect on the Company's financial condition or results of operations. See Item 1 in Part I of this Form 10-K for further discussion of these matters.

FORWARD-LOOKING STATEMENTS

The statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Such risks and uncertainties with respect to each subsidiary's operations include, without limitation:

NMHG: (1) reduction in demand for lift trucks and related aftermarket parts and service on a worldwide basis, including the ability of NMHG's dealers and end-users to obtain financing at reasonable rates as a result of current economic conditions, (2) changes in sales prices, (3) delays in delivery or increases in costs, including transportation costs, of raw materials or sourced products and labor, (4) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which NMHG operates and/or sells products, (5) delays in, increased costs from or reduced benefits from restructuring programs, (6) customer acceptance of, changes in the prices of, or delays in the development of new products, (7) introduction of new products by, or more favorable product pricing offered by, NMHG's competitors, (8) delays in manufacturing and delivery schedules, (9) changes in or unavailability of suppliers, (10) bankruptcy of or loss of major dealers, retail customers or suppliers, (11) product liability or other litigation, warranty claims or returns of products, (12) the effectiveness of the cost reduction programs implemented globally, including the successful implementation of procurement and sourcing initiatives, (13) acquisitions and/or dispositions of dealerships by NMHG, (14) changes mandated by federal and state regulation including health, safety or environmental legislation, (15) the ability of NMHG and its dealers and suppliers to access credit in the current economic environment and (16) the ability of NMHG to obtain future financing on reasonable terms or at all.

HBB: (1) changes in the sales prices, product mix or levels of consumer purchases of small electric appliances, (2) changes in consumer retail and credit markets, (3) bankruptcy of or loss of major retail customers or suppliers, (4) changes in costs, including transportation costs, of sourced products, (5) delays in delivery of sourced products, (6) changes in, or unavailability of quality or cost effective, suppliers, (7) exchange rate fluctuations, changes in the foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which HBB buys, operates and/or sells products, (8) product liability, regulatory actions or other litigation, warranty claims or returns of products, (9) customer acceptance of, changes in costs of, or delays in the development of new products, (10) increased competition, including consolidation within the industry, (11) the ability of HBB and its customers and suppliers to access credit in the current economic environment and (12) the ability of HBB to obtain future financing on reasonable terms or at all.

KC: (1) changes in gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of the current financial crisis or other events or other conditions that may adversely affect the number of customers visiting Kitchen Collection® and Le Gourmet Chef® stores, (2) changes in the sales prices, product mix or levels of consumer purchases of kitchenware, small electric appliances and gourmet foods, (3) changes in costs, including transportation costs, of inventory, (4) delays in delivery or the unavailability of inventory, (5) customer acceptance of new products, (6) increased competition and (7) the ability to obtain future financing on reasonable terms or at all.

NACoal: (1) weather conditions, extended power plant outages or other events that would change the level of customers' lignite coal or limerock requirements, (2) weather or equipment problems that could affect lignite coal or limerock deliveries to customers, (3) changes in mining permit requirements that could affect deliveries to customers, including the resumption of Florida limerock mining, (4) changes in costs related to geological conditions, repairs and maintenance, new equipment and replacement parts, fuel or other similar items, (5) costs to pursue and develop new mining opportunities, including costs in connection with NACoal's joint ventures, (6) changes in U.S. regulatory requirements, including changes in power plant emission regulations, (7) changes in the power industry that would affect demand for NACoal's reserves, (8) the ability of NACoal's utility customers to access credit markets to maintain current liquidity and (9) the ability of NACoal to obtain future financing on reasonable terms or at all.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The Company's subsidiaries, NMHG, HBB, KC and NACoal, have entered into certain financing arrangements that require interest payments based on floating interest rates. As such, the Company's financial results are subject to changes in the market rate of interest. To reduce the exposure to changes in the market rate of interest, the Company has entered into interest rate swap agreements for a significant portion of its floating rate financing arrangements. The Company does not enter into interest rate swap agreements for trading purposes. Terms of the interest rate swap agreements require the subsidiaries to receive a variable interest rate and pay a fixed interest rate. See also Note 2 and Note 12 to the Consolidated Financial Statements in this Form 10-K.

In addition, NACoal has fixed rate debt arrangements. For purposes of risk analysis, the Company uses sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in interest rates. The Company assumes that a loss in fair value is an increase to its liabilities. NACoal's fixed rate debt arrangements have a fair value based on Company estimates of $38.8 million at December 31, 2008. Assuming a hypothetical 10% decrease in the effective interest yield on this fixed rate debt, the fair value of this liability would increase by $0.7 million compared with the fair value of this liability at December 31, 2008. The fair value of the Company's interest rate swap agreements was a liability of $26.1 million at December 31, 2008. A hypothetical 10% decrease in interest rates would cause a decrease in the fair value of interest rate swap agreements and the resulting fair value would be a liability of $27.8 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

NMHG and HBB operate internationally and enter into transactions denominated in foreign currencies. As such, their financial results are subject to the variability that arises from exchange rate movements. NMHG and HBB use forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies and not for trading purposes. These contracts generally mature within 24 months and require the companies to buy or sell euros, British pounds, Japanese yen, Canadian dollars, Swedish kroner, Australian dollars and Mexican pesos for the functional currency in which the applicable subsidiary operates at rates agreed to at the inception of the contracts. The fair value of these contracts was a net liability of $10.7 million at December 31, 2008. See also Notes 2 and Note 12 to the Consolidated Financial Statements in this Form 10-K.

For purposes of risk analysis, the Company uses sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in foreign currency exchange rates. The Company assumes that a loss in fair value is either a decrease to its assets or an increase to its liabilities. Assuming a hypothetical 10% strengthening of the U.S. dollar compared with other foreign currencies at December 31, 2008, the fair value of foreign currency-sensitive financial instruments, which primarily represents forward foreign currency exchange contracts, would decline by $19.7 million compared with its fair value at December 31, 2008. It is important to note that the loss in fair value indicated in this sensitivity analysis would be somewhat offset by changes in the fair value of the underlying receivables and payables.

COMMODITY PRICE RISK

The Company uses certain commodities, including steel, lead, resins, linerboard and diesel fuel, in the normal course of its manufacturing, distribution and mining processes. As such, the cost of operations is subject to variability as the market for these commodities changes. The Company monitors this risk and, from time to time, enters into derivative contracts to hedge this risk. The Company does not currently have any such derivative contracts outstanding, nor does the Company have any significant purchase obligations to obtain fixed quantities of commodities in the future.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is set forth in the Financial Statements and Supplementary Data contained in Part IV of this Form 10-K and is hereby incorporated herein by reference to such information.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting and financial disclosure for the three year period ended December 31, 2008.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: An evaluation was carried out under the supervision and with the participation of the Company's management, including the principal executive officer and the principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, these officers have concluded that the Company's disclosure controls and procedures are effective.

Management's report on internal control over financial reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008. The Company's effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included in Item 15 of this Form 10-K and incorporated herein by reference.

Changes in internal control: During the fourth quarter of 2008, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to Directors of the Company will be set forth in the 2009 Proxy Statement under the subheadings "Business to be Transacted – 1. Election of Directors -- Director Nominee Information" and "—Beneficial Ownership of Class A Common and Class B Common," which information is incorporated herein by reference.

Information with respect to the audit review committee and the audit review committee financial expert will be set forth in the 2009 Proxy Statement under the heading "Business to be Transacted – 1. Election of Directors -- Directors' Meetings and Committees," which information is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 by the Company's Directors, executive officers and holders of more than ten percent of the Company's equity securities will be set forth in the 2009 Proxy Statement under the subheading "Business to be Transacted – 1. Election of Directors -- Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

Information regarding the executive officers of the Company is included in this Form 10-K as Item 4A of Part I as permitted by Instruction 3 to Item 401(b) of Regulation S-K.

The Company has adopted a code of ethics applicable to all Company personnel, including the principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. The code of ethics, entitled the "Code of Corporate Conduct," is posted on the Company's website at http://www.nacco.com under "Corporate Governance." The Company will provide a copy of the Code of Corporate Conduct, without charge, by writing to Investor Relations, NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, or by calling (440) 449-9600. Amendments and waivers of the Company's Code of Corporate Conduct for directors or executive officers of the Company, if any, will be disclosed on the Company's website.

Item 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation will be set forth in the 2009 Proxy Statement under the subheadings "Business to be Transacted – 1. Election of Directors -- Director Compensation" and "-- Executive Compensation," which information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management will be set forth in the 2009 Proxy Statement under the subheading "Business to be Transacted -- 1. Election of Directors -- Beneficial Ownership of Class A Common and Class B Common," which information is incorporated herein by reference.

The following table sets forth information with respect to compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance, aggregated as follows:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Class A Shares:			
Equity compensation plans approved by security holders	0	N/A	371,104
Equity compensation plans not approved by security holders	0	N/A	0
Total	0	N/A	371,104
Class B Shares:			
Equity compensation plans approved by security holders	0	N/A	80,100
Equity compensation plans not approved by security holders	0	N/A	0
Total	0	N/A	80,100

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions will be set forth in the 2009 Proxy Statement under the subheadings "Business to be Transacted – 1. Election of Directors -- Directors' Meetings and Committees" and "-- Certain Business Relationships," which information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services will be set forth in the 2009 Proxy Statement under the heading "Business to be Transacted – 2. Confirmation of Appointment of Independent Registered Public Accounting Firm for the Current Fiscal Year," which information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) The response to Item 15(a)(1) and (2) is set forth beginning at page F-1 of this Form 10-K.

(a) (3) Listing of Exhibits -- See the exhibit index beginning at page X-1 of this Form 10-K.

(b) The response to Item 15(b) is set forth beginning at page X-1 of this Form 10-K.

(c) Financial Statement Schedules -- The response to Item 15(c) is set forth beginning at page F-65 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NACCO Industries, Inc.

By: /s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(principal financial
and accounting officer)

March 13, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr.	Chairman, President and Chief Executive Officer (principal executive officer), Director	March 13, 2009
/s/ Kenneth C. Schilling Kenneth C. Schilling	Vice President and Controller (principal financial and accounting officer)	March 13, 2009
* Owsley Brown II Owsley Brown II	Director	March 13, 2009
* Dennis W. LaBarre Dennis W. LaBarre	Director	March 13, 2009
* Richard de J. Osborne Richard de J. Osborne	Director	March 13, 2009
* Ian M. Ross Ian M. Ross	Director	March 13, 2009
* Michael E. Shannon Michael E. Shannon	Director	March 13, 2009
* Britton T. Taplin Britton T. Taplin	Director	March 13, 2009
* David F. Taplin David F. Taplin	Director	March 13, 2009
* John F. Turben John F. Turben	Director	March 13, 2009
* Eugene Wong Eugene Wong	Director	March 13, 2009

*Kenneth C. Schilling, by signing his name hereto, does hereby sign this Form 10-K on behalf of each of the above named and designated directors of the Company pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.

/s/ Kenneth C. Schilling Kenneth C. Schilling, Attorney-in-Fact	March 13, 2009

[This page intentionally left blank]

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15(a)(1) AND (2), AND ITEM 15(c)

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULES

YEAR ENDED DECEMBER 31, 2008

NACCO INDUSTRIES, INC.

CLEVELAND, OHIO

FORM 10-K

ITEM 15(a)(1) AND (2)

NACCO INDUSTRIES, INC. AND SUBSIDIARIES

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of NACCO Industries, Inc. and Subsidiaries are incorporated by reference in Item 8:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm – For each of the three years in the period ended December 31, 2008.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm on Internal Control over Financial Reporting – Year ended December 31, 2008.

Consolidated Statements of Operations – Year ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Comprehensive Income (Loss) – Year ended December 31, 2008, 2007 and 2006.

Consolidated Balance Sheets – December 31, 2008 and December 31, 2007.

Consolidated Statements of Cash Flows – Year ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Stockholders' Equity – Year ended December 31, 2008, 2007 and 2006.

Notes to Consolidated Financial Statements.

The following consolidated financial statement schedules of NACCO Industries, Inc. and Subsidiaries are included in Item 15(c):

Schedule I -- Condensed Financial Information of the Parent
Schedule II -- Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of NACCO Industries, Inc.

We have audited the accompanying consolidated balance sheets of NACCO Industries, Inc. and Subsidiaries (collectively "the Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NACCO Industries, Inc. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects the information set forth therein.

As explained in Note 2 to the consolidated financial statements, in 2008 the Company changed its method of accounting for inventory from LIFO to FIFO for their wholly owned subsidiary, Hamilton Beach Brands, Inc. On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48). On January 1, 2006, the Company adopted Emerging Issues Task Force No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry and at December 31, 2006 and during 2008, the Company adopted the liability provisions, and measurement date provisions, respectively, of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NACCO Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion thereon.

March 10, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of NACCO Industries, Inc.

We have audited NACCO Industries, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The NACCO Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 10-K. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NACCO Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NACCO Industries, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the three years in the period ended December 31, 2008, and our report dated March 10, 2009 expressed an unqualified opinion thereon.

March 10, 2009

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2008	2007 (a)	2006 (a)
	(In millions, except per share data)		
Revenues	**$ 3,680.3**	$ 3,602.7	$ 3,349.0
Cost of sales	**3,187.0**	3,001.5	2,785.8
Gross Profit	**493.3**	601.2	563.2
Earnings of unconsolidated project mining subsidiaries	**39.4**	37.7	36.0
Operating Expenses			
Selling, general and administrative expenses	**475.5**	492.3	450.4
Goodwill and other intangible assets impairment charges	**435.7**	-	-
Restructuring charges	**9.1**	8.6	0.8
Gain on sale of businesses	**-**	(1.3)	(4.3)
Gain on sale of assets	**(0.3)**	-	(21.3)
	920.0	499.6	425.6
Operating Profit (Loss)	**(387.3)**	139.3	173.6
Other income (expense)			
Interest expense	**(40.6)**	(40.7)	(41.8)
Interest income	**7.6**	12.0	7.5
Income from other unconsolidated affiliates	**4.6**	8.1	6.2
Loss on extinguishment of debt	**-**	-	(17.6)
Unsuccessful merger costs	**(0.8)**	(1.8)	(5.2)
Other	**(2.3)**	(2.7)	(1.2)
	(31.5)	(25.1)	(52.1)
Income (Loss) Before Income Taxes, Minority Interest and Extraordinary Gain	**(418.8)**	114.2	121.5
Income tax provision	**18.6**	23.9	28.2
Income (Loss) Before Minority Interest and Extraordinary Gain	**(437.4)**	90.3	93.3
Minority interest income (loss)	**(0.2)**	0.1	0.7
Income (Loss) Before Extraordinary Gain	**(437.6)**	90.4	94.0
Extraordinary gain, net of $6.9 tax expense in 2006	**-**	-	12.8
Net Income (Loss)	**$ (437.6)**	$ 90.4	$ 106.8
Comprehensive Income (Loss)	**$ (517.0)**	$ 124.7	$ 135.8
Basic Earnings (Loss) per Share:			
Income (Loss) Before Extraordinary Gain	**$ (52.84)**	$ 10.94	$ 11.41
Extraordinary gain, net-of-tax	**-**	-	1.56
Net Income (Loss) per Basic Share	**$ (52.84)**	$ 10.94	$ 12.97
Diluted Earnings (Loss) per Share:			
Income (Loss) Before Extraordinary Gain	**$ (52.84)**	$ 10.93	$ 11.40
Extraordinary gain, net-of-tax	**-**	-	1.56
Net Income (Loss) per Diluted Share	**$ (52.84)**	$ 10.93	$ 12.96

See Notes to Consolidated Financial Statements.

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements for further discussion.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31		
	2008	2007 (a)	2006 (a)
		(In millions)	
Net Income (Loss)	**$ (437.6)**	$ 90.4	$ 106.8
Other comprehensive income (loss)			
Foreign currency translation adjustment	**(49.4)**	28.4	20.4
Reclassification of hedging activities into earnings, net of $1.0 tax expense in 2008, $0.5 tax expense in 2007 and $1.5 tax benefit in 2006	**2.2**	0.8	(2.3)
Current period cash flow hedging activity, net of $2.2 tax benefit in 2008, $3.9 tax benefit in 2007 and $3.1 tax expense in 2006	**(5.6)**	(6.1)	4.6
Pension and post-retirement plan adjustment, net of $14.7 tax benefit in 2008, $5.6 tax expense in 2007 and $1.7 tax expense in 2006	**(26.6)**	11.2	6.3
	(79.4)	34.3	29.0
Comprehensive Income (Loss)	**$ (517.0)**	$ 124.7	$ 135.8

See Notes to Consolidated Financial Statements.

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements for further discussion.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2008	2007 (a)
	(In millions, except share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 138.3**	$ 281.2
Accounts receivable, net of allowances of $21.9 in 2008 and $17.5 in 2007	**419.2**	512.5
Inventories	**480.2**	550.4
Deferred income taxes	**38.2**	51.5
Prepaid expenses and other	**65.3**	38.3
Total Current Assets	**1,141.2**	1,433.9
Property, Plant and Equipment, Net	**358.9**	374.2
Goodwill	**-**	441.9
Coal Supply Agreements and Other Intangibles, Net	**66.7**	71.0
Long-term Deferred Income Taxes	**21.3**	17.6
Other Non-current Assets	**99.8**	88.7
Total Assets	**$ 1,687.9**	$ 2,427.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 376.4**	$ 505.0
Revolving credit agreements - not guaranteed by the parent company	**6.4**	31.9
Current maturities of long-term debt - not guaranteed by the parent company	**42.6**	35.2
Accrued payroll	**34.2**	63.8
Accrued warranty	**46.3**	39.0
Deferred revenue	**17.7**	18.4
Other current liabilities	**151.7**	163.0
Total Current Liabilities	**675.3**	856.3
Long-term Debt - not guaranteed by the parent company	**400.5**	439.5
Pension and other Post-retirement Obligations	**100.9**	74.2
Other Long-term Liabilities	**154.3**	165.9
Total Liabilities	**1,331.0**	1,535.9
Minority Interest	**0.2**	-
Stockholders' Equity		
Common stock:		
Class A, par value $1 per share, 6,680,652 shares outstanding (2007 - 6,661,102 shares outstanding)	**6.7**	6.7
Class B, par value $1 per share, convertible into Class A on a one-for-one basis, 1,605,226 shares outstanding (2007 - 1,607,442 shares outstanding)	**1.6**	1.6
Capital in excess of par value	**14.4**	14.1
Retained earnings	**399.3**	854.9
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustment	**17.4**	66.8
Deferred loss on cash flow hedging	**(9.1)**	(5.7)
Pension and post-retirement plan adjustment	**(73.6)**	(47.0)
	356.7	891.4
Total Liabilities and Stockholders' Equity	**$ 1,687.9**	$ 2,427.3

See Notes to Consolidated Financial Statements.

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements for further discussion.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2008	2007 (a)	2006 (a)
		(In millions)	
Operating Activities			
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion and amortization	**60.5**	60.8	62.7
Amortization of deferred financing fees	**2.0**	2.0	2.2
Loss on extinguishment of debt	**-**	-	17.6
Deferred income taxes	**20.3**	4.9	9.1
Goodwill and other intangible assets impairment charges	**435.7**	-	-
Restructuring charges	**9.1**	8.6	0.8
Minority interest (income) loss	**0.2**	(0.1)	(0.7)
Extraordinary gain	**-**	-	(12.8)
Gain on sale of assets	**(0.3)**	-	(21.3)
Gain on sale of businesses	**-**	(1.3)	(4.3)
Other	**10.9**	(6.4)	(8.0)
Working capital changes, excluding the effect of business acquisitions and dispositions:			
Accounts receivable	**15.1**	(112.3)	(17.1)
Inventories	**36.5**	(43.8)	(7.3)
Other current assets	**(4.4)**	(4.5)	2.1
Accounts payable	**(108.8)**	70.2	32.8
Other liabilities	**(34.3)**	12.9	10.9
Net cash provided by operating activities	**4.9**	81.4	173.5
Investing Activities			
Expenditures for property, plant and equipment	**(71.9)**	(68.8)	(74.6)
Proceeds from the sale of assets	**5.3**	2.7	47.8
Proceeds from the sale of businesses	**-**	5.7	4.0
Acquisition of business	**-**	-	(14.2)
Other	**(4.8)**	0.5	1.7
Net cash used for investing activities	**(71.4)**	(59.9)	(35.3)
Financing Activities			
Additions to long-term debt	**31.7**	147.4	247.8
Reductions of long-term debt	**(71.9)**	(66.8)	(316.9)
Net additions (reductions) to revolving credit agreements	**(25.9)**	2.7	(4.1)
Cash dividends paid	**(16.9)**	(16.4)	(15.7)
Premium on extinguishment of debt	**-**	-	(12.5)
Financing fees paid	**(0.1)**	(2.5)	(5.1)
Other	**-**	-	0.7
Net cash provided by (used for) financing activities	**(83.1)**	64.4	(105.8)
Effect of exchange rate changes on cash	**6.7**	(1.4)	(2.2)
Cash and Cash Equivalents			
Increase (decrease) for the year	**(142.9)**	84.5	30.2
Balance at the beginning of the year	**281.2**	196.7	166.5
Balance at the end of the year	**$ 138.3**	$ 281.2	$ 196.7

See Notes to Consolidated Financial Statements.
(a) As revised for HBB change from the LIFO to FIFO inventory valuation method.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year Ended December 31		
	2008	2007 (a)	2006 (a)
	(In millions, except per share data)		
Class A Common Stock			
Beginning balance	**$ 6.7**	$ 6.7	$ 6.6
Shares issued under stock compensation plans	**-**	-	0.1
	6.7	6.7	6.7
Class B Common Stock	**1.6**	1.6	1.6
Capital in Excess of Par Value			
Beginning balance	**14.1**	12.5	7.2
Stock-based compensation	**-**	1.1	4.0
Shares issued under stock compensation plans	**0.3**	0.5	1.3
	14.4	14.1	12.5
Retained Earnings			
Balance as of December 31:			
2007	**854.9**	-	-
2006	**-**	790.7	-
2005	**-**	-	729.6
Prior period adjustment for HBB change from LIFO to FIFO	**-**	-	(2.4)
Cumulative effect of accounting change for SFAS No. 158, net of $0.5 tax benefit	**(1.1)**	-	-
Cumulative effect of accounting change for FIN No. 48	**-**	(9.8)	-
Cumulative effect of accounting change for EITF No. 04-6, net of $14.9 tax benefit	**-**	-	(27.6)
Beginning balance	**853.8**	780.9	699.6
Net income (loss)	**(437.6)**	90.4	106.8
Cash dividends on Class A and Class B common stock:			
2008: $2.045 per share	**(16.9)**	-	-
2007: $1.980 per share	**-**	(16.4)	-
2006: $1.905 per share	**-**	-	(15.7)
	399.3	854.9	790.7
Accumulated Other Comprehensive Income (Loss)			
Beginning balance	**14.1**	(20.2)	(41.7)
Foreign currency translation adjustment	**(49.4)**	28.4	20.4
Reclassification of hedging activities into earnings	**2.2**	0.8	(2.3)
Current period cash flow hedging activity	**(5.6)**	(6.1)	4.6
Pension and post-retirement plan adjustment	**(31.8)**	0.4	-
Cumulative effect of accounting change for SFAS No. 158	**1.0**	-	(7.5)
Reclassification of pension and post-retirement activities into earnings	**4.2**	10.8	6.3
	(65.3)	14.1	(20.2)
Total Stockholders' Equity	**$ 356.7**	$ 891.4	$ 791.3

See Notes to Consolidated Financial Statements.

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method.
See Note 2 to the Consolidated Financial Statements for further discussion.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 1--Principles of Consolidation and Nature of Operations

The Consolidated Financial Statements include the accounts of NACCO Industries, Inc. (the parent company or "NACCO") and its wholly owned subsidiaries ("NACCO Industries, Inc. and Subsidiaries," or the "Company"). Intercompany accounts and transactions are eliminated in consolidation. Also included is Shanghai Hyster Forklift Ltd., a 70% owned joint venture of NMHG in China. The Company's subsidiaries operate in the following principal industries: lift trucks, housewares distribution, housewares retail and mining. The Company manages its subsidiaries primarily by industry; however, the Company manages its lift truck operations as two reportable segments: wholesale manufacturing and retail distribution.

NMHG Holding Co. ("NMHG") designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NMHG manages its operations as two reportable segments: wholesale manufacturing ("NMHG Wholesale") and retail distribution ("NMHG Retail"). NMHG Wholesale includes the manufacture, sale and leasing of lift trucks and related service parts, primarily to independent and wholly owned Hyster® and Yale® retail dealerships. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, The Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil. NMHG Retail includes the sale, leasing and service of Hyster® and Yale® lift trucks and related service parts by wholly owned retail dealerships. The sale of service parts represents approximately 13% of total NMHG revenues as reported for each of 2008, 2007 and 2006. Hamilton Beach Brands, Inc. ("HBB") is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. The Kitchen Collection, Inc. ("KC") is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation and its affiliated coal companies (collectively, "NACoal") mine and market lignite coal primarily as fuel for power generation and provide selected value-added mining services for other natural resources companies.

Three of NACoal's wholly owned subsidiaries, The Coteau Properties Company ("Coteau"), The Falkirk Mining Company and The Sabine Mining Company (collectively, the "project mining subsidiaries"), meet the definition of a variable interest entity pursuant to Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities." The project mining subsidiaries were developed between 1974 and 1981 and operate lignite coal mines under long-term contracts with various utility customers. The contracts with the project mining subsidiaries' utility customers allow each mine to sell lignite coal at a price based on actual cost plus an agreed pre-tax profit per ton. The taxes resulting from earnings of the project mining subsidiaries are solely the responsibility of the Company. These entities are capitalized primarily with debt financing, which the utility customers have arranged and guaranteed. The obligations of the project mining subsidiaries are without recourse to NACCO and NACoal. Although NACoal owns 100% of the stock and manages the daily operations of these entities, the Company has determined that the equity capital provided by NACoal is not sufficient to adequately finance the ongoing activities of the project mining subsidiaries or absorb any expected losses without additional support from the utility customers. As a result, NACoal is not the primary beneficiary and therefore does not consolidate these entities. See Note 21 for further discussion.

Investments in Sumitomo-NACCO Materials Handling Company, Ltd. ("SN"), a 50% owned joint venture, and NMHG Financial Services, Inc. ("NFS"), a 20% owned joint venture, are also accounted for by the equity method. SN operates manufacturing facilities in Japan and the Philippines from which NMHG purchases certain components and internal combustion lift trucks. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. NFS is a joint venture with General Electric Capital Corporation ("GECC"), formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and National Account customers in the United States. National Account customers are large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. The Company's percentage share of the net income or loss from its equity investments is reported on the line "Income from other unconsolidated affiliates" in the "Other income (expense)" portion of the Consolidated Statements of Operations.

NOTE 2--Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments. These estimates and judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash in banks and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Net of Allowances: Allowances for doubtful accounts are maintained against accounts receivable for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. Accounts are written off against the allowance when it becomes evident collection will not occur.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") method for manufactured inventories in the United States and for certain retail inventories. The weighted average method is used for coal inventory. KC retail inventories are stated at the lower of cost or market using the retail inventory method. The first-in, first-out ("FIFO") method is used with respect to all other inventories. Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs.

On December 31, 2008, HBB elected to change its method of valuing its inventory to the FIFO method, whereas in all prior years inventory was valued using the LIFO method. The Company and HBB believe that the FIFO method of inventory valuation is preferable because:

(1) the majority of HBB's competitors are using the FIFO method,
(2) the FIFO method results in the valuation of HBB inventories at more current costs on the consolidated balance sheet, which proves a more meaningful presentation for investors, and
(3) the change conforms to a single method of accounting for all of HBB's inventories.

Comparative financial statements of prior years have been adjusted to apply the new method retrospectively. The following financial statement line items for fiscal years 2007 and 2006 were affected by the change in accounting principle:

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Year Ended December 31, 2007		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
Revenues	$ 3,602.7	$ -	$ 3,602.7
Cost of sales	3,003.4	(1.9)	3,001.5
Gross Profit	599.3	1.9	601.2
Earnings of unconsolidated project mining subsidiaries	37.7	-	37.7
Operating Expenses			
Selling, general and administrative expenses	492.3	-	492.3
Restructuring charges	8.6	-	8.6
Gain on sale of businesses	(1.3)	-	(1.3)
(Gain) loss on sale of assets	-	-	-
	499.6	-	499.6
Operating Profit	137.4	1.9	139.3
Other income (expense)			
Interest expense	(40.7)	-	(40.7)
Interest income	12.0	-	12.0
Income from other unconsolidated affiliates	8.1	-	8.1
Loss on extinguishment of debt	-	-	-
Unsuccessful merger costs	(1.8)	-	(1.8)
Other	(2.7)	-	(2.7)
	(25.1)	-	(25.1)
Income Before Income Taxes, Minority Interest and Extraordinary Gain	112.3	1.9	114.2
Income tax provision	23.1	0.8	23.9
Income Before Minority Interest and Extraordinary Gain	89.2	1.1	90.3
Minority interest income	0.1	-	0.1
Income Before Extraordinary Gain	89.3	1.1	90.4
Extraordinary gain	-	-	-
Net Income	$ 89.3	$ 1.1	$ 90.4
Comprehensive Income	$ 123.6	$ 1.1	$ 124.7
Basic Earnings per Share:			
Income Before Extraordinary Gain	$ 10.81	$ 0.13	$ 10.94
Extraordinary gain, net-of-tax	-	-	-
Net Income per Basic Share	$ 10.81	$ 0.13	$ 10.94
Diluted Earnings per Share:			
Income Before Extraordinary Gain	$ 10.80	$ 0.13	$ 10.93
Extraordinary gain, net-of-tax	-	-	-
Net Income per Diluted Share	$ 10.80	$ 0.13	$ 10.93

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Year Ended December 31, 2006		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
Revenues	$ 3,349.0	$ -	$ 3,349.0
Cost of sales	2,786.8	(1.0)	2,785.8
Gross Profit	562.2	1.0	563.2
Earnings of unconsolidated project mining subsidiaries	36.0	-	36.0
Operating Expenses			
Selling, general and administrative expenses	450.4	-	450.4
Restructuring charges	0.8	-	0.8
Gain on sale of businesses	(4.3)	-	(4.3)
Gain on sale of assets	(21.3)	-	(21.3)
	425.6	-	425.6
Operating Profit	172.6	1.0	173.6
Other income (expense)			
Interest expense	(41.8)	-	(41.8)
Interest income	7.5	-	7.5
Income from other unconsolidated affiliates	6.2	-	6.2
Loss on extinguishment of debt	(17.6)	-	(17.6)
Unsuccessful merger costs	(5.2)	-	(5.2)
Other	(1.2)	-	(1.2)
	(52.1)	-	(52.1)
Income Before Income Taxes, Minority Interest and Extraordinary Gain	120.5	1.0	121.5
Income tax provision	27.8	0.4	28.2
Income Before Minority Interest and Extraordinary Gain	92.7	0.6	93.3
Minority interest income	0.7	-	0.7
Income Before Extraordinary Gain	93.4	0.6	94.0
Extraordinary gain, net of $6.9 tax expense	12.8	-	12.8
Net Income	$ 106.2	$ 0.6	$ 106.8
Comprehensive Income	$ 135.2	$ 0.6	$ 135.8
Basic Earnings per Share:			
Income Before Extraordinary Gain	$ 11.34	$ 0.07	$ 11.41
Extraordinary gain, net-of-tax	1.56	-	1.56
Net Income per Basic Share	$ 12.90	$ 0.07	$ 12.97
Diluted Earnings per Share:			
Income Before Extraordinary Gain	$ 11.33	$ 0.07	$ 11.40
Extraordinary gain, net-of-tax	1.56	-	1.56
Net Income per Diluted Share	$ 12.89	$ 0.07	$ 12.96

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	December 31, 2007		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
ASSETS			
Current Assets			
Cash and cash equivalents	$ 281.2	$ -	$ 281.2
Accounts receivable, net	512.5	-	512.5
Inventories	551.5	(1.1)	550.4
Deferred income taxes	51.1	0.4	51.5
Prepaid expenses and other	38.3	-	38.3
Total Current Assets	1,434.6	(0.7)	1,433.9
Property, Plant and Equipment, Net	374.2	-	374.2
Goodwill	441.9	-	441.9
Coal Supply Agreements and Other Intangibles, Net	71.0	-	71.0
Long-term Deferred Income Taxes	17.6	-	17.6
Other Non-current Assets	88.7	-	88.7
Total Assets	$ 2,428.0	$ (0.7)	$ 2,427.3
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable	$ 505.0	$ -	$ 505.0
Revolving credit agreements - not guaranteed by the parent company	31.9	-	31.9
Current maturities of long-term debt - not guaranteed by the parent company	35.2	-	35.2
Accrued payroll	63.8	-	63.8
Accrued warranty	39.0	-	39.0
Deferred revenue	18.4	-	18.4
Other current liabilities	163.0	-	163.0
Total Current Liabilities	856.3	-	856.3
Long-term Debt - not guaranteed by the parent company	439.5	-	439.5
Pension and other Post-retirement Obligations	74.2	-	74.2
Other Long-term Liabilities	165.9	-	165.9
Total Liabilities	1,535.9	-	1,535.9
Minority Interest	-	-	-
Stockholders' Equity			
Common stock:			
Class A, par value $1 per share, 6,680,652 shares outstanding (2007 - 6,661,102 shares outstanding)	6.7	-	6.7
Class B, par value $1 per share, convertible into Class A on a one-for-one basis, 1,605,226 shares outstanding (2007 - 1,607,442 shares outstanding)	1.6	-	1.6
Capital in excess of par value	14.1	-	14.1
Retained earnings	855.6	(0.7)	854.9
Accumulated other comprehensive income (loss):			
Foreign currency translation adjustment	66.8	-	66.8
Deferred loss on cash flow hedging	(5.7)	-	(5.7)
Pension and post-retirement plan adjustment	(47.0)	-	(47.0)
	892.1	(0.7)	891.4
Total Liabilities and Stockholders' Equity	$ 2,428.0	$ (0.7)	$ 2,427.3

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Year Ended December 31, 2007		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
Operating Activities			
Net income	$ 89.3	$ 1.1	$ 90.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	60.8	-	60.8
Amortization of deferred financing fees	2.0	-	2.0
Loss on extinguishment of debt	-	-	-
Deferred income taxes	4.1	0.8	4.9
Restructuring charges	8.6	-	8.6
Minority interest (income) loss	(0.1)	-	(0.1)
Extraordinary gain	-	-	-
Gain on sale of assets	-	-	-
Gain on sale of businesses	(1.3)	-	(1.3)
Other	(6.4)	-	(6.4)
Working capital changes, excluding the effect of business acquisitions and dispositions:			
Accounts receivable	(112.3)	-	(112.3)
Inventories	(41.9)	(1.9)	(43.8)
Other current assets	(4.5)	-	(4.5)
Accounts payable	70.2	-	70.2
Other liabilities	12.9	-	12.9
Net cash provided by operating activities	81.4	-	81.4
Investing Activities			
Expenditures for property, plant and equipment	(68.8)	-	(68.8)
Proceeds from the sale of assets	2.7	-	2.7
Proceeds from the sale of businesses	5.7	-	5.7
Acquisition of business	-	-	-
Other	0.5	-	0.5
Net cash used for investing activities	(59.9)	-	(59.9)
Financing Activities			
Additions to long-term debt	147.4	-	147.4
Reductions of long-term debt	(66.8)	-	(66.8)
Net additions (reductions) to revolving credit agreements	2.7	-	2.7
Cash dividends paid	(16.4)	-	(16.4)
Premium on extinguishment of debt	-	-	-
Financing fees paid	(2.5)	-	(2.5)
Other	-	-	-
Net cash provided by financing activities	64.4	-	64.4
Effect of exchange rate changes on cash	(1.4)	-	(1.4)
Cash and Cash Equivalents			
Increase for the year	84.5	-	84.5
Balance at the beginning of the year	196.7	-	196.7
Balance at the end of the year	$ 281.2	$ -	$ 281.2

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Year Ended December 31, 2006		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
Operating Activities			
Net income	$ 106.2	$ 0.6	$ 106.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	62.7	-	62.7
Amortization of deferred financing fees	2.2	-	2.2
Loss on extinguishment of debt	17.6	-	17.6
Deferred income taxes	8.7	0.4	9.1
Restructuring charges	0.8	-	0.8
Minority interest (income) loss	(0.7)	-	(0.7)
Extraordinary gain	(12.8)	-	(12.8)
Gain on sale of assets	(21.3)	-	(21.3)
Gain on sale of businesses	(4.3)	-	(4.3)
Other	(8.0)	-	(8.0)
Working capital changes, excluding the effect of business acquisitions and dispositions:			
Accounts receivable	(17.1)	-	(17.1)
Inventories	(6.3)	(1.0)	(7.3)
Other current assets	2.1	-	2.1
Accounts payable	32.8	-	32.8
Other liabilities	10.9	-	10.9
Net cash provided by operating activities	173.5	-	173.5
Investing Activities			
Expenditures for property, plant and equipment	(74.6)	-	(74.6)
Proceeds from the sale of assets	47.8	-	47.8
Proceeds from the sale of businesses	4.0	-	4.0
Acquisition of business	(14.2)	-	(14.2)
Other	1.7	-	1.7
Net cash used for investing activities	(35.3)	-	(35.3)
Financing Activities			
Additions to long-term debt	247.8	-	247.8
Reductions of long-term debt	(316.9)	-	(316.9)
Net additions (reductions) to revolving credit agreements	(4.1)	-	(4.1)
Cash dividends paid	(15.7)	-	(15.7)
Premium on extinguishment of debt	(12.5)	-	(12.5)
Financing fees paid	(5.1)	-	(5.1)
Other	0.7	-	0.7
Net cash used for financing activities	(105.8)	-	(105.8)
Effect of exchange rate changes on cash	(2.2)	-	(2.2)
Cash and Cash Equivalents			
Increase for the year	30.2	-	30.2
Balance at the beginning of the year	166.5	-	166.5
Balance at the end of the year	$ 196.7	$ -	$ 196.7

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Year Ended December 31, 2007		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
Class A Common Stock	$ 6.7	$ -	$ 6.7
Class B Common Stock	1.6	-	1.6
Capital in Excess of Par Value	14.1	-	14.1
Retained Earnings	855.6	(0.7)	854.9
Accumulated Other Comprehensive Income (Loss)	14.1	-	14.1
Total Stockholders' Equity	$ 892.1	$ (0.7)	$ 891.4

	Year Ended December 31, 2006		
	As Previously Reported	HBB LIFO to FIFO Change	As Revised
Class A Common Stock	$ 6.7	$ -	$ 6.7
Class B Common Stock	1.6	-	1.6
Capital in Excess of Par Value	12.5	-	12.5
Retained Earnings	792.5	(1.8)	790.7
Accumulated Other Comprehensive Income (Loss)	(20.2)	-	(20.2)
Total Stockholders' Equity	$ 793.1	$ (1.8)	$ 791.3

Property, Plant and Equipment, Net: Property, plant and equipment are recorded at cost. Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of the assets, including assets recorded under capital leases, over their estimated useful lives using the straight-line method. Buildings are depreciated using a 40-year life or, at NACoal, over the life of the mines, which range from ten to 30 years. Estimated lives for machinery and equipment range from three to 15 years and for building improvements from five to 40 years. The units-of-production method is used to amortize certain tooling for sourced products and certain coal-related assets based on estimated recoverable tonnages. Capital grants received for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense. Repairs and maintenance costs are generally expensed when incurred.

Long-Lived Assets: The Company periodically evaluates long-lived assets for impairment when changes in circumstances or the occurrence of certain events indicate the carrying amount of an asset may not be recoverable. Upon identification of indicators of impairment, the Company evaluates the carrying value of the asset by comparing the estimated future undiscounted cash flows generated from the use of the asset and its eventual disposition with the asset's net carrying value. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount that the carrying value of the long-lived asset exceeds its fair value. Fair value is estimated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company performed an impairment analysis of certain long-lived assets as of December 31, 2008. Based on the Company's analysis, all remaining long-lived assets with finite lives were not impaired as of December 31, 2008.

Goodwill: Goodwill represents the excess purchase price paid over the fair value of the net assets acquired. The Company evaluates the carrying value of goodwill for impairment annually as of May 1st and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. When evaluating whether goodwill is impaired, the Company compares the value, as determined under SFAS No. 142, of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount. Impairment exists when the carrying amount of goodwill exceeds its value, as determined under SFAS No. 142. The Company estimates the value, as determined under SFAS No. 142, of the reporting unit using a model developed by the Company which incorporates estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and the applicable cost of capital used to discount those estimated cash flows.

During the fourth quarter of 2008, the Company's stock price and operating results significantly declined when compared with previous periods and the Company's market value of equity was below the book value of tangible assets and the book value of equity. The decline in stock price, among other items, were indicators of impairment and therefore, the Company performed an interim goodwill impairment test as of December 31, 2008. The Company reduced its forecasted future cash flows based on the current deterioration and future uncertainty of global economic conditions for this interim test. The changes were based on significantly reduced 2008 operating results and a high level of uncertainty regarding the timing of the recovery of the economy. In addition to the impairment testing requirements of SFAS No. 142, the Company was required to perform a reconciliation of its market value of equity to the implied aggregated value of equity of its reporting units. This reconciliation required a cost of capital assumption well above normal market levels and, therefore, the second

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

step of goodwill analysis under SFAS No. 142 was required. The Company's analysis indicated that the current value of goodwill at each of its reporting units was impaired as of December 31, 2008. Accordingly, the Company recognized an impairment charge of $434.4 million for goodwill in the fourth quarter of 2008.

Coal Supply Agreements and Other Intangibles, Net: The coal supply agreements represent long-term supply agreements with customers and are recorded based on the fair value at the date of acquisition. These intangible assets are being amortized based on units of production over the lives of the applicable coal supply agreements, which are from ten to 30 years. The Company's other intangible assets consist primarily of customer relationship intangibles. The Company reviews identified intangible assets for impairment whenever changes in circumstances or the occurrence of certain events indicate potential impairment. The Company performed an impairment analysis of its other intangible assets that indicated the value, as determined under SFAS No. 142, of certain intangible assets was below book value and was impaired as of December 31, 2008. Accordingly, the Company recorded an impairment charge of $1.3 million for other intangible assets at NMHG and KC during the fourth quarter of 2008.

Restructuring Reserves: Restructuring reserves reflect estimates related to employee-related costs, lease termination costs and other exit costs. Lease termination costs include remaining payments due under existing lease agreements after the cease-use date, less estimated sublease income and any lease cancellation fees. Other costs include costs to move equipment and costs incurred to close a facility. Actual costs could differ from management estimates, resulting in additional expense or the reversal of previously recorded expenses.

Self-insurance Liabilities: The Company is generally self-insured for product liability, environmental liability, medical, certain workers' compensation claims and certain closed mine liabilities. For product liability, catastrophic coverage is retained for potentially significant individual claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management's judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, inflation rates, medical costs and actual experience could cause estimates to change in the near term.

Revenue Recognition: Revenues are generally recognized when title transfers and risk of loss passes as customer orders are completed and shipped. For NMHG's National Account customers, revenue is recognized upon customer acceptance. Under its mining contracts, the Company recognizes revenue as the coal is delivered and limerock is mined.

Products generally are not sold with the right of return. However, based on the Company's historical experience, a portion of products sold is estimated to be returned due to reasons such as buyer remorse, duplicate gifts received, product failure and excess inventory stocked by the customer, which, subject to certain terms and conditions, the Company will agree to accept. The Company records estimated reductions to revenues at the time of the sale based upon this historical experience and the limited right of return provided to the Company's customers.

The Company also records estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. At NMHG, lift truck sales revenue is recorded net of projected discounts. The estimated discount amount is based upon historical trends for each lift truck model. In addition to standard discounts, dealers can also request additional discounts that allow them to offer price concessions to customers. From time to time, NMHG offers special incentives to increase retail share or dealer stock and offers certain customers volume rebates if a specified cumulative level of purchases is obtained. At HBB, net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns and allowances for defective products. At KC, retail markdowns are incorporated into KC's retail method of accounting for cost of sales. Additionally, the Company provides for the estimated cost of product warranties at the time revenues are recognized.

NMHG sells some lift trucks with multiple deliverables, including future product maintenance. Under these arrangements, the revenue related to the undelivered portion is determined based on vendor specific objective evidence and deferred until it can be properly recognized under company policy in accordance with Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Maintenance revenues are recognized in proportion to expected maintenance expenses.

Advertising Costs: Advertising costs, except for direct response advertising, are expensed as incurred. Total advertising expense was $23.8 million, $25.7 million and $25.3 million in 2008, 2007 and 2006, respectively. Included in these advertising costs are amounts related to cooperative advertising programs at HBB that are recorded as a reduction of sales in the Consolidated Statements of Operations as related revenues are recognized, as required by EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Direct response advertising, which consists primarily of costs to produce television commercials for HBB products, is capitalized and amortized over the expected period of future benefits. No assets related to direct response advertising were capitalized at December 31, 2008 or 2007.

Product Development Costs: Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $62.5 million, $62.6 million and $59.8 million in 2008, 2007 and 2006, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Shipping and Handling Costs: Shipping and handling costs billed to customers are recognized as revenue and shipping and handling costs incurred by the Company are included in cost of sales.

Taxes Collected from Customers and Remitted to Governmental Authorities: The Company collects various taxes and fees as an agent in connection with the sale of products and remits these amounts to the respective taxing authorities. These taxes and fees have been presented on a net basis in the Consolidated Statements of Operations and are recorded as a liability until remitted to the respective taxing authority.

Stock Compensation: The Company maintains long-term incentive programs at all of its subsidiaries. The parent company has a stock compensation plan for a limited number of executives that allows the grant of shares of Class A common stock, subject to restrictions, as a means of retaining and rewarding them for long-term performance and to increase ownership in the Company. Shares awarded under the plan are fully vested and entitle the stockholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. The restriction period ends at the earliest of (i) five years after the participant's retirement date, (ii) ten years from the award date, or (iii) the participant's death or permanent disability. Pursuant to this plan, the Company issued 12,082 and 27,810 shares related to the years ended December 31, 2007 and 2006, respectively. Compensation expense related to these share awards was $1.2 million ($0.8 million net of tax) and $3.8 million ($2.5 million net of tax) for the years ended December 31, 2007 and 2006, respectively. Compensation expense represents fair value based on the market price of the shares. No shares were issued related to the year ended December 31, 2008.

The Company also has a stock compensation plan for non-employee directors of the Company under which $30,000 of the non-employee directors' annual retainer of $55,000 is paid in restricted shares of Class A common stock. Shares awarded under the plan are fully vested and entitle the stockholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. The restriction period ends at the earliest of (i) ten years from the award date, (ii) the date of the director's death or permanent disability, (iii) five years (or earlier with the approval of the Board of Directors) after the director's date of retirement from the Board of Directors, or (iv) the date of the participant's retirement from the Board of Directors and the director has reached 70 years of age. Pursuant to this plan, the Company issued 3,618, 2,115 and 2,206 shares related to the years ended December 31, 2008, 2007 and 2006, respectively. In addition to the mandatory $30,000 retainer fee received in restricted stock, directors may elect to receive shares of Class A common stock in lieu of cash for up to 100% of the balance of their annual retainer, meeting attendance fees, committee retainer and any committee chairman's fees. These voluntary shares are not subject to any restrictions. Total shares issued under voluntary elections were 1,067, 623 and 703 in 2008, 2007 and 2006, respectively. Compensation expense related to these awards was $0.3 million ($0.2 million net of tax) for each of the years ended December 31, 2008, 2007 and 2006. Compensation expense represents fair value based on the market price of the shares at the grant date.

Foreign Currency: Assets and liabilities of foreign operations are translated into U.S. dollars at the fiscal year-end exchange rate. The related translation adjustments are recorded as a separate component of stockholders' equity, except for NMHG's Mexican operations. The U.S. dollar is considered the functional currency for NMHG's Mexican operations and, therefore, the effect of translating assets and liabilities from the Mexican peso to the U.S. dollar is recorded in results of operations. Revenues and expenses of all foreign operations are translated using average monthly exchange rates prevailing during the year.

Financial Instruments and Derivative Financial Instruments: Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit agreements, long-term debt, interest rate swap agreements and forward foreign currency exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. These contracts hedge firm commitments and forecasted transactions relating to cash flows associated with sales and purchases denominated in currencies other than the subsidiaries' functional currencies. Changes in the fair value of forward foreign currency exchange contracts that are effective as hedges are recorded in accumulated other comprehensive income (loss) ("OCI"). Deferred gains or losses are reclassified from OCI to the Consolidated Statement of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in cost of sales.

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon the three-month and six-month LIBOR (London Interbank Offered Rate). Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in OCI. Deferred gains or losses are reclassified from OCI to the Consolidated Statement of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in interest expense. The ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings and included on the line "Other" in the "Other income (expense)" section of the Consolidated Statements of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Interest rate swap agreements and forward foreign currency exchange contracts held by the Company have been designated as hedges of forecasted cash flows. The Company does not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges as defined in Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The Company periodically enters into foreign currency exchange contracts that do not meet the criteria for hedge accounting in accordance with SFAS No. 133. These derivatives are used to reduce the Company's exposure to foreign currency risk related to forecasted purchase or sales transactions or forecasted intercompany cash payments or settlements. Gains and losses on these derivatives are included on the line "Other" in the "Other income (expense)" section of the Consolidated Statements of Operations.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

See Note 12 for further discussion of derivative financial instruments.

Recently Issued Accounting Standards

Accounting Standards adopted in 2008:

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 apply under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities, and for fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material effect on the Company's financial position or results of operations. See Note 12 for additional disclosures required by SFAS No. 157.

SFAS No. 158: In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an entity to recognize the funded status of a defined benefit postretirement plan in its statement of financial position measured as the difference between the fair value of plan assets and the benefit obligation. For a pension plan, the benefit obligation would be the projected benefit obligation; for any other postretirement benefit plan, the benefit obligation would be the accumulated postretirement benefit obligation. The pronouncement also requires entities to recognize the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of OCI and measure defined benefit plan assets and obligations as of the date of the employer's statement of financial position. The pronouncement also requires disclosure of additional information in the notes to financial statements about certain effects of net periodic benefit cost in the subsequent fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. During 2008, the Company changed the measurement date of its postretirement benefit plans from September 30 to December 31, the date of its statement of financial position. As a result, an adjustment of three-fifteenths of the net periodic benefit cost determined for the period from September 30, 2007 to December 31, 2008 was recorded to opening retained earnings on January 1, 2008. The remaining twelve-fifteenths have been recognized as net periodic benefit cost during 2008.

SFAS No. 159: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not elect to measure its financial instruments or any other items at fair value as permitted by SFAS No. 159. Therefore, the adoption of SFAS No. 159 did not have a material effect on the Company's financial position or results of operations.

SFAS No. 161: In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 modifies existing requirements to include qualitative disclosures regarding the objectives and strategies for using derivatives, fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The pronouncement also requires the cross-referencing of derivative disclosures within the financial statements and notes thereto. The requirements of SFAS No. 161 are effective for interim and annual periods beginning after November 15, 2008. The Company adopted SFAS No. 161 as of December 31, 2008 and has included the additional disclosures in Note 12.

SFAS No. 162: In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

be used in the preparation of financial statements that are prepared in conformity with U.S. generally accepted accounting principles. The pronouncement orders the sources of accounting principles into four categories and specifies that an entity shall follow the accounting treatment specified by the accounting principle from the source in the highest category. SFAS No. 162 also specifies that if the accounting treatment for a transaction or event is not specified by an accounting principle in one of the four categories, an entity shall first consider accounting principles for similar transactions or events within the four categories. An entity shall not follow the accounting treatment specified in accounting principles for similar transactions or events in cases in which those accounting principles either prohibit the application of the accounting treatment to the particular transaction or event or indicate that the accounting treatment should not be applied by analogy. Any effect of applying the provisions of SFAS No. 162 shall be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 162 was effective November 15, 2008. The adoption of SFAS No. 162 did not have a material effect on the Company's financial position or results of operations.

FSP No. FIN 39-1: In April 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 39-1, "Amendment of FASB Interpretation No. 39." The Company adopted the provisions of FSP No. FIN 39-1 on January 1, 2008. In accordance with FSP No. FIN 39-1, the Company offsets fair value amounts (or amounts that approximate fair value) recognized in the Consolidated Balance Sheets related to foreign currency exchange contracts executed with the same counterparty. Prior to the adoption of FSP No. FIN 39-1, the Company offset the fair value amounts recognized for foreign currency exchange contracts executed with the same counterparty in accordance with FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts."

FSP FAS 140-4 and FIN 46(R)-8: In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Entities." This FSP amends both SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and FIN No. 46(R), "Consolidation of Variable Interest Entities." This FSP requires additional disclosures by public companies about transfers of financial assets and interests in variable interest entities. The FSP is effective for reporting periods that end after December 15, 2008. The Company adopted the FSP as of December 31, 2008 and has included additional disclosures in Notes 2, 14 and 21.

Accounting Standards adopted in 2007:

SFAS No. 155: In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 was effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006. SFAS No. 155 did not have a material impact on the Company's financial position or results of operations upon adoption.

SFAS No. 156: In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer's financial assets that meets the requirements for sale accounting, a transfer of the servicer's financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 was effective for transactions entered into after the beginning of the first fiscal year that began after September 15, 2006. SFAS No. 156 did not have a material impact on the Company's financial position or results of operations upon adoption.

FIN No. 48: In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The pronouncement prescribes a recognition threshold and measurement attributable to financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain taxes. FIN No. 48 was effective for fiscal years beginning after December 15, 2006. As a result of the adoption of FIN No. 48 on January 1,

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2007, the Company recognized a cumulative effect of accounting change of $9.8 million, which decreased beginning retained earnings in the accompanying Consolidated Statement of Stockholders' Equity for the year ended December 31, 2007 and increased "Self-insurance and Other Liabilities" in the accompanying Consolidated Balance Sheet as of December 31, 2007.

Accounting Standards Not Yet Adopted:

SFAS No. 141R: In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R modifies the accounting for business combinations by requiring that acquired assets and assumed liabilities be recorded at fair value, contingent consideration arrangements be recorded at fair value on the date of the acquisition and preacquisition contingencies will generally be accounted for in purchase accounting at fair value. The pronouncement also requires that transaction costs be expensed as incurred, acquired research and development be capitalized as an indefinite-lived intangible asset and the requirements of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," be met at the acquisition date in order to accrue for a restructuring plan in purchase accounting. SFAS No. 141R is required to be adopted prospectively effective for fiscal years beginning on or after December 15, 2008.

SFAS No. 160: In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 modifies the reporting for noncontrolling interests in the balance sheet and minority interest income (loss) in the income statement. The pronouncement also requires that increases and decreases in the noncontrolling ownership interest amount be accounted for as equity transactions. SFAS No. 160 is required to be adopted prospectively, with limited exceptions, effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material effect on its financial position or results of operations.

Reclassifications: Certain amounts in the prior periods' Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

NOTE 3--Restructuring and Related Programs

NMHG 2008 Program

During 2008, based on the decline in economic conditions that are expected to continue in 2009, NMHG's management reduced its number of employees worldwide. As a result, NMHG recognized a charge of approximately $6.3 million in 2008 related to severance, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Severance payments of $1.3 million were made during 2008. Payments related to these reductions in force are expected to continue through the first half of 2009. No further charges are expected.

NMHG 2007 Programs

During 2007, NMHG's Board of Directors approved a plan to phase out production of current products at its facility in Irvine, Scotland by early 2009, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. As a result, NMHG Wholesale recognized a charge of approximately $5.5 million in 2007, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $5.2 million related to severance and $0.3 million related to other costs of the restructuring. During 2008, NMHG recognized an additional charge of $3.2 million, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $2.2 million related to severance and $1.0 million related to other costs of the restructuring. In addition, $0.4 million of the amount previously accrued was reversed in 2008, as a result of a reduction in the estimate of employees eligible to receive severance payments. Payments of $1.0 million were made for other costs related to the restructuring and $0.1 million for severance during 2008. Payments of $0.3 million were made for other costs related to the restructuring during 2007. Payments related to this restructuring plan are expected to be made through early 2009. No further charges related to this plan are expected.

Also during 2007, NMHG Wholesale's management approved a plan for The Netherlands manufacturing facility to outsource its welding and painting operations to a lower cost country. As a result, NMHG Wholesale recognized a charge of approximately $2.5 million in 2007, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." This amount included a cash charge of $1.1 million related to severance and $1.4 million related to a non-cash asset impairment charge for equipment, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. Severance payments of $0.1 million were made to six employees during 2008. Severance payments of $1.0 million were made to 25 employees during 2007. No further charges or payments related to this restructuring plan are expected.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Following is the detail of the cash and non-cash charges related to the NMHG programs:

	Total charges expected to be incurred	Charges incurred in 2007	**Charges incurred in 2008**
Cash charges			
Severance	$ 14.4	$ 6.3	**$ 8.1**
Other	1.3	0.3	**1.0**
	15.7	6.6	**9.1**
Non-cash charges			
Asset impairment	1.4	1.4	**-**
Total charges	$ 17.1	$ 8.0	**$ 9.1**

Following is an analysis of the activity related to the NMHG liability:

	Severance	**Other**	**Total**
Balance at January 1, 2007	$ -	$ -	$ -
Provision	6.3	0.3	6.6
Payments	(1.0)	(0.3)	(1.3)
Balance at December 31, 2007	5.3	-	5.3
Provision	8.5	1.0	9.5
Reversal	(0.4)	-	(0.4)
Payments	(1.5)	(1.0)	(2.5)
Foreign currency effect	(1.9)	-	(1.9)
Balance at December 31, 2008	**$ 10.0**	**$ -**	**$ 10.0**

NMHG 2002 Program

As announced in December 2002, NMHG Wholesale phased out its Lenoir, North Carolina lift truck component facility and restructured other manufacturing and administrative operations, primarily its Irvine, Scotland lift truck assembly and component facility. As such, NMHG Wholesale recognized a restructuring charge of approximately $12.5 million during 2002. Of this amount, $3.8 million related to a non-cash asset impairment charge for a building, machinery and tooling, which was determined based on current market values for similar assets and broker quotes compared with the net book value of these assets, and $8.7 million related to severance and other employee benefits to be paid to approximately 615 manufacturing and administrative employees. Severance payments of $1.2 million were made to 69 employees during 2006. No further payments are expected under this program. In addition, $0.8 million of the amount accrued at December 31, 2002 was reversed in 2006, as a result of a reduction in the estimate of employees eligible to receive severance payments as well as a reduction in the average amount to be paid to each employee. Approximately $4.3 million of restructuring related costs, which were primarily related to manufacturing inefficiencies and were not eligible for accrual as of December 31, 2002, were expensed in 2006 and are not shown in the table below. Of the $4.3 million additional costs incurred in 2006, $4.1 million is classified as "Cost of sales" and $0.2 million is classified as "Selling, general and administrative expenses" in the Consolidated Statements of Operations for the year ended December 31, 2006.

HBB 2006 Program

During 2006, HBB's management approved a plan for the Saltillo, Mexico facility to phase out production of blenders and coffeemakers for the Mexican and Latin American markets. Sourcing of blenders and coffeemakers for the Mexican and Latin American markets was shifted to third-party suppliers. As such, HBB recognized a charge of approximately $1.5 million in 2006, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $1.1 million was related to severance and $0.3 million was related to lease termination costs for machinery and equipment no longer in use. Also included in the restructuring charge is a $0.1 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. During 2007, HBB recognized an additional charge of approximately $0.9 million related to the lease impairment of the building and equipment no longer in use and $0.1 million for other costs related to the restructuring. Severance payments of $1.1 million were made to 129 employees during 2007. Lease payments of $1.1 million and payments of $0.1 million for other costs were also made during 2007. Lease payments of $0.1 million were made during 2008. No further charges or payments related to this restructuring plan are expected.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

HBB 2005 Program

During 2005, HBB's management approved a plan for the Saltillo, Mexico facility to phase out production of blenders for the U.S. and Canadian markets and only produce blenders for the Mexican and Latin American markets. Blenders for the U.S. and Canadian markets are now sourced from third-party Chinese manufacturers. As such, HBB recognized a charge of approximately $3.8 million in 2005. Of this amount, $2.3 million related to severance, $1.0 million related to lease termination costs for machinery and equipment no longer in use and $0.1 million related to other costs. Also included in the restructuring charge was a $0.2 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets and $0.2 million, related to the non-cash write-down of excess inventory. During 2006, HBB recognized a charge of approximately $0.2 million for other costs related to the restructuring. Severance payments of $0.4 million were made to 85 employees during 2007. Also, $0.1 million of the accrual related to lease termination costs for machinery and equipment no longer in use was reversed due to receiving higher than estimated proceeds for the sale of machinery and equipment during 2007. No further charges or payments related to this restructuring plan are expected.

HBB 2004 Program

During 2004, HBB's Board of Directors approved management's plan to restructure HBB's manufacturing activities by closing the Sotec manufacturing facility located near Juarez, Mexico and consolidating all remaining activities into its Saltillo, Mexico facility. In addition, it closed its El Paso, Texas distribution center and consolidated these activities into its Memphis, Tennessee distribution center. As a result, HBB recognized a charge of approximately $9.4 million in 2004. Of this amount, $3.6 million was related to lease termination costs for closed facilities and machinery and equipment no longer in use, $2.3 million was related to severance and $0.1 million was related to other expenses. Also included in the restructuring charge was a $3.0 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets and $0.4 million for a non-cash writedown of inventory. During 2004, $0.6 million of the accrual for lease impairment was reversed primarily due to lower costs to dispose of leased assets. During 2005, additional expenses of $0.3 million for lease impairment were incurred. During 2006, $0.1 million of the amount accrued at December 31, 2004 was reversed as a result of a reduction in the estimate of employees eligible to receive severance payments. During 2007, severance payments of $0.4 million were made to 30 employees and $0.3 million of the amount accrued for severance was reversed as a result of a reduction in estimate of the total number of employees to receive severance. In addition, $0.1 million of the accrual for the write-down of excess inventory was reversed during 2007 and included in "Cost of sales" due to the inventory being sold for an amount higher than previously estimated. No further charges or payments related to this restructuring plan are expected.

Following is the detail of the cash and non-cash charges related to the HBB programs:

	Total charges	Charges incurred through December 31, 2005	Charges incurred in 2006	Charges incurred in 2007
Cash charges				
Severance	$ 5.3	$ 4.6	$ 1.0	$ (0.3)
Lease impairment	6.0	4.9	0.3	0.8
Other	0.5	0.2	0.2	0.1
	11.8	9.7	1.5	0.6
Non-cash charges				
Asset impairment	3.3	3.2	0.1	-
Excess inventory	0.5	0.6	-	(0.1)
	3.8	3.8	0.1	(0.1)
Total charges	$ 15.6	$ 13.5	$ 1.6	$ 0.5

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Following is an analysis of the activity related to the HBB liability:

	Severance	Lease Impairment	Other	Total
HBB				
Balance at January 1, 2007	$ 2.2	$ 0.4	$ -	$ 2.6
Provision	-	0.9	0.1	1.0
Reversal	(0.3)	(0.1)	-	(0.4)
Payments	(1.9)	(1.1)	(0.1)	(3.1)
Balance at December 31, 2007	-	0.1	-	0.1
Payments	-	(0.1)	-	(0.1)
Balance at December 31, 2008	$ -	$ -	$ -	$ -

NOTE 4--Acquisitions

On August 28, 2006, KC acquired certain assets of Le Gourmet Chef, Inc. ("LGC"), including its inventory, certain fixtures and the right to assume store leases. In connection with the acquisition, KC assumed 69 store leases. The cash purchase price of $14.2 million for this acquisition has been allocated to the assets acquired and liabilities assumed based on their relative estimated fair values at the date of acquisition. The assets, liabilities and results of operations are included in the accompanying Consolidated Financial Statements since the date of acquisition.

NOTE 5--Extraordinary Gain

The extraordinary gain recognized in 2006 relates to changes in the estimated obligation to the United Mine Workers of America Combined Benefit Fund (the "Fund"). The obligation to the Fund was initially recognized by the Bellaire Corporation, a wholly owned non-operating subsidiary of the Company ("Bellaire"), as an extraordinary charge in 1992 to accrue for the estimated costs associated with the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act"). Revisions to this liability are recognized in the Consolidated Statements of Operations as an extraordinary item pursuant to the requirement of EITF No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992."

During 2006, as a result of the enactment of the Coal Industry Retiree Health Benefit Act of 2006 (the "2006 Coal Act"), the Company's obligation to make premium payments to the Fund is being phased out. The 2006 Coal Act results in Bellaire's annual premium payments to the Fund being reduced by 45% for the plan year beginning October 1, 2007, 60% for the plan year beginning October 1, 2008, and 85% for the plan year beginning on October 1, 2009. As of October 1, 2010, Bellaire's obligation to the Fund will be completely phased out and no further payments will be required. The 2006 Coal Act did not affect Bellaire's other obligations.

As a result of the 2006 Coal Act, Bellaire recognized an extraordinary gain of $12.8 million, net of $6.9 million tax expense in 2006.

NOTE 6--Other Transactions

NMHG: During 2007 and 2006, as part of its periodic review of product liability estimates, NMHG reduced its product liability accrual by $5.5 million and $10.7 million, respectively. These changes in estimate are based upon historical trends identifying recent favorable claim settlement experience that indicated both the frequency and severity of claim estimates should be reduced. The reduction in the product liability accrual is primarily the result of a reduction in the estimate of the number of claims that have been incurred but not reported and the estimated average cost per claim. These adjustments are not necessarily indicative of trends or adjustments that may be required in the future to adjust the product liability accrual. These adjustments, reflected in the accompanying Consolidated Statements of Operations in "Selling, general and administrative expenses," improved net income by $3.4 million, or $0.41 per diluted share, in 2007, and $6.5 million, or $0.79 per diluted share, in 2006.

HBB: During 2007, as part of its periodic review of product liability estimates, HBB reduced its product liability accrual by $1.2 million. This change in estimate is based upon historical trends identifying recent favorable claim settlement experience that indicated both the frequency and severity of claim estimates should be reduced. The reduction in the product liability accrual is primarily the result of a reduction in the estimate of the number of claims that have been incurred but not reported and the estimated average cost per claim. This adjustment is not necessarily indicative of trends or adjustments that may be required in the future to adjust the product liability accrual. This adjustment, reflected in the accompanying Consolidated Statements of Operations in "Selling, general and administrative expenses," improved net income by $0.7 million, or $0.08 per diluted share, in 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NACoal: During 2007, NACoal received an arbitration award of $3.7 million, included in "Selling, general and administrative expenses," from a third party to recover costs related to a failed power plant and mine development project in Turkey. The arbitration award consisted of damages for a portion of the lost investment of the participants, interest, arbitration costs and legal fees. In 2000, NACoal recognized a charge of $2.4 million, included in "Selling, general and administrative expenses," for the write-off of previously capitalized development costs contributed to the third party for this project. In 2002, NACoal agreed to pay 25% of legal and other related fees in support of the arbitration between the third party and the Republic of Turkey in exchange for 25% of any proceeds from an arbitration award or settlement between the parties. Since 2002, NACoal has incurred $3.1 million of legal and other related arbitration costs, which have been included in "Selling, general and administrative expenses."

NACCO and Other: On April 26, 2007, the Company announced that its Board of Directors approved a plan to spin off Hamilton Beach, Inc. ("Hamilton Beach"), the parent of HBB, to NACCO stockholders. On August 27, 2007, the Company announced that, in light of volatility and uncertainty in the capital markets, its Board of Directors had decided not to pursue the previously announced tax-free spin-off of Hamilton Beach to NACCO stockholders. During 2007, NACCO and Other incurred $1.4 million and HBB incurred $0.9 million of expenses for professional fees related to this transaction, which have been included in "Selling, general and administrative expenses."

On July 24, 2006, the Company and Applica Incorporated ("Applica") announced that NACCO, Hamilton Beach and Applica entered into definitive agreements whereby NACCO would spin off Hamilton Beach to NACCO's stockholders and, immediately after the spin-off, Applica would merge with and into Hamilton Beach.

On October 19, 2006, the Company received a notice from Applica in which Applica claimed to exercise its right to terminate its merger agreement with NACCO and Hamilton Beach. The notice also claimed that Applica's Board of Directors authorized Applica to enter into a written agreement with an Applica shareholder that provided a cash offer to purchase shares of Applica common stock. Under the terms of the NACCO merger agreement, NACCO was entitled to a $6.0 million termination fee from Applica if the merger agreement was terminated under certain circumstances. NACCO received the $6.0 million termination fee during the fourth quarter of 2006 which was used to offset costs incurred to date in connection with the transaction. NACCO has reserved all of its rights in relation to this matter, including, without limitation, demanding additional damages for willful breach of the merger agreement.

On November 13, 2006, the Company announced it had initiated litigation in the Delaware Chancery Court against Applica and individuals and entities affiliated with Applica's shareholder, Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger"). The complaint alleges a number of contract and tort claims against the defendants. In its claims, the Company seeks monetary damages and any appropriate equitable relief.

On December 15, 2006, the Company announced that it had commenced a cash tender offer, which was subsequently amended, to purchase all of the outstanding shares of common stock of Applica and proposed to amend the original merger agreement. The amended tender offer was terminated on January 23, 2007. Harbinger acquired the remaining outstanding shares of Applica on January 23, 2007.

The Company incurred unsuccessful merger costs related to the Applica transaction of $0.8 million, $1.8 million and $11.2 million in 2008, 2007 and 2006, respectively. The amount for 2006 does not include the $6.0 million termination fee tendered by Applica. Expenses recorded net of the termination fee in 2006 totaled $4.5 million for NACCO and Other and $0.7 million for HBB. The unsuccessful merger costs related to the Applica transaction have been recorded in "Other income (expense)" in the Consolidated Statement of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 7--Inventories

Inventories are summarized as follows:

	December 31	
	2008	2007 (a)
Manufactured inventories:		
Finished goods and service parts - NMHG Wholesale	**$ 177.9**	$ 180.8
Raw materials and work in process - NMHG Wholesale	**196.4**	246.5
Total manufactured inventories	**374.3**	427.3
Sourced inventories:		
HBB	**70.4**	81.5
Retail inventories:		
NMHG Retail	**24.7**	25.5
KC	**50.4**	48.3
Total retail inventories	**75.1**	73.8
Total inventories at FIFO	**519.8**	582.6
Coal – NACoal	**11.8**	12.3
Mining supplies – NACoal	**11.6**	11.9
Total inventories at weighted average	**23.4**	24.2
NMHG LIFO reserve	**(63.0)**	(56.4)
	$ 480.2	$ 550.4

(a) As revised for HBB change from the LIFO to FIFO inventory valuation method. See Note 2 to the Consolidated Financial Statements for further discussion.

The cost of certain manufactured and retail inventories at NMHG, including service parts, has been determined using the LIFO method. At December 31, 2008 and 2007, 38% and 40%, respectively, of total inventories were determined using the LIFO method. During 2008, reductions in LIFO inventories at NMHG resulted in liquidations of LIFO inventory layers carried at lower costs compared with current year purchases. The income statement effect of such liquidations on "Cost of sales" was $6.7 million during 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 8--Property, Plant and Equipment, Net

Property, plant and equipment, net includes the following:

	December 31	
	2008	2007
Coal lands and real estate:		
NMHG Wholesale	**$ 18.3**	$ 19.9
HBB	**0.2**	0.2
NACoal	**36.6**	35.9
	55.1	56.0
Plant and equipment:		
NMHG Wholesale	**509.8**	536.2
NMHG Retail	**16.5**	22.2
HBB	**44.7**	49.8
KC	**24.7**	18.8
NACoal	**148.5**	158.0
NACCO and Other	**10.8**	5.8
	755.0	790.8
Property, plant and equipment, at cost	**810.1**	846.8
Less allowances for depreciation, depletion and amortization	**451.2**	472.6
	$ 358.9	$ 374.2

Total depreciation, depletion and amortization expense on property, plant and equipment was $57.6 million, $57.6 million and $59.5 million during 2008, 2007 and 2006, respectively.

Proven and probable coal reserves, excluding the unconsolidated project mining subsidiaries, approximated 1.2 billion tons (unaudited) at December 31, 2008 and 2007. These tons arc reported on an as received by the customer basis and are the equivalent of "demonstrated reserves" under the coal resource classification system of the U.S. Geological Survey. Generally, these reserves would be commercially mineable at year-end prices and cost levels, using current technology and mining practices.

NOTE 9--Goodwill and Intangible Assets

During the fourth quarter of 2008, the Company's stock price and operating results significantly declined when compared with previous periods and the Company's market value of equity was below the book value of tangible assets and the book value of equity. The decline in stock price, among other items, were indicators of impairment and therefore, the Company performed an interim goodwill impairment test as of December 31, 2008. The Company reduced its forecasted future cash flows based on the current deterioration and future uncertainty of global economic conditions for this interim test. The changes were based on significantly reduced 2008 operating results and a high level of uncertainty regarding the timing of the recovery of the economy. In addition to the impairment testing requirements of SFAS No. 142, the Company was required to perform a reconciliation of its market value of equity to the implied aggregated value of equity of its reporting units. This reconciliation required a cost of capital assumption well above normal market levels and, therefore, the second step of goodwill analysis under SFAS No. 142 was required. The Company's analysis indicated that the current value of goodwill at each of its reporting units was impaired as of December 31, 2008. Accordingly, the Company recognized an impairment charge of $434.4 million for goodwill in the fourth quarter of 2008. In addition, the Company performed an impairment analysis of its tangible and other intangible assets that also indicated the value, as determined under SFAS No. 142, of certain intangible assets was below book value and impaired as of December 31, 2008. Accordingly, the Company recorded an impairment charge of $1.3 million for other intangible assets at NMHG and KC during the fourth quarter of 2008. Based on the Company's analysis, all remaining long-lived assets with finite lives were not impaired as of December 31, 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Intangible assets other than goodwill, which are subject to amortization, consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
Balance at December 31, 2008			
Coal supply agreements	**$ 85.8**	**$ (19.9)**	**$ 65.9**
Other intangibles	**1.0**	**(0.2)**	**0.8**
	$ 86.8	**$ (20.1)**	**$ 66.7**
Balance at December 31, 2007			
Coal supply agreements	$ 85.8	$ (17.4)	$ 68.4
Other intangibles	5.0	(2.4)	2.6
	$ 90.8	$ (19.8)	$ 71.0

Amortization expense for intangible assets was $2.9 million, $3.2 million and $3.2 million in 2008, 2007 and 2006, respectively. Expected annual amortization expense of other intangible assets for the next five years is as follows: $2.9 million in 2009, $3.0 million in 2010, $2.9 million in 2011, $2.9 million in 2012 and $3.0 million in 2013. The weighted-average amortization period for the coal supply agreements and for other intangible assets is 30 years.

Following is a summary of goodwill by segment at December 31, 2008 and 2007:

	Carrying Amount of Goodwill			
	NMHG Wholesale	HBB	KC	NACCO Consolidated
Balance at January 1, 2007	$ 354.1	$ 80.7	$ 3.0	$ 437.8
Foreign currency translation	4.1	-	-	4.1
Balance at December 31, 2007	358.2	80.7	3.0	441.9
Impairment charge	(350.7)	(80.7)	(3.0)	(434.4)
Foreign currency translation	(7.5)	-	-	(7.5)
Balance at December 31, 2008	**$ -**	**$ -**	**$ -**	**$ -**

NOTE 10--Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: the timing of liability recognition; initial measurement of the liability; allocation of asset retirement cost to expense; subsequent measurement of the liability; and financial statement disclosures. SFAS No. 143 requires that an asset's retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

NACoal's asset retirement obligations are principally for costs to dismantle certain mining equipment as well as for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Company determined the amounts of these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted risk-free interest rate. The accretion of the liability is being recognized over the estimated life of each individual asset retirement obligation and is recorded in the line "Cost of sales" in the accompanying Consolidated Statements of Operations. The associated asset established in connection with the implementation of SFAS No. 143 is recorded in "Property, Plant and Equipment, net" in the accompanying Consolidated Balance Sheets.

Bellaire is a non-operating subsidiary of the Company with legacy liabilities relating to closed mining operations, primarily former Eastern U.S. underground coal mining operations. These legacy liabilities include obligations for water treatment and other environmental remediation that arose as part of the normal course of closing these underground mining operations. The Company determined the amounts of these obligations based on estimates adjusted for inflation and then discounted using a credit-adjusted risk-free interest rate. The accretion of the liability is recognized over the estimated life of the asset retirement obligation and is recorded in the line "Other" in the accompanying Consolidated Statements of Operations. Since Bellaire's properties are no longer active operations, no associated asset was capitalized as a result of the adoption of SFAS No. 143.

There are currently no assets legally restricted for purposes of settling the asset retirement obligations. The asset retirement obligations will be funded out of general corporate funds.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations are as follows:

	NACoal	Bellaire	NACCO Consolidated
Balance at January 1, 2007	$ 5.8	$ 11.9	$ 17.7
Liabilities settled during the period	-	(0.5)	(0.5)
Accretion expense	0.6	0.9	1.5
Revision of estimated cash flows	-	(0.1)	(0.1)
Balance at December 31, 2007	6.4	12.2	18.6
Liabilities settled during the period	-	(0.6)	(0.6)
Accretion expense	0.6	0.9	1.5
Revision of estimated cash flows	-	0.9	0.9
Balance at December 31, 2008	**$ 7.0**	**$ 13.4**	**$ 20.4**

NOTE 11--Current and Long-Term Financing

Financing arrangements are obtained and maintained at the subsidiary level. NACCO has not guaranteed any borrowings of its subsidiaries.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table summarizes the Company's available and outstanding borrowings:

	December 31	
	2008	2007
Total outstanding borrowings:		
Revolving credit agreements:		
NMHG	**$ 6.4**	$ 16.0
HBB	**-**	30.9
KC	**-**	0.1
NACoal	**-**	-
	6.4	47.0
Capital lease obligations and other term loans:		
NMHG	**249.6**	247.0
HBB	**119.6**	124.3
NACoal	**39.0**	43.3
NACCO and Other	**2.8**	-
	411.0	414.6
Private Placement Notes - NACoal	**32.1**	45.0
Total debt outstanding	**$ 449.5**	$ 506.6
Current portion of borrowings outstanding:		
NMHG	**$ 26.3**	$ 29.4
HBB	**3.3**	20.7
NACoal	**16.6**	17.0
NACCO and Other	**2.8**	-
	$ 49.0	$ 67.1
Long-term portion of borrowings outstanding:		
NMHG	**$ 229.7**	$ 233.6
HBB	**116.3**	134.5
KC	**-**	0.1
NACoal	**54.5**	71.3
	$ 400.5	$ 439.5
Total available borrowings, net of limitations, under revolving credit agreements:		
NMHG	**$ 166.7**	$ 151.2
HBB	**78.0**	100.6
KC	**20.0**	40.0
NACoal	**75.0**	75.0
	$ 339.7	$ 366.8
Unused revolving credit agreements:		
NMHG	**$ 160.3**	$ 135.2
HBB	**78.0**	69.7
KC	**20.0**	39.9
NACoal	**75.0**	75.0
	$ 333.3	$ 319.8
Weighted average stated interest rate on total borrowings:		
NMHG	**4.2%**	7.1%
HBB	**4.8%**	7.2%
KC	**3.3%**	7.1%
NACoal	**4.5%**	5.9%
Weighted average effective interest rate on total borrowings (including interest rate swap agreements):		
NMHG	**6.3%**	7.1%
HBB	**6.6%**	7.5%
KC	**3.3%**	7.1%
NACoal	**5.1%**	5.8%

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Annual maturities of total debt, excluding capital leases, are as follows:

2009	$ 44.8
2010	27.5
2011	11.5
2012	169.0
2013	172.3
thereafter	13.7
	$ 438.8

Interest paid on total debt was $41.9 million, $42.2 million and $44.2 million during 2008, 2007 and 2006, respectively. Interest capitalized was $0.1 million and $0.8 million in 2008 and 2007, respectively. No interest was capitalized in 2006.

NMHG: NMHG's primary financing is provided by a $175.0 million secured floating-rate revolving credit facility (the "NMHG Facility") and a term loan facility (the "NMHG Term Loan"). The obligations under the NMHG Facility are secured by a first lien on the cash and cash equivalents, accounts receivable and inventory of NMHG. The approximate value of NMHG's assets held as collateral under the NMHG Facility was $325 million as of December 31, 2008.

The maximum availability under the NMHG Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable of the borrowers, as defined in the NMHG Facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the NMHG Facility. A portion of the availability can be denominated in British pound or euros. Borrowings bear interest at a floating rate, which can be a base rate or LIBOR, as defined in the NMHG Facility, plus an applicable margin. The current applicable margins, effective December 31, 2008, for domestic base rate loans and LIBOR loans were 0.75% and 1.75%, respectively. The applicable margin, effective December 31, 2008, for fixed foreign LIBOR loans was 1.75% and for foreign overdraft loans was 2.00%. The NMHG Facility also requires the payment of a fee of 0.375% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on a leverage ratio.

At December 31, 2008, the borrowing base under the NMHG Facility was $136.8 million, which reflects reductions for the commitments or availability under certain foreign credit facilities and for an excess availability requirement of $10.0 million. There were no borrowings outstanding under this facility at December 31, 2008. The domestic and foreign floating rates of interest applicable to the NMHG Facility on December 31, 2008 were 4.00% and 5.25%, respectively, including the applicable floating rate margin. The NMHG Facility expires in December 2010.

The terms of the NMHG Facility provide that availability is reduced by the commitments or availability under foreign credit facilities of the borrowers and certain foreign working capital facilities. A foreign credit facility commitment of approximately $9.9 million in Australia reduced the amount of availability under the NMHG Facility at December 31, 2008. In addition, availability under the NMHG Facility was reduced by $9.2 million in Europe for a reserve for preferential claims related to supplier-based inventory, $3.8 million for a working capital facility in China and by $5.3 million for other letters of credit. If the commitments or availability under these facilities are increased, availability under the NMHG Facility will be reduced. The $136.8 million of borrowing base capacity under the NMHG Facility at December 31, 2008 reflected reductions for these foreign credit facilities.

During 2006, NACCO Materials Handling Group, Inc. ("NMHG Inc."), a wholly owned subsidiary of NMHG, entered into the NMHG Term Loan that provided for term loans up to an aggregate principal amount of $225.0 million, which mature in 2013. The term loans require quarterly payments in an amount equal to 1% of the original principal per year for the first six years, with the remaining balance to be paid in four equal installments in the seventh year. At December 31, 2008, there was $219.3 million outstanding under the NMHG Term Loan.

Borrowings under the NMHG Term Loan are guaranteed by NMHG and substantially all of NMHG's domestic subsidiaries. The obligations of the guarantors under the NMHG Term Loan are secured by a first lien on all of the domestic machinery, equipment and real property owned by NMHG Inc. and each guarantor and a second lien on all of the collateral securing the obligations of NMHG under its revolving credit facility. The approximate value of NMHG's assets held as collateral under the NMHG Term Loan was $450 million as of December 31, 2008, which includes the value of the collateral securing the NMHG Facility.

Outstanding borrowings under the NMHG Term Loan bear interest at a variable rate which, at NMHG Inc.'s option, will be either LIBOR or a floating rate, as defined in the NMHG Term Loan, plus an applicable margin. The applicable margin is subject to adjustment based on a leverage ratio. The weighted average interest rate on the amount outstanding under the NMHG Term Loan at December 31, 2008 was 4.23%.

On May 15, 2006, NMHG Inc. borrowed a total principal amount of $225.0 million under the NMHG Term Loan. The proceeds of the loans, together with available cash, were used to redeem in full NMHG's 10% Senior Notes that were issued in May 2002 (the "Senior Notes"), which had an aggregate principal amount of $250.0 million outstanding. Pursuant to the

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Indenture governing the Senior Notes, NMHG paid the principal amount of the Senior Notes, a redemption premium of $12.5 million, plus accrued and unpaid interest up to but not including the redemption date to the registered holders of the Senior Notes. As a result, NMHG recognized a charge of $17.6 million during 2006 for the redemption premium and write-off of the remaining unamortized original bond issue discount and deferred financing fees related to the Senior Notes.

In addition to the amount outstanding under the NMHG Term Loan and the NMHG Facility, NMHG had borrowings of approximately $29.3 million at December 31, 2008 under various working capital facilities.

Both the NMHG Facility and NMHG Term Loan include restrictive covenants, which, among other things, limit the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to the larger of $5.0 million or 50% of the preceding year's net income for NMHG. The NMHG Facility and the NMHG Term Loan also require NMHG to meet certain financial tests, including, but not limited to, minimum excess availability, maximum capital expenditures, maximum leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2008, NMHG was in compliance with the covenants in the NMHG Facility and the NMHG Term Loan.

NMHG paid financing fees of approximately $4.9 million in 2006 related to the NMHG Term Loan. These fees were deferred and are being amortized as interest expense in the Consolidated Statements of Operations over the respective terms of the financing facilities. No similar fees were incurred in 2008 or 2007.

HBB: HBB has a $115.0 million senior secured floating-rate revolving credit facility (the "HBB Facility") that expires July 31, 2012. The obligations under the HBB Facility are secured by a first lien on the accounts receivable and inventory of HBB and a second lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Facility was $260 million as of December 31, 2008.

The HBB Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable, as defined in the HBB Facility. Adjustments to reserves, including derivative reserves, will change the eligible borrowing base. A portion of the availability can be denominated in Canadian dollars to provide funding to HBB's Canadian subsidiary. Borrowings bear interest at a floating rate, which can be either a base rate, LIBOR or bankers' acceptance rate, as defined in the HBB Facility, plus an applicable margin. The applicable margins, effective December 31, 2008, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.00%, respectively. The applicable margins, effective December 31, 2008, for base rate and bankers' acceptance loans denominated in Canadian dollars were 0.50% and 1.00%, respectively. The HBB Facility also requires a fee of 0.20% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on average excess availability.

At December 31, 2008, the borrowing base under the HBB Facility was $78.0 million. There were no borrowings outstanding under the HBB Facility at December 31, 2008. The floating rate of interest applicable to the HBB Facility at December 31, 2008 was 2.84% including the floating rate margin.

The HBB Facility includes restrictive covenants that, among other things, set limitations on additional indebtedness (other than indebtedness under the HBB Facility and HBB Term Loan), investments, asset sales and the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the effective date of the amendment in 2007. The HBB Facility also requires HBB to meet minimum fixed charge ratio tests in certain circumstances. At December 31, 2008, HBB was in compliance with the covenants in the HBB Facility.

During 2007, HBB entered into a term loan agreement (the "HBB Term Loan") that provided for term loans up to an aggregate principal amount of $125.0 million. A portion of the proceeds of the term loans under the HBB Term Loan were used to finance the payment of a $110.0 million special cash dividend. Borrowings outstanding under the HBB Term Loan were $119.4 million at December 31, 2008. The term loans require quarterly principal payments in an amount equal to 1% of the original principal amount per year for the term of the loan, with the remaining balance to be paid at the maturity date on May 31, 2013. Prior to the final maturity date, the term loans are subject to mandatory prepayments from the proceeds of the issuance of certain indebtedness, certain asset sales and 50% of excess cash flow, as defined in the HBB Term Loan. The obligations of HBB under the HBB Term Loan are secured by a second lien on accounts receivable and inventory and a first lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Term Loan was $260 million as of December 31, 2008.

The term loans bear interest at a floating rate which, at HBB's option, can be either a base rate or LIBOR, as defined in the HBB Term Loan, plus an applicable margin. The applicable margins, effective December 31, 2008, for base rate loans and LIBOR loans were 1.25% and 2.25%, respectively. The applicable margins are subject to quarterly adjustment based on a leverage ratio. The weighted average interest rate on the amount outstanding under the HBB Term Loan was 4.79% at December 31, 2008.

The HBB Term Loan contains restrictive covenants substantially similar to those in the HBB Facility that, among other things, limit the amount of dividends HBB may declare and pay and the incurrence of indebtedness (other than indebtedness under the HBB Facility). Dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the closing

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

date of the HBB Term Loan. The HBB Term Loan also requires HBB to meet certain financial tests, including, but not limited to, maximum total leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2008, HBB was in compliance with the covenants in the HBB Term Loan.

HBB incurred fees and expenses of approximately $2.5 million in 2007 related to the HBB Term Loan and the amendment of the HBB Facility. These fees were deferred and are being amortized as interest expense in the Consolidated Statements of Operations over the term of the HBB Term Loan and the HBB Facility. No similar fees were incurred in 2008 or 2006.

KC: KC's financing is provided by a $20.0 million secured floating-rate revolving line of credit (the "KC Facility") that expires in July 2010. During 2008, the KC Facility was amended primarily to reduce the revolving line of credit, reduce the amount of the maximum borrowings for 30 consecutive days from December 15th to February 13th to $4.0 million and increase the maximum amount permitted for capital expenditures in 2008. The obligations under the KC Facility are secured by substantially all assets of KC. The approximate value of KC's assets held as collateral under the KC Facility was $70 million as of December 31, 2008. The availability is derived from a borrowing base formula using KC's eligible inventory, as defined in the KC Facility. At December 31, 2008, the borrowing base as defined in the KC Facility was $20.0 million. There were no borrowings outstanding under the KC Facility at December 31, 2008. The KC Facility requires a fee of 0.25% per annum on the unused commitment. Borrowings bear interest at LIBOR plus 2.85%. The KC Facility includes restrictive covenants that, among other things, limit capital expenditures and require that borrowings do not exceed $4.0 million for 30 consecutive days from December 15 to February 13. The KC Facility also prohibits the payment of dividends to NACCO. At December 31, 2008, KC was in compliance with its amended covenants in the KC Facility.

KC incurred fees and expenses of approximately $0.1 million and $0.2 million in 2008 and 2006, respectively, related to the amendment of the KC Facility. These fees were deferred and are being amortized as interest expense in the Consolidated Statements of Operations over the term of the KC Facility. No similar fees were incurred in 2007.

NACoal: NACoal has an unsecured revolving line of credit of up to $75.0 million and an unsecured term loan of $25.0 million at December 31, 2008 (the "NACoal Facility"). The term loan requires annual repayments of $10.0 million and a final principal repayment of $15.0 million in March 2010. The NACoal Facility expires in March 2010. NACoal had $75.0 million of its revolving credit facility available at December 31, 2008.

The NACoal Facility has performance-based pricing, which sets interest rates based upon achieving various levels of debt to EBITDA ratios, as defined in the NACoal Facility. The NACoal Facility provides for, at NACoal's option, Eurodollar loans which bear interest at LIBOR plus a margin based on the level of debt to EBITDA ratio achieved and Base Rate loans which bear interest at Base Rates plus the Applicable Margin, as defined in the NACoal Facility. A facility fee, which is determined based on the level of debt to EBITDA ratio achieved, is also applied to the aggregate revolving line of credit. At December 31, 2008, term loan borrowings outstanding bore interest at LIBOR plus 0.875% and the revolving credit interest rate was LIBOR plus 0.725%. At December 31, 2008, the revolving credit facility fee was 0.150% of the unused commitment of the revolving facility.

The NACoal Facility also contains restrictive covenants which require, among other things, NACoal to maintain certain debt to EBITDA and fixed charge coverage ratios and provides the ability to make loans, dividends and advances to NACCO, with some restrictions based upon NACoal's leverage ratio. At December 31, 2008, NACoal was in compliance with the covenants in the NACoal Facility.

During 2004 and 2005, NACoal issued unsecured notes totaling $45.0 million in a private placement (the "NACoal Notes"), which require annual principal payments of approximately $6.4 million that began in October 2008 and will mature on October 4, 2014. These unsecured notes bear interest at a weighted-average fixed rate of 6.08%, payable semi-annually on April 4 and October 4. The NACoal Notes are redeemable at any time at the option of NACoal, in whole or in part, at an amount equal to par plus accrued and unpaid interest plus a "make-whole premium," if applicable. NACoal had $38.6 million of the private placement notes outstanding at December 31, 2008. The NACoal Notes contain certain covenants and restrictions that require, among other things, NACoal to maintain certain net worth, leverage and interest coverage ratios, and limit dividends to NACCO based upon NACoal's leverage ratio. At December 31, 2008, NACoal was in compliance with the covenants in the NACoal Notes.

NACoal has a demand note payable to Coteau that bears interest based on the applicable quarterly federal short-term interest rate as announced from time to time by the Internal Revenue Service. At December 31, 2008, the balance of the note was $7.2 million and the interest rate was 2.17%.

NOTE 12--Financial Instruments and Derivative Financial Instruments

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair values of revolving credit agreements and long-term debt, excluding capital leases, were determined using current rates offered for similar obligations taking into account subsidiary

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

credit risk. At December 31, 2008, the fair value of revolving credit agreements and long-term debt, excluding capital leases, was $271.6 million compared with the book value of $438.8 million. At December 31, 2007, the fair value of revolving credit agreements and long-term debt, excluding capital leases, was $497.8 million compared with the book value of $497.6 million.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable and derivatives. The large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies mitigates concentration of credit risk on accounts receivable. However, HBB maintains significant accounts receivable balances with several large retail customers. At December 31, 2008 and 2007, receivables from HBB's five largest customers represented 13.3% and 10.8%, respectively, of the Company's net accounts receivable. In addition, under its mining contracts, NACoal recognizes revenue and a related receivable as the coal is delivered. Substantially all of NACoal's coal sales are to utilities or subsidiaries directly controlled by the utilities. As is customary in the coal industry, these mining contracts provide for monthly settlements. The Company's significant credit concentration is uncollateralized; however, historically minimal credit losses have been incurred. To further reduce credit risk associated with accounts receivable, the Company performs periodic credit evaluations of its customers, but does not generally require advance payments or collateral. The Company enters into derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one institution.

Derivative Financial Instruments

The Company measures its derivatives at fair value on a recurring basis using significant observable inputs, which is Level 2 as defined in the SFAS No. 157 fair value hierarchy. The Company uses a present value technique that incorporates the LIBOR swap curve, foreign currency spot rates and foreign currency forward rates to value its derivatives, including its interest rate swap agreements and foreign currency exchange contracts, and also incorporates the effect of its subsidiary and counterparty credit risk into the valuation. The fair value of derivative assets was $3.0 million and the fair value of derivative liabilities was $39.8 million at December 31, 2008.

Foreign Currency Derivatives: NMHG and HBB held forward foreign currency exchange contracts with total notional amounts of $561.1 million and $13.0 million, respectively, at December 31, 2008, primarily denominated in euros, British pounds, Japanese yen, Canadian dollars, Swedish kroner, Australian dollars and Mexican pesos. NMHG and HBB held forward foreign currency exchange contracts with total notional amounts of $390.1 million and $18.6 million, respectively, at December 31, 2007, primarily denominated in euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Mexican pesos and Swedish kroner. The fair value of these contracts approximated a net liability of $10.7 million and $2.0 million at December 31, 2008 and 2007, respectively.

Forward foreign currency exchange contracts that qualify for hedge accounting are used to hedge transactions expected to occur within the next 24 months. The mark-to-market effect of forward foreign currency exchange contracts that are considered effective as hedges in accordance with SFAS No. 133, as amended, has been included in OCI. Based on market valuations at December 31, 2008, $4.5 million of the amount of net deferred loss included in OCI at December 31, 2008 is expected to be reclassified into the Consolidated Statement of Operations over the next twelve months, as the transactions occur.

During the year ended December 31, 2008, the Company settled $18.6 million of its foreign currency exchange contracts ahead of their maturities which is classified in the Consolidated Statements of Cash Flows on the line "Other Liabilities."

Interest Rate Derivatives: The following table summarizes the notional amounts, related rates (including applicable margins) and remaining terms of interest rate swap agreements active at December 31:

	Notional Amount		Average Fixed Rate		Remaining Term at December 31, 2008
	2008	2007	**2008**	2007	
NMHG	**$ 211.0**	$ 200.0	**4.4%**	4.8%	Various, extending to May 2012
HBB	**$ 108.0**	$ 103.0	**4.7%**	5.6%	Various, extending to May 2012
NACoal	**$ 25.0**	$ 35.0	**5.8%**	5.7%	March 2010

In addition to the interest rate swap agreements reflected in the table, at December 31, 2008, NMHG holds certain contracts that begin in May 2009 and extend to February 2013. These contracts increase the notional amount outstanding to $428.5 million in 2009. In addition to the interest rate swap agreements reflected in the table, at December 31, 2008, HBB holds certain contracts that begin in June 2009 and extend to June 2013. These contracts increase the notional amount outstanding to $203.0 million in 2009. The fair value of all interest rate swap agreements was a net liability of $26.1 million and $8.6 million at December 31, 2008 and 2007, respectively. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges in accordance with SFAS No. 133, as amended, has been included in OCI. Based upon market valuations at December 31, 2008 approximately $5.2 million is expected to be reclassified into the

Consolidated Statement of Operations over the next twelve months, as cash flow payments are made in accordance with the interest rate swap agreements.

NMHG: NMHG has interest rate swap agreements that hedge interest payments on the NMHG Term Loan. The interest rate swap agreements held by NMHG on December 31, 2008 are expected to continue to be effective as hedges.

HBB: HBB has interest rate swaps that hedge interest payments on the HBB Term Loan. The interest rate swap agreements held by HBB on December 31, 2008 are expected to continue to be effective as hedges.

NACoal: NACoal has interest rate swap agreements that hedge interest payments on NACoal's $25.0 million term loan under the NACoal Facility. During 2008, as a result of the Company discontinuing hedge accounting for NACoal's interest rate swap agreements, $0.8 million of a loss on interest rate swap agreements was recognized in the Consolidated Statement of Operations on the line "Other."

The following table summarizes the fair value of derivative instruments at December 31 as recorded in the Consolidated Balance Sheets:

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Asset Derivatives			Liability Derivatives		
		2008	2007		2008	2007
	Balance sheet location	Fair value	Fair value	Balance sheet location	Fair value	Fair value
Derivatives designated as hedging instruments under SFAS 133						
Interest rate swap agreements						
Current	Prepaid expenses and other	$ -	$ -	Other current liabilities	$ 3.4	$ 1.3
Long-term	Other non-current assets	-	-	Other long-term liabilities	21.9	7.3
Foreign currency exchange contracts						
Current	Prepaid expenses and other	1.4	1.4	Other current liabilities	13.8	2.7
Long-term	Other non-current assets	1.7	-	Other long-term liabilities	-	
Total derivatives designated as hedging instruments under SFAS 133		$ 3.1	$ 1.4		$ 39.1	$ 11.3
Derivatives not designated as hedging instruments under SFAS 133 (a)						
Interest rate swap agreements						
Current	Prepaid expenses and other	$ -	$ -	Other current liabilities	$ 0.7	$ -
Long-term	Other non-current assets	-	-	Other long-term liabilities	-	-
Foreign currency exchange contracts						
Current	Prepaid expenses and other	(0.1)	0.1	Other current liabilities	-	0.8
Long-term	Other non-current assets	-	-	Other long-term liabilities	-	-
Total derivatives not designated as hedging instruments under SFAS 133		$ (0.1)	$ 0.1		$ 0.7	$ 0.8
Total derivatives		$ 3.0	$ 1.5		$ 39.8	$ 12.1

(a) See Note 2 for additional information on the Company's purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategies.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table summarizes the impact of derivative instruments for the year ended December 31 as recorded in the Consolidated Statements of Operations:

Derivatives in SFAS 133 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)			Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
	2008	2007	2006		**2008**	2007	2006		**2008**	2007	2006
Interest rate swap agreements	**$ (9.8)**	$ (6.1)	$ 1.5	Interest income (expense)	**$ (2.8)**	$ 0.8	$ 0.8	N/A	-	-	-
Foreign currency exchange contracts	**6.3**	(0.7)	0.2	Cost of sales	**(0.5)**	1.3	3.2	N/A	-	-	-
Total	**$ (3.5)**	$ (6.8)	$ 1.7		**$ (3.3)**	$ 2.1	$ 4.0		$ -	$ -	$ -

Derivatives Not Designated as Hedging Instruments under SFAS 133 (a)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		2008	2007	2006
Interest rate swap agreements	Other	**$ (0.8)**	$ -	$ -
Foreign currency exchange contracts	Cost of sales or Other	**8.9**	(4.2)	(1.0)
Total		**$ 8.1**	$ (4.2)	$ (1.0)

(a) See Note 2 for additional information on the Company's purpose for entering into derivatives not designated as hedging instruments and its overall risk management strategies.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 13--Leasing Arrangements

The Company leases certain office, manufacturing and warehouse facilities, retail stores and machinery and equipment under noncancellable capital and operating leases that expire at various dates through 2020. NMHG Retail also leases certain lift trucks that are carried in its rental fleet or subleased to customers. Many leases include renewal and/or fair value purchase options.

Future minimum capital and operating lease payments at December 31, 2008 are:

	Capital Leases	Operating Leases
2009	$ 5.3	$ 78.7
2010	2.0	58.9
2011	3.3	38.2
2012	0.8	26.3
2013	0.4	17.6
Subsequent to 2013	0.4	29.2
Total minimum lease payments	12.2	$ 248.9
Amounts representing interest	1.5	
Present value of net minimum lease payments	10.7	
Current maturities	4.2	
Long-term capital lease obligation	$ 6.5	

Rental expense for all operating leases was $98.5 million, $87.1 million and $99.0 million for 2008, 2007 and 2006, respectively. The Company also recognized $63.5 million, $43.4 million and $66.2 million for 2008, 2007 and 2006, respectively, in rental income on subleases of equipment under operating leases in which it was the lessee. These subleases were primarily related to lift trucks in which NMHG derives revenues in the ordinary course of business under rental agreements with its customers. The sublease rental income for these lift trucks is included in "Revenues" and the related rent expense is included in "Cost of sales" in the Consolidated Statements of Operations for each period. Aggregate future minimum rentals to be received under noncancellable subleases of lift trucks as of December 31, 2008 are $93.4 million.

Assets recorded under capital leases are included in property, plant and equipment and consist of the following:

	December 31	
	2008	2007
Plant and equipment	**$ 20.9**	$ 16.4
Less accumulated amortization	**6.9**	5.3
	$ 14.0	$ 11.1

Amortization of plant and equipment under capital leases is included in depreciation expense in each of the years ended December 31, 2008, 2007 and 2006.

Capital lease obligations of $5.8 million, $3.2 million and $7.5 million were incurred in connection with lease agreements to acquire plant and equipment during 2008, 2007 and 2006, respectively. Included in the 2008 obligation is NACCO's airplane lease, which was previously accounted for as an operating lease and is now being accounted for as a capital lease. The airplane is now included in "Property, Plant and Equipment, Net" in the Consolidated Balance Sheet.

NOTE 14--Guarantees and Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against NACCO and certain subsidiaries relating to the conduct of their businesses, including product liability, environmental and other claims. These proceedings and claims are incidental to the ordinary course of business of the Company. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized.

Under various financing arrangements for certain customers, including independently owned retail dealerships, NMHG provides guarantees of the residual values of lift trucks, or standby recourse or repurchase obligations such that NMHG would be obligated in the event of default by the customer. Terms of the third-party financing arrangements for which

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG is providing a guarantee generally range from one to five years. Total guarantees and amounts subject to standby recourse or repurchase obligations at December 31, 2008 and 2007 were $190.1 million and $251.7 million, respectively. Losses anticipated under the terms of the guarantees, standby recourse or repurchase obligations are not significant and reserves have been provided for such losses in the accompanying Consolidated Financial Statements. In such instances, NMHG generally retains a security interest in the related assets financed such that, in the event that NMHG would become obligated under the terms of the standby recourse or repurchase obligations, NMHG would take title to the assets financed. The fair value of collateral held at December 31, 2008 was approximately $232.9 million, based on Company estimates. The Company estimates the fair value of the collateral using information regarding the original sales price, the current age of the equipment and general market conditions that influence the value of both new and used lift trucks. The Company also regularly monitors the external credit ratings of the entities in which it has provided guarantees. As of December 31, 2008, the Company does not believe there is a significant risk of non-payment or non-performance of the obligations by these entities. In addition, NMHG amended an agreement with GECC during 2008 to limit its exposure to losses at certain eligible dealers. Under this agreement, losses related to $42.5 million of guarantees for these certain eligible dealers are limited to 7.5% of their original loan balance, or $15.5 million as of December 31, 2008. The $42.5 million is included in the $190.1 million of total guarantees and amounts subject to standby recourse or repurchase obligations at December 31, 2008. See also Note 21 for a discussion of the amount of these guarantees provided to related parties.

NMHG provides a standard warranty on its lift trucks, generally for six to twelve months or 1,000 to 2,000 hours. For the new 1 to 8 ton trucks, NMHG provides an extended powertrain warranty of two years as part of the standard warranty. HBB provides a standard warranty to consumers for all of its products. The specific terms and conditions of those warranties vary depending upon the product brand. In general, if a product is returned under warranty, a refund is provided to the consumer by HBB's customer, the retailer. Generally, the retailer returns those products to HBB for a credit. The Company estimates the costs that may be incurred under its standard warranty programs and records a liability for such costs at the time product revenue is recognized.

In addition, NMHG sells extended warranty agreements that provide additional warranty up to two to five years or up to 2,400 to 10,000 hours. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which NMHG does business. Revenue received for the sale of extended warranty contracts is deferred and recognized in the same manner as the costs incurred to perform under the warranty contracts, in accordance with FASB Technical Bulletin 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."

NMHG also maintains a quality enhancement program under which it provides for specifically identified field product improvements in its warranty obligation. Accruals under this program are determined based on estimates of the potential number of claims to be processed and the cost of processing those claims based on historical costs.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and the cost per claim. Changes in the Company's current and long-term warranty obligations, including deferred revenue on extended warranty contracts, are as follows:

	2008	2007
Balance at beginning of year	**$ 52.8**	$ 44.6
Warranties issued	**78.5**	59.3
Settlements made	**(67.3)**	(51.3)
Foreign currency effect	**(4.1)**	0.2
Balance at December 31	**$ 59.9**	$ 52.8

NOTE 15--Common Stock and Earnings per Share

NACCO Industries, Inc. Class A common stock is traded on the New York Stock Exchange under the ticker symbol "NC." Because of transfer restrictions on Class B common stock, no trading market has developed, or is expected to develop, for the Company's Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis at any time at the request of the holder. The Company's Class A common stock and Class B common stock have the same cash dividend rights per share. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. The total number of authorized shares of Class A common stock and Class B common stock at December 31, 2008 was 25,000,000 shares and 6,756,176 shares, respectively. Treasury shares of Class A common stock totaling 1,497,964 and 1,515,298 at December 31, 2008 and 2007, respectively, have been deducted from shares outstanding.

Stock Options: The 1975 and 1981 stock option plans, as amended, provide for the granting to officers and other key employees of options to purchase Class A common stock and Class B common stock of the Company at a price not less than the market value of such stock at the date of grant. Options become exercisable over a four-year period and expire ten years from the date of the grant. During the three-year period ending December 31, 2008, there were 80,701 shares of Class A common stock and 80,100 shares of Class B common stock available for grant. However, no options were granted during

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

the three-year period ending December 31, 2008 and no options remain outstanding at the end of any of the years ended December 31, 2008, 2007 and 2006. At present, the Company does not intend to issue additional stock options.

Stock Compensation: See Note 2 for a discussion of the Company's restricted stock awards.

Earnings per Share: For purposes of calculating earnings per share, no adjustments have been made to the reported amounts of net income. In addition, basic and diluted earnings per share for Class A common stock and Class B common stock are the same. The weighted average number of shares of Class A common stock and Class B common stock outstanding used to calculate basic and diluted earnings per share were as follows:

	2008	2007 Revised	2006 Revised
Basic weighted average shares outstanding	**8.281**	8.263	8.234
Dilutive effect of restricted stock awards	**-**	0.009	0.008
Diluted weighted average shares outstanding	**8.281**	8.272	8.242
Net income (loss) per share - basic	**$ (52.84)**	$ 10.94	$ 12.97
Net income (loss) per share - diluted	**$ (52.84)**	$ 10.93	$ 12.96

NOTE 16—Income Taxes

The components of income before income taxes and provision for income taxes for the years ended December 31 are as follows:

	2008	2007 Revised	2006 Revised
Income (loss) before income taxes, minority interest and extraordinary gain			
Domestic	**$ (391.8)**	$ 57.5	$ 79.2
Foreign	**(27.0)**	56.7	42.3
	$ (418.8)	$ 114.2	$ 121.5
Income tax provision			
Current tax provision (benefit):			
Federal	**$ (8.7)**	$ 4.0	$ 9.3
State	**0.4**	1.8	3.0
Foreign	**5.6**	13.2	6.9
Total current	**(2.7)**	19.0	19.2
Deferred tax provision (benefit):			
Federal	**(1.6)**	7.8	8.0
State	**(0.2)**	(1.8)	(1.7)
Foreign	**(9.5)**	4.5	4.9
Total deferred	**(11.3)**	10.5	11.2
Increase (decrease) in valuation allowance	**32.6**	(5.6)	(2.2)
	$ 18.6	$ 23.9	$ 28.2

The Company made income tax payments of $24.3 million, $18.4 million and $17.6 million during 2008, 2007 and 2006, respectively. During the same periods, income tax refunds totaled $4.1 million, $1.6 million and $4.7 million, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A reconciliation of the federal statutory and effective income tax for the year ended December 31 is as follows:

	2008	2007 Revised	2006 Revised
Income (loss) before income taxes, minority interest and extraordinary gain	**$ (418.8)**	$ 114.2	$ 121.5
Statutory taxes at 35.0%	**$ (146.6)**	$ 40.0	$ 42.5
Goodwill impairment	**148.8**	-	-
Valuation allowance	**32.6**	(5.6)	(2.2)
Percentage depletion	**(5.7)**	(7.3)	(3.5)
Foreign statutory rate differences	**(5.6)**	(2.4)	(7.9)
State income taxes	**(1.8)**	-	0.9
R&D Credit	**(0.9)**	(0.8)	(1.6)
Equity interest earnings	**(0.8)**	(1.5)	(0.9)
Tax controversy resolution	**(0.8)**	0.5	0.8
Other	**(0.6)**	1.0	0.1
Income tax provision	**$ 18.6**	$ 23.9	$ 28.2
Effective income tax rate	**(a)**	20.9%	23.2%

(a) The effective income tax rate is not meaningful.

The increase in the benefit from percentage depletion in 2007 resulted from an increase in mining activities at NACoal that qualify for permanent percentage depletion benefits.

The Company does not provide for deferred taxes on certain unremitted foreign earnings. The Company has determined that certain earnings of foreign subsidiaries have been and will be indefinitely reinvested in foreign operations and, therefore, the recording of deferred tax liabilities for unremitted foreign earnings is not required. As of December 31, 2008, the cumulative unremitted earnings of the Company's foreign subsidiaries are $261.5 million. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A detailed summary of the total deferred tax assets and liabilities in the Company's Consolidated Balance Sheets resulting from differences in the book and tax basis of assets and liabilities follows:

	December 31	
	2008	2007 Revised
Deferred tax assets		
Accrued expenses and reserves	**$ 78.3**	$ 72.6
Tax carryforwards	**36.0**	20.6
Accrued pension benefits	**35.2**	26.3
Other employee benefits	**16.4**	25.0
Inventories	**-**	0.4
Other	**10.1**	9.2
Total deferred tax assets	**176.0**	154.1
Less: Valuation allowance	**43.7**	13.0
	132.3	141.1
Deferred tax liabilities		
Depreciation and depletion	**50.9**	52.5
Partnership investment	**19.8**	19.5
Inventories	**2.1**	-
Total deferred tax liabilities	**72.8**	72.0
Net deferred tax asset	**$ 59.5**	$ 69.1

The following table summarizes the tax carryforwards and associated carryforward periods and related valuation allowances where the Company has determined that realization is uncertain:

	December 31, 2008		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	**$ 10.1**	**$ 8.6**	**2010-Indefinite**
State losses	**14.7**	**10.4**	**2009-2028**
Foreign tax credit	**7.3**	**-**	**2013-2018**
Alternative minimum tax credit	**1.5**	**-**	**Indefinite**
General business credit	**2.0**	**-**	**2026-2028**
Contributions	**0.4**	**-**	**2013**
Total	**$ 36.0**	**$ 19.0**	

	December 31, 2007		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$ 8.5	$ 3.7	2010-Indefinite
State losses	12.0	6.6	2008-2027
Foreign tax credit	0.1	-	2013-2017
Total	$ 20.6	$ 10.3	

In accordance with SFAS No. 109, the Company continually evaluates its deferred tax assets to determine if a valuation allowance is required to the extent that realization is more likely than not. During 2008, significant downturns were experienced in NMHG's major markets. The significant decrease in the operations resulted in a three-year cumulative loss for each of NMHG's Australian, European and U.S. operations. Although NMHG projects earnings over the longer term for these operations, SFAS No. 109 requires that such longer-term forecasts cannot be utilized to support the future utilization of deferred tax assets when a three-year cumulative loss is present. Accordingly, in 2008, NMHG recorded, as a discrete adjustment, a valuation allowance against the accumulated deferred tax assets for its Australian and European operations and certain U.S. state taxing jurisdictions of $10.7 million, $15.3 million and $3.8 million, respectively, where realization was determined to no longer meet the "more likely than not" standard. In addition to the valuation allowance recorded in the third quarter for the Australian operations and certain state taxing jurisdictions as noted

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

above, an additional valuation allowance of $3.0 million and $0.8 million, respectively, was recorded in the fourth quarter of 2008.

The establishment of a valuation allowance does not have an impact on cash, nor does such an allowance preclude the Company from using its loss carryforwards or other deferred tax assets in future periods. The tax net operating losses that comprise the Australian deferred tax assets do not expire under Australian law and the U.S. state taxing jurisdictions provide for a carryforward period of up to 20 years.

The net valuation allowance provided against certain deferred tax assets during 2008 increased by $30.7 million. The increase in the total valuation allowance included a net increase in tax expense for valuation allowance in the amount of $32.6 million and a charge of $1.9 million related to the items recorded directly to OCI, partly offset by a decrease in the overall U.S. dollar value of valuation allowances previously recorded in foreign currencies of approximately $3.8 million.

Based upon the review of historical earnings and trends, forecasted earnings and the relevant expiration of carryforwards, the Company believes the valuation allowances provided are appropriate. At December 31, 2008, the Company had gross net operating loss carryforwards in non-U.S. jurisdictions of $33.7 million and U.S. state jurisdictions of $349.1 million.

The tax returns of the Company and certain of its subsidiaries are under routine examination by various taxing authorities. The Company has not been informed of any material assessment for which an accrual has not been previously provided resulting from such examinations and the Company would vigorously contest any material assessment. Management believes any potential adjustment would not materially affect the Company's financial condition or results of operations.

FIN No. 48: The Company adopted FIN No. 48 on January 1, 2007 and recognized an additional liability of approximately $9.8 million for "unrecognized tax benefits," defined as the aggregate tax effect of differences between tax return positions and the benefits recognized in the financial statements, which was accounted for as a reduction to the beginning balance of retained earnings.

The following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2008 and 2007. Approximately $12.7 million and $15.5 million of these gross amounts as of December 31, 2008 and 2007, respectively, relate to permanent items that, if recognized, would impact the effective income tax rate. This amount differs from the gross unrecognized tax benefits presented in the table below due to the decrease in U.S. federal income taxes which would occur upon the recognition of the state tax benefits included herein.

	2008	2007
Balance at January 1	**$ 17.9**	$ 17.7
Net additions for tax positions of prior years	**0.1**	0.6
Additions based on tax positions related to the current year	**1.0**	1.3
Reductions due to settlements with taxing authorities and the lapse of the applicable statute of limitations	**(2.4)**	(1.9)
Other changes in unrecognized tax benefits including foreign currency translations adjustments	**(1.8)**	0.2
Balance at December 31	**$ 14.8**	$ 17.9

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The Company recognized a net benefit of $0.3 million and a net charge of $0.8 million in interest and penalties during 2008 and 2007, respectively, related to uncertain tax positions. The total amount of interest and penalties accrued was $4.5 million and $5.0 million as of December 31, 2008 and 2007, respectively.

The Company expects the amount of unrecognized tax benefits will change within the next twelve months; however, the change in unrecognized tax benefits, which is reasonably possible within the next twelve months, is not expected to have a significant effect on the Company's financial position or results of operations.

In general, the Company operates in taxing jurisdictions that provide a statute of limitations period ranging from three to six years for the taxing authorities to review the applicable tax filings. The examination of the U.S. federal tax returns for the 2005 and 2006 tax years began during 2008 and is expected to be completed by the fall of 2009. The Company is currently under examination in various non-U.S. jurisdictions for which the statute of limitations has been extended. The Company believes these examinations are routine in nature and are not expected to result in any material tax assessments. Certain U.S. state statutes of limitations have also been extended to facilitate the completion of the respective tax audits that are considered routine in nature; otherwise, the Company does not have any additional material taxing jurisdictions in which the statute of limitations has been extended beyond the applicable time frame allowed by law.

See Note 2 for further discussion of the adoption of FIN No. 48.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 17--Retirement Benefit Plans

Defined Benefit Plans: The Company maintains various defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. The Company's policy is to make contributions to fund these plans within the range allowed by applicable regulations. Plan assets consist primarily of publicly traded stocks and government and corporate bonds.

Effective January 1, 2009, pension benefits for HBB employees in Canada will be frozen. Pension benefits for certain NACoal employees, excluding certain project mining subsidiary employees, were frozen in 2004. In 1996, pension benefits were frozen for employees covered under NMHG's and HBB's U.S. plans, except for those NMHG employees participating in collective bargaining agreements. As a result, in the United States only certain NMHG employees covered under collective bargaining agreements will earn retirement benefits under defined benefit pension plans. Other employees of the Company, including employees whose pension benefits were frozen, will receive retirement benefits under defined contribution retirement plans.

The Company used a December 31 measurement date for its defined benefit plans in 2008 upon the adoption of the measurement date provisions of SFAS No. 158 and a September 30 measurement date in 2007. The assumptions used in accounting for the defined benefit plans were as follows for the years ended December 31:

	2008	2007	2006
United States Plans			
Weighted average discount rates	**6.25% - 6.30%**	6.25%	5.90%
Expected long-term rate of return on assets	**8.50%**	9.00%	9.00%
Non-U.S. Plans			
Weighted average discount rates	**6.25% - 6.70%**	5.25% - 5.90%	4.00% - 5.25%
Rate of increase in compensation levels	**3.00% - 4.00%**	3.00% - 4.00%	3.00% - 4.00%
Expected long-term rate of return on assets	**4.00% - 8.50%**	3.75% - 9.00%	3.75% - 9.00%

Set forth below is a detail of the net periodic pension (income) expense for the defined benefit plans for the years ended December 31:

	2008	2007	2006
United States Plans			
Service cost	**$ 0.3**	$ 0.4	$ 0.3
Interest cost	**8.5**	8.1	7.8
Expected return on plan assets	**(10.3)**	(9.4)	(8.5)
Amortization of prior service cost	**0.2**	0.2	0.2
Amortization of actuarial loss	**2.5**	3.2	4.0
Net periodic pension expense	**$ 1.2**	$ 2.5	$ 3.8
Non-U.S. Plans			
Service cost	**$ 3.0**	$ 3.2	$ 3.1
Interest cost	**8.2**	7.6	6.4
Expected return on plan assets	**(9.3)**	(8.9)	(7.1)
Employee contributions	**(1.0)**	(1.0)	(1.0)
Amortization of transition liability	**0.2**	0.1	0.1
Amortization of prior service cost	**(0.1)**	-	-
Amortization of actuarial loss	**3.5**	4.4	4.2
Net periodic pension expense	**$ 4.5**	$ 5.4	$ 5.7

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Set forth below is a detail of other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended December 31:

	2008	2007
United States Plans		
Current year actuarial (gain) loss	**$ 43.7**	$ (4.0)
Amortization of actuarial loss	**(2.5)**	(3.2)
Amortization of prior service cost	**(0.2)**	(0.2)
Total recognized in other comprehensive income (loss)	**$ 41.0**	$ (7.4)
Non-U.S. Plans		
Current year actuarial (gain) loss	**$ 5.6**	$ (3.8)
Amortization of actuarial loss	**(3.5)**	(4.4)
Amortization of prior service credit	**0.1**	-
Amortization of transition liability	**(0.1)**	(0.1)
Curtailment effect	**(0.1)**	(0.6)
Total recognized in other comprehensive income (loss)	**$ 2.0**	$ (8.9)

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table sets forth the changes in the benefit obligation and the plan assets during the year and reconciles the funded status of the defined benefit plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	2008		2007	
Change in benefit obligation	**U.S. Plans**	**Non-U.S. Plans**	U.S. Plans	Non-U.S. Plans
Projected benefit obligation at beginning of year	**$ 141.2**	**$ 151.0**	$ 140.7	$ 145.2
Service cost	**0.3**	**3.0**	0.4	3.2
Interest cost	**8.5**	**8.2**	8.1	7.6
Actuarial (gain) loss	**0.6**	**(21.5)**	2.1	(2.7)
Benefits paid	**(11.0)**	**(6.5)**	(10.1)	(6.5)
Employee contributions	**-**	**0.2**	-	-
Curtailments	**-**	**(0.1)**	-	(0.5)
Plan amendments	**-**	**-**	-	-
Change in measurement date	**(0.2)**	**0.8**	-	-
Foreign currency exchange rate changes	**-**	**(35.7)**	-	4.7
Projected benefit obligation at end of year	**$ 139.4**	**$ 99.4**	$ 141.2	$ 151.0
Accumulated benefit obligation at end of year	**$ 139.4**	**$ 97.4**	$ 141.1	$ 147.9
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 122.1**	**$ 119.5**	$ 107.6	$ 106.3
Actual return on plan assets	**(32.8)**	**(16.8)**	15.5	9.9
Employer contributions	**4.2**	**9.2**	9.1	5.1
Employee contributions	**-**	**1.0**	-	1.0
Benefits paid	**(11.0)**	**(6.5)**	(10.1)	(6.5)
Change in measurement date	**0.6**	**(0.1)**	-	-
Foreign currency exchange rate changes	**-**	**(27.3)**	-	3.7
Fair value of plan assets at end of year	**$ 83.1**	**$ 79.0**	$ 122.1	$ 119.5
Funded status at end of year	**$ (56.3)**	**$ (20.4)**	$ (19.1)	$ (31.5)
Net amount recognized				
Obligation in excess of plan assets	**$ (56.3)**	**$ (20.4)**	$ (19.1)	$ (31.5)
Contributions in fourth quarter	**-**	**-**	0.5	1.1
Net amount recognized	**$ (56.3)**	**$ (20.4)**	$ (18.6)	$ (30.4)
Amounts recognized in the balance sheets consist of:				
Noncurrent assets	**$ -**	**$ 2.1**	$ -	$ 1.5
Current liabilities	**(0.3)**	**-**	(0.4)	-
Noncurrent liabilities	**(56.0)**	**(22.5)**	(18.2)	(31.9)
	$ (56.3)	**$ (20.4)**	$ (18.6)	$ (30.4)
Components of accumulated other comprehensive income (loss) consist of:				
Actuarial loss	**$ 78.2**	**$ 46.3**	$ 37.6	$ 46.9
Prior service (credit) cost	**0.4**	**(0.7)**	0.6	(0.6)
Transition liability	**-**	**1.1**	-	1.2
Deferred taxes	**(28.3)**	**(0.1)**	(14.9)	(13.4)
Change in statutory tax rate	**(1.2)**	**(10.6)**	0.1	(1.1)
Foreign currency translation adjustment	**-**	**(9.7)**	-	(7.8)
	$ 49.1	**$ 26.3**	$ 23.4	$ 25.2

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The transition obligation, prior service cost and actuarial loss included in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in 2009 are $0.1 million ($0.1 million net of tax), less than $0.1 million (less than $0.1 million net of tax) and $6.4 million ($4.2 million net of tax), respectively.

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases.

The Company expects to contribute $2.4 million and $8.6 million to its U.S. and non-U.S. pension plans, respectively, in 2009.

The Company maintains two supplemental defined benefit plans that pay monthly benefits to participants directly out of corporate funds. All other pension benefit payments are made from assets of the pension plans. Future pension benefit payments expected to be paid are:

	U.S. Plans	Non-U.S. Plans
2009	$ 10.0	$ 5.1
2010	10.2	5.3
2011	10.5	5.7
2012	10.3	6.0
2013	10.7	6.2
2014 - 2018	54.0	33.9
	$ 105.7	$ 62.2

The expected long-term rate of return on plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption at its measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes since January 1, 1960.

The U.S. plans maintain an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. This investment policy states that the plans invest from 60% to 70% in equity securities and from 30% to 40% in fixed income securities. The investment policy further divides investments in equity securities among separate allocation bands for equities of U.S. companies and non-U.S. companies. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The following is the actual allocation percentage and target allocation percentage for the U.S. pension plan assets at the measurement date:

	2008 Actual Allocation	2007 Actual Allocation	Target Allocation Range
U.S. equity securities	**49.4%**	50.0%	41.0% - 62.0%
Non-U.S. equity securities	**11.7%**	13.8%	10.0% - 16.0%
Fixed income securities	**37.4%**	33.6%	30.0% - 40.0%
Money market	**1.5%**	2.6%	0.0% - 10.0%

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following is the actual allocation percentage and target allocation percentage for the NMHG U.K. pension plan assets at the measurement date:

	2008 Actual Allocation	2007 Actual Allocation	Target Allocation Range
U.K. equity securities	**35.2%**	34.3%	33.5% - 36.5%
Non-U.K. equity securities	**35.5%**	35.3%	27.5% - 42.5%
Fixed income securities	**29.3%**	30.4%	25.5% - 34.5%

The following is the actual allocation percentage and target allocation percentage for the HBB Canadian pension plan assets at the measurement date:

	2008 Actual Allocation	2007 Actual Allocation	Target Allocation Range
Canadian equity securities	**33.4%**	36.5%	25.0% - 45.0%
Fixed income securities	**25.5%**	23.7%	20.0% - 40.0%
Non-Canadian equity securities	**29.3%**	30.1%	10.0% - 30.0%
Money market	**5.1%**	3.5%	0.0% - 20.0%
Hedge funds	**6.7%**	6.2%	0.0% - 10.0%

NMHG maintains a pension plan for certain employees in The Netherlands, which maintains 100% of its assets in fixed income securities.

Allocation between equity and debt securities varies by plan in countries outside the United States, but all plans' assets are broadly diversified both domestically and internationally.

The defined benefit pension plans do not have any direct ownership of NACCO common stock.

Post-retirement Health Care and Life Insurance: The Company also maintains health care and life insurance plans that provide benefits to eligible retired employees. The plans have no assets. Under the Company's current policy, plan benefits are funded at the time they are due to participants.

The assumptions used in accounting for the post-retirement benefit plans are set forth below for the years ended December 31:

	2008	2007	2006
Weighted average discount rates	**6.20%**	6.03%	5.66%
Health care cost trend rate assumed for next year	**7.0%**	8.0%	8.0%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	**2012**	2012	2011

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2008:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ -	$ -
Effect on postretirement benefit obligation	$ 0.2	$ (0.2)

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Set forth below is a detail of the net periodic benefit cost and the assumptions used in accounting for the post-retirement health care and life insurance plans for the years ended December 31:

	2008	2007	2006
Service cost	**$ 0.2**	$ 0.2	$ 0.2
Interest cost	**0.7**	0.8	0.8
Amortization of prior service cost	**(0.2)**	(0.2)	(0.2)
Amortization of actuarial (gain) loss	**(0.5)**	(0.8)	0.1
Net periodic benefit cost	**$ 0.2**	$ -	$ 0.9

Set forth below is a detail of other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended December 31:

	2008	2007
Current year actuarial gain	**$ (0.2)**	$ (1.5)
Amortization of actuarial gain	**0.5**	0.8
Current year prior service credit	**(0.7)**	-
Amortization of prior service credit	**0.2**	0.2
Total recognized in other comprehensive income (loss)	**$ (0.2)**	$ (0.5)

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following sets forth the changes in benefit obligations during the year and reconciles the funded status of the post-retirement health care and life insurance plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	2008	2007
Change in benefit obligation		
Benefit obligation at beginning of year	$ 12.2	$ 13.8
Service cost	0.2	0.2
Interest cost	0.7	0.8
Actuarial gain	(0.2)	(1.5)
Plan amendments	(0.7)	-
Change in measurement date	(0.2)	-
Benefits paid	(1.3)	(1.1)
Benefit obligation at end of year	$ 10.7	$ 12.2
Funded status at end of year	$ (10.7)	$ (12.2)
Net amount recognized		
Obligation in excess of plan assets	$ (10.7)	$ (12.2)
Contributions in the fourth quarter	-	0.1
Net amount recognized	$ (10.7)	$ (12.1)
Amounts recognized in the balance sheets consist of:		
Current liabilities	$ (1.0)	$ (1.2)
Noncurrent liabilities	(9.7)	(10.9)
	$ (10.7)	$ (12.1)
Components of accumulated other comprehensive income (loss) consist of:		
Actuarial gain	$ (0.2)	$ (0.5)
Prior service credit	(2.3)	(1.9)
Change in measurement date	(0.1)	-
Deferred taxes	1.0	0.8
	$ (1.6)	$ (1.6)

The prior service credit included in accumulated other comprehensive income (loss) expected to be recognized in net periodic benefit cost in 2009 is $0.3 million ($0.2 million net of tax). No transition obligation or actuarial loss is expected to be recognized in net periodic benefit cost in 2009.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Future post-retirement benefit payments expected to be paid are:

2009	$	1.0
2010		1.0
2011		1.0
2012		1.0
2013		1.0
2014 - 2018		5.0
	$	10.0

Defined Contribution Plans: NACCO and its subsidiaries have defined contribution (401(k)) plans for substantially all U.S. employees and similar plans for employees outside of the United States. For NACCO and those subsidiaries, other than HBB, the applicable company matches employee contributions based on plan provisions. In addition, NACCO and certain other subsidiaries have defined contribution retirement plans that provide a stated minimum employer contribution. These plans also permit additional contributions whereby the applicable company's contribution to participants is determined annually based on a formula that includes the effect of actual compared with targeted operating results and the age and compensation of the participants. Total costs, including Company contributions, for these plans were $15.5 million, $22.6 million and $17.9 million in 2008, 2007 and 2006, respectively.

NOTE 18--Business Segments

Financial information for each of NACCO's reportable segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is presented in the following table. See Note 1 for a discussion of the Company's operating segments and product lines. NACCO's non-operating segment, NACCO and Other, includes the accounts of the parent company and Bellaire.

The accounting policies of the segments are the same as those described in Note 2. NMHG Wholesale derives a portion of its revenues from transactions with NMHG Retail. The amounts of these revenues, which are based on current market prices on similar third-party transactions, are indicated in the following table on the line "NMHG Eliminations" in the revenues section. HBB derives a portion of its revenues from transactions with KC. The amounts of these revenues, which are based on current market prices on similar third-party transactions, are indicated in the following table on the line "Eliminations" in the revenues section. No other intersegment sales transactions occur. Intercompany loans from NACCO to NMHG and KC are interest free beginning in the fourth quarter of 2008. Other intersegment transactions are recognized based on similar third-party transactions; that is, at current market prices.

The parent company charges management fees to its operating subsidiaries for services provided by the corporate headquarters. The management fees are based upon estimated parent company resources devoted to providing centralized services and stewardship activities and are allocated among all subsidiaries based upon the relative size and complexity of each subsidiary. In order to determine the allocation of management fees among the subsidiaries each year, the parent company reviews the time its employees devoted to each operating subsidiary during the prior year and the estimated costs for providing centralized services and stewardship activities in the next year to determine the amount of management fees to allocate to each operating subsidiary for that year. In addition, the parent company reviews the amount of management fees allocated to its operating subsidiaries each quarter to ensure the amount continues to be reasonable based on the actual costs incurred to date. The Company believes the allocation method is consistently applied and reasonable. Total 2008, 2007 and 2006 fees were $13.9 million, $16.1 million and $15.4 million, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2008	2007 Revised	2006 Revised
Revenues from external customers			
NMHG			
NMHG Wholesale	**$ 2,740.1**	$ 2,581.9	$ 2,317.9
NMHG Retail	**175.4**	228.8	250.8
NMHG Eliminations	**(91.2)**	(91.0)	(80.2)
	2,824.3	2,719.7	2,488.5
Housewares			
HBB	**528.7**	540.7	546.7
KC	**202.3**	210.0	170.7
Housewares Eliminations	**(5.5)**	(4.8)	(5.9)
	725.5	745.9	711.5
NACoal	**130.5**	137.1	149.0
NACCO and Other	**-**	-	-
Total	**$ 3,680.3**	$ 3,602.7	$ 3,349.0
Gross profit			
NMHG			
NMHG Wholesale	**$ 278.4**	$ 339.6	$ 310.4
NMHG Retail	**30.6**	34.0	36.3
NMHG Eliminations	**1.1**	1.1	0.7
	310.1	374.7	347.4
Housewares			
HBB	**84.2**	112.4	114.9
KC	**84.1**	91.6	74.1
Housewares Eliminations	**-**	(0.1)	-
	168.3	203.9	189.0
NACoal	**14.7**	23.2	27.0
NACCO and Other	**0.2**	(0.6)	(0.2)
Total	**$ 493.3**	$ 601.2	$ 563.2
Selling, general and administrative expenses			
NMHG			
NMHG Wholesale	**$ 261.3**	$ 264.5	$ 234.5
NMHG Retail	**32.7**	45.4	50.3
	294.0	309.9	284.8
Housewares			
HBB	**64.2**	69.6	69.6
KC	**92.4**	91.1	67.2
	156.6	160.7	136.8
NACoal	**22.4**	18.5	23.3
NACCO and Other	**2.5**	3.2	5.5
Total	**$ 475.5**	$ 492.3	$ 450.4

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2008	2007 Revised	2006 Revised
Operating profit (loss)			
NMHG			
NMHG Wholesale	**$ (342.7)**	$ 66.3	$ 76.5
NMHG Retail	**(2.4)**	(10.1)	(9.7)
NMHG Eliminations	**1.1**	1.1	0.7
	(344.0)	57.3	67.5
Housewares			
HBB	**(60.8)**	42.2	43.5
KC	**(12.2)**	0.5	6.8
Housewares Eliminations	**-**	(0.1)	-
	(73.0)	42.6	50.3
NACoal	**32.0**	43.2	61.5
NACCO and Other	**(2.3)**	(3.8)	(5.7)
Total	**$ (387.3)**	$ 139.3	$ 173.6
Interest expense			
NMHG			
NMHG Wholesale	**$ (24.2)**	$ (21.7)	$ (27.9)
NMHG Retail	**(1.4)**	(2.8)	(3.0)
NMHG Eliminations	**(0.3)**	(0.9)	(0.9)
	(25.9)	(25.4)	(31.8)
Housewares			
HBB	**(10.4)**	(10.1)	(4.8)
KC	**(1.1)**	(1.8)	(0.7)
	(11.5)	(11.9)	(5.5)
NACoal	**(5.5)**	(7.0)	(7.4)
NACCO and Other	**-**	-	(0.1)
Eliminations	**2.3**	3.6	3.0
Total	**$ (40.6)**	$ (40.7)	$ (41.8)
Interest income			
NMHG			
NMHG Wholesale	**$ 4.4**	$ 5.2	$ 6.2
NMHG Retail	**-**	-	-
	4.4	5.2	6.2
Housewares			
HBB	**0.2**	-	-
KC	**-**	-	-
	0.2	-	-
NACoal	**0.1**	0.8	0.1
NACCO and Other	**5.2**	9.6	4.2
Eliminations	**(2.3)**	(3.6)	(3.0)
Total	**$ 7.6**	$ 12.0	$ 7.5

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2008	2007 Revised	2006 Revised
Other income (expense)			
(excluding interest income)			
NMHG			
NMHG Wholesale	**$ 5.3**	$ 7.3	$ (10.0)
NMHG Retail	**(0.1)**	(0.2)	(0.1)
NMHG Eliminations	**-**	-	(0.1)
	5.2	7.1	(10.2)
Housewares			
HBB	**0.4**	(0.4)	(2.4)
KC	**-**	(0.1)	(0.1)
	0.4	(0.5)	(2.5)
NACoal	**(1.4)**	(0.1)	0.1
NACCO and Other	**(2.7)**	(2.9)	(5.2)
Total	**$ 1.5**	$ 3.6	$ (17.8)
Income tax provision (benefit)			
NMHG			
NMHG Wholesale	**$ 8.2**	$ 9.0	$ 1.8
NMHG Retail	**7.0**	(3.6)	(3.9)
NMHG Eliminations	**0.3**	(0.4)	(0.1)
	15.5	5.0	(2.2)
Housewares			
HBB	**2.7**	12.2	13.5
KC	**(3.3)**	(0.5)	2.3
	(0.6)	11.7	15.8
NACoal	**3.1**	5.9	14.6
NACCO and Other	**0.6**	1.3	-
Total	**$ 18.6**	$ 23.9	$ 28.2
Net income (loss)			
NMHG			
NMHG Wholesale	**$ (365.6)**	$ 48.2	$ 43.7
NMHG Retail	**(10.9)**	(9.5)	(8.9)
NMHG Eliminations	**0.5**	0.6	(0.2)
	(376.0)	39.3	34.6
Housewares			
HBB	**(73.3)**	19.5	22.8
KC	**(10.0)**	(0.9)	3.7
Housewares Eliminations	**-**	(0.1)	-
	(83.3)	18.5	26.5
NACoal	**22.1**	31.0	39.7
NACCO and Other	**(0.4)**	1.6	6.0
Total	**$ (437.6)**	$ 90.4	$ 106.8

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2008	2007 Revised	2006 Revised
Total assets			
NMHG			
NMHG Wholesale	**$ 1,123.1**	$ 1,647.5	$ 1,519.3
NMHG Retail	**54.5**	93.5	135.5
NMHG Eliminations	**(82.5)**	(137.4)	(161.8)
	1,095.1	1,603.6	1,493.0
Housewares			
HBB	**203.3**	307.5	297.5
KC	**74.9**	70.7	60.5
Housewares Eliminations	**(0.4)**	(0.6)	(0.9)
	277.8	377.6	357.1
NACoal	**276.6**	268.7	262.4
NACCO and Other	**188.5**	308.0	213.7
Eliminations	**(150.1)**	(130.6)	(171.7)
Total	**$ 1,687.9**	$ 2,427.3	$ 2,154.5
Depreciation, depletion and amortization			
NMHG			
NMHG Wholesale	**$ 38.4**	$ 33.9	$ 30.9
NMHG Retail	**3.6**	7.8	10.8
	42.0	41.7	41.7
Housewares			
HBB	**4.2**	4.3	5.5
KC	**3.0**	2.3	1.8
	7.2	6.6	7.3
NACoal	**11.1**	12.4	13.6
NACCO and Other	**0.2**	0.1	0.1
Total	**$ 60.5**	$ 60.8	$ 62.7
Capital Expenditures			
NMHG			
NMHG Wholesale	**$ 39.2**	$ 35.9	$ 32.3
NMHG Retail	**2.0**	5.3	9.8
	41.2	41.2	42.1
Housewares			
HBB	**5.7**	3.9	4.2
KC	**6.0**	3.9	1.9
	11.7	7.8	6.1
NACoal	**12.6**	19.5	26.3
NACCO and Other	**6.4**	0.3	0.1
Total	**$ 71.9**	$ 68.8	$ 74.6

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Data By Geographic Region

No single country outside of the United States comprised 10% or more of the Company's revenues from unaffiliated customers. The "Other" category below includes Canada, Mexico, South America and Asia-Pacific. In addition, no single customer comprised 10% or more of the Company's revenues from unaffiliated customers. However, HBB and NACoal each derive sales from a single customer that exceeds 10% of the respective segment's revenues. The loss of that operating segment's customer would be material to each respective operating segment.

	United States	Europe, Africa and Middle East	Other	Consolidated
2008				
Revenues from unaffiliated customers, based on the customers' location	**$ 1,938.9**	**$ 921.8**	**$ 819.6**	**$ 3,680.3**
Long-lived assets	**$ 289.4**	**$ 60.0**	**$ 76.3**	**$ 425.7**
2007				
Revenues from unaffiliated customers, based on the customers' location	$ 1,983.9	$ 896.3	$ 722.5	$ 3,602.7
Long-lived assets	$ 286.4	$ 67.6	$ 74.6	$ 428.6
2006				
Revenues from unaffiliated customers, based on the customers' location	$ 2,051.5	$ 691.8	$ 605.7	$ 3,349.0
Long-lived assets	$ 280.1	$ 69.0	$ 71.0	$ 420.1

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 19--Quarterly Results of Operations (Unaudited)

A summary of the unaudited results of operations for the year ended December 31 is as follows:

	2008			
	First Quarter Revised	Second Quarter Revised	Third Quarter Revised	Fourth Quarter
Revenues				
NMHG Wholesale	$ 677.9	$ 742.4	$ 673.2	$ 646.6
NMHG Retail (including eliminations)	21.0	25.1	23.2	14.9
HBB	95.2	108.8	138.2	186.5
KC	39.2	39.7	45.6	77.8
Housewares Eliminations	(0.6)	(1.0)	(1.4)	(2.5)
NACoal	32.3	33.1	39.0	26.1
	$ 865.0	$ 948.1	$ 917.8	$ 949.4
Gross profit	$ 132.3	$ 121.9	$ 104.0	$ 135.1
Earnings of unconsolidated project mining subsidiaries	$ 8.6	$ 9.3	$ 9.7	$ 11.8
Operating profit (loss)				
NMHG Wholesale	$ 13.4	$ 7.3	$ (5.0)	$ (358.4)
NMHG Retail (including eliminations)	(0.2)	(0.1)	(0.6)	(0.4)
HBB	2.7	1.3	4.0	(68.8)
KC	(5.5)	(5.3)	(4.8)	3.4
Housewares Eliminations	0.1	(0.1)	-	-
NACoal	6.5	7.9	9.3	8.3
NACCO and Other	(0.7)	(0.3)	0.2	(1.5)
	$ 16.3	$ 10.7	$ 3.1	$ (417.4)
Net income (loss)				
NMHG Wholesale	$ 7.9	$ 3.2	$ (12.7)	$ (364.0)
NMHG Retail (including eliminations)	(0.6)	(0.6)	(7.4)	(1.8)
HBB	0.1	(0.6)	1.3	(74.1)
KC	(3.2)	(3.7)	(3.3)	0.2
Housewares Eliminations	(0.3)	0.8	1.3	(1.8)
NACoal	3.8	6.4	7.0	4.9
NACCO and Other	(2.1)	(3.2)	(3.5)	8.4
	$ 5.6	$ 2.3	$ (17.3)	$ (428.2)
Basic and Diluted earnings (loss) per share				
Net income (loss) per basic and diluted share	$ 0.68	$ 0.28	$ (2.09)	$ (51.69)

The significant decrease in operating results in the fourth quarter of 2008 compared with the prior quarters of 2008 is primarily due to impairment charges for goodwill and other intangible assets recorded by NMHG, HBB and KC during the fourth quarter of 2008 of $435.7 million.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007			
	First Quarter Revised	Second Quarter Revised	Third Quarter Revised	Fourth Quarter Revised
Revenues				
NMHG Wholesale	$ 590.7	$ 608.8	$ 622.9	$ 759.5
NMHG Retail (including eliminations)	42.5	45.8	33.0	16.5
HBB	96.8	103.3	140.4	200.2
KC	39.7	38.9	46.6	84.8
Housewares Eliminations	(0.4)	(0.8)	(2.1)	(1.5)
NACoal	34.6	34.9	34.4	33.2
	$ 803.9	$ 830.9	$ 875.2	$ 1,092.7
Gross profit	$ 133.0	$ 129.1	$ 150.5	$ 188.6
Earnings of unconsolidated project mining subsidiaries	$ 9.3	$ 8.6	$ 9.8	$ 10.0
Operating profit (loss)				
NMHG Wholesale	$ 14.0	$ 14.9	$ 8.2	$ 29.2
NMHG Retail (including eliminations)	(3.8)	(6.7)	2.7	(1.2)
HBB	2.7	1.6	14.1	23.8
KC	(4.9)	(4.2)	(0.9)	10.5
Housewares Eliminations	-	-	-	(0.1)
NACoal	9.5	13.0	10.6	10.1
NACCO and Other	(0.5)	(1.7)	(0.8)	(0.8)
	$ 17.0	$ 16.9	$ 33.9	$ 71.5
Net income (loss)				
NMHG Wholesale	$ 9.0	$ 10.4	$ 5.0	$ 23.8
NMHG Retail (including eliminations)	(3.7)	(5.9)	1.8	(1.1)
HBB	1.1	(0.6)	6.2	12.8
KC	(3.1)	(2.8)	(0.9)	5.9
Housewares Eliminations	(0.1)	0.1	0.2	(0.3)
NACoal	6.8	9.8	7.8	6.6
NACCO and Other	(2.2)	(1.3)	0.9	4.2
	$ 7.8	$ 9.7	$ 21.0	$ 51.9
Basic earnings per share				
Net income per basic share	$ 0.95	$ 1.17	$ 2.54	$ 6.28
Diluted earnings per share				
Net income per diluted share	$ 0.94	$ 1.17	$ 2.54	$ 6.27

The significant increase in operating results in the fourth quarter of 2007 compared with the prior quarters of 2007 is primarily due to the seasonal nature of HBB's and KC's business.

As previously described in Note 2, on December 31, 2008, HBB elected to change its method of valuing its inventory to the FIFO method, whereas in all prior years inventory was valued using the LIFO method. A reconciliation of previously reported unaudited quarterly results to the revised unaudited quarterly results of operations for the year ended December 31 is as follows.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2008		
	First Quarter	Second Quarter	Third Quarter
Cost of sales as previously reported	$ 737.4	$ 826.0	$ 813.9
HBB LIFO to FIFO change	(4.7)	0.2	(0.1)
Cost of sales as revised	$ 732.7	$ 826.2	$ 813.8
Gross profit as previously reported	$ 127.6	$ 122.1	$ 103.9
HBB LIFO to FIFO change	4.7	(0.2)	0.1
Gross profit as revised	$ 132.3	$ 121.9	$ 104.0
Operating profit as previously reported	$ 11.6	$ 10.9	$ 3.0
HBB LIFO to FIFO change	4.7	(0.2)	0.1
Operating profit as revised	$ 16.3	$ 10.7	$ 3.1
Income (loss) before income taxes and minority interest as previously reported	$ 3.4	$ 3.3	$ (4.0)
HBB LIFO to FIFO change	4.7	(0.2)	0.1
Income (loss) before income taxes and minority interest as revised	$ 8.1	$ 3.1	$ (3.9)
Income tax provision as previously reported	$ 0.7	$ 0.8	$ 13.2
HBB LIFO to FIFO change	1.8	(0.1)	-
Income tax provision as revised	$ 2.5	$ 0.7	$ 13.2
Income (loss) before minority interest as previously reported	$ 2.7	$ 2.5	$ (17.2)
HBB LIFO to FIFO change	2.9	(0.1)	0.1
Income (loss) before minority interest as revised	$ 5.6	$ 2.4	$ (17.1)
Net income (loss) as previously reported	$ 2.7	$ 2.4	$ (17.4)
HBB LIFO to FIFO change	2.9	(0.1)	0.1
Net income (loss) as revised	$ 5.6	$ 2.3	$ (17.3)
Comprehensive income (loss) as previously reported	$ 10.2	$ 16.9	$ (45.5)
HBB LIFO to FIFO change	2.9	(0.1)	0.1
Comprehensive income (loss) as revised	$ 13.1	$ 16.8	$ (45.4)
Basic and Diluted Earnings (Loss) per Share as previously reported	$ 0.33	$ 0.29	$ (2.10)
HBB LIFO to FIFO change	0.35	(0.01)	0.01
Basic and Diluted Earnings (Loss) per Share as revised	$ 0.68	$ 0.28	$ (2.09)

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Cost of sales as previously reported	$ 672.9	$ 701.5	$ 724.6	$ 904.4
HBB LIFO to FIFO change	(2.0)	0.3	0.1	(0.3)
Cost of sales as revised	$ 670.9	$ 701.8	$ 724.7	$ 904.1
Gross profit as previously reported	$ 131.0	$ 129.4	$ 150.6	$ 188.3
HBB LIFO to FIFO change	2.0	(0.3)	(0.1)	0.3
Gross profit as revised	$ 133.0	$ 129.1	$ 150.5	$ 188.6
Operating profit as previously reported	$ 15.0	$ 17.2	$ 34.0	$ 71.2
HBB LIFO to FIFO change	2.0	(0.3)	(0.1)	0.3
Operating profit as revised	$ 17.0	$ 16.9	$ 33.9	$ 71.5
Income (loss) before income taxes and minority interest as previously reported	$ 8.7	$ 11.6	$ 26.5	$ 65.5
HBB LIFO to FIFO change	2.0	(0.3)	(0.1)	0.3
Income (loss) before income taxes and minority interest as revised	$ 10.7	$ 11.3	$ 26.4	$ 65.8
Income tax provision (benefit) as previously reported	$ 2.2	$ 1.7	$ 5.4	$ 13.8
HBB LIFO to FIFO change	0.8	(0.1)	-	0.1
Income tax provision (benefit) as revised	$ 3.0	$ 1.6	$ 5.4	$ 13.9
Income (loss) before minority interest as previously reported	$ 6.5	$ 9.9	$ 21.1	$ 51.7
HBB LIFO to FIFO change	1.2	(0.2)	(0.1)	0.2
Income (loss) before minority interest as revised	$ 7.7	$ 9.7	$ 21.0	$ 51.9
Net income (loss) as previously reported	$ 6.6	$ 9.9	$ 21.1	$ 51.7
HBB LIFO to FIFO change	1.2	(0.2)	(0.1)	0.2
Net income (loss) as revised	$ 7.8	$ 9.7	$ 21.0	$ 51.9
Comprehensive income (loss) as previously reported	$ 11.6	$ 20.1	$ 28.9	$ 63.0
HBB LIFO to FIFO change	1.2	(0.2)	(0.1)	0.2
Comprehensive income (loss) as revised	$ 12.8	$ 19.9	$ 28.8	$ 63.2
Basic Earnings (Loss) per Share as previously reported	$ 0.80	$ 1.20	$ 2.55	$ 6.25
HBB LIFO to FIFO change	0.15	(0.03)	(0.01)	0.03
Basic Earnings (Loss) per Share as revised	$ 0.95	$ 1.17	$ 2.54	$ 6.28
Diluted Earnings (Loss) per Share as previously reported	$ 0.80	$ 1.20	$ 2.55	$ 6.24
HBB LIFO to FIFO change	0.14	(0.03)	(0.01)	0.03
Diluted Earnings (Loss) per Share as revised	$ 0.94	$ 1.17	$ 2.54	$ 6.27

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 20--Parent Company Condensed Balance Sheets

The condensed balance sheets of NACCO, the parent company, at December 31 are as follows:

	2008	2007 Revised
ASSETS		
Cash and cash equivalents	$ 71.2	$ 209.0
Other current assets	10.2	0.3
Current intercompany accounts receivable, net	-	0.6
Notes receivable from subsidiaries	73.3	72.5
Investment in subsidiaries		
NMHG	154.2	524.3
HBB	(38.2)	17.6
KC	37.5	22.2
NACoal	86.0	76.0
Other	17.0	62.3
	256.5	702.4
Property, plant and equipment, net	5.2	0.4
Other non-current assets	4.8	2.4
Total Assets	$ 421.2	$ 987.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	$ 8.8	$ 13.5
Current intercompany accounts payable, net	17.2	-
Note payable to Bellaire	28.2	74.3
Other non-current liabilities	10.3	8.4
Stockholders' equity	356.7	891.4
Total Liabilities and Stockholders' Equity	$ 421.2	$ 987.6

The credit agreements at NMHG, HBB, KC and NACoal allow the transfer of assets to NACCO under certain circumstances. The amount of NACCO's investment in NMHG, HBB, KC and NACoal and NACCO and Other that was restricted at December 31, 2008 totaled approximately $208.4 million. The amount of unrestricted cash available to NACCO included in "Investment in subsidiaries" was $6.2 million at December 31, 2008. Dividends, advances and management fees from its subsidiaries are the primary sources of cash for NACCO.

NOTE 21--Related Party Transactions

Three of NACoal's wholly owned subsidiaries, the project mining subsidiaries, meet the definition of a variable interest entity pursuant to FIN No. 46. The project mining subsidiaries were developed between 1974 and 1981 and operate lignite coal mines under long-term contracts with various utility customers. The contracts with the project mining subsidiaries' utility customers allow each mine to sell lignite coal at a price based on actual cost plus an agreed pre-tax profit per ton. The taxes resulting from earnings of the project mining subsidiaries are solely the responsibility of the Company. These entities are capitalized primarily with debt financing, which the utility customers have arranged and guaranteed. The obligations of the project mining subsidiaries are without recourse to NACCO and NACoal. Although NACoal owns 100% of the stock and manages the daily operations of these entities, the Company has determined that the equity capital provided by NACoal is not sufficient to adequately finance the ongoing activities of the project mining subsidiaries or absorb any expected losses without additional support from the utility customers. As a result, NACoal is not the primary beneficiary and therefore does not consolidate these entities' financial position or results of operations. The pre-tax income from the project mining subsidiaries is reported on the line "Earnings of unconsolidated project mining subsidiaries" in the Consolidated Statements of Operations with related taxes included in the provision for income taxes. The Company has included the pre-tax earnings of the project mining subsidiaries above operating profit as they are an integral component of the Company's business and operating results. The investment in the project mining subsidiaries and related tax assets and liabilities was $16.6 million and $15.6 million at December 31, 2008 and 2007, respectively, and are included on the line "Other Non-Current Assets" in the Consolidated Balance Sheets. The Company's risk of loss relating to these entities is limited to its invested capital, which was $5.0 million, $5.1 million and $5.1 million at December 31, 2008, 2007 and 2006, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Summarized financial information for the project mining subsidiaries is as follows:

	2008	2007	2006
Statement of Operations			
Revenues	**$ 402.0**	$ 346.4	$ 323.7
Gross profit	**$ 58.3**	$ 52.4	$ 49.8
Income before income taxes	**$ 39.4**	$ 37.7	$ 36.0
Income from continuing operations	**$ 30.3**	$ 29.7	$ 26.3
Net income	**$ 30.3**	$ 29.7	$ 26.3
Balance Sheet			
Current assets	**$ 94.0**	$ 81.8	
Non-current assets	**$ 557.4**	$ 439.3	
Current liabilities	**$ 93.0**	$ 75.3	
Non-current liabilities	**$ 553.4**	$ 440.7	

NACoal received dividends of $30.4 million and $29.8 million from the unconsolidated project mining subsidiaries in 2008 and 2007, respectively.

In addition, NMHG maintains an interest in one variable interest entity, NFS. The Company, however, has concluded that NMHG is not the primary beneficiary and will, therefore, continue to use the equity method to account for its 20% interest in NFS. NMHG does not consider its variable interest in NFS to be significant.

NMHG has a 20% ownership interest in NFS, a joint venture with GECC formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and National Account customers in the United States. NMHG's ownership in NFS is accounted for using the equity method of accounting.

Generally, NMHG sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with NFS or other unrelated third-parties. NFS provides debt financing to dealers and lease financing to both dealers and customers. NFS' total purchases of Hyster® and Yale® lift trucks from dealers, customers and directly from NMHG, such that NFS could provide lease financing to dealers and customers, for the years ended December 31, 2008, 2007 and 2006 were $428.3 million, $375.2 million and $388.3 million, respectively. Of these amounts, $73.9 million, $51.8 million and $66.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, were invoiced directly from NMHG to NFS so that the dealer or customer could obtain operating lease financing from NFS. Amounts receivable from NFS were $8.6 million and $6.7 million at December 31, 2008 and 2007, respectively.

Under the terms of the joint venture agreement with GECC, NMHG provides recourse for financing provided by NFS to NMHG dealers. Additionally, the credit quality of a customer or concentration issues within GECC may necessitate providing standby recourse or repurchase obligations or a guarantee of the residual value of the lift trucks purchased by customers and financed through NFS. At December 31, 2008, approximately $154.2 million of the Company's total guarantees, standby recourse or repurchase obligations related to transactions with NFS. NMHG has reserved for losses under the terms of the guarantees or standby recourse or repurchase obligations in its consolidated financial statements. Historically, NMHG has not had significant losses with respect to these obligations. During 2008, 2007 and 2006, the net losses resulting from customer defaults did not have a material impact on NMHG's results of operations or financial position.

In connection with the joint venture agreement, NMHG also provides a guarantee to GECC for 20% of NFS' debt with GECC, such that NMHG would become liable under the terms of NFS' debt agreements with GECC in the case of default by NFS. At December 31, 2008, loans from GECC to NFS totaled $918.2 million. Although NMHG's contractual guarantee was $183.6 million, the loans by GECC to NFS are secured by NFS' customer receivables, of which NMHG guarantees $154.2 million. Excluding the $154.2 million of NFS receivables guaranteed by NMHG from NFS' loans to GECC, NMHG's incremental obligation as a result of this guarantee to GECC is $152.8 million. NFS has not defaulted under the terms of this debt financing in the past and although there can be no assurances, NMHG is not aware of any circumstances that would cause NFS to default in future periods.

In addition to providing financing to NMHG's dealers, NFS provides operating lease financing to NMHG. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to NFS, NMHG leases these lift trucks back under an operating lease agreement and NMHG subleases those lift trucks to customers under an operating lease agreement. Total obligations to NFS under the operating lease agreements were $7.6 million and $9.6 million at December 31, 2008 and 2007, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG provides certain services to NFS for which it receives compensation under the terms of the joint venture agreement. These services consist primarily of administrative functions and remarketing services. Total income recorded by NMHG related to these services was $10.1 million in 2008, $9.0 million in 2007 and $8.0 million in 2006.

NMHG has a 50% ownership interest in SN, a limited liability company that was formed primarily to manufacture and distribute Sumitomo-Yale and Shinko-branded lift trucks in Japan and export Hyster® - and Yale®-branded lift trucks and related components and service parts outside of Japan. NMHG purchases products from SN under normal trade terms based on current market prices. In 2008, 2007 and 2006, purchases from SN were $116.0 million, $116.9 million and $95.6 million, respectively. Amounts payable to SN at December 31, 2008 and 2007 were $43.1 million and $36.0 million, respectively.

During 2008, 2007 and 2006, NMHG recognized $1.7 million, $2.0 million and $2.1 million, respectively, in expenses related to payments to SN for engineering design services. These expenses were included in "Selling, general and administrative expenses" in the Consolidated Statement of Operations. Additionally, NMHG recognized income of $1.6 million, $1.6 million and $1.4 million for payments from SN for use of technology developed by NMHG that are included in "Revenues" in the Consolidated Statement of Operations for the year ended December 31, 2008, 2007 and 2006, respectively.

Summarized financial information for both equity investments is as follows:

	2008	2007	2006
Statement of Operations			
Revenues	**$ 445.0**	$ 408.7	$ 341.4
Gross profit	**$ 121.3**	$ 120.2	$ 103.6
Income from continuing operations	**$ 18.9**	$ 27.6	$ 23.5
Net income	**$ 18.9**	$ 27.6	$ 23.5
Balance Sheet			
Current assets	**$ 146.1**	$ 125.7	
Non-current assets	**$ 1,274.4**	$ 1,137.2	
Current liabilities	**$ 141.6**	$ 121.3	
Non-current liabilities	**$ 1,144.3**	$ 1,025.8	

At December 31, 2008 and 2007, NMHG's investment in NFS was $14.8 million and $15.0 million, respectively, and NMHG's investment in SN was $29.9 million and $22.7 million, respectively. NMHG received dividends of $3.1 million and $2.1 million from NFS and $0.1 million and $0.1 million from SN in 2008 and 2007, respectively.

Legal services rendered by Jones Day approximated $3.2 million, $3.2 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in 2006 related to the services provided in relation to the Applica transaction. See Note 6 for further discussion of the Applica transaction. A director of the Company is also a partner of this law firm.

SCHEDULE I–CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED BALANCE SHEETS

	December 31	
	2008	2007 Revised
	(In millions)	
Cash and cash equivalents	**$ 71.2**	$ 209.0
Other current assets	**10.2**	0.3
Current intercompany accounts receivable, net	**-**	0.6
Notes receivable from subsidiaries	**73.3**	72.5
Investment in subsidiaries		
NMHG	**154.2**	524.3
HBB	**(38.2)**	17.6
KC	**37.5**	22.2
NACoal	**86.0**	76.0
Other	**17.0**	62.3
	256.5	702.4
Property, plant and equipment, net	**5.2**	0.4
Other non-current assets	**4.8**	2.4
Total Assets	**$ 421.2**	$ 987.6
Current liabilities	**$ 8.8**	$ 13.5
Current intercompany accounts payable, net	**17.2**	-
Note payable to Bellaire	**28.2**	74.3
Other non-current liabilities	**10.3**	8.4
Stockholders' equity	**356.7**	891.4
Total Liabilities and Stockholders' Equity	**$ 421.2**	$ 987.6

See Notes to Parent Company Condensed Financial Statements.

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31		
	2008	2007 Revised	2006 Revised
		(In millions)	
Income (expense):			
Intercompany interest income (expense)	**$ 0.1**	$ (0.4)	$ 0.5
Other, net	**2.2**	4.1	(3.4)
	2.3	3.7	(2.9)
Administrative and general expenses	**2.0**	3.3	5.4
Income (loss) before income taxes	**0.3**	0.4	(8.3)
Income tax provision (benefit)	**0.6**	0.4	(0.6)
Net loss before equity in earnings of subsidiaries	**(0.3)**	-	(7.7)
Equity in earnings (loss) of subsidiaries	**(437.3)**	90.4	114.5
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8

See Notes to Parent Company Condensed Financial Statements.

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2008	2007 Revised	2006 Revised
		(In millions)	
Operating Activities			
Net income (loss)	**$ (437.6)**	$ 90.4	$ 106.8
Equity in earnings (loss) of subsidiaries	**437.3**	(90.4)	(114.5)
Parent company only net loss	**(0.3)**	-	(7.7)
Net changes related to operating activities	**(1.2)**	(11.2)	12.8
Net cash provided by (used for) operating activities	**(1.5)**	(11.2)	5.1
Investing Activities			
Expenditures for property, plant and equipment	**(6.4)**	(0.2)	(0.1)
Net cash used for investing activities	**(6.4)**	(0.2)	(0.1)
Financing Activities			
Dividends received from subsidiaries	**52.2**	148.8	51.0
Intercompany notes	**(53.3)**	48.0	3.2
Notes payable to Bellaire	**(46.1)**	(39.1)	(0.9)
Capital contributions to subsidiaries	**(65.8)**	(6.0)	-
Cash dividends paid	**(16.9)**	(16.4)	(15.7)
Net cash provided by (used for) financing activities	**(129.9)**	135.3	37.6
Cash and cash equivalents			
Increase (decrease) for the period	**(137.8)**	123.9	42.6
Balance at the beginning of the period	**209.0**	85.1	42.5
Balance at the end of the period	**$ 71.2**	$ 209.0	$ 85.1

See Notes to Parent Company Condensed Financial Statements.

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE PARENT NACCO INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008, 2007 AND 2006

The notes to Consolidated Financial Statements, incorporated in Item 15 of this Form 10-K, are hereby incorporated by reference into these Notes to Parent Company Condensed Financial Statements.

NOTE A - LONG-TERM OBLIGATIONS AND GUARANTEES

NACCO Industries, Inc. (the parent company or "NACCO") is a holding company that has five operating segments. It is NACCO's policy not to guarantee the debt of its subsidiaries, which make up these segments.

NOTE B - UNRESTRICTED CASH

The amount of unrestricted cash available to NACCO, included in "Investment in subsidiaries" was $6.2 million at December 31, 2008 and was in addition to the $71.2 million of cash included in the Parent Company Condensed Balance Sheets at December 31, 2008.

NOTE C - RECLASSIFICATION

Certain reclassifications have been made to the parent company's prior years' financial statements to conform to the current year's presentation.

SCHEDULE II–VALUATION AND QUALIFYING ACCOUNTS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
YEAR ENDED DECEMBER 31, 2008, 2007 AND 2006

COL A.	COL B.	COL C.		COL D.	COL E.
		Additions			(E)
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts --Describe (C)	Deductions –Describe	Balance at End of Period
	(In millions)				
2008					
Reserves deducted from asset accounts:					
Allowance for doubtful accounts (D)	**$ 9.7**	**$ 8.8**	**$ (0.7)**	**$ 2.1** (A)	**$ 15.7**
Allowance for discounts, adjustments and returns	**12.4**	**20.4**	**-**	**20.4** (B)	**12.4**
2007					
Reserves deducted from asset accounts:					
Allowance for doubtful accounts (D)	$ 9.1	$ 2.4	$ 0.1	$ 1.9 (A)	$ 9.7
Allowance for discounts, adjustments and returns	7.1	18.4	-	13.1 (B)	12.4
2006					
Reserves deducted from asset accounts:					
Allowance for doubtful accounts (D)	$ 10.0	$ 2.7	$ 0.3	$ 3.9 (A)	$ 9.1
Allowance for discounts, adjustments and returns	9.0	11.0	-	12.9 (B)	7.1

(A) Write-offs, net of recoveries.
(B) Payments and customer deductions for product returns, discounts and allowances.
(C) Subsidiary's foreign currency translation adjustments and other.
(D) Includes allowance of receivables classified as long-term of $6.2 million, $4.6 million and $4.0 million in 2008, 2007 and 2006, respectively.
(E) Balances which are not required to be presented and those which are immaterial have been omitted.

[This page intentionally left blank]

EXHIBIT INDEX

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession.

2.1(i) Amended and Restated Spin-Off Agreement, dated as of April 25, 2007, among NACCO Industries, Inc., Housewares Holding Company, Hamilton Beach, Inc. and Hamilton Beach/Proctor-Silex, Inc., is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed by the Company on May 1, 2007, Commission File Number 1-9172.

(3) Articles of Incorporation and By-laws.

3.1(i) Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File Number 1-9172.

3.1(ii) Amended and Restated By-laws of the Company are incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 7, 2008, Commission File Number 1-9172.

(4) Instruments defining the rights of security holders, including indentures.

4.1 The Company by this filing agrees, upon request, to file with the Securities and Exchange Commission the instruments defining the rights of holders of Long-Term debt of the Company and its subsidiaries where the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

4.2 The Mortgage and Security Agreement, dated April 8, 1976, between The Falkirk Mining Company (as Mortgagor) and Cooperative Power Association and United Power Association (collectively as Mortgagee) is incorporated herein by reference to Exhibit 4(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File Number 1-9172.

4.3 Amendment No. 1 to the Mortgage and Security Agreement, dated as of December 15, 1993, between Falkirk Mining Company (as Mortgagor) and Cooperative Power Association and United Power Association (collectively as Mortgagee) is incorporated herein by reference to Exhibit 4(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Commission File Number 1-9172.

4.4 Stockholders' Agreement, dated as of March 15, 1990, among the signatories thereto, the Company and Ameritrust Company National Association, as depository, is incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on March 29, 1990 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.5 Amendment to Stockholders' Agreement, dated as of April 6, 1990, among the signatories thereto, the Company and Ameritrust Company National Association, as depository, is incorporated herein by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed on April 11, 1990 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.6 Amendment to Stockholders' Agreement, dated as of April 6, 1990, among the signatories thereto, the Company and Ameritrust Company National Association, as depository, is incorporated herein by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed on April 11, 1990 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.7 Amendment to Stockholders' Agreement, dated as of November 17, 1990, among the signatories thereto, the Company, and Ameritrust Company National Association, as depository, is incorporated herein by reference to Amendment No. 2 to the Schedule 13D filed on March 18, 1991 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.8 Amendment to Stockholders' Agreement, dated as of November 14, 1996, among the signatories thereto, the Company, the New Participating Stockholders (as defined therein) and Key Bank, N.A. (successor to Ameritrust Company National Association), as depository, is incorporated herein by reference to Amendment No. 3 to the Schedule 13D filed on November 26, 1996, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.9 Amendment to Stockholders' Agreement, dated as of November 14, 1996, among the signatories thereto, the Company, the New Participating Stockholders (as defined therein) and Key Bank, N.A. (successor to Ameritrust Company National Association), as depository, is incorporated herein by reference to Amendment No. 3 to the Schedule 13D filed on November 26, 1996, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.10 Amendment to Stockholders' Agreement, dated as of April 9, 1998, by and among KeyCorp Shareholder Services, Inc., the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 6 to the Schedule 13D filed on March 25, 1999, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.11 Amendment to Stockholders' Agreement, dated as of December 26, 1998, by and among KeyCorp Shareholder Services, Inc., the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 6 to the Schedule 13D filed on March 25, 1999, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.12 Amendment to Stockholders' Agreement, dated as of November 30, 1999, by and among First Chicago Trust Company of New York, the Company and the Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 7 to the Schedule 13D filed on March 30, 2000, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.13 Amendment to Stockholders' Agreement, dated as of November 30, 1999, by and among First Chicago Trust Company of New York, the Company and the Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 7 to the Schedule 13D filed on March 30, 2000, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.14 Amendment to Stockholders' Agreement, dated as of March 30, 2000, by and among First Chicago Trust Company of New York, the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 7 to the Schedule 13D filed on March 30, 2000, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.15 Amendment to Stockholders' Agreement, dated as of October 31, 2000, by and among First Chicago Trust Company of New York, the Company and the Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 8 to the Schedule 13D filed on February 14, 2001, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.16 Amendment to Stockholders' Agreement, dated as of October 31, 2000, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 8 to the Schedule 13D filed on February 14, 2001, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.17 Amendment to Stockholders' Agreement, dated as of February 14, 2001, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 8 to the Schedule 13D filed on February 14, 2001, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.18 Amendment to Stockholders' Agreement, dated as of December 26, 2001, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 9 to the Schedule 13D filed on February 14, 2002, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.19 Amendment to Stockholders' Agreement, dated as of February 11, 2002, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 9 to the Schedule 13D filed on February 14, 2002, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.20 Indenture, dated as of May 9, 2002, by and among NMHG Holding Co., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (including the form of 10% senior note due 2009) is incorporated herein by reference to Exhibit 4.2 to the NMHG Holding Co.'s Registration Statement on Form S-4 filed on May 28, 2002, Commission File Number 333-89248.

4.21 Amendment to Stockholders' Agreement, dated as of October 24, 2002, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 10 to the Schedule 13D filed on February 14, 2003, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.22 Amendment to Stockholders' Agreement, dated as of December 30, 2002, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 10 to the Schedule 13D filed on February 14, 2003, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.23 Amendment to Stockholders' Agreement, dated as of December 28, 2004, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Exhibit 4.23 of the Registration Statement on Form S-4, filed by the Company on January 12, 2005, Commission File Number 333-121996.

4.24 Amendment to Stockholders' Agreement, dated as of February 7, 2005, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Exhibit 4.24 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on February 7, 2005, Commission File Number 333-121996.

4.25 Amendment to Stockholders' Agreement, dated as of March 24, 2006, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 15 to the Schedule 13D filed on February 14, 2008, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.26 Amendment to Stockholders' Agreement, dated as of September 19, 2007, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 15 to the Schedule 13D filed on February 14, 2008, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.27 Amendment to Stockholders' Agreement, dated as of November 13, 2008, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders is incorporated herein by reference to Amendment No. 16 to the Schedule 13D filed on February 13, 2009, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.28 Amendment to Stockholders' Agreement, dated as of November 26, 2008, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders is incorporated herein by reference to Amendment No. 16 to the Schedule 13D filed on February 13, 2009, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

(10) Material Contracts.

10.1* The NACCO Industries, Inc. 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.2* Form of Incentive Stock Option Agreement for incentive stock options granted before 1987 under The NACCO Industries, Inc. 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.3* Form of Incentive Stock Option Agreement for incentive stock options granted after 1986 under The NACCO Industries, Inc. 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.4* Form of Non-Qualified Stock Option Agreement under The NACCO Industries, Inc., 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(iv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.5* The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.6* Form of Non-Qualified Stock Option Agreement under The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.7* Form of Incentive Stock Option Agreement for incentive stock options granted before 1987 under The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(vii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.8* Form of Incentive Stock Option Agreement for incentive stock options granted after 1986 under The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(viii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.9* Form of award agreement for the NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

10.10* Form of award agreement for the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan, effective December 12, 2006, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2006, Commission File Number 1-9172.

10.11* NACCO Industries, Inc. 2007 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.12* NACCO Industries, Inc. Supplemental Annual Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2008) is incorporated herein by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Commission File Number 1-9172.

10.13* NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2008) is incorporated herein by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Commission File Number 1-9172.

10.14* NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan (Effective as of January 1, 2008) is incorporated herein by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Commission File Number 1-9172.

10.15* NACCO Industries, Inc. Non-Employee Directors' Equity Compensation Plan (Effective as of January 1, 2008) is incorporated herein by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Commission File Number 1-9172.

10.16* The Retirement Plan For Alfred M. Rankin, Jr. (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.17* The NACCO Industries, Inc. Unfunded Benefit Plan (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.18* The NACCO Industries, Inc. Excess Retirement Plan (Effective January 1, 2008) is incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.19* NACCO Industries, Inc. 2008 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2008, Commission File Number 1-9172.

10.20* Amendment No. 1 to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K., filed by the Company on November 13, 2008, Commission File Number 1-9172.

10.21* Amendment No. 1 to the NACCO Industries, Inc. Unfunded Benefit Plan (As Amended and Restated Effective as of December 1, 2007) is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on November 13, 2008, Commission File Number 1-9172.

10.22* Amendment No. 1 to the NACCO Industries, Inc. Supplemental Executive Long-term Incentive Bonus Plan (As Amended and Restated Effective as of January 1, 2008) is attached hereto as Exhibit 10.22.

10.23 Purchase and Sale Agreement, dated October 11, 2000, by and among Phillips Petroleum Company, Phillips Coal Company, The North American Coal Corporation, Oxbow Property Company L.L.C. and Red Hills Property Company L.L.C. is incorporated herein by reference to Exhibit 10(xxxvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.24 Credit Agreement, dated as of October 11, 2000, by and among The North American Coal Corporation, the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Book Manager, Keybank National Association, as Syndication Agent, and Citibank N.A., as Agent, is incorporated herein by reference to Exhibit 10(liv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.25 Letter Amendment, dated as of November 20, 2001, to the Credit Agreement, dated as of October 11, 2000, by and among The North American Coal Corporation, the Lenders named therein, and Citibank N.A., as Agent, is incorporated herein by reference to Exhibit 10(lv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.26 Credit Agreement, dated as of March 8, 2005, by and among The North American Coal Corporation, the Initial Lenders named therein and Citibank N.A., as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on March 8, 2005, Commission File Number 1-9172.

10.27 Amendment No. 2 to the Credit Agreement, dated as of March 8, 2005, by and among The North American Coal Corporation, the Lenders, as defined in the Credit Agreement, and Citibank N.A., as agent for the Lenders, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on August 2, 2006, Commission File Number 1-9172.

10.28* The North American Coal Corporation Deferred Compensation Plan For Management Employees (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.29* The North American Coal Corporation Excess Retirement Plan (Effective January 1, 2008) is incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.30* The North American Coal Corporation Supplemental Retirement Benefit Plan (As Amended and Restated as of January 1, 2008) is incorporated herein by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.31* The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009 (As Amended and Restated Effective as of December 1, 2007) is incorporated herein by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.32* The North American Coal Corporation Value Appreciation Plan For Years 2006 to 2015 (As Amended and Restated Effective as of January 1, 2008) is incorporated herein by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.33* The North American Coal Corporation 2008 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2008, Commission File Number 1-9172.

10.34* Amendment No. 1 to The North American Coal Corporation Deferred Compensation Plan For Management Employees (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on November 13, 2008, Commission File Number 1-9172.

10.35* Amendment No. 1 to the North American Coal Corporation Value Appreciation Plan for Years 2006 to 2015 (Amended and Restated Effective January 1, 2008) is attached hereto as Exhibit 10.35.

10.36 Agreement and Plan of Merger, dated as of April 7, 1989, among NACCO Industries, Inc., Yale Materials Handling Corporation, Acquisition I, Esco Corporation, Hyster Company and Newesco, is incorporated herein by reference to Exhibit 2.1 to Hyster-Yale Materials Handling, Inc.'s Registration Statement on Form S-1 filed May 17, 1989, Commission File Number 33-28812.

10.37 Agreement and Plan of Merger, dated as of April 7, 1989, among NACCO Industries, Inc., Yale Materials Handling Corporation, Acquisition II, Hyster Company and Newesco, is incorporated herein by reference to Exhibit 2.2 to Hyster-Yale Materials Handling, Inc.'s Registration Statement on Form S-1 filed May 17, 1989, Commission File Number 33-28812.

10.38 Credit Agreement, dated as of May 9, 2002, among NMHG Holding Co., NACCO Materials Handling Group, Inc., NMHG Distribution Co., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., as administrative agent for the Lenders and the Issuing Bank thereunder and Credit Suisse First Boston as joint arrangers and joint bookrunners and CSFB as syndication agent is incorporated herein by reference to Exhibit 10.1 to the NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.39 Operating Agreement, dated July 31, 1979, among Eaton Corporation and Sumitomo Heavy Industries, Ltd. is incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.40 Agreement and Plan of Merger, dated as of December 20, 1993, between Hyster Company, an Oregon corporation, and Hyster Company, a Delaware corporation, is incorporated herein by reference to Exhibit 10(lxxviii) to Hyster-Yale Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission File Number 33-28812.

10.41 Agreement and Plan of Merger, dated as of December 20, 1993, between Yale Materials Handling Corporation, a Delaware corporation, Hyster Company, a Delaware corporation, and Hyster-Yale Materials Handling, Inc., a Delaware corporation, is incorporated herein by reference to Exhibit 10(lxxix) to Hyster-Yale Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission File Number 33-28812.

10.42 Amendment, dated as of January 1, 1994, to the Third Amendment and Restated Operating Agreement dated as of November 7, 1991, between NACCO Materials Handling Group and AT&T Commercial Finance Corporation is incorporated herein by reference to Exhibit 10(c) to the Hyster-Yale Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, Commission File Number 33-28812.

10.43 Equity joint venture contract, dated November 27, 1997, between Shanghai Perfect Jinqiao United Development Company Ltd., People's Republic of China, NACCO Materials Handling Group, Inc., USA, and Sumitomo-Yale Company Ltd., Japan is incorporated herein by reference to Exhibit 10.3 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.44 Recourse and Indemnity Agreement, dated October 21, 1998, between General Electric Capital Corp., NMHG Financial Services, Inc. and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.4 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.45 Restated and Amended Joint Venture and Shareholders Agreement, dated April 15, 1998, between General Electric Capital Corp. and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.5 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.46 Amendment No. 1 to the Restated and Amended Joint Venture and Shareholders Agreement between General Electric Capital Corporation and NACCO Materials Handling Group, Inc., dated as of October 21, 1998 is incorporated herein by reference to Exhibit 10.6 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.47 International Operating Agreement, dated April 15, 1998, between NACCO Materials Handling Group, Inc. and General Electric Capital Corp. (the "International Operating Agreement") is incorporated herein by reference to Exhibit 10.7 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.48 Amendment No. 1 to the International Operating Agreement, dated as of October 21, 1998 is incorporated herein by reference to Exhibit 10.8 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.49 Amendment No. 2 to the International Operating Agreement, dated as of December 1, 1999, is incorporated herein by reference to Exhibit 10.9 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.50 Amendment No. 3 to the International Operating Agreement, dated as of May 1, 2000, is incorporated herein by reference to Exhibit 10.10 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.51 Letter agreement, dated November 22, 2000, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.11 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.52 A$ Facility Agreement, dated November 22, 2000, between GE Capital Australia and National Fleet Network Pty Limited is incorporated herein by reference to Exhibit 10.12 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.53 Loan Agreement, dated as of June 28, 1996, between NACCO Materials Handling Group, Inc. and NACCO Industries, Inc. is incorporated herein by reference to Exhibit 10.13 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.54 Business Sale Agreement, dated November 10, 2000, between Brambles Australia Limited, ACN 094 802 141 Pty Limited and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.14 to NMHG Holding Co.'s Registration Statement on Form S-4, dated May 28, 2002, Commission File Number 333-89248.

10.55 First Amendment, dated as of June 28, 2002, to the Credit Agreement dated as of May 9, 2002, among NMHG Holding Co., NACCO Materials Handling Group, Inc. NMHG Distribution Co., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., as administrative agent for the Lenders and the Issuing Bank thereunder and Credit Suisse First Boston as joint arrangers and joint bookrunners and CSFB as syndication agent is incorporated herein by reference to Exhibit 10(xci) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.56 Amendment No. 2, dated as of January 1, 2004, to the Restated and Amended Joint Venture and Shareholders Agreement between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.35 to NMHG Holding Co.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commission File Number 333-89248.

10.57 Letter Agreement, dated March 12, 2004, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.36 to NMHG Holding Co.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commission File Number 333-89248.

10.58 Letter Agreement, dated December 15, 2004, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on February 18, 2005, Commission File Number 333-89248.

10.59 Letter Agreement, dated February 14, 2005, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.2 to NMHG Holding Co.'s Current Report on Form 8-K, filed on February 18, 2005, Commission File Number 333-89248.

10.60 Fourth Amendment, dated as of June 30, 2004, to the Credit Agreement dated as of May 9, 2002, among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., as administrative agent for the Lenders and the Issuing Bank thereunder and Credit Suisse First Boston as joint arrangers and joint bookrunners and CSFB as syndication agent is incorporated herein by reference to Exhibit 10.37 to NMHG Holding Co.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File Number 333-89248.

10.61 Letter Agreement, dated March 28, 2005, between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on April 1, 2005, Commission File Number 1-9172.

10.62 Letter Agreement, dated May 31, 2005, between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 6, 2005, Commission File Number 1-9172.

10.63 Amendment No. 5, dated September 29, 2005, to the International Operating Agreement between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on October 4, 2005, Commission File Number 333-89248.

10.64 Amended and Restated Credit Agreement, dated as of December 19, 2005, among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and the Issuing Bank thereunder and Citigroup Global Markets Inc. as sole lead arranger and sole bookrunner is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on December 21, 2005, Commission File Number 333-89248.

10.65 Term Loan Agreement, dated March 22, 2006, by and among NACCO Materials Handling Group, Inc., as borrower, the financial institutions party thereto, Citicorp North America, Inc., as Administrative Agent, and Citigroup Global Markets Inc., as Sole Lead Arranger, Sole Bookrunner and Syndication Agent, is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on March 28, 2006, Commission File Number 333-89248.

10.66 First Amendment to the Amended and Restated Credit Agreement, dated as of March 22, 2006, by and among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and the Issuing Bank thereunder, and Citigroup Global Markets Inc. as sole lead arranger and sole bookrunner is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on April 3, 2006, Commission File Number 333-89248.

10.67 Second Amendment to the Amended and Restated Credit Agreement, dated as of December 19, 2005, by and among NMHG Holding Co., certain of its subsidiaries, the Lenders, as defined in the Credit Agreement, and Citicorp North America, Inc., as administrative agent for the Lenders, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on July 27, 2006, Commission File Number 1-9172.

10.68 Third Amendment to the Amended and Restated Credit Agreement, dated as of December 19, 2005, by and among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and the Issuing Bank thereunder, and Citigroup Global Markets Inc. as sole lead arranger and sole bookrunner is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 19, 2006, Commission File Number 1-9172.

10.69 Agreement for Services between NMHG Oregon, LLC and Reginald R. Eklund, Effective July 1, 2006 is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on September 6, 2006, Commission File Number 1-9172.

10.70* The NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (As Amended and Restated Effective December 1, 2007), is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.71* The NACCO Materials Handling Group, Inc. Excess Retirement Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.72* The NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2000 Through December 31, 2007 (As Amended and Restated as of December 1, 2007), is incorporated herein by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.73* Amendment No. 1 to The NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2000 Through December 31, 2007 (As Amended and Restated as of December 1, 2007), is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed by the Company on April 30, 2008, Commission File Number 1-9172.

10.74* The NACCO Materials Handling Group, Inc. 2008 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2008, Commission File Number 1-9172.

10.75* The NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on May 16, 2008, Commission File Number 1-9172.

10.76 Amendment No. 3, effective as of July 1, 2008, to the Restated and Amended Joint Venture and Shareholders Agreement, dated as of April 15, 1998, by and between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on August 1, 2008, Commission File Number 1-9172.

10.77 Amendment No. 7, effective as of July 1, 2008, to the International Operating Agreement, dated as of April 15, 1998, by and between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on August 1, 2008, Commission File Number 1-9172.

10.78 Amendment No. 2, effective as of July 1, 2008, to the Recourse and Indemnity Agreement, dated as of October 21, 1998, by and among NACCO Materials Handling Group, Inc., NMHG Financial Services, Inc. and General Electric Capital Corporation, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on August 1, 2008, Commission File Number 1-9172.

10.79 Letter Agreement executed October 15, 2008 by and between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on October 20, 2008, Commission File Number 1-9172.

10.80* Amendment No. 1 to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (As Amended and Restated Effective December 1, 2007), is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on November 13, 2008, Commission File Number 1-9172.

10.81* NACCO Materials Handling Group, Inc. Excess Pension Plan for UK Transferees (As Amended and Restated Effective November 11, 2008) is attached hereto as Exhibit 10.81.

10.82* Amendment No. 1 to the NACCO Materials Handling Group, Inc. Excess Retirement Plan (Effective January 1, 2008) is attached hereto as Exhibit 10.82.

10.83* The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (As Amended and Restated Effective December 1, 2007), is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.84* The Kitchen Collection, Inc. Excess Retirement Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.85* The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2003 Through December 31, 2007 (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.86* Amendment No. 1 to The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2003 Through December 31, 2007 (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed by the Company on April 30, 2008, Commission File Number 1-9172.

10.87* The Kitchen Collection, Inc. 2008 Annual Incentive Compensation Plan is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed by the Company on April 30, 2008, Commission File Number 1-9172.

10.88* The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed by the Company on April 30, 2008, Commission File Number 1-9172.

10.89 Guaranty Agreement, dated as of December 17, 2002, executed by Hamilton Beach/Proctor-Silex, Inc. in favor of Wachovia National Association, as Administrative Agent, and ABN Amro Bank N.V., Canadian Branch, as Canadian Agent, and the Lenders, for the benefit of Proctor-Silex Canada, Inc. is incorporated herein by reference to Exhibit 10(xcvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.90 Pledge Agreement, dated as of December 17, 2002, by and among HB-PS Holding Company, Inc. and Wachovia National Association, as Administrative Agent (100% of stock of Hamilton Beach/Proctor-Silex, Inc.) is incorporated herein by reference to Exhibit 10(xcviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.91 Pledge Agreement, dated as of December 17, 2002, by and among Hamilton Beach/Proctor-Silex, Inc. and Wachovia National Association, as Administrative Agent (65% of stock of each of Proctor-Silex Canada, Inc., Grupo HB/PS, S.A. de C.V., Hamilton Beach/Proctor-Silex de Mexico, S.A. de C.V., and Proctor-Silex, S.A. de C.V. and 100% of Altoona Services, Inc.) is incorporated herein by reference to Exhibit 10(xcix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.92 Agreement of Merger, dated as of January 20, 1988, among NACCO Industries, Inc., Housewares Holding Company, WE-PS Merger, Inc. and WearEver-ProctorSilex, Inc., is incorporated herein by reference to pages 8 through 97 of Exhibit 2 to the Company's Current Report on Form 8-K, dated February 1, 1988, Commission File Number 1-9172.

10.93 Shareholders Agreement, dated January 20, 1988, among NACCO Industries, Inc. and the shareholders named therein is incorporated herein by reference to pages 98 through 108 of Exhibit 2 to the Company's Current Report on Form 8-K, dated February 1, 1988, Commission File Number 1-9172.

10.94 Credit Agreement, dated as of December 17, 2002, among Hamilton Beach/Proctor-Silex, Inc. and Proctor-Silex Canada, Inc., as Borrowers, each of the Financial Institutions initially a signatory, as Lenders, Wachovia National Association, as Administrative Agent, ABN Amro Bank N.V., Canadian Branch, as Canadian Agent, Key Bank, National Association, as Syndication Agent, Fleet Capital Corporation, as Documentation Agent, LaSalle Business Credit, Inc., as Documentation Agent, and National City Commercial Finance, Inc., as Documentation Agent is incorporated herein by reference to Exhibit 10(xciv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.95 Security Agreement, dated as of December 17, 2002, between Hamilton Beach/Proctor-Silex, Inc. and Wachovia National Association, as Administrative Agent is incorporated herein by reference to Exhibit 10 (xcv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.96 Security Agreement, dated as of December 17, 2002, between Proctor-Silex Canada, Inc., Wachovia National Association, as Administrative Agent, and ABN Amro Bank N.V., Canadian Branch, as Canadian Agent is incorporated herein by reference to Exhibit 10(xcvi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.97 First Amendment, dated as of June 29, 2004, to the Credit Agreement, dated as of December 17, 2002, among Hamilton Beach/Proctor-Silex, Inc. and Proctor-Silex Canada, Inc., as Borrowers, each of the Financial Institutions initially a signatory, as Lenders, Wachovia National Association, as Administrative Agent, ABN Amro Bank N.V., Canadian Branch, as Canadian Agent, Key Bank, National Association, as Syndication Agent, Fleet Capital Corporation, as Documentation Agent, LaSalle Business Credit, Inc., as Documentation Agent, and National City Business Credit, Inc., as Documentation Agent is incorporated herein by reference to Exhibit 10(cxxxvi) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File Number 1-9172.

10.98 Second Amendment to Credit Agreement, dated as of June 23, 2005, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and Wachovia Bank, as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 24, 2005, Commission File Number 1-9172.

10.99 Third Amendment to Credit Agreement, dated as of May 17, 2006, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and Wachovia Bank, as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 26, 2006, Commission File Number 1-9172.

10.100 Fourth Amendment to Credit Agreement, dated as of May 31, 2007, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and UBS AG, Stamford Branch as Administrative Agent, KeyBank National Association as Documentation Agent and Wachovia Bank, National Association as Syndication Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 4, 2007, Commission File Number 1-9172.

10.101 Term Loan Credit Agreement, dated as of May 31, 2007, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and UBS AG, Stamford Branch as Administrative Agent, KeyBank National Association as Documentation Agent and Wachovia Bank, National Association as Syndication Agent, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on June 4, 2007, Commission File Number 1-9172.

10.102 First Amendment to Term Loan Credit Agreement, dated as of July 6, 2007, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and UBS AG, Stamford Branch as Administrative Agent, is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 6, 2007, Commission File Number 1-9172.

10.103* The Hamilton Beach Brands, Inc. Unfunded Benefit Plan (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.104* The Hamilton Beach Brands, Inc. Excess Retirement Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.105* The Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2003 Through December 31, 2007 (As Amended and Restated as of December 1, 2007), is incorporated herein by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.106* Amendment No. 1 to The Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2003 Through December 31, 2007 (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed by the Company on April 30, 2008, Commission File Number 1-9172.

10.107* The Hamilton Beach Brands, Inc. 2008 Annual Incentive Compensation Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2008, Commission File Number 1-9172.

10.108* The Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan (Effective January 1, 2008) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on May 16, 2008, Commission File Number 1-9172.

10.109* Amendment No. 1 to the Hamilton Beach Brands, Inc. Unfunded Benefit Plan (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on November 13, 2008, Commission File Number 1-9172.

(18) Letter re change in accounting principles is attached hereto as Exhibit 18.

(21) Subsidiaries. A list of the subsidiaries of the Company is attached hereto as Exhibit 21.

(23) Consents of experts and counsel.

23.1 The consent of Ernst & Young LLP, independent registered public accounting firm, is attached hereto as Exhibit 23.1.

(24) Powers of Attorney.

24.1 A copy of a power of attorney for Owsley Brown II is attached hereto as Exhibit 24.1.

24.2 A copy of a power of attorney for Dennis W. LaBarre is attached hereto as Exhibit 24.2.

24.3 A copy of a power of attorney for Richard de J. Osborne is attached hereto as Exhibit 24.3.

24.4 A copy of a power of attorney for Ian M. Ross is attached hereto as Exhibit 24.4.

24.5 A copy of a power of attorney for Michael E. Shannon is attached hereto as Exhibit 24.5.

24.6 A copy of a power of attorney for Britton T. Taplin is attached hereto as Exhibit 24.6.

24.7 A copy of a power of attorney for David F. Taplin is attached hereto as Exhibit 24.7.

24.8 A copy of a power of attorney for John F. Turben is attached hereto as Exhibit 24.8.

24.9 A copy of a power of attorney for Eugene Wong is attached hereto as Exhibit 24.9.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

31(i)(1) Certification of Alfred M. Rankin, Jr. pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act is attached hereto as Exhibit 31(i)(1).

31(i)(2) Certification of Kenneth C. Schilling pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act is attached hereto as Exhibit 31(i)(2).

(32) Certification of Alfred M. Rankin, Jr. and Kenneth C. Schilling pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is attached hereto as Exhibit 32.

(99) Other exhibits not required to otherwise be filed. Audited Combined Financial Statements for the Project Mines of The North American Coal Corporation: The Coteau Properties Company, The Falkirk Mining Company and The Sabine Mining Company, dated December 31, 2008, 2007 and 2006 with Report of Independent Registered Public Accounting Firm is attached hereto as Exhibit 99.

* Management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of this Annual Report on Form 10-K.

Exhibit 18

March 10, 2009

Mr. Kenneth C. Schilling
Vice President and Controller
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, OH 44124

Dear Mr. Schilling:

Note 2 of Notes to Consolidated Financial Statements of NACCO Industries, Inc. included in its Form 10-K for the year ended December 31, 2008 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. There are no authoritative criteria for determining a 'preferable' inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Exhibit 21

SUBSIDIARIES OF NACCO INDUSTRIES, INC.

The following is a list of active subsidiaries as of the date of the filing with the Securities and Exchange Commission of the Annual Report on Form 10-K to which this is an Exhibit. Except as noted, all of these subsidiaries are wholly owned, directly or indirectly.

Name	Incorporation
Bellaire Corporation	Ohio
The Coteau Properties Company	Ohio
The Falkirk Mining Company	Ohio
Grupo HB/PS, S.A. de C.V.	Mexico
Hamilton Beach Brands Canada, Inc.	Ontario (Canada)
Hamilton Beach Brands, Inc.	Delaware
Hamilton Beach, Inc.	Delaware
Housewares Holding Co.	Delaware
Hyster (H.K.) Limited	China
Hyster-Yale Materials Handling, Inc.	Delaware
The Kitchen Collection, Inc.	Delaware
Mississippi Lignite Mining Company	Texas
NACCO Materials Handling Group Brasil Ltda.	Brazil
NACCO Materials Handling Group, Inc.	Delaware
NACCO Materials Handling Group, Ltd.	England
NACCO Materials Handling Group Pty, Ltd.	Australia
NACCO Materials Handling, B.V.	Netherlands
NACCO Materials Handling, S.p.A.	Italy
NACCO Materials Handling Limited	England
National Fleet Network Pty Limited	Australia
NMHG Australia Holding Pty Ltd	Australia
NMHG Belgium BVBA	Belgium
NMHG Distribution B.V.	Netherlands
NMHG Distribution Pty. Limited	Australia
NMHG Financial Services, Inc.	Delaware (20%)
NMHG Holding Co.	Delaware
NMHG Mexico S.A. de C.V.	Mexico
NMHG Oregon, LLC	Oregon
N.M.H. Holding B.V.	Netherlands
N.M.H. International B.V.	Netherlands
The North American Coal Corporation	Delaware
North American Coal Royalty Company	Delaware
Oxbow Property Company L.L.C.	Louisiana
Red Hills Property Company L.L.C.	Mississippi
Red River Mining Company	Texas
The Sabine Mining Company	Nevada
Shanghai Hyster Forklift, Ltd	China
Shanghai Hyster International Trading Co. Ltd	China
Sumitomo-NACCO Materials Handling Co., Ltd.	Japan (50%)
Yale Materials Handling UK Limited	United Kingdom

The Company has omitted the names of inactive subsidiaries and subsidiaries with minimal operations which, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" within the meaning of Rule 1-02 contained in Regulation S-X.

Exhibit 31(i)(1)

Certifications

I, Alfred M. Rankin, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of NACCO Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31(i)(2)

Certifications

I, Kenneth C. Schilling, certify that:

1. I have reviewed this annual report on Form 10-K of NACCO Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(Principal Financial Officer)

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NACCO Industries, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: March 13, 2009

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: March 13, 2009

/s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(Principal Financial Officer)

The following information related to the Company's stock performance was not included in or incorporated by reference into, and shall not be deemed to constitute a part of, the Company's Annual Report on Form 10-K filed with the SEC.

Stock Price Performance Presentation

The following graphs compare the Company's total annual stock price performance on Class A Common Stock against the total stock price performance of the Russell 2000 Index and, in the case of Graph 1, the Russell 2000 Producer Durables Index for the periods indicated. The graphs present the year-end value of a $100 investment, at the base point, for each index assuming the reinvestment of dividends.

In accordance with the regulations promulgated by the SEC, Graph 1 compares the stock price performance based upon the difference between the stock price at the beginning of each fiscal year and the stock price at the end of the fiscal year for the five-year period commencing January 1, 2004 (base point December 31, 2003) and ending December 31, 2008.

2004-2008 Stock Price Performance
Graph 1



(In Dollars)
$180
$160
$140
$120
$100
$80
$60
$40
$20
2003
2004
2005
2006
2007
2008
December 31
NACCO
Russell 2000
Russell 2000 Producer Durables

Assumes $100 invested at December 31, 2003 with dividends reinvested.

The Company believes that the measurement set forth in Graph 1, which is based upon the stock price at a single point in time in each year, does not adequately reflect the Company's stock price performance over the period because of the numerous periodic fluctuations throughout the year in both the price of the Company's stock and the level of the Russell 2000 Index. The Company, therefore, has provided Graph 2, which compares the returns for the Company and the Russell 2000 Index based upon the average of the daily closing stock price compared with the corresponding information from Graph 1, which is based upon the change in the stock price for each fiscal year for the same period as in Graph 1.

2004-2008 Stock Price Performance
Graph 2


(In Dollars)
$180
$160
$140
$120
$100
$80
$60
$40
$20
2003
2004
2005
2006
2007
2008
December 31
NACCO
Russell 2000
NACCO (12-Month Moving Average)
Russell 2000 (12-Month Moving Average)

Assumes $100 invested at December 31, 2003 with dividends reinvested.
12-month moving average data is based upon the daily closing price.

The Company believes that although sustained operating and financial performance will ultimately be reflected in stock price, the five-year period portrayed in the foregoing graphs is too brief a period over which to measure the results of significant strategic activities, and that corporate financial and strategic performance will be reflected in stock price only when measured over the long term. The Company, therefore, has included Graph 3, which compares the 10-year returns for the Company and the Russell 2000 Index based on the average stock price for the year computed using the same method as in Graph 2 for the 10-year period commencing January 1, 1999 (base point December 31, 1998) and ending December 31, 2008.

1999-2008 Stock Price Performance
Graph 3


(In Dollars)
$250
$200
$150
$100
$50
$0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
December 31
NACCO (12-Month Moving Average)
Russell 2000 (12-Month Moving Average)

Assumes $100 invested at December 31, 1998 with dividends reinvested.
12-month moving average data is based upon the daily closing price.

Environmental Benefits

This Summary Annual Report and Supplemental Package is printed using post-consumer waste recycled paper and vegetable-based inks. By using this environmental paper, NACCO Industries Inc. saved the following resources:

130 trees preserved for the future

372 lbs. water-borne waste not created

54,808 gal. wastewater flow saved

FSC Recycled
Supporting responsible use of forest resources
www.fsc.org Cert no. SW-COC-002686
© 1996 Forest Stewardship Council

100%

6,064 lbs. solid waste not generated

11,940 lbs. net greenhouse gases prevented

91,392,000 BTUs energy not consumed

The FSC Trademark identifies wood fibers coming from forests which have been certified in accordance with the rules of the Forest Stewardship Counsel.

NC Listed NYSE

NACCO Industries, Inc.
5875 Landerbrook Drive, Suite 300 • Cleveland, Ohio 44124
An Equal Opportunity Employer

Printed in U.S.A.